As filed with the Securities and Exchange Commission on April 13, 2011

Registration: No. 333-167759

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AFFINIA GROUP HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	3714	20-1483366
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(I.R.S. Employer Identification Number)

1101 Technology Drive

Ann Arbor, Michigan 48108

(734) 827-5400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

c/o Steven E. Keller

Senior Vice President, General Counsel and Secretary

1101 Technology Drive

Ann Arbor, Michigan 48108

(734) 827-5400

(Name, address, including zip code and telephone number, including area code, of agent for service)

Please address a copy of all communications to:

Vincent Pagano, Jr., Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	William V. Fogg, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza, 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.01 par value	$230,000,000	$16,399(3)

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant.
(2)	Includes shares of common stock which may be sold pursuant to the underwriters’ option to purchase additional shares.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated April 13, 2011.

PROSPECTUS

             shares

Affinia Group Holdings Inc.

Common Stock

This is an initial public offering of common stock by Affinia Group Holdings Inc. We are selling              shares of our common stock.

We estimate the initial public offering price to be between $             and $             per share. Currently, no public market exists for our common stock. We have applied for the listing of our common stock on The New York Stock Exchange under the symbol “AFN.”

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to              additional shares of common stock from us, at the initial public offering price, less underwriting discounts and commissions.

Investing in our common stock involves a high degree of risk. See “Risk Factors ” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2011.

J.P. Morgan	Barclays Capital	BofA Merrill Lynch	Baird

Wells Fargo Securities	BMO Capital Markets	BB&T Capital Markets

                    , 2011

You should rely only on the information contained in this prospectus or contained in any free writing prospectus approved by us or filed by us with the Securities and Exchange Commission (the “SEC”). Neither we, nor the underwriters, have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any such free writing prospectus. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Dealer Prospectus Delivery Obligation

Through and including                     , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

MARKET AND INDUSTRY DATA

Unless otherwise specified, (i) all references to the “aftermarket” or “market” refer to the light and commercial vehicle replacement products and services industry, (ii) “Eastern Europe” refers to Bulgaria, Czech Republic, Hungary, Poland, Romania, Russia, Slovakia, Slovenia, Turkey and Ukraine, (iii) “North America” refers to the United States, Canada and Mexico, (iv) all references to the “traditional” distribution channel refer to our sales to warehouse distributors, jobber stores and professional installers, (v) “the Alliance” refers to Aftermarket Auto Parts Alliance Inc., which is an auto parts distribution and marketing organization, marketing the Auto Value and Bumper to Bumper brands, (vi) “CARQUEST” refers to CARQUEST Auto Parts, a distributor of replacement products, comprised of stores owned and operated by General Parts Inc. (and its affiliated companies) and by independent franchise dealers, (vii) “DIFM” is an acronym for do-it-for-me and refers to consumers who use professionals to perform the maintenance and repair work needed on their vehicles, (viii) “DIY” is an acronym for do-it-yourself and refers to consumers who perform the maintenance and repair work needed on their vehicles, (ix) “NAPA” refers to NAPA Auto Parts, a distributor of replacement products, comprised of stores owned and operated by Genuine Parts Company (and its affiliated companies) and by independent franchise dealers, (x) “OEM” refers to original equipment manufacturers and (xi) “OES” refers to original equipment service providers.

Our market position is based on sales data for 2009. This prospectus includes industry data and forecasts that we have prepared based, in part, upon industry data and forecasts obtained from industry publications and surveys including, among others, the Automotive Aftermarket Industry Association (“AAIA”) 2011 Automotive Aftermarket Factbook and J.D. Power and Associates (“JD Power”), as well as internal company surveys. Third-party industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Our internal data and forecasts have not been verified by any independent source and we have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions upon which those sources relied. Estimates of historical growth rates in the markets where we operate are not necessarily indicative of future growth rates in such markets.

Certain Trademarks

The product and brand names WIX®, Raybestos®, Nakata®, Brake-Pro®, Filtron™, AIMCO® and McQuay-Norris® are trademarks of Affinia Group Holdings Inc. or its subsidiaries. This prospectus may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and such brand names, trademarks, service marks and trade names are the property of their respective owners.

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this prospectus. You should read the entire prospectus carefully, particularly the “Risk Factors” and our consolidated financial statements and the related notes thereto. In this prospectus, unless otherwise indicated or the context otherwise requires, references to the terms “we,” “us,” “our,” the “Company” and “Affinia” refer to Affinia Group Holdings Inc. and its subsidiaries on a consolidated basis.

Our Company

We are a global leader in the light and commercial vehicle replacement products and services industry, which is also referred to as the aftermarket. Our extensive aftermarket product offering consists principally of filtration, brake and chassis products. Our filtration products fit heavy and medium duty trucks, light vehicles, equipment in the off-highway market (i.e., construction, mining, forestry and agricultural) and equipment for industrial and marine applications. Our brake and chassis products fit light vehicles and heavy and medium duty trucks. In addition, we provide aftermarket products and distribution services in South America. We believe that the growth of the global aftermarket, from which we derived approximately 98% of our net sales in 2010, is predominantly driven by the size, age and use of the population of vehicles and equipment in operation. We design, manufacture, distribute and market a broad range of aftermarket products in North America, South America, Europe, Asia and Africa and generate sales in over 70 countries. Based on management estimates and certain information from third parties, we believe that we hold the #1 market position in North American aftermarket filtration and brake products and the #2 market positions in North American aftermarket chassis products and Brazilian aftermarket parts distribution by net sales for the year ended December 31, 2010.

Our aftermarket products can be classified into two primary groups:

(1)	Routine maintenance products, such as oil, fuel, air and other filters, and

(2)	Wear products that are designed to be replaced occasionally, such as brake and chassis products (e.g., pads, rotors, shoes, drums, shock absorbers, steering and other suspension products).

We believe that these are the most attractive product groups of the aftermarket given the higher frequency of replacement for filters and brake products and the historical and expected growth in these product groups due to increasing regulatory and consumer focus on the environmental and safety benefits of these products.

We market our products under a variety of well-known brands, including WIX®, Raybestos®, Nakata®, Brake-Pro®, Filtron™, AIMCO® and McQuay-Norris®. Additionally, we provide private label products to large aftermarket distributors, including NAPA®, CARQUEST® and ACDelco®, as well as co-branded products for Federated Auto Parts (“Federated”) and Automotive Distribution Network (“ADN”). We believe that we have achieved our leading market positions due to the quality and reputation of our brands and products among professional installers, who are the primary decision makers for the purchase of the products we supply to the aftermarket. We believe that the reputation of our brands and products for form, fit, function and quality promotes significant demand for our products from these installers and throughout the aftermarket supply chain. Our reputation for reliability has helped us penetrate retailers, such as O’Reilly Auto Parts and AutoZone, whose customers have become increasingly sophisticated about the quality of the products they install in their vehicles.

In addition to servicing the light vehicle population, we sell to medium and heavy duty truck fleets and repair facilities through many of our customers, such as NAPA, CARQUEST, the Alliance and other independent warehouse distributors. We also serve the off-highway market through our large customers and have successfully developed products for new non-vehicle related opportunities in stationary equipment and wind generation applications.

Our principal product areas are described below:

Product Area	Representative Brands	Product Description
Filtration	WIX, Filtron, NAPA, CARQUEST and ecoLAST	Oil, air, fuel, hydraulic and other filters for light, medium and heavy duty on and off-highway vehicle, industrial and marine applications

Brakes	Raybestos, BrakePro, AIMCO, NAPA, CARQUEST and ACDelco	Drums, rotors, calipers, friction and hydraulic components

Distribution – South America	Nakata, Bosch and WIX	Steering, shock absorbers and other suspension and driveline components, brakes, fuel and water pumps and other aftermarket products

Chassis	Raybestos, Nakata, NAPA Chassis, McQuay-Norris and ACDelco	Steering, suspension and driveline components

Our net sales for 2010 were approximately $2.0 billion. The following charts illustrate our net sales by geography and product type for the fiscal year ended December 31, 2010, excluding our Commercial Distribution Europe business unit, which we sold on February 2, 2010.

Our Industry

According to JD Power, there were a total of one billion light, medium and heavy duty vehicles registered worldwide in 2009. Approximately 259 million, or 25%, of these vehicles were registered in the United States. According to the AAIA, the overall size of the U.S. aftermarket was approximately $274 billion in 2009. We are one of the largest independent participants in the global aftermarket, based on our sales in over 70 countries and offer what we believe is the broadest line within our product categories. To facilitate efficient inventory management and timely vehicle owner customer service, many of our customers and professional installers rely on larger suppliers like us to have full line product offerings, consistent value-added services and timely delivery. There are important advantages to having meaningful size and scale in the aftermarket, including the ability to support significant distribution operations, offer sophisticated supply chain management capabilities and provide a broad line of quality products.

In general, aftermarket industry participants can be categorized into three major groups: (1) manufacturers of parts, (2) distributors of replacement parts (without manufacturing capabilities) and (3) installers, both professional and DIY customers. Distributors purchase products from manufacturers and sell them to wholesale or retail operations, which in turn sell them to installers.

The distribution business is comprised of the (1) traditional, (2) retail and (3) OES channels. Typically, professional installers purchase their products through the traditional channel, and DIY customers purchase products through the retail channel. The traditional channel includes such well-known distributors as NAPA, CARQUEST, Federated, the Alliance, Uni-Select and ADN. Through a network of distribution centers, these distributors sell primarily to owned or affiliated stores, which in turn supply professional installers. The retail channel includes merchants such as AutoZone, O’Reilly Auto Parts and Canadian Tire. The OES channel consists primarily of vehicle manufacturers’ service departments at new vehicle dealerships.

We believe that future growth in aftermarket product sales will be driven by the following key factors:

Growth in global vehicle population. JD Power estimates that the world’s total vehicle population in 2009 was approximately 1.0 billion and expects it to continue to grow at a compound annual growth rate (“CAGR”) of 3.2% from 2009 to 2015. In particular, JD Power expects that the total vehicle populations of several key emerging markets will grow significantly over the next several years, as indicated by the forecasted CAGRs in vehicle population from 2009 to 2015 for the following geographic areas:

•	Brazil – 3.0%

•	China – 13.7%

•	Eastern Europe – 2.9%

•	India – 10.2%

Growth in global commercial vehicle population. JD Power estimates that there were approximately 170 million commercial vehicles registered globally in 2009 and expects the commercial vehicle population to continue to grow at a CAGR of 2.9% from 2009 to 2015. In particular, JD Power expects that the U.S. commercial vehicle population will grow at a CAGR of 1.4% from 2009 to 2015 and that the commercial vehicle populations of several key emerging markets will grow significantly over the next several years, as indicated by the forecasted CAGRs in commercial vehicle population from 2009 to 2015 for the following geographic areas:

•	Brazil – 4.1%

•	China – 6.5%

•	Eastern Europe – 3.6%

•	India – 5.5%

Increase in total miles driven in the United States. In the United States, the total miles driven rose from 2.15 trillion in 1990 to 3.00 trillion in 2010, an increase of approximately 40%. Since 1980, annual miles driven in the United States have increased every year except for 2008.

Increase in average age of light vehicles in the United States. As of 2009, the average light vehicle age in the United States was 10.2 years, compared to an average of 8.8 years in 1999. As the average light vehicle age continues to rise, we believe that the use of aftermarket products will generally increase as well.

Increase in vehicle related regulation and legislation. Increase in environmental and safety legislation that is being adopted on a global basis has led to an increase in demand for high value filtration and brake products.

Our Competitive Strengths

Leading market positions in our product categories

We are one of the largest suppliers of aftermarket products with leading market positions in all of our primary categories. Based on management estimates and certain information from third parties, we believe that we hold the #1 market position in North American aftermarket filtration and brake products and the #2 market positions in North American aftermarket chassis products and Brazilian aftermarket parts distribution by net sales for the year ended December 31, 2010.

Well positioned to capture growth in emerging markets

We expect the aftermarket to grow disproportionately in the emerging markets. Additionally, we expect the vehicle population of Brazil, China, Eastern Europe and India to grow by a CAGR of 7.5% from 2009 to 2015, driven by robust new light vehicle sales and increasing commercial vehicle sales, a large percentage of which are first time vehicle purchases as opposed to replacement of existing vehicles. We have an established, large manufacturing footprint, well-known brands and an efficient distribution system to capitalize on the organic growth of these markets. Revenues in these markets represented approximately 30% of total revenues in 2010 and grew by approximately 115% between 2005 and 2010.

Long-standing customer relationships

Our top ten customers have maintained a relationship with us for an average of approximately 24 years. We have supplied our largest customer, NAPA, for over 40 years and we currently supply them with filtration, brake and chassis products. Similarly, we have supplied brake and filter products to our second largest customer, CARQUEST, for approximately 20 years and were recently awarded their chassis business. We provide our primary customers with an extensive range of services which help build customer loyalty and generate repeat business while differentiating us from our competitors. Our strong relationships and reputation with customers in the traditional channel have increasingly positioned us to penetrate the retail channel as evidenced by recent business wins at O’Reilly Auto Parts and AutoZone.

Portfolio of highly regarded aftermarket brands

As a result of their reputation for form, fit, function and quality, we believe that our brands are preferred by the most common purchasers of products in the aftermarket (i.e., professional installers and technicians). Our well-known portfolio of brands includes WIX, Raybestos, Nakata, Brake Pro, Filtron, AIMCO and McQuay-Norris. We believe that through our WIX line of filters, we have the broadest product line offering in the North American aftermarket. We believe that our Raybestos brand brake pads have a reputation for less noise and better performance than our competitors’ products. Approximately 60% of our net sales in 2010 were derived from products we consider to be premium products, which command higher prices due to their reputation for superior quality and performance.

Leading heavy duty filtration platform

We believe that we are among the largest global manufacturers of aftermarket filters for heavy duty applications. We manufacture aftermarket filters for nearly every type of vehicle, including products for light, medium and heavy duty as well as off-highway applications. Approximately 60% of our North America filtration net sales in 2010 were for heavy duty and off-highway applications (i.e., construction, mining, forestry and agricultural). These heavy duty and off-highway products require more complex technologies and therefore are priced at three to four times the price of those used in light vehicle products. We believe that our WIX brand of filters has the #1 market position in the commercial vehicle filtration market.

Strong reputation for customer support and product breadth

We believe that our emphasis on customer service coupled with the breadth of our product offering are key factors in maintaining our leading market positions. We continuously seek to improve service, order turnaround time, product coverage and order accuracy. Our ability to replenish inventory quickly is important to customers as it enables them to maximize their sales while carrying reduced inventory levels. For these reasons, we ship the vast majority of orders within 24 to 48 hours of receipt.

Global lower labor cost manufacturing and distribution footprint

Over the last several years, we have shifted a significant portion of our manufacturing and distribution base to lower labor cost countries. In the last six years we have closed or sold 59 facilities in high cost countries (i.e., the United States, Canada and England) and have built or acquired several facilities in lower labor cost countries (i.e., China, India, Mexico and Ukraine).

Accomplished management team

Our operations are led by an experienced management team that has successfully transformed the business over the past five years. Our top nine executives, led by our Chief Executive Officer, Terry R. McCormack, have an average of approximately 24 years in the aftermarket and industrial sectors. These executives have been instrumental in our efforts to shift the manufacturing footprint to lower labor cost, high growth emerging markets while maintaining and enhancing our customer relationships, entering into new markets and positioning us for future growth. As a result of their efforts, our gross margin has increased from 13.8% for the year ended December 31, 2005 to 20.6% for the year ended December 31, 2010.

Our Business Strategy

Develop relationships with new customers in the retail distribution channel

Historically, we have held a leading position in the traditional channel for filtration, brake and chassis products and have benefited from our strong reputation for quality among the most sophisticated customers (i.e., professional installers and technicians). As retailers expand their target markets to the professional installers, we have been able to maintain our leading position by adding retailers to our customer base. Management expects to continue leveraging our distribution capabilities and lower labor cost operating base to generate additional opportunities in the retail channel and continue to gain overall market share.

Increase product innovation and expand sales with existing customers in the traditional distribution channel

We are highly focused on enhancing our products for our core customers. We use our expertise in product design and engineering to develop and improve our product coverage with parts that meet or exceed OEM specifications. We also have been successful at expanding our strong relationships with customers by selling them additional products. We will continue to leverage our distribution and customer relationships to sell new products and services. For example, we introduced our new hub bearing product in 2008, we introduced our motorcycle and heavy duty parts in Brazil in 2009 and we introduced new hydraulic filtration products in 2010.

Expand sales in emerging markets

We have made significant investments in emerging markets over the last three years to capitalize on the rapid growth in these regions. This includes the purchase of an 85% controlling interest in Longkou Haimeng Machinery Co. Ltd. (“Haimeng”), one of the world’s largest drum and rotor manufacturing companies, in 2008. Over the past three years, we have opened new filtration manufacturing locations in Ukraine and Mexico as well as a new heavy duty friction and light vehicle brake shoe manufacturing operation in Mexico. In 2010, we expanded our filtration manufacturing capacity and capabilities in Brazil to sell into the domestic market. We are in the process of expanding our distribution capabilities with two new branches and a new warehouse in Brazil and starting a new filtration operation in China, which we expect to be operational in the first half of 2011 to sell into the domestic market and export product globally.

Grow presence in the commercial vehicle, industrial and marine aftermarket

We derived approximately 50% of our 2010 filtration revenues from the premium heavy duty equipment market, which includes on-highway trucks, construction equipment, agricultural equipment, industrial equipment and severe service vehicles. We believe that these products enjoy growth rates well in excess of gross domestic product given the increased focus on emissions coupled with the growing importance of fuel efficiency (as diesel fuel costs have increased by approximately 35% from December 2005 to December 2010). We also have expanded our product line in filtration, including the introduction of new hydraulic filtration products.

Capitalize on favorable aftermarket trends

We are focused on expanding our product lines and solidifying our position as a leading provider of aftermarket filtration, brake and chassis products in order to capitalize on several trends that are likely to positively affect growth and profitability in the aftermarket. For example, the AAIA expected the U.S. aftermarket to grow by 3.8% in 2010, 3.4% in 2011 and 3.6% in 2012, due to pent up demand developed in 2008 and 2009. Based on AAIA data, the markets for our primary products are expected to grow at higher rates than the overall aftermarket due to the fact that our maintenance and wear replacement markets are less affected by the increasing durability of vehicles.

Focus on operating efficiency and cash flow generation

Since 2005 we have lowered our manufacturing and distribution costs by approximately $98 million, thereby improving our return on assets and free cash flow. During that time we have rationalized and consolidated many of our facilities and have shifted production to lower labor cost countries. The majority of our product offerings are produced via light-intensity manufacturing processes, which avoid material capital expenditure requirements for individual pieces of production equipment. We believe that our focus on operating cost savings and achieving a high return on assets, combined with our relatively low capital expenditure requirements, will allow us to continue generating significant free cash flow in the future. As a result of this focus, our operating margin grew from 0.5% for the year ended December 31, 2005 to 6.0% for the year ended December 31, 2010.

Pursue opportunistic acquisitions and joint ventures

We intend to continue to analyze and pursue acquisition opportunities and joint ventures where we believe that we can add value and realize synergies by improving operating results through application of our processes, as demonstrated in our existing businesses. Our acquisition strategy also is focused on expanding into new geographic markets and providing products that fit well within our existing distribution channels.

Risks Related to Our Business

Investing in our common stock involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our common stock. There are several risks related to our business that are described under “Risk Factors” elsewhere in this prospectus. Among these important risks are the following:

•

Continued volatility in and disruption to the global economy, including the global capital and credit markets, has affected and may continue to materially and adversely affect our business, financial condition and results of operations, as well as our ability to access credit and has affected and may continue to materially and adversely affect the financial soundness of our customers and suppliers.

•	Our business would be materially and adversely affected if we lost any of our larger customers.

•

Increased crude oil and gasoline prices could reduce global demand for and use of automobiles and increase our costs, which could have a material and adverse effect on our business, financial condition and results of operations.

•

The shift in demand from premium to economy brands may require us to produce value products at the expense of premium products, resulting in lower prices, thereby reducing our margins and decreasing our net sales.

•	We are subject to increasing pricing pressure from imports, particularly from lower labor cost countries.

•	Increasing costs for manufactured components, raw materials and energy prices may materially and adversely affect our business, financial condition and results of operations.

•	If our customers seek more expansive return policies or practices, such as extended payment terms, our cash flow and results of operations could be materially and adversely affected.

•	Our substantial leverage could harm our business by limiting our available cash and our access to additional capital.

Ownership

Affinia Group Holdings Inc. is a Delaware corporation formed on July 6, 2004 and the issuer of the common stock offered hereby. Affinia Group Holdings Inc.’s principal stockholders are investment funds affiliated with The Cypress Group L.L.C. (collectively, “Cypress”) and OMERS Administration Corporation (“OMERS”). The Cypress Group L.L.C. is a New York-based private equity firm founded in 1994. Since 1994, Cypress professionals have invested $4 billion in transactions exceeding $22 billion in value. Selected transactions include: Communications & Power Industries Inc.; Cinemark USA, Inc.; The Meow Mix Company; Wesco International, Inc. and Williams Scotsman, Inc. OMERS is one of Canada’s leading pension funds with approximately $53 billion in net investment assets at December 31, 2010. As one of the largest institutional investors in Canada, OMERS manages a diversified global portfolio of more than 2,800 stocks and bonds as well as real estate, infrastructure and private equity investments. Cypress and OMERS invested in us in connection with the acquisition by Affinia Group Inc., one of our subsidiaries, of substantially all of Dana Corporation’s (“Dana”) aftermarket business operations on November 30, 2004 (the “Acquisition”).

Following the Acquisition, we announced two restructuring plans: (i) a restructuring plan that we announced at the beginning of 2005 as part of the Acquisition, also referred to herein as the “acquisition restructuring” and (ii) a restructuring plan that we announced at the end of 2005, also referred to herein as the “comprehensive restructuring” (collectively, the “restructuring plans”). We have completed the acquisition restructuring and the comprehensive restructuring was substantially completed by the end of 2010. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Restructuring Activity.”

Affinia Group Holdings Inc. is a holding company with no significant operations or material assets other than equity interests in its subsidiaries. Our principal subsidiaries are Affinia Group Intermediate Holdings Inc. and Affinia Group Inc.

Corporate Information

Our principal executive offices are located at 1101 Technology Drive, Ann Arbor, Michigan, 48108, and our telephone number is (734) 827-5400. Our website address is www.affiniagroup.com. The information contained on our website or that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our common stock.

THE OFFERING

Common stock we are offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ after deducting the underwriting discounts and commissions and estimated expenses of this offering and assuming we sell the shares for $ per share, representing the mid-point of the price range set forth on the cover page of this prospectus. We intend to use approximately $102 million of our net proceeds from this offering to prepay the payment in kind Seller Subordinated Note (the “Seller Note”) that we issued to an affiliate of Dana in connection with the Acquisition and the remainder for general corporate purposes. See “Use of Proceeds.”

Dividend policy	We do not intend to pay dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed ticker symbol	“AFN”

Unless otherwise indicated, all information contained in this prospectus assumes:

•	the underwriters do not exercise their option to purchase up to additional shares of our common stock; and

•	an initial public offering price of $ per share, the mid-point of the price range set forth on the cover page of this prospectus.

The number of shares of common stock to be outstanding immediately after this offering does not reflect:

•	shares of common stock issuable upon the exercise of options granted to our management and employees; and

•	additional shares of common stock authorized and reserved for future issuance under our stock incentive plan.

For more detailed information regarding our common stock, see “Description of Capital Stock.”

SUMMARY HISTORICAL FINANCIAL DATA

The following table sets forth summary historical financial data as of and for the years ended December 31, 2008, 2009 and 2010. The summary historical financial data as of December 31, 2009 and 2010 and for each of the fiscal years ended December 31, 2008, 2009 and 2010 have been derived from, and should be read together with, our audited historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The summary historical financial data as of December 31, 2008 have been derived from our audited historical consolidated financial statements and the accompanying notes that are not included in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The summary historical financial data should be read together with “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,
(Dollars in millions, except per share data)	2008	2009	2010
Statement of income data:(1)
Net sales	$1,915	$1,797	$1,991
Cost of sales	(1,546)	(1,429)	(1,581)

Gross profit	369	368	410
Selling, general and administrative expenses	(276)	(267)	(290)

Operating profit	93	101	120
Gain (loss) on extinguishment of debt	—	8	(1)
Change in fair value of redeemable preferred stock embedded derivative liability	3	(24)	(24)
Other income (loss), net	(4)	5	3
Interest expense	(65)	(79)	(77)

Income from continuing operations before income tax provision, equity in income and noncontrolling interest	27	11	21
Income tax provision	(14)	(19)	(23)
Equity in income, net of tax	—	1	1

Net income (loss) from continuing operations	13	(7)	(1)
Income (loss) from discontinued operations, net of tax	(19)	(61)	—

Net loss	(6)	(68)	(1)
Less: net income attributable to noncontrolling interest, net of tax	—	2	4

Net loss attributable to the Company	$(6)	$(70)	$(5)

Earnings per share data:
Basic earnings per share attributable to common shareholders:
Basic net loss from continuing operations	$(3.34)	$(3.89)	$(10.87)
Income (loss) from discontinued operations, net of tax	(4.66)	(14.85)	0.11

Net loss attributable to the Company	$(8.00)	$(18.74)	$(10.76)

Weighted average shares outstanding (in thousands)	3,558	3,559	3,572

Diluted earnings per share attributable to common shareholders:
Diluted net loss from continuing operations	$(3.34)	$(3.89)	$(10.87)
Income (loss) from discontinued operations, net of tax	(4.66)	(14.85)	0.11

Net loss attributable to the Company	$(8.00)	$(18.74)	$(10.76)

Weighted average shares outstanding (in thousands)	3,558	3,559	3,572
Statement of cash flows data:
Net cash provided by operating activities	$47	$55	$22
Net cash used in investing activities	(75)	(36)	(98)
Net cash (used in) provided by financing activities	53	(35)	66
Other financial data:
Capital expenditures	$25	$31	$52
Depreciation and amortization(2)	34	36	37
EBITDA(3)	126	124	131
Change in fair value of redeemable preferred stock embedded derivative liability	3	(24)	(24)
Restructuring charges(4)	28	12	24
Balance sheet data (end of period):(5)
Cash and cash equivalents	$78	$66	$55
Total current assets	995	973	1,017
Total assets	1,535	1,505	1,616
Total current liabilities	467	437	455
Total debt	703	692	798
Total shareholders’ equity(6)	257	238	177

(1)	Our Commercial Distribution Europe business unit was sold on February 2, 2010. As a result, in accordance with Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant, and Equipment,” the Commercial Distribution Europe segment, which is also referred to as Quinton Hazell, is accounted for as a discontinued operation. The consolidated statements of operations for all periods presented have been adjusted to reflect this segment as a discontinued operation.
(2)	The depreciation and amortization expense excludes the Commercial Distribution Europe segment. The consolidated cash flow statement, which is included in our audited financial statements included elsewhere in this prospectus, includes the Commercial Distribution Europe segment.
(3)	EBITDA is defined by us as net income (loss) from continuing operations, before interest expense, income tax provision and depreciation and amortization, less net income attributable to noncontrolling interest, net of tax, and less equity in income, net of tax. We believe that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. EBITDA is not a recognized term under generally accepted accounting principles in the United States (“GAAP”). Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies. EBITDA should not be viewed in isolation and does not purport to be an alternative to net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. The following table sets forth a reconciliation of EBITDA to net income from continuing operations:

	Year Ended December 31,
(Dollars in millions)	2008	2009	2010
Net income (loss) from continuing operations	$13	$(7)	$(1)
Interest expense	65	79	77
Income tax provision	14	19	23
Depreciation and amortization	34	36	37
Less: net income attributable to noncontrolling interest, net of tax	—	2	4
Less: equity in income, net of tax	—	1	1

EBITDA	$126	$124	$131

(4)	Reflects expenditures from continuing operations incurred in connection with our comprehensive and other restructuring plans, which are principally related to severance and facility exit costs. The amounts also include expenditures related to asset write-downs. We commenced the comprehensive restructuring in 2005 and had substantially completed it by the end of 2010. At the end of 2009, we also approved the closure of our distribution operations located in Mississauga, Ontario, Canada. The operations closed at the end of the first quarter of 2010.
(5)	The various balance sheet items as of December 31, 2008 have not been updated to reflect the discontinued operation of the Commercial Distribution Europe segment.
(6)	Effective January 1, 2009, we changed the accounting for and reporting of minority interest (now called noncontrolling interest) in our consolidated financial statements as required under ASC Topic 810, “Consolidation.” Upon adoption, applicable prior period amounts have been retrospectively changed to conform. The noncontrolling interest was reclassified to the equity section of the balance sheet.

RISK FACTORS

An investment in our common stock is subject to a number of risks. You should carefully consider the risks described below together with all the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to purchase our common stock. If any of the events described in the risk factors below occur, our business, financial condition, results of operation, cash flows and prospects could be materially and adversely affected. In such an event, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks Relating to Our Industry and Our Business

Continued volatility in and disruption to the global economy, including the global capital and credit markets, has affected and may continue to materially and adversely affect our business, financial condition and results of operations, as well as our ability to access credit and has affected and may continue to materially and adversely affect the financial soundness of our customers and suppliers.

The global economy, including the global capital and credit markets, has been experiencing a period of significant uncertainty, characterized by very weak or negative economic growth, high unemployment, reduced spending by consumers and businesses, the bankruptcy, failure, collapse or sale of various financial institutions and a considerable level of intervention from the United States federal government and various foreign governments. These recessionary conditions have materially and adversely affected the demand for our products and services and, therefore, reduced purchases by our customers, which has negatively affected our revenue growth and caused a decrease in our profitability. Although many vehicle maintenance and repair expenses are non-discretionary, difficult economic conditions may reduce miles driven and thereby increase periods between maintenance and repairs. In addition, interest rate fluctuations, financial market volatility or credit market disruptions may limit our access to capital, and may also negatively affect our customers’ and our suppliers’ ability to obtain credit to finance their businesses on acceptable terms. As a result, our customers’ need for and ability to purchase our products or services may decrease, and our suppliers may increase their prices, reduce their output or change their terms of sale. If our customers’ or suppliers’ operating and financial performance deteriorates, or if they are unable to make scheduled payments or obtain credit, our customers may not be able to pay, or may delay payment of, accounts receivable owed to us, and our suppliers may restrict credit or impose different payment terms. Any inability of customers to pay us for our products and services, or any demands by suppliers for different payment terms, may materially and adversely affect our earnings and cash flow.

If these economic conditions do not improve or continue to deteriorate, our results of operations or financial condition could limit our ability to take actions pursuant to certain covenants in our debt agreements that are tied to ratios based on our financial performance. Such covenants include our ability to incur additional indebtedness, make investments or pay dividends.

Our business would be materially and adversely affected if we lost any of our larger customers.

For the year ended December 31, 2010, approximately 27% and 8% of our net sales from continuing operations were to NAPA and CARQUEST, respectively. To compete effectively, we must continue to satisfy these and other customers’ pricing, service, technology and increasingly stringent quality and reliability requirements. Additionally, our revenues may be affected by decreases in NAPA’s or CARQUEST’s business or market share. Consolidation among our customers may also negatively impact our business. We cannot provide any assurance as to the amount of future business with these or any other customers. While we intend to continue to focus on retaining and winning these and other customers’ business, we may not succeed in doing so. Although business with any given customer is typically split among numerous contracts, the loss of, or significant reduction in purchases by, one of those major customers could materially and adversely affect our business, financial condition and results of operations.

Increased crude oil and gasoline prices could reduce global demand for and use of automobiles and increase our costs, which could have a material and adverse effect on our business, financial condition and results of operations.

Material increases in the price of crude oil have historically been a contributing factor to the periodic reduction in the global demand for and use of automobiles. An increase in the price of crude oil could reduce global demand for and use of automobiles and continue to shift customer demand away from larger cars and light trucks (including sport utility vehicles (“SUVs”)), which we believe have more frequent replacement intervals for our products, which could have a material and adverse effect on our business, financial condition and results of operations. Demand for traditional SUVs and vans has declined in the past due, in part, to higher gasoline prices. If this trend were to continue, or if total miles driven were to decrease for a number of years, it could have a material and adverse effect on our business, financial condition and results of operations. Further, as higher gasoline prices result in a reduction in discretionary spending for auto repair by the end users of our products, our results of operations have been, and could continue to be, impacted. Additionally, higher gasoline prices have a material and adverse impact on our freight expenses.

The shift in demand from premium to economy brands may require us to produce value products at the expense of premium products, resulting in lower prices, thereby reducing our margins and decreasing our net sales.

We estimate that a majority of our net sales are currently derived from products we consider to be premium products. There has been, and may continue to be, a shift in demand from premium products, on which we can generally command premium pricing and generate enhanced margins, to value products. If such a trend continues, we may be forced to expand our production and/or purchases of value products at competitive prices. In addition, we could be forced to further reduce our prices to remain competitive, in which case our margins will decrease unless we make corresponding reductions in our cost structure.

We are subject to increasing pricing pressure from imports, particularly from lower labor cost countries.

Price competition from other aftermarket manufacturers particularly those based in lower labor cost countries, such as China, have historically played a role and may play an increasing role in the aftermarket sectors in which we compete. Pricing pressures have historically been more prevalent with respect to our brake products than our other products. While aftermarket manufacturers in these locations have historically competed primarily in markets for less technologically advanced products and manufactured a limited number of products, many are expanding their manufacturing capabilities to produce a broad range of lower labor cost, higher quality products and provide an expanded product offering. In the future, competitors in Asia or other lower labor cost sources may be able to effectively compete in our premium markets and produce a wider range of products which may force us to move additional manufacturing capacity offshore and/or lower our prices, reducing our margins and/or decreasing our net sales.

Increasing costs for manufactured components, raw materials and energy prices may materially and adversely affect our business, financial condition and results of operations.

We use a broad range of manufactured components and raw materials in our products, including raw steel, steel-related components, filtration media, aluminum, brass, iron, rubber, resins, plastics, paper and packaging materials. Materials comprise the largest component of our manufactured goods cost structure. Increases in the price of these items could materially increase our operating costs and materially and adversely affect our profit margins. In addition, in connection with passing through steel and other raw material price increases to our customers, there has typically been a delay of up to several months in our ability to increase prices, which has temporarily impacted profitability. In the future, it may be difficult to pass further price increases on to our customers, especially if we experience additional cost increases soon after implementing price increases. In addition, we have experienced longer than typical lead times in sourcing some of our steel-related components and certain finished products, which has caused us to buy from non-preferred vendors at higher costs.

If our customers seek more expansive return policies or practices, such as extended payment terms, our cash flows and results of operations could be materially and adversely affected.

We are subject to product returns from customers, some of which manage their excess inventory by returning product to us. Our contracts with our customers typically include provisions that permit our customers to return specified levels of their purchases. Returns have historically represented approximately 2% of our sales. If returns from our customers significantly increase, our business, financial condition and results of operations may be materially and adversely affected. In addition, some customers in the aftermarket are pursuing ways to shift their costs of working capital, including extending payment terms. To the extent customers extend payment terms, our cash flows and results of operations may be materially and adversely affected.

We are subject to other risks associated with our non-U.S. operations.

We have significant manufacturing operations outside the United States, including joint ventures and other alliances. In 2010, approximately 42% of our net sales originated outside the United States. Risks inherent in international operations include:

•	multiple regulatory requirements that are subject to change and that could restrict our ability to manufacture, market or sell our products;

•	inflation, recession, fluctuations in foreign currency exchange and interest rates and discriminatory fiscal policies;

•	trade protection measures, including increased duties and taxes, and import or export licensing requirements;

•	price controls;

•	exposure to possible expropriation or other government actions;

•	differing local product preferences and product requirements;

•	difficulty in establishing, staffing and managing operations;

•	differing labor regulations;

•	potentially negative consequences from changes in or interpretations of tax laws;

•	political and economic instability and possible terrorist attacks against American interests;

•	enforcement of remedies in various jurisdictions; and

•	diminished protection of intellectual property in some countries.

These and other factors may have a material and adverse effect on our international operations or on our business, financial condition and results of operations. In addition, we may experience net foreign exchange losses due to currency fluctuations.

We are exposed to risks related to our receivables factoring arrangements.

We have entered into agreements with third-party financial institutions to factor on a non-recourse basis certain receivables. The terms of the factoring arrangements provide for the factoring of certain U.S. Dollar-denominated or Canadian Dollar-denominated receivables, which are purchased at the face amount of the receivable discounted at the annual rate of LIBOR plus a bank-determined spread on the purchase date. The amount factored is not contractually defined by the factoring arrangements and our use will vary each month based on the amount of underlying receivables and our cash flow needs. We began factoring certain of our receivables during 2010. For the year ended December 31, 2010, the total amount of receivables factored was $156 million and the cost incurred on factoring was $2 million. Receivables factored by us will be accounted for as a sale and removed from the balance sheet at the time of factoring and the cost of the factoring will be accounted for in other income. If any of the financial institutions we have factoring arrangements with experience financial difficulties or are otherwise unable or unwilling to honor the terms of, or otherwise terminates, our factoring arrangements, we may experience material and adverse economic losses due to the failure of such factoring arrangements and the impact of such failure on our liquidity, which could have a material and adverse effect upon our financial condition, results of operations and cash flows.

We may incur material losses and costs as a result of product liability and warranty and recall claims that may be brought against us.

We may be exposed to product liability and warranty claims in the event that our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury and/or property damage. Accordingly, we could experience material warranty or product liability losses in the future and incur significant costs to defend these claims.

In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall of that product if the defect or the alleged defect relates to vehicle safety. Our costs associated with providing product warranties could be material. Product liability, warranty and recall costs may have a material and adverse effect on our business, financial condition and results of operations. Our insurance may not be sufficient to cover such costs.

As a result of the consolidation driven by improved logistics and data management, distributors have reduced their inventory levels, which have reduced and could continue to reduce our sales.

Warehouse distributors have consolidated through acquisition and rationalized inventories, while streamlining their distribution systems through more timely deliveries and better data management. The corresponding reduction in purchases by distributors has negatively impacted our sales. Further consolidation or improvements in distribution systems could have a similar material and adverse impact on our sales.

We are subject to costly regulation, particularly in relation to environmental, health and safety matters, which could materially and adversely affect our business, financial condition and results of operations.

We are subject to a substantial number of costly regulations. In particular, we are required to comply with frequently changing and increasingly stringent requirements of federal, state and local environmental and occupational safety and health laws and regulations in the United States and other countries, including those governing emissions to air, discharges to air and water, and the creation and emission of noise and odor; the generation, handling, storage, transportation, treatment and disposal of waste materials; and the cleanup of contaminated properties and occupational health and safety. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims, or costs to upgrade or replace existing equipment, as a result of violations of or liabilities under environmental, health and safety laws or non-compliance with environmental permits required at our facilities. In addition, many of our current and former facilities are located on properties with long histories of industrial or commercial operations. Because some environmental laws can impose joint and several liability for the entire cost of cleanup upon any of the current or former owners or operators, regardless of fault, we could become liable for investigating and/or remediating contamination at these properties if contamination requiring such activities is discovered in the future. We cannot assure that we have been, or will at all times be, in complete compliance with all environmental requirements, or that we will not incur material costs or liabilities in connection with these requirements in excess of amounts we have reserved. In addition, environmental requirements are complex, change frequently and have tended to become more stringent over time. These requirements may change in the future in a manner that could have a material and adverse effect on our business, financial condition and results of operations. We have made and will continue to make expenditures to comply with environmental requirements. These requirements, responsibilities and associated expenses and expenditures, if they continue to increase, could have a material and adverse effect on our business and results of operations. While our costs to defend and settle claims arising under environmental laws in the past have not been material, we cannot assure you that this will remain the case in the future. For more information about our environmental compliance and potential environmental liabilities, see “Business—Environmental Matters” and “Business—Legal Proceedings.”

Our operations would be materially and adversely affected if we are unable to purchase raw materials, manufactured components or equipment from our suppliers.

Because we purchase from suppliers various types of raw materials, finished goods, equipment and component parts, we may be materially and adversely affected by the failure of those suppliers to perform as expected. This non-performance may consist of delivery delays or failures caused by production issues or delivery of non-conforming products. The risk of non-performance may also result from the insolvency or bankruptcy of one or more of our suppliers. Our suppliers’ ability to supply products to us is also subject to a number of risks, including availability of raw materials, such as steel, destruction of their facilities or work stoppages. In addition, our failure to promptly pay, or order sufficient quantities of inventory from, our suppliers may increase the cost of products we purchase or may lead to suppliers refusing to sell products to us at all. Our efforts to protect against and to minimize these risks may not always be effective.

Our intellectual property portfolio could be subject to legal challenges and we may be subject to certain intellectual property claims.

We have developed and actively pursue developing a considerable amount of proprietary technology in the replacement products industry and rely on intellectual property laws of the United States and other countries to protect such technology. In doing so, we incur ongoing costs to enforce and defend our intellectual property. We have from time to time been involved in litigation regarding patents and other intellectual property. We may be subject to material intellectual property claims in the future or we may incur significant costs or losses related to such claims, including payments for licenses that may not be available on reasonable terms, if at all. Our proprietary rights may be challenged, invalidated or circumvented. Moreover, third parties may independently develop technology or other intellectual property that is comparable with or similar to our own, and we may not be able to prevent the use of it.

Our success depends in part on our development of improved products, and our efforts may fail to meet the needs of customers on a timely or cost-effective basis.

Our continued success depends on our ability to maintain advanced technological capabilities, machinery and knowledge necessary to adapt to changing market demands as well as to develop and commercialize innovative products. We cannot assure you that we will be able to develop new products as successfully as in the past or that we will be able to keep pace with technological developments by our competitors and the industry generally. In addition, we may develop specific technologies and capabilities in anticipation of customers’ demands for new innovations and technologies. If such demand does not materialize, we may be unable to recover the costs incurred in such programs. If we are unable to recover these costs or if any such programs do not progress as expected, our business, financial condition or results of operations could be materially and adversely affected.

The introduction of new and improved products and services may reduce our future sales.

Improvements in technology and product quality may extend the longevity of vehicle component parts and delay aftermarket sales. In particular, in our oil filter business the introduction of oil change indicators and the use of synthetic motor oils may further extend oil filter replacement cycles. The introduction of electric, fuel cell and hybrid automobiles may pose a long-term risk to our business because these vehicles may alter demand for our primary product lines. In addition, the introduction by OEMs of increased warranty and maintenance service initiatives, which are gaining popularity, have the potential to decrease the demand for our products in the traditional and retail sales channels.

We may not be able to achieve the cost savings that we expect from the restructuring of our operations.

At the end of 2005 we announced the comprehensive restructuring through which we seek to lower costs and improve profitability by rationalizing manufacturing operations and to focus on low-cost sourcing opportunities. We have realized approximately $98 million in cost savings as a result of the comprehensive restructuring to date. However, we may not be able to achieve the level of benefits that we expect to realize or we may not be able to realize these benefits within the timeframes we currently expect. Our expectations regarding cost savings are also predicated upon maintaining our sales levels. Changes in the amount, timing and character of charges related to the restructuring, failure to complete or a substantial delay in completing the restructuring and planned divestitures or the receipt of lower proceeds from such divestitures than currently is anticipated could have a material and adverse effect on us. We expect to record an additional $4 million in comprehensive restructuring costs for the remainder of the comprehensive restructuring.

Work stoppages, labor disputes or similar difficulties could significantly disrupt our operations.

As of December 31, 2010, 139 of our U.S. employees and 5 of our Canadian employees were represented by unions. It is possible that our workforce will become more unionized in the future. We may be subject to work stoppages and may be affected by other labor disputes. A work stoppage at one or more of our plants may have a material and adverse effect on our business. Unionization activities could also increase our costs, which could have an adverse effect on our business, financial condition and results of operations.

Additionally, a work stoppage at one of our suppliers could materially and adversely affect our operations if an alternative source of supply were not readily available. Stoppages by employees of our customers also could result in reduced demand for our products.

Any acquisitions we make could disrupt our business and materially and adversely affect our business, financial condition and results of operations.

We may, from time to time, consider acquisitions of complementary companies, products or technologies. Acquisitions involve numerous risks, including difficulties in the assimilation of the acquired businesses, the diversion of our management’s attention from other business concerns and potential adverse effects on existing business relationships with current customers and suppliers. In addition, any acquisitions could involve the incurrence of substantial additional indebtedness. We cannot assure that we will be able to successfully integrate any acquisitions that we pursue or that such acquisitions will perform as planned or prove to be beneficial to our operations and cash flow. Any such failure could materially and adversely affect our business, financial condition and results of operations.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley could have a material and adverse effect on our business.

As a privately held company, we have not been required to maintain internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of Sarbanes-Oxley, standards that we will be required to meet in the course of preparing our consolidated financial statements in the future.

If, as a public company, we are not able to implement the requirements of Section 404 of Sarbanes-Oxley in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to attest to the adequacy of our internal control over financial reporting. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules and may breach the covenants under our revolving credit facilities and our senior notes. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in our financial statements is also likely to suffer if we or our independent registered public accounting firm report a material weakness in our internal control over financial reporting.

In addition, we will incur incremental costs in order to improve our internal control over financial reporting and comply with Section 404 of Sarbanes-Oxley, including increased auditing and legal fees.

We may be required to recognize impairment charges for our long-lived assets.

At December 31, 2010, the net carrying value of long-lived assets (property, plant and equipment) totaled $217 million. In accordance with GAAP, we periodically assess our long-lived assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to our business, unexpected significant changes or planned changes in use of the assets, divestitures and market capitalization declines may result in charges to long-lived asset impairments. Future impairment charges could significantly affect our results of operations in the periods recognized. Impairment charges would also reduce our consolidated net worth and increase our debt to total capitalization ratio, which could negatively impact our access to the public debt and equity markets.

We could be required to record a material non-cash charge to income if our recorded intangible assets or goodwill is impaired, or if we shorten intangible asset useful lives.

We have $227 million of recorded intangible assets and goodwill on our consolidated balance sheet as of December 31, 2010. These assets may become impaired with the loss of significant customers or a decline of profitability. In assessing the recoverability of goodwill, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective reporting unit. If these estimates or related projections change in the future, we may be required to record impairment charges for goodwill at that time. If our trade names carrying values exceed fair value we will be required to record an impairment charge.

While our intangibles with definite lives may not be impaired, the useful lives are subject to continual assessment, taking into account historical and expected losses of relationships that were in the base at time of acquisition. This assessment may result in a reduction of the remaining useful life of these assets, resulting in potentially significant increases to non-cash amortization expense that is charged to our consolidated statement of operations. An intangible asset or goodwill impairment charge, or a reduction of amortization lives, could have a material and adverse effect on our results of operations.

Business disruptions could materially and adversely affect our future sales and financial condition or increase our costs and expenses.

Our business may be disrupted by a variety of events or conditions, including, but not limited to, threats to physical security, acts of terrorism, raw material shortages, natural and man-made disasters, information technology failures and public health crises. Any of these disruptions could affect our internal operations or services provided to customers, and could impact our sales, increase our expenses or materially and adversely affect our reputation.

Foreign exchange rate fluctuations could cause a decline in our financial condition, results of operations and cash flows.

As a result of our international operations, we are subject to risk because we generate a significant portion of our revenues and incur a significant portion of our expenses in currencies other than the U.S. Dollar. Our international presence is most significant in Brazil, Canada, China, Mexico and Poland. To the extent that we have significantly more costs than revenues generated in a foreign currency, we are subject to risk if the foreign currency appreciates because the appreciation effectively increases our cost in that country to a greater extent than our revenues. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, foreign exchange rate fluctuations in that currency could have a material and adverse effect on our financial condition, results of operations and cash flows. In addition, the financial condition, results of operations and cash flows of some of our operating entities are reported in foreign currencies and then translated into U.S. Dollars at the applicable foreign exchange rate for inclusion in our consolidated financial statements. As a result, appreciation of the U.S. Dollar against these foreign currencies generally will have a negative impact on our reported sales and profits.

For example, on January 11, 2010, the Venezuelan government devalued the country’s currency, bolivar fuerte (“VEF”), and changed to a two-tier exchange structure. The official exchange rate moved from 2.15 VEF per U.S. Dollar to 2.60 VEF for essential goods and 4.30 VEF for non-essential goods and services, with our products falling into the non-essential category. A Venezuelan currency control board is responsible for foreign exchange procedures, including approval of requests for exchanges of VEF for U.S. Dollars at the official, government established exchange rate. We use the parallel market rate, which ranged between 5.30 to 7.70 VEF to the U.S. Dollar during 2010, to translate the financial statements of our Venezuelan subsidiary because we expect to obtain U.S. Dollars at the parallel market rate for future dividend remittances. The one-time devaluation had a $2 million negative impact on our pre-tax net income in 2010. Further depreciation of the VEF, or depreciation of the currencies of other countries in which we do business, could materially and adversely affect our business, financial condition, results of operations and cash flows. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Environment.”

We use a combination of natural hedging techniques and financial derivatives to protect against certain foreign currency exchange rate risks. Such hedging activities may be ineffective or may not offset more than a portion of the adverse financial impact resulting from foreign currency variations. Gains or losses associated with hedging activities also may negatively impact operating results.

Entering new markets poses new competitive threats and commercial risks.

In recent years we have sought to expand our manufacturing and sales into new markets. Expanding into new markets requires investments and resources that may not be available as needed. We cannot guarantee that we will be successful in leveraging our capabilities to compete favorably in new markets or that we will be able to recoup our significant investments in expansion projects. If our customers in new markets experience reduced demand for their products or financial difficulties, our future prospects will be negatively affected as well.

We conduct significant operations at our facility in Juarez, Mexico, which could be materially and adversely affected as a result of the increased levels of drug-related violence in that city.

Recently, fighting among rival drug cartels has led to unprecedented levels of violent crime in Juarez, Mexico and elsewhere along the U.S.-Mexico border despite increased law-enforcement efforts by the Mexican and the U.S. governments. This situation presents several risks to our operations in Juarez, including, among others, that our employees may be directly affected by the violence, that our employees may elect to relocate out of the Juarez region in order to avoid the risk of violent crime to themselves or their families, and that our customers may become increasingly reluctant to visit our Juarez facility, which could delay new business opportunities and other important aspects of our business. If any of these risks materializes, our business may be materially and adversely affected.

The mix of profits and losses in various jurisdictions may have an impact on our overall tax rate, which in turn, may materially and adversely affect our profitability.

Tax expenses and benefits are determined separately for each of our taxpaying entities or groups of entities that is consolidated for tax purposes in each jurisdiction. Losses in such jurisdictions may provide no current financial statement tax benefit. As a result, changes in the mix of projected profits and losses between jurisdictions, among other factors, could have a significant impact on our overall effective tax rate.

The value of our deferred tax assets could become impaired, which could materially and adversely affect our operating results.

As of December 31, 2010, we had $133 million in net deferred income tax assets. These deferred tax assets include net operating loss carryforwards that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. We periodically determine the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings and tax planning strategies. If we determine in the future that there is not sufficient positive evidence to support the valuation of these assets, due to the factors described above or other factors, we may be required to further adjust the valuation allowance to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the valuation allowance is adjusted and could have a material and adverse effect on our results of operations.

Our ability to utilize our net operating loss carryforwards may be limited and delayed. As of December 31, 2010, we had U.S. net operating loss carryforwards of $312 million. Certain provisions of the Internal Revenue Code of 1986, as amended (the “Code”) could limit our annual utilization of the net operating loss carryforwards. There can be no assurance that we will be able to utilize all of our net operating loss carryforwards and any subsequent net operating loss carryforwards in the future.

We must successfully maintain and/or upgrade our information technology systems.

We rely on various information technology systems to manage our operations. We are currently implementing modifications and upgrades to our systems, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality and acquiring new systems with new functionality. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. Our system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the implementation of new technology systems may cause disruptions in our business operations and have an adverse effect on our business and operations, if not anticipated and appropriately mitigated.

Our international operations are subject to political and economic risks of developing countries and special risks associated with doing business in corrupting environments.

We design, manufacture, distribute and market a broad range of aftermarket products in various regions, some of which are less developed, have less stability in legal systems and financial markets and are generally recognized as potentially more corrupt business environments than the United States, and therefore present greater political, economic and operational risks. We have in place certain policies, procedures and certain ongoing training of employees with regard to business ethics and many key legal requirements, such as applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), which make it illegal for us to give anything of value to foreign officials in order to obtain or retain any business or other advantages; however, there can be no assurance that our employees will adhere to our code of business conduct and ethics or any other of our policies, applicable anti-corruption laws, including the FCPA, or other legal requirements. If we fail to enforce our policies and procedures properly or fail to maintain adequate record-keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. In the event that we believe or have reason to believe that our employees have or may have violated applicable anti-corruption laws, including the FCPA, or other laws or regulations, we are required to investigate or have outside counsel investigate the relevant facts and circumstances, and if violations are found or suspected could face civil and criminal penalties, and significant costs for investigations, litigation, fees, settlements and judgments, which in turn could have a material and adverse effect on our business.

Risks Relating to Our Indebtedness

Our substantial leverage could harm our business by limiting our available cash and our access to additional capital and, to the extent of our variable rate indebtedness, exposing us to interest rate risk.

As a result of the Acquisition in 2004, the refinancing in 2009 and our issuance of an additional $100 million Senior Subordinated Notes in 2010, we are highly leveraged. As of December 31, 2010, we had $798 million of indebtedness. This leverage may limit our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, restructuring and general corporate or other purposes, limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our less leveraged competitors. Further volatility in the credit markets would adversely impact our ability to obtain favorable terms on financing in the future. In addition, a substantial portion of our cash flows from operations must be dedicated to the payment of principal and interest on our indebtedness and is not available for other purposes, including our operations, capital expenditures and future business opportunities. We may be more vulnerable than a less leveraged company to a downturn in the general economic conditions or in our business, or we may be unable to carry out capital spending that is important to our growth. We may be vulnerable to interest rate increases, as certain of our borrowings, including those under our four-year $315 million asset-based revolving credit facility (the “ABL Revolver”), are at variable rates. We can give no assurance that our business will generate sufficient cash flow from operations, that revenue growth or operating improvements will be realized, or that future borrowings will be available under our ABL Revolver in an amount sufficient to enable us to service our indebtedness or to fund other liquidity needs.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which actions may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. Our ABL Revolver and the indentures governing our notes restrict our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair, and proceeds that we do receive may not be adequate to meet any debt service obligations then due.

Despite our current indebtedness levels, we may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the terms of the agreements governing our debt instruments contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. As of December 31, 2010, we had $191 million of borrowing capacity available under the ABL Revolver after giving effect to $15 million in outstanding letters of credit, none of which was drawn against, and $3 million for borrowing base reserves. If we incur additional debt above the levels currently in effect, the risks associated with our leverage, including those described above, would increase.

The terms of our debt covenants could limit how we conduct our business and our ability to raise additional funds.

The agreements that govern the terms of our debt, including the indentures governing our notes and the credit agreement that governs our ABL Revolver, contain, and the agreements that govern our future indebtedness may contain, certain covenants that, among other things, limit or restrict our ability and the ability of our subsidiaries to (subject to certain qualifications and exceptions):

•	incur and guarantee additional indebtedness, issue disqualified stock or issue certain preferred stock;

•	repay subordinated indebtedness prior to its stated maturity;

•	pay dividends, make other distributions on, redeem or repurchase stock or make certain other restricted payments;

•	make certain investments or acquisitions;

•	create certain liens or encumbrances;

•	sell assets;

•	enter into transactions with affiliates;

•	issue capital stock;

•	change our line of business;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	designate subsidiaries as unrestricted subsidiaries;

•	make capital expenditures; and

•	restrict dividends, distributions or other payments from our subsidiaries.

There are limitations on our ability to incur the full $315 million of commitments under the ABL Revolver. The borrowers organized in the United States are limited to $295 million and the borrower organized in Canada may borrow up to the remaining $20 million. In each case, borrowings under our ABL Revolver are limited by a specified borrowing base consisting of a percentage of eligible accounts receivable and inventory, less customary reserves. Subject to certain conditions, the commitments under the ABL Revolver may be increased by up to $160 million.

In addition, under the ABL Revolver, a covenant trigger would occur if excess availability under the ABL Revolver is at any time less than the greater of 12.5% of the total revolving loan commitments at such time and $39.5 million, and shall continue until such time thereafter as excess availability shall have exceeded a threshold amount at all times during a 60 consecutive day period. If the covenant trigger were to occur, we would be required to satisfy and maintain a fixed charge coverage ratio of at least 1.10x, measured for the last twelve-month period. Our ability to meet the required fixed charge coverage ratio can be affected by events beyond our control, and we cannot assure you that we will meet this ratio. A breach of any of these covenants could result in a default under the ABL Revolver.

Moreover, the ABL Revolver provides the lenders considerable discretion to impose reserves, which could materially impair the amount of borrowings that would otherwise be available to us. There can be no assurance that the lenders under the ABL Revolver will not impose such actions during the term of the ABL Revolver.

A breach of the covenants or restrictions under the indentures governing our notes or the credit agreement that governs the ABL Revolver could result in a default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under our ABL Revolver would permit the lenders under our ABL Revolver to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our ABL Revolver, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders and noteholders accelerate the repayment of our borrowings, we cannot assure that we and our subsidiaries would have sufficient assets to repay such indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our plans.

Our variable rate indebtedness exposes us to interest rate risk, which could cause our debt costs to increase significantly.

A portion of our borrowings are at variable rates of interest and expose us to interest rate risks. We are exposed to the risk of rising interest rates to the extent that we fund our operations with short-term or variable-rate borrowings. As of December 31, 2010, approximately 13% of our total $798 million indebtedness was at variable interest rates. Based on the amount of floating-rate debt outstanding at December 31, 2010 a 1% rise in interest rates would result in an incremental annual interest expense of approximately $1 million. If the LIBOR rates increase in the future then the floating-rate debt could have a material effect on our interest expense.

Risks Relating to This Offering

The price of our common stock may be volatile.

The price at which our common stock will trade after this offering may be volatile due to a number of factors, including:

•	market conditions in the broader stock market in general;

•	actual or anticipated fluctuations in our financial condition or annual or quarterly results of operations;

•	changes in investors’ and financial analysts’ perception of the business risks and conditions of our business;

•	changes in, or our failure to meet, earning estimates and other performance expectations of investors or financial analysts;

•	unfavorable commentary or downgrades of our stock by equity research analysts, or the announcement of any changes to our credit rating;

•	regulatory or political developments;

•	litigation and government investigations;

•	our success or failure in implementing our growth plans;

•	changes in the market valuations of companies viewed as similar to us;

•	changes or proposed changes in governmental regulations affecting our business;

•	changes in key personnel;

•	depth of the trading market in our common stock;

•	failure of securities analysts to cover our common stock after this offering;

•	termination of the lock-up agreement or other restrictions on the ability of our existing stockholders to sell shares after this offering;

•	future sales of our common stock;

•	the granting or exercise of employee stock options or other equity awards;

•	increased competition;

•	realization of any of the risks described elsewhere under “Risk Factors;” and

•	general market and economic conditions.

In addition, equity markets have experienced significant price and volume fluctuations that have affected the market prices for the securities of newly public companies for a number of reasons, including reasons that may be unrelated to our business or operating performance. These broad market fluctuations may result in a material decline in the market price of our common stock and you may not be able to sell your shares at prices you deem acceptable. In the past, following periods of volatility in the equity markets, securities class action lawsuits have been instituted against public companies. Such litigation, if instituted against us, could result in substantial cost and the diversion of management attention.

The shares you purchase in this offering will experience immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock prior to the completion of this offering. Assuming an initial public offering price of $             per share, representing the mid-point of the range set forth on the cover page of this prospectus, purchasers of our common stock will effectively experience an immediate dilution in net tangible book value per share of $             from the offering price. Conversely, the shares of our common stock owned by existing stockholders will receive a material increase in net tangible book value per share. You may experience additional dilution if we issue common stock in the future. As a result of this dilution, you may receive significantly less than the full purchase price you paid for the shares in the event of liquidation.

Our principal stockholders, Cypress and OMERS, will together continue to control us following the offering, and their interests in their capacities as stockholders may be adverse to your interests.

After this offering, Cypress and OMERS, our principal stockholders, will beneficially own     % and     %, respectively, of our outstanding shares of common stock and voting power, or     % and     %, respectively, if the underwriters exercise their option to purchase additional shares in full, and therefore will together continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Our principal stockholders will also have sufficient voting power to amend our organizational documents.

We cannot assure you that the interests of our principal stockholders will coincide with the interests of other holders of our common stock. Additionally, our principal stockholders are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Our principal stockholders may also pursue, for their own account, acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

So long as our principal stockholders continue to own a significant amount of our common stock and voting power, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions, including director and officer appointments, potential mergers or acquisitions, asset sales and other significant corporate transactions. In particular, as discussed under “Management—Board Composition and Director Qualifications,” Cypress will have the right to nominate to our board of directors (the “Board”) such number of nominees as reflects its beneficial ownership of our shares on a fully-diluted basis (or a minimum of two nominees so long as Cypress beneficially owns at least 10% of our shares on a fully-diluted basis) and OMERS will have the right to nominate to our Board one nominee so long as it beneficially owns at least 10% of our shares on a fully-diluted basis.

Shares eligible for future sale may cause the market price of our common stock to decline, even if our business is doing well.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, our amended and restated certificate of incorporation (the “certificate of incorporation”) will authorize us to issue              shares of common stock and we will have              shares of common stock outstanding or              shares if the underwriters exercise their option to purchase additional shares in full. All the shares sold in this offering will be freely tradable. Substantially all of the remaining shares of our common stock will be available for resale in the public market, subject to the restrictions on sale or transfer during the 180-day lockup period after the date of this prospectus that is described in “Shares Eligible for Future Sale.” Registration of the sale of these shares of our common stock would permit their sale into the market immediately. As restrictions on resale end or upon registration of any of these shares for resale, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. In particular, we have granted certain of our stockholders the right to cause us, at our expense, to file registration statements under the Securities Act of 1933, as amended (the “Securities Act”) covering resales of shares of our common stock held by them and to piggyback on future registration statements that we may file.

A trading market may not develop for our common stock, and you may not be able to sell your stock.

There is no established trading market for our common stock, and the market for our common stock may be highly volatile or may decline regardless of our operating performance. You may not be able to sell your shares at or above the initial public offering price.

Prior to this offering, you could not buy or sell our equity publicly. We have applied to have our common stock listed on The New York Stock Exchange. However, an active public market for our common stock may not develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

The initial public offering price will be determined through negotiation between us and representatives of the underwriters, and may not be indicative of the market price for our common stock after this offering.

Reports published by securities or industry analysts, including projections in those reports that exceed our actual results, could materially and adversely affect our common stock price and trading volume.

We currently expect that securities research analysts, including those affiliated with our underwriters, will establish and publish their own periodic projections for our business. These projections may vary widely from one another and may not accurately predict the results we actually achieve. Our stock price may decline if our actual results do not match securities research analysts’ projections. Similarly, if one or more of the analysts who writes reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, our stock price or trading volume could decline. While we expect securities research analyst coverage, if no securities or industry analysts commence coverage of our company, the trading price for our stock and the trading volume could be materially and adversely affected.

We will have broad discretion over the use of the proceeds to us from this offering, and we may not use these funds in a manner of which you would approve or which would enhance the market price of our common stock.

We will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our board of directors and management regarding the use of these proceeds. Although we expect to use a substantial portion of the net proceeds from this offering to retire existing indebtedness, we have not allocated the balance of these net proceeds for specific purposes and cannot assure you that we will use these funds in a manner of which you would approve. See “Use of Proceeds.”

Provisions in our charter documents, certain agreements governing our indebtedness and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Provisions in our certificate of incorporation and our amended and restated bylaws (the “bylaws”) may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board. See “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Certain Provisions of our Certificate of Incorporation.”

Our certificate of incorporation authorizes our Board to issue up to              shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined by our Board at the time of issuance or fixed by resolution without further action by the stockholders. These terms may include voting rights, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our Board to issue preferred stock could delay, discourage, prevent or make it more difficult or costly to acquire or effect a change in control, thereby preserving the current stockholders’ control.

We have no present intention to pay dividends and, even if we change that policy, we may be unable to pay dividends on our common stock.

We do not intend to pay dividends on our common stock for the foreseeable future. If we change that policy and commence paying dividends, we will not be obligated to continue paying those dividends and our stockholders will not be guaranteed, or have contractual or other rights, to receive dividends. If we commence paying dividends in the future, our board of directors may decide, in its discretion, at any time, to decrease the amount of dividends, otherwise modify or repeal the dividend policy or discontinue entirely the payment of dividends.

Our ability to pay dividends will be restricted by certain of the agreements governing our indebtedness, and may be restricted by agreements governing any of our future indebtedness. Furthermore, we are permitted under the terms of certain of the agreements governing our indebtedness to incur additional indebtedness, which in turn may severely restrict or prohibit the payment of dividends.

Affinia Group Holdings Inc. is a holding company with no significant operations or material assets other than the equity interests it holds in its subsidiaries. Affinia Group Holdings Inc. conducts all of its business operations through its subsidiaries. As a result, its ability to pay dividends is dependent on the generation of cash flow by its subsidiaries, and their ability to make such cash available, by dividend or otherwise.

Under the Delaware General Corporation Law (the “DGCL”), our Board may not authorize the payment of a dividend unless it is either paid out of our surplus, as calculated in accordance with the DGCL, or if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, statements appearing under the headings “Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Business.” When used in this prospectus, the words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects” or future or conditional verbs, such as “could,” “may,” “should” or “will,” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management’s examination of historical operating trends and data, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe that there is a reasonable basis for them. However, we cannot assure you that these expectations, beliefs and projections will be achieved.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including under the heading “Risk Factors.”

As stated elsewhere in this prospectus, such risks, uncertainties and other important factors include, among others, continued volatility in and disruption to the global economy and the resulting impact on the availability and cost of credit; financial viability of key customers and key suppliers; our dependence on our largest customers; increased crude oil and gasoline prices and resulting reductions in global demand for the use of automobiles; the shift in demand from premium to economy products; pricing and pressures from imports; increasing costs for manufactured components; the expansion of return policies or the extension of payment terms; risks associated with our non-U.S. operations; risks related to our receivables factoring arrangements; product liability and warranty and recall claims; reduced inventory levels by our distributors resulting from consolidation and increased efficiency; environmental and automotive safety regulations; the availability of raw materials, manufactured components or equipment from our suppliers; challenges to our intellectual property portfolio; our ability to develop improved products; the introduction of improved products and services that extend replacement cycles otherwise reduce demand for our products; our ability to achieve cost savings from our restructuring plans; work stoppages, labor disputes or similar difficulties that could significantly disrupt our operations; our ability to successfully combine our operations with any businesses we have acquired or may acquire; our ability to comply with internal control standards applicable to public companies; risk of impairment charges to our long-lived assets; risk of impairment to intangibles and goodwill; the risk of business disruptions; risks associated with foreign exchange rate fluctuations; risks associated with our expansion into new markets; risks associated with increased levels of drug-related violence in Juarez, Mexico; the impact on our tax rate resulting from the mix of our profits and losses in various jurisdictions; reductions in the value of our deferred tax assets; difficulties in developing, maintaining or upgrading information technology systems; risks associated with doing business in corrupting environments; our substantial leverage and limitations on flexibility in operating our business contained in our debt agreements. Additionally, there may be other factors that could cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $             million, after deducting the underwriting discounts and commissions and estimated expenses of this offering and assuming we sell the shares for $             per share, representing the mid-point of the range set forth on the cover page of this prospectus.

We intend to use approximately $102 million of our net proceeds from this offering to prepay in full the Seller Note, a subordinated payment in kind note with a face amount of $74.5 million that matures on November 30, 2019. The fair market value of the Seller Note was $88 million and the effective interest rate on it as of December 31, 2010 was 12.5% per annum, payable in kind at our option. We have made each interest payment on the Seller Note to date in kind rather than in cash. We intend to use any remaining proceeds for general corporate purposes.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as listed on the cover page of this prospectus, remains the same.

DIVIDEND POLICY

We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our Board after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Our ability to pay dividends on our common stock is currently limited by the covenants of the agreements governing our indebtedness and may be further restricted by the terms of any future debt or preferred securities. See “Description of Certain Indebtedness” for a description of the restrictions on our ability to pay dividends.

Furthermore, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make any dividend payments on our common stock. In addition, our subsidiaries are permitted to pay dividends to us subject to general restrictions imposed on dividend payments under the jurisdiction of incorporation or organization of each subsidiary.

The ability of our Board to declare a dividend is also subject to limits imposed by Delaware corporate law. Under Delaware law, our Board and the boards of directors of our corporate subsidiaries incorporated in Delaware may declare dividends only to the extent of “surplus,” which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or if there is no surplus out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization on a consolidated basis as of December 31, 2010:

•	on an actual basis; and

•

on an as adjusted basis, giving effect to the sale by us of            shares of common stock in this offering at an assumed initial public offering price of $            per share, representing the mid-point of the range set forth on the cover page of this prospectus, our receipt of the net proceeds thereof, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and our use of such net proceeds as described under “Use of Proceeds,” in each case as if they had occurred on December 31, 2010.

The as adjusted information below is illustrative only and our capitalization following the closing of this offering will depend on the actual number of shares we sell (including any shares sold in connection with the underwriters’ exercise of their overallotment option) and the actual initial public offering price. This table should be read in conjunction with “Prospectus Summary—Summary Historical Financial Data,” “Use of Proceeds,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2010
(Dollars in millions)	Actual	As Adjusted(1)
Cash and cash equivalents	$55	$
Long-term debt (including current portion):
9% Senior Subordinated Notes due 2014(2)	$367
10.75% Senior Secured Notes due 2016(3)	200
ABL Revolver(4)	90
Seller Note(5)	102
Other debt(6)	39

Total debt (including current portion)(7):	798
Mezzanine equity:
Redeemable preferred stock, $0.01 par value, 150,000 class A shares authorized; 62,925 shares outstanding(8)	126
Shareholders’ equity:
Common stock, $0.01 par value; 4,800,000 shares authorized, 3,574,480 shares issued and outstanding	—
Additional paid-in capital	255
Accumulated (deficit)	(129)
Accumulated other comprehensive income	39

Total shareholders’ equity of the Company	165
Noncontrolling interest in consolidated subsidiaries	12

Total shareholders’ equity	177

Total capitalization (including current portion of long-term debt)	$1,101	$

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share, representing the mid-point of the range set forth on the cover page of this prospectus, would result in an approximately $ million increase or decrease in each of the as adjusted additional paid-in capital, as adjusted total shareholders’ equity and as adjusted total capitalization, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the commissions and discounts and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would result in an approximately $ million increase or decrease in each of the as adjusted additional paid-in capital, as adjusted total shareholders’ equity and as adjusted total capitalization, assuming the assumed initial public offering price of $ per share, representing the mid-point of the range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	On November 30, 2004, Affinia Group Inc. issued $300 million aggregate principal amount of its 9% Senior Subordinated Notes due 2014 (the “Subordinated Notes”). On December 9, 2010, Affinia Group Inc. issued an additional $100 million aggregate principal amount of Subordinated Notes (the “Additional Notes”). The outstanding principal amount of the Subordinated Notes as of December 31, 2010 was $367 million.
(3)	On August 13, 2009, Affinia Group Inc. issued $225 million aggregate principal amount of its 10.75% Senior Secured Notes due 2016 (the “Secured Notes”). The Secured Notes were offered at a price of 98.799% of their face value, resulting in $222 million of net proceeds. On December 31, 2010, Affinia Group Inc. redeemed $22.5 million aggregate principal amount of the Secured Notes pursuant to their terms at a redemption price equal to 103% of the principal amount of such notes being redeemed, plus accrued and unpaid interest to the redemption date. As of December 31, 2010, $200 million of the Secured Notes were outstanding net of a $2 million discount, which is being amortized based on the effective interest rate method and included in interest expense until the notes mature.
(4)	Our ABL Revolver, which matures in 2015, consists of a revolving credit facility that provides for loans in a total principal amount of up to $315 million of which $90 million was outstanding at December 31, 2010. As of December 31, 2010, we had an additional $191 million of borrowing capacity available under our ABL Revolver after giving effect to $15 million in outstanding letters of credit, none of which was drawn against, and $3 million for borrowing base reserves.
(5)	As part of the financing in connection with the Acquisition, we issued the Seller Note with a face amount of $74.5 million to an affiliate of Dana. The Seller Note had an estimated fair market value of $50 million upon issuance and as of December 31, 2010 had a fair market value of $88 million.
(6)	Consists of borrowings of $38 million in China and $1 million in India.
(7)	For further information regarding our long-term debt, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and the notes to our consolidated financial statements included elsewhere in this prospectus.
(8)	On October 30, 2008, we authorized the issuance of 150,000 shares of 9.5% Class A Convertible Participating Preferred Stock, par value $0.01 per share (the “Class A Preferred Stock” or the “Redeemable Preferred Stock”), at an initial issuance price of $1,000 per share. We issued 51,475 shares on October 31, 2008 to Cypress, OMERS, Stockwell Fund, L.P. and certain management and directors. We contributed substantially all of the proceeds from the issuance of the Class A Preferred Stock to Affinia Acquisition LLC for the purchase of an 85% controlling interest in Affinia Hong Kong Limited, the parent company of Haimeng.

DILUTION

Purchasers of the common stock in this offering will experience an immediate dilution in net tangible book value per share. Dilution is the amount by which the price paid by the purchasers of common stock in this offering will exceed the net tangible book value per share of common stock as adjusted to give effect to the offering and our use of the net proceeds thereof, which we refer to as our pro forma net tangible book value per share.

Net tangible book value per share represents our tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Our net tangible book value (deficit) as of December 31, 2010 was $(            ) million or $(            ) per share of common stock. After giving effect to the consummation of this offering, assuming an initial public offering price of $              per share, representing the mid-point of the range set forth on the cover page of this prospectus, and the application of the net proceeds therefrom, our pro forma net tangible book value as of December 31, 2010 would have been $             million or $             per share of common stock. This represents an immediate increase in adjusted net tangible book value to existing stockholders of $             per share of common stock and an immediate dilution to new investors of $             per share of common stock.

The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Net tangible book value (deficit) per share as of December 31, 2010		(	)
Increase in net tangible book value per share resulting from this offering
Pro forma net tangible book value per share after this offering
Dilution per share to new investors	$

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, representing the mid-point of the range set forth on the cover page of this prospectus, would increase or decrease our pro forma net tangible book value by $             million, the pro forma net tangible book value per share of common stock after this offering by $             per share of common stock, and the dilution per share of common stock to new investors by $             per share of common stock, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares from us in full, the following will occur:

•	the percentage of shares of our common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares of our common stock held by new public investors will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.

The following table summarizes, on a pro forma basis as of December 31, 2010, the number of shares purchased or to be purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by existing stockholders and new investors purchasing shares of our common stock in this offering, assuming an initial public offering price of $             per share, representing the mid-point of the range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, new investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing Stockholders			$		$
New Investors

Total		100.0%	$	100.0%	$

To the extent that we grant options to our employees in the future and those options are exercised or other issuances of common stock are made, there may be further dilution to new investors.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected historical financial data as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010. The selected historical financial data as of December 31, 2009 and 2010 and for each of the fiscal years ended December 31, 2008, 2009 and 2010 have been derived from, and should be read together with, our audited historical financial statements and the accompanying notes included elsewhere in this prospectus. The selected historical financial data as of December 31, 2008 and for the fiscal year ended December 31, 2007 have been derived from our audited historical consolidated financial statements and accompanying notes that are not included in this prospectus. The selected historical financial data as of December 31, 2006 and 2007 and for the fiscal year ended December 31, 2006 have been derived from our unaudited historical financial statements and the accompanying notes that are not included in this prospectus. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The selected historical financial data should be read together with “Prospectus Summary—Summary Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,
(Dollars in millions, except per share data)	2006	2007	2008	2009	2010
Statement of income data:(1)
Net sales	$1,892	$1,857	$1,915	$1,797	$1,991
Cost of sales	(1,550)	(1,512)	(1,546)	(1,429)	(1,581)

Gross profit	342	345	369	368	410
Selling, general and administrative expenses	(298)	(276)	(276)	(267)	(290)
Income from settlement(2)	—	15	—	—	—

Operating profit	44	84	93	101	120
Gain (loss) on extinguishment of debt	—	—	—	8	(1)
Change in fair value of redeemable preferred stock embedded derivative liability	—	—	3	(24)	(24)
Other income (loss), net	7	4	(4)	5	3
Interest expense	(65)	(67)	(65)	(79)	(77)

Income (loss) from continuing operations before income tax provision, equity in income and noncontrolling interest	(14)	21	27	11	21
Income tax (provision) benefit	8	(4)	(14)	(19)	(23)
Equity in income, net of tax	—	1	—	1	1

Net income (loss) from continuing operations	(6)	18	13	(7)	(1)
Income (loss) from discontinued operations, net of tax	(3)	(17)	(19)	(61)	—

Net income (loss)	(9)	1	(6)	(68)	(1)
Less: net income attributable to noncontrolling interest, net of tax	1	—	—	2	4

Net income (loss) attributable to the Company	$(10)	$1	$(6)	$(70)	$(5)

Earnings per share data:
Basic earnings per share attributable to common shareholders:
Basic net income (loss) from continuing operations	$(1.77)	$5.03	$(3.34)	$(3.89)	$(10.87)
Income (loss) from discontinued operations, net of tax	(0.78)	(4.80)	(4.66)	(14.85)	0.11

Net income (loss) attributable to the Company	$(2.55)	$0.23	$(8.00)	$(18.74)	$(10.76)

Weighted average shares outstanding (in thousands)	3,560	3,559	3,558	3,559	3,572
Diluted earnings per share attributable to common shareholders:
Diluted net income (loss) from continuing operations	$(1.77)	$5.03	$(3.34)	$(3.89)	$(10.87)
Income (loss) from discontinued operations, net of tax	(0.78)	(4.80)	(4.66)	(14.85)	0.11

Net income (loss) attributable to the Company	$(2.55)	$0.23	$(8.00)	$(18.74)	$(10.76)

Weighted average shares outstanding (in thousands)	3,560	3,559	3,558	3,559	3,572
Statement of cash flows data:
Net cash provided by operating activities	$22	$1	$47	$55	$22
Net cash used in investing activities	(21)	(16)	(75)	(36)	(98)
Net cash (used in) provided by financing activities	(15)	—	53	(35)	66

Other financial data:
Capital expenditures	$24	$30	$25	$31	$52
Depreciation and amortization(3)	41	30	34	36	37

Balance sheet data (end of period):
Cash and cash equivalents	$70	$59	$78	$66	$55
Total current assets	896	970	995	973	1,017
Total assets	1,395	1,473	1,535	1,505	1,616
Total current liabilities	389	402	467	437	455
Total debt	661	669	703	692	798
Total shareholders’ equity(4)	324	370	257	238	177

(1)	Our Commercial Distribution Europe business unit was sold on February 2, 2010. As a result, in accordance with ASC Topic 360, “Property, Plant, and Equipment,” the Commercial Distribution Europe segment is accounted for as a discontinued operation. The consolidated statements of operations for all periods presented have been adjusted to reflect this segment as a discontinued operation.
(2)	We received a general unsecured nonpriority claim against Dana relating to a settlement in 2007. The claim was monetized for $15 million and was recorded as income from the settlement.
(3)	The depreciation and amortization expense excludes the Commercial Distribution Europe segment. The consolidated cash flow statement, which is included in our audited financial statements included elsewhere in this prospectus, includes the Commercial Distribution Europe segment.
(4)	Effective January 1, 2009, the Company changed the accounting for and reporting of minority interest (now called noncontrolling interest) in our consolidated financial statements as required under ASC Topic 810, “Consolidation.” Upon adoption, applicable prior period amounts have been retrospectively changed to conform. The noncontrolling interest was reclassified to the equity section of the balance sheet.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with the “Prospectus Summary—Summary Historical Financial Data,” the “Selected Historical Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under “Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements.

Statements in the discussion and analysis regarding industry outlook and our expectations regarding the performance of our business and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with “Forward-Looking Statements” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Company Overview

We are a global leader in the light and commercial vehicle replacement products and services industry, which also is referred to as the aftermarket. Our extensive aftermarket product offering consists principally of filtration, brake and chassis products. Our filtration products fit heavy and medium duty trucks, light vehicles, equipment in the off-highway market (i.e., construction, mining, forestry and agricultural) and equipment for industrial and marine applications. Our brake and chassis products fit light vehicles and heavy and medium duty trucks. In addition, we provide aftermarket products and distribution services in South America. We believe that the growth of the global aftermarket, from which we derived approximately 98% of our net sales in 2010, is predominantly driven by the size, age and use of the population of vehicles and equipment in operation. We design, manufacture, distribute and market a broad range of aftermarket products in North America, South America, Europe and Asia and generate sales in over 70 countries. The following charts illustrate our net sales by product grouping, together with major brands and the concentration of on and off-highway replacement product sales and OEM sales for the year ended December 31, 2010.

We market our products under a variety of well-known brands, including WIX®, Raybestos®, Nakata®, Brake-Pro®, Filtron™, AIMCO® and McQuay-Norris®. Additionally, we provide private label products to large aftermarket distributors, including NAPA®, CARQUEST® and ACDelco®, as well as co-branded products for Federated and ADN. We believe that we have achieved our leading market positions due to the quality and reputation of our brands and products among professional installers, who are the primary decision makers for the purchase of the products we supply to the aftermarket.

We provide our primary customers with an extensive range of services which help build customer loyalty and generate repeat business while differentiating us from our competitors. These services include detailed product catalogs, e-catalogs, technical services, electronic data interchange, direct shipments of products and point-of-sale marketing materials. The depth of our value added services has led to numerous customer awards.

Restructuring Activity

Comprehensive Restructuring

In 2005, we announced two restructuring plans: (i) a restructuring plan that we announced at the beginning of 2005 as part of the Acquisition, also referred to herein as the “acquisition restructuring” and (ii) a restructuring plan that we announced at the end of 2005, also referred to herein as the “comprehensive restructuring” (collectively, the “restructuring plans”). We have completed the acquisition restructuring and we are in the process of completing the comprehensive restructuring. We have closed or sold 71 facilities during the last six years and have shifted some of our manufacturing base to lower labor cost countries such as China, India, Ukraine and Mexico. Refer to the chart below for a breakout of the facilities we have closed or sold during the last six years.

Closed or sold facilities since 2005
Acquisition restructuring	12
Comprehensive restructuring	36
Other restructuring	2
Quinton Hazell sale	21

Total	71

We initiated the acquisition restructuring to take advantage of opportunities that we identified prior to the Acquisition but that were difficult to actively pursue as part of Dana (i.e., consolidation of distribution facilities and manufacturing plants). Through the comprehensive restructuring we seek to lower costs and improve profitability by rationalizing manufacturing operations and to focus on low-cost sourcing opportunities. Such initiatives included the movement of manufacturing to lower cost facilities. The acquisition restructuring was completed at the end of 2005 and the comprehensive restructuring was substantially completed at the end of 2010. We anticipate $4 million of additional comprehensive restructuring costs over the next couple of years related to the closure of the final facility, which was previously announced, and other costs related to closed facilities which we still own or lease. The major components of the comprehensive restructuring through 2010 were employee severance costs, asset impairment charges, and other costs (i.e. moving costs, environmental remediation, site clearance and repair costs) each of which we expect to represent approximately 41%, 18% and 41% respectively, of the total cost of the restructuring. The comprehensive restructuring will result in approximately $171 million in restructuring costs, which exceeds preliminary expectations of $152 million.

Other Restructuring

At the end of 2009, we approved the closure of our distribution operations located in Mississauga, Ontario, Canada. The operations closed at the end of the first quarter of 2010. The closure of this operation was part of the Company’s continuing effort to improve its distribution system and serve the replacement parts market effectively and efficiently. We incurred approximately $4 million of restructuring costs in 2010 and $1 million in 2009 related to the closure of this facility. We anticipate another $2 million in restructuring costs in 2011 related to the closure of the facility.

On May 3, 2010, we announced the closure of our brake manufacturing operations located in Maracay, Edo Aragua, Venezuela. The operations closed during the second quarter of 2010. We incurred pre-tax charges of approximately $7 million, of which approximately $4 million were cash expenditures. The charges were comprised of employee severance costs of $3 million, asset impairments of $3 million and other trailing liabilities of $1 million. We will still continue to distribute brake products in Venezuela, which we will import from other low cost manufacturing sources. Our Venezuelan filter operation was unaffected by the closure of the brake manufacturing operation.

The restructuring costs are recorded in selling, general and administrative expenses, cost of sales and as part of discontinued operations as illustrated in the chart below:

(Dollars in millions)	Total Restructuring Payments	Discontinued Operations	Selling, General and Administrative Expenses	Cost of Sales	Total
Comprehensive Restructuring
2005	$—	$—	$2	$21	$23
2006	32	1	38	1	40
2007	37	12	23	3	38
2008	29	12	27	1	40
2009	15	2	10	1	13
2010	13	—	13	—	13

Total Comprehensive Cost	126	27	113	27	$167

Other Restructuring
2009	—	—	1	—	1
2010	7	—	8	3	11

Total Other Restructuring Cost	7	—	9	3	12

Total Restructuring Payments and Cost	$133	$27	$122	$30	$179

Transformation

We are focusing on expanding our manufacturing and distribution capabilities globally to position us to take advantage of global growth opportunities. Currently, we have manufacturing and distribution operations in North America, South America, Asia and Europe.

We have completed or are in the process of completing the following major transformation projects:

•

2010 and 2011 – Our Brazilian distribution company opened one new branch in 2010, plans on opening two new branches in 2011, and opened a new warehouse in January 2011. The new branch has contributed to the growth in the Brazilian distribution company.

•	Fourth quarter of 2010 – During the fourth quarter of 2010, we purchased the remaining 50% ownership in our India joint venture.

•	Fourth quarter of 2010 – We purchased substantially all the assets of North American Parts Distributors, Inc. (“NAPD”), a chassis distributor in the fourth quarter of 2010.

•	Fourth quarter of 2010 – We initiated filter product distribution capabilities in Russia during the fourth quarter of 2010.

•

Third quarter of 2010 - We formed a friction company in China during the third quarter of 2010, in which we have an 85% ownership interest, with the intention of manufacturing friction products in China and distributing these products in Asia and North America. We anticipate that we will complete the manufacturing facility near the end of 2011.

•

First quarter of 2010 - We formed a filtration company in China during the first quarter of 2010, in which we have an 85% ownership interest, with the intention to manufacture products in China and distribute products principally in Asia. In the second quarter of 2010, we commenced construction of the filtration manufacturing facility. We anticipate that we will begin manufacturing filtration products in China in the first half of 2011.

•

Fourth quarter of 2008 - Effective October 31, 2008, we purchased an 85% controlling interest in Haimeng, one of the world’s largest drum and rotor manufacturing companies. Haimeng has over 1 million square feet of modern manufacturing and machining capacity.

•	Fourth quarter of 2008 - We started production of brake products at a new facility in northern Mexico.

•	Fourth quarter of 2008 - We completed our 50% owned manufacturing site in India. We began operating this facility at full capacity by the end of the first quarter 2010.

•

Third quarter of 2007 - Our first filter manufacturing operation in Mexico opened in the third quarter of 2007 and began operating at full capacity during 2008. This operation serves markets in both North America and Central America. We are expanding our distribution capabilities at this operation to increase our sales in the Mexican market.

•

Second quarter of 2007 - We opened a new filter manufacturing plant in the Ukraine on April 1, 2007 to help meet increased demand for filtration products in Eastern Europe. The plant became fully operational in 2009.

In the last five years, the diversification of our manufacturing locations has transformed us from a domestic to a global manufacturer with a significant portion of our manufacturing base in lower labor cost countries. We are also focusing on growing our business in emerging markets as we continue to diversify our global manufacturing and distribution capabilities. We intend to continue expanding our global capabilities as we pursue our objective of becoming a world class on and off-highway replacement products and services company.

The charts below illustrate our global change in square footage and number of locations from January 1, 2005 to December 31, 2010.

Strategic Focus

Since we have substantially completed our comprehensive restructuring, we have shifted our focus to global growth. We recently unveiled our World Smart™ business philosophy, which we believe will provide consistent product quality regardless of where a product is manufactured globally. We strive not only to manufacture competitively priced products off-shore, but to do so in a manner that assures high quality. Our World Smart business strategy is based on four key strategic elements: customer-centric focus, involved Affinia people, continual improvement and supplier relationships.

Acquisitions and New Technology

On December 16, 2010, the Company, through its subsidiary Affinia Products Corp LLC, acquired substantially all the assets of NAPD, which is located in Ramsey, New Jersey. NAPD designs and engineers chassis products, which are manufactured by contractors in low labor cost countries. The NAPD acquisition expands our product offering of chassis parts to one of broadest in the industry. We acquired NAPD’s assets and liabilities for cash consideration of $52 million.

On December 3, 2010, the Company acquired the remaining 50% ownership interest in Affinia India Private Limited (formerly known as Affinia MAT India Braking Private Limited), the Company’s India joint venture, for $24 million in cash, increasing our ownership interest from 50% to 100%.

In January 2011, we introduced ecoLAST™ oil filters, a line of heavy duty oil filters that has been demonstrated to double oil life. WIX ecoLAST oil filters capture dirt and soot like a traditional filter, while utilizing media to sequester the acids in the oil. WIX’s ecoLAST oil filters are a direct replacement with no changes or modification required to the vehicle. We expect the first ecoLAST oil filters to become available by April 2011.

Disposition

On February 2, 2010, as part of our strategic plan, we sold our Commercial Distribution Europe business unit for approximately $12 million, reduced by post-closing purchase price adjustments of $1 million. This business unit’s financial performance did not meet our strategic financial metrics, as evidenced by a 2009 pre-tax loss of $84 million, of which $75 million related to an impairment of assets.

Amendment to ABL Revolver

On November 30, 2010, Affinia Group Inc. entered into an amendment to the credit agreement governing the ABL Revolver. The ABL Revolver has been amended to, among other things, (a) increase the amount of additional unsecured indebtedness that Affinia Group Inc. may incur from $100 million to $300 million and provide certain conditions to any issuance of such indebtedness in excess of $100 million, (b) amend the covenants with respect to: making certain dividends, distributions, restricted payments and investments; extending, renewing and refinancing certain existing indebtedness; amending certain material documents; and issuing and disposing of certain equity interests, (c) reduce the pricing spread applicable to each type of loan by 150 basis points at each level of average aggregate availability and remove the floor formerly applicable to the LIBOR rate and the BA rate, (d) extend the maturity date from August 13, 2013 to November 30, 2015 (subject to early termination under certain limited circumstances), (e) allow for prepayments of certain outstanding indebtedness with the proceeds of an initial public offering and permit the merger of Affinia Group Intermediate Holdings Inc. with and into us upon satisfaction of certain preconditions to such merger and (f) modify certain other provisions thereof.

Issuance of Senior Subordinated Notes

On December 9, 2010, Affinia Group Inc. completed an offering of the Additional Notes. The Additional Notes were issued at a price equal to 100% of their face value. The Additional Notes were issued pursuant to the Indenture, dated November 30, 2004, relating to Affinia Group Inc.’s then outstanding $267 million aggregate principal amount of 9% Senior Subordinated Notes due 2014 (the “Initial Notes”). Other than with respect to the date of issuance and issue price, the Additional Notes have the same terms as, and are treated as a single class with, the Initial Notes. Affinia Group Inc.’s obligations under the Additional Notes are guaranteed on an unsecured senior subordinated basis by Affinia Group Intermediate Holdings Inc. and certain of our current and future wholly-owned domestic subsidiaries. The outstanding balance of the Subordinated Notes at December 31, 2010 was $367 million. Affinia Group Inc. utilized the ABL Revolver to finance its purchase of the NAPD business and the remaining 50% interest in Affinia India Private Limited but subsequently used the proceeds of the Additional Notes offering to repay the ABL Revolver borrowings that it incurred to finance these acquisitions. The proceeds of the Additional Notes offering were also used to redeem $22.5 million in aggregate principal amount of Secured Notes, as described below.

Redemption of Secured Notes

On December 31, 2010, Affinia Group Inc. redeemed $22.5 million aggregate principal amount of its Secured Notes, pursuant to their terms at a redemption price equal to 103% of the principal amount of such notes being redeemed, plus accrued and unpaid interest to the redemption date.

Nature of Business

We typically conduct business with our customers pursuant to short-term contracts and purchase orders. However, our business is not characterized by frequent customer turnover due to the critical nature of long-term relationships in our industry. The expectation of quick turnaround times for car repairs and the broad proliferation of available part numbers require a large investment in inventory and strong fulfillment capabilities in order to deliver high fill rates and quick cycle times. Large aftermarket distributors typically source their product lines at a particular price point and product category with one “full-line” supplier, such as us, which covers substantially all of their product requirements. Switching to a new supplier typically requires that a distributor or supplier make a substantial investment to purchase, or “changeover” to, the new supplier’s products. In addition, the end user of our products, who is most frequently a professional installer, requires consistently high quality products because it is industry practice to replace, free of any labor or service charge, malfunctioning parts.

Business Environment

Our Markets. We believe that future growth in aftermarket product sales will be driven by the following key factors: (1) growth in global vehicle population; (2) growth in global commercial vehicle population; (3) increase in total miles driven in the United States and other key countries in the world; (4) increase in average age of light vehicles in the United States and other key countries in the world and (5) increase in vehicle related regulation and legislation. Growth in sales in the aftermarket does not always have a direct correlation to sales growth for aftermarket suppliers like us. For example, as automotive parts distributors have consolidated during the past several years, they have reduced purchases from manufacturers as they focused on reducing their combined inventories. The automotive distributors are also focused on reducing inventories due to the recent decline in miles driven.

Raw Materials and Manufactured Components. Our variable costs are proportional to sales volume and mix and are comprised primarily of raw materials and labor and certain overhead costs. Our fixed costs are not significantly influenced by volume in the short term and consist principally of selling, general and administrative expenses, depreciation and other facility-related costs.

We use a broad range of manufactured components and raw materials in our products, including raw steel, steel-related components, filtration media, aluminum, brass, iron, rubber, resins, plastics, paper and packaging materials. We purchase raw materials from a wide variety of domestic and international suppliers, and we have not, in recent years, experienced any significant shortages of these items and normally do not carry inventories of these items in excess of those reasonably required to meet our production and shipping schedules.

Seasonality. Our working capital requirements are significantly impacted by the seasonality of the aftermarket. In a typical year, we build inventory during the first and second quarters to accommodate our peak sales during the second and third quarters. Our working capital requirements therefore tend to be highest from March through August. In periods of weak sales, inventory can increase beyond typical seasonal levels, as our product delivery lead times are less than two days while certain components we purchase from overseas require lead times of approximately 90 days.

Global Developments. The aftermarket has also experienced increased price competition from manufacturers based in China and other lower labor cost countries. We responded to this challenge by acquiring an 85% controlling interest in Haimeng, one of the largest drum and rotor manufacturers in the world and by expanding our manufacturing capacity in China, India, Mexico, Poland and Ukraine. Additionally, we are meeting this challenge through restructuring and outsourcing initiatives, as well as through ongoing cost reduction programs.

Results of Operations

In accordance with ASC Topic 360, “Property, Plant, and Equipment,” the Commercial Distribution Europe segment qualified as a discontinued operation. Previously reported consolidated statements of operations for all periods presented have been adjusted to reflect this segment as a discontinued operation.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2010

Net sales. Consolidated net sales increased by $194 million in 2010 in comparison to 2009 due mainly to favorable foreign currency translation effects of $26 million, improved market conditions and increased business from new and existing customers. The following table summarizes the consolidated net sales results for the years ended December 31, 2009 and December 31, 2010:

(Dollars in millions)	Consolidated Year Ended December 31, 2009	Consolidated Year Ended December 31, 2010	Dollar Change	Percent Change	Currency Effect(1)
Net sales
Filtration products	$713	$759	$46	6%	$(21)
Brake North America and Asia products	593	633	40	7%	9
Commercial Distribution South America products	333	430	97	29%	45
Chassis products	153	169	16	10%	3

On and Off-highway segment	1,792	1,991	199	11%	36
Brake South America segment	22	15	(7)	-32%	(10)
Corporate, eliminations and other	(17)	(15)	2	12%	—

Total net sales	$1,797	$1,991	$194	11%	$26

(1)	The currency effect was calculated by comparing the local currency net sales for all international locations for both periods, each at the current year exchange rate to determine the impact of the currency between periods. These currency effects provide a more clear understanding of the operating results of our foreign entities because they exclude the varying effects that changes in foreign currency exchange rates may have on those results.

On and Off-highway segment products sales increased due to the following:

(1)	Filtration products sales increased in 2010 in comparison to 2009 due in part to increased sales in our Polish operation and due to improving markets. Sales increased $43 million due to the improving U.S. and Canadian markets, $23 million due to our Polish operation gaining market share in Western and Eastern Europe and due to $1 million in additional volumes in other countries. The increased sales were offset by $21 million of unfavorable currency translations which were comprised of unfavorable currency translation effects in Venezuela of $31 million, favorable currency translation effects of $4 million related to Poland and an additional $6 million of favorable currency effects in three other countries.

(2)	Brake North America and Asia products sales increased in 2010 in comparison to 2009 due to favorable currency translation effects of $9 million, improvement in market conditions and new business from new customers or existing customers. Additionally our Chinese operations increased sales by $14 million to third party customers in China and other countries in 2010 compared to 2009.

(3)

Commercial Distribution South America products sales increased in 2010 in comparison to 2009 partially due to favorable foreign currency translation effects of $45 million. The Brazilian Real weakened significantly in the first half of 2009 and then strengthened in the last half of the year and has remained strong in 2010. Excluding currency effects, sales grew by 16% in 2010 in comparison to

2009. This growth was due to improved market conditions, growth in our Brazilian distribution company and the introduction of motorcycle applications, heavy duty applications and related accessories. Our Brazilian distribution company sales grew significantly in 2010 and have grown since 2005 by 135%.

(4)	Chassis products sales increased in 2010 in comparison to 2009 due to an improvement in general market conditions, new business and favorable currency translation effects of $3 million related to the Canadian Dollar. Additionally, sales increased due to new business with new customers and existing customers. During the fourth quarter we began shipping premium Chassis product to one of our largest customers, which accounted for an $8 million increase in sales in 2010.

Brake South America segment products sales for 2010 decreased in comparison to 2009 due to the devaluation of the Venezuelan currency, which resulted in a decrease in sales of $10 million for 2010, offset partially by additional volumes in Venezuela and Uruguay.

The following table summarizes the consolidated results for the years ended December 31, 2009 and December 31, 2010:

(Dollars in millions)	Consolidated Year Ended December 31, 2009	Consolidated Year Ended December 31, 2010	Dollar Change	Percent Change
Net sales	$1,797	$1,991	$194	11%
Cost of sales(1)	(1,429)	(1,581)	(152)	11%

Gross profit	368	410	42	11%
Gross margin	20%	21%
Selling, general and administrative expenses(2)	(267)	(290)	(23)	9%
Selling, general and administrative expenses as a percent of sales	15%	15%

Operating profit (loss)
On and Off-highway segment	153	167	14	9%
Brake South America segment	(3)	(8)	(5)	-167%
Corporate, eliminations and other	(49)	(39)	10	20%

Operating profit	101	120	19	19%
Operating margin	6%	6%
Gain (loss) on extinguishment of debt	8	(1)	(9)	NM
Change in fair value of redeemable preferred stock embedded derivative liability	(24)	(24)	—	NM
Other income, net	5	3	(2)	-40%
Interest expense	(79)	(77)	2	-3%

Income from continuing operations before income tax provision, equity in income and noncontrolling interest	11	21	10	91%
Income tax provision	(19)	(23)	(4)	21%
Equity in income, net of tax	1	1	—	NM

Net loss from continuing operations, net of tax	(7)	(1)	6	86%
Loss from discontinued operations, net of tax(3)	(61)	—	61	NM

Net loss	(68)	(1)	67	NM
Less: net income attributable to noncontrolling interest, net of tax	2	4	2	100%

Net loss attributable to the Company	$(70)	$(5)	$65	NM

(1)	We recorded $1 million and $3 million of restructuring costs in cost of sales for 2009 and 2010, respectively.
(2)	We recorded $11 million and $21 million of restructuring costs in selling, general and administrative expenses for 2009 and 2010, respectively.
(3)	We recorded in our discontinued operations $2 million of restructuring costs in 2009 and no restructuring costs in 2010.

NM (Not Meaningful)

Gross profit/Gross margin. Gross profit increased by $42 million during 2010 in comparison to 2009. The gross profit in 2010 increased despite a 24% increase in freight costs. The increase in gross profit in during 2010 was primarily due to an increase in sales volume, currency effects and the effects of our comprehensive restructuring. The comprehensive restructuring began at the end of 2005 and was substantially completed by the end of 2010. Due to the comprehensive restructuring, the operating costs as a percentage of sales decreased in 2010 in comparison to 2009. The improvement in gross profit includes $13 million of favorable currency translation effects.

Selling, general and administrative expenses. Our selling, general and administrative expenses for 2010 increased $23 million from 2009 due to restructuring expenses, payroll related costs, insurance related expenses, advertising, travel costs and professional fees. The restructuring costs increased $10 million in 2010 in comparison to 2009, which was mainly related to our Brake North America and Venezuela operations. The payroll, advertising and travel costs increased $8 million related to improved market and economic conditions of the Company. The remaining increase relates to an increase in insurance costs and legal and professional fees. Offsetting these increases in 2010 was a reduction in the management fee charged by Cypress from $3 million in 2009 to no charge in 2010.

Operating profit/Operating margin. Our operating profit increased in 2010 in comparison to 2009 due to an improvement in gross profit and an increase in sales volume. On and Off-highway segment operating profit increased in 2010 in comparison to 2009 due to the improved gross profit and increased sales. Brake South America segment operating loss increased in 2010 due to the restructuring costs related to the closure of our Maracay, Venezuela manufacturing plant. In 2010, Corporate, eliminations and other operating loss decreased by $10 million due to lower general and administrative expenses and due to Cypress not charging us a management fee.

Gain (loss) on extinguishment of debt. In June of 2009 we purchased in the open market approximately $33 million principal amount of the Subordinated Notes and thereafter promptly surrendered such purchased notes for cancellation, which resulted in a pre-tax gain on the extinguishment of debt of $8 million in 2009. The retirement of $22.5 million of Secured Notes on December 31, 2010 resulted in a pre-tax loss on extinguishment of debt of $1 million.

Interest expense. Interest expense decreased by $2 million in 2010 in comparison to 2009 due to lower refinancing costs in 2010 and offset by higher interest rates on our new debt structure. During 2009, we recognized $10 million in refinancing costs related to replacing our former term loan facility, revolving credit facility and accounts receivable facility and the termination of our interest rate swap agreements. The refinancing consisted of the ABL Revolver and the Secured Notes, the proceeds of which were used to repay outstanding borrowings under Affinia Group Inc.’s former term loan facility, revolving credit facility and accounts receivable facility, as well as to settle interest rate derivatives and to pay fees and expenses related to the refinancing. During 2010, Affinia Group Inc. issued Additional Notes and amended the ABL Revolver, which resulted in payment of deferred financing costs of $5 million.

Income tax provision. The income tax provision increased by $4 million for 2010 in comparison to 2009 due mainly to a higher level of income from continuing operations. Excluding the change in fair value of redeemable preferred stock embedded derivative liability, the effective tax rate was similar for both 2010 and 2009.

Loss from discontinued operations, net of tax. As part of our strategic plan we committed to a plan to sell our Commercial Distribution Europe business unit during the fourth quarter of 2009. Subsequently, on February 2, 2010, we sold the business unit for approximately $12 million. Commercial Distribution Europe incurred a loss of $61 million in 2009 of which $10 million related to loss on operations, $75 million related to an impairment charge to reduce the carrying value of the business to expected realizable value, and offsetting these amounts was $24 million which related to a tax benefit to us resulting from this transaction. In 2010, the estimated loss was decreased $2 million offset by one month of operating losses of $1 million and a $1 million loss on post closing adjustments.

Net loss. Net loss decreased in 2010 in comparison to 2009 due mainly to the decrease in the loss from discontinued operations, net of tax and the increase in gross profit in 2010.

Net income attributable to noncontrolling interest, net of tax. Our net income attributable to noncontrolling interest, net of tax increased due to the increase in net income of Affinia India Private Limited and Haimeng.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2009

Net sales. Consolidated net sales decreased by $118 million in 2009 in comparison to 2008 due mainly to unfavorable foreign currency translation effects of $96 million. The following table summarizes the consolidated net sales results for the years ended December 31, 2008 and December 31, 2009:

(Dollars in millions)	Consolidated Year Ended December 31, 2008	Consolidated Year Ended December 31, 2009	Dollar Change	Percent Change	Currency Effect(1)
Net sales
Filtration products	$727	$713	$(14)	-2%	$(47)
Brake North America and Asia products	658	593	(65)	-10%	(14)
Commercial Distribution South America products	368	333	(35)	-10%	(35)
Chassis products	155	153	(2)	-1%	(2)

On and Off-highway segment	1,908	1,792	(116)	-6%	(98)
Brake South America segment	26	22	(4)	-15%	—
Corporate, eliminations and other	(19)	(17)	2	11%	2

Total net sales	$1,915	$1,797	$(118)	-6%	$(96)

(1)	The currency effect was calculated by comparing the local currency net sales for all international locations for both periods, each at the current year exchange rate to determine the impact of the currency between periods. These currency effects provide a more clear understanding of the operating results of our foreign entities because they exclude the varying effects that changes in foreign currency exchange rates may have on those results.

On and Off-highway segment products sales decreased due to the following:

(1)	Filtration products sales decreased in 2009 in comparison to 2008 due to unfavorable foreign currency translation effects of $47 million, which were related to the weakening of the Polish Zloty, the Canadian Dollar, Ukraine Hryvnia and the Mexican Peso against the U.S. Dollar. Offsetting the translation effects were increased sales in our Polish and Venezuelan operations.

(2)	Brake North America and Asia products sales decreased in 2009 in comparison to 2008 partially due to $14 million in unfavorable foreign currency translation effects. The decrease is also attributable to a decline in volume, which is related to the general softness in the aftermarket business relating to our branded products. Additionally, one of our customers ceased orders of certain of our brake products and as a result our sales decreased by $21 million. The same customer has increased its filtration orders so we anticipate only a marginal effect on our consolidated net sales. OES channels, which consist primarily of new vehicle manufacturers’ service departments at new vehicle dealerships, have also decreased orders due to recessionary pressures. In 2006, we began to discontinue OEM and co-manufacturing contracts, which were not profitable. The sales relating to these contracts have decreased since 2006 by approximately $100 million. The decrease relating to these contracts in 2009 in comparison 2008 was $9 million.

(3)	Commercial Distribution South America products sales decreased in 2009 in comparison to 2008 due to unfavorable foreign currency translation effects of $35 million. The general softness of the South American economies led to a decline in sales in most of our South American operations. However, our Brazilian distribution company offset the decline in sales as it continued to grow its market share even in unfavorable market conditions.

(4)	Chassis products sales decreased in 2009 in comparison to 2008 due to unfavorable foreign currency translation effects of $2 million, which were related to the weakening of the Canadian Dollar against the U.S. Dollar.

Brake South America segment products sales for 2009 decreased in comparison to 2008 due to the closure of a facility in Argentina in 2008. The closed facility had approximately $7 million in sales in 2008. The closed facility mainly manufactured product for our Brake North America operations and Commercial Distribution South America operations. On a consolidated basis, the closure did not result in a significant loss of sales.

The following table summarizes the consolidated results for the years ended December 31, 2008 and December 31, 2009:

(Dollars in millions)	Consolidated Year Ended December 31, 2008	Consolidated Year Ended December 31, 2009	Dollar Change	Percent Change
Net sales	$1,915	$1,797	$(118)	-6%
Cost of sales(1)	(1,546)	(1,429)	117	-8%

Gross profit	369	368	(1)	—
Gross margin	19%	20%
Selling, general and administrative expenses(2)	(276)	(267)	9	–3%
Selling, general and administrative expenses as a percent of sales	14%	15%

Operating profit (loss)
On and Off-highway segment	141	153	12	9%
Brake South America segment	(11)	(3)	8	73%
Corporate, eliminations and other	(37)	(49)	(12)	-32%

Operating profit	93	101	8	9%
Operating margin	5%	6%
Gain on extinguishment of debt	—	8	8	NM
Change in fair value of redeemable preferred stock embedded derivative liability	3	(24)	(27)	NM
Other income (loss), net	(4)	5	9	225%
Interest expense	(65)	(79)	(14)	22%

Income from continuing operations before income tax provision, equity in income and noncontrolling interest	27	11	(16)	-59%
Income tax provision	(14)	(19)	(5)	36%
Equity in income, net of tax	—	1	1	NM

Net income (loss) from continuing operations, net of tax	13	(7)	(20)	-154%
Loss from discontinued operations, net of tax(3)	(19)	(61)	(42)	NM

Net loss	(6)	(68)	(62)	NM
Less: net income attributable to noncontrolling interest, net of tax	—	2	2	NM

Net loss attributable to the Company	$(6)	$(70)	$(64)	NM

(1)	We recorded $1 million in restructuring costs in cost of sales in 2008 and 2009.
(2)	We recorded $27 million and $11 million of restructuring costs in selling, general and administrative expenses for 2008 and 2009, respectively.
(3)	We recorded in our discontinued operations $12 million and $2 million in restructuring costs in 2008 and 2009, respectively.

NM  (Not Meaningful)

Cost of sales/Gross margin. Gross margin improved to 20% in 2009 in comparison to 19% in 2008. In 2005 we embarked on the comprehensive restructuring to transform our brake operations from a domestic manufacturer to a global manufacturer and distributor. We have completed a significant portion of the comprehensive restructuring and as a result our gross margin improved due to cost savings realized in 2009. This improvement was offset by the strengthening of the U.S. Dollar which decreased the gross margin in 2009 in comparison to 2008 by $27 million.

Selling, general and administrative expenses. Our selling, general and administrative expenses for 2009 decreased from 2008 due mainly to a reduction in restructuring costs of $16 million. The higher restructuring expenses in 2008 were related to announcing the closure of six facilities in 2008 and, in contrast, we approved the closure of one facility in 2009. Offsetting the decrease in expense was a $3 million management fee charged by Cypress for services related to the refinancing and other advisory services.

Operating profit. Operating profit increased in 2009 in comparison to 2008 due to the increase in gross margin resulting from cost savings generated from the comprehensive restructuring offset by the strengthening of the U.S. Dollar as discussed above and the reduction in selling, general and administrative expenses. On and Off-highway segment operating profit increased in 2009 in comparison to 2008 despite a 6% decrease in sales. Operating profit increased due to an increase in gross margin percentage and a reduction in our selling, general and administrative costs. Brake South America segment operating loss decreased in 2009 due to the reduction in operating costs from the closure of an Argentina facility in the middle of 2008.

Gain on extinguishment of debt. In June of 2009, we purchased in the open market approximately $33 million in principal amount of the Subordinated Notes and thereafter promptly surrendered such purchased notes for cancellation, which resulted in a pre-tax gain on the extinguishment of debt of $8 million in 2009.

Change in fair value of redeemable preferred stock embedded derivative liability. Affinia issued 51,475 shares of Redeemable Preferred Stock on October 31, 2008 with a conversion in cash, common stock or a combination of both. We determined that the conversion feature of our Redeemable Preferred Stock is an embedded derivative. The estimated value of the embedded derivative is calculated based on such factors as expected volatility of the value of our equity, the expected conversion date, an appropriate risk-free interest rate and the estimated fair value of our equity. The increase in fair value in 2009 in comparison to 2008 was due to the change in the volatility and fair value of our equity, which was due to the improvement in market conditions.

Interest expense. Interest expense increased by $14 million during 2009 in comparison to 2008. On August 13, 2009 we refinanced our former term loan facility, revolving credit facility and accounts receivable facility. The refinancing consisted of the ABL Revolver and the Secured Notes, the proceeds of which were used to repay outstanding borrowings under our former term loan facility, revolving credit facility and accounts receivable facility, as well as to settle interest rate derivatives and to pay fees and expenses related to the refinancing. We recorded a write-off of $5 million to interest expense for unamortized debt issue costs associated with the former term loan facility, revolving credit facility and the accounts receivable facility. We also recorded $4.4 million in settlement costs and $0.2 million of accrued interest related to the termination of our interest rate swap agreements. The remaining increase in interest expense related to higher borrowing levels and rates.

Income tax provision. The income tax provision increased by $5 million for 2009 in comparison to 2008 despite a $16 million decrease in income from continuing operations before income tax provision, equity in income and noncontrolling interest in 2009. The change in fair value of redeemable preferred stock embedded derivative liability of $24 million is not deductible for federal income tax purposes. Consequently, this increased the 2009 effective tax rate.

Loss from discontinued operations, net of tax. As part of our strategic plan we committed to a plan to sell our Commercial Distribution Europe business unit during the fourth quarter of 2009. Subsequently, on February 2, 2010, we sold the business unit for approximately $12 million, subject to post closing adjustments. Commercial Distribution Europe incurred a loss of $61 million in 2009 of which $10 million relates to loss on operations, $75 million relates to an impairment charge to reduce the carrying value of the business to expected realizable value, and offsetting these amounts is $24 million which relates to a tax benefit to us resulting from this transaction.

Net income (loss). Net income from continuing operations decreased in 2009 in comparison to 2008 and the net loss attributable to the Company decreased due to the increased loss in our discontinued operation and due to an increase in fair value of redeemable preferred stock embedded derivative liability.

Net income attributable to noncontrolling interest, net of tax. The noncontrolling interest mainly relates to our 85% controlling interest in Haimeng, which is further described in Note 5. Business Combinations in the notes to our audited financial statements included elsewhere in this prospectus.

Results by Geographic Region

Net sales by geographic region were as follows:

(Dollars in millions)	Consolidated Year Ended December 31, 2008	Consolidated Year Ended December 31, 2009	Consolidated Year Ended December 31, 2010
Net sales
United States	$1,140	$1,074	$1,152
Foreign	775	723	839

Total net sales	$1,915	$1,797	$1,991

United States. Net sales increased in 2010 in comparison to 2009 due to improving market conditions and new business from both new customers and existing customers. Net sales decreased in 2009 in comparison to 2008 due to a decline in volume related to our brake products, which was related to the general softness in the aftermarket business during 2009. Additionally, one of our brake customers ceased orders of certain brake products in 2009.

Foreign. Net sales increased in 2010 in comparison to 2009 due to increased sales in Brazil and Poland, the majority of which related to gains in market share by our Brazilian distribution company and our Polish operation in 2010. Additionally, our Brazilian and Polish subsidiaries’ sales were higher in 2010 due to favorable currency translation effects of $46 million and $4 million, respectively. Net sales decreased in 2009 in comparison to 2008 due to unfavorable currency translation effects of $96 million in our foreign locations.

Income from continuing operations before income tax provision, equity in income and noncontrolling interest by geographic region was as follows:

(Dollars in millions)	Consolidated Year Ended December 31, 2008	Consolidated Year Ended December 31, 2009	Consolidated Year Ended December 31, 2010
Income (loss) from continuing operations before income tax provision, equity in income and noncontrolling interest
United States	$(43)	$(72)	$(79)
Foreign	70	83	100

Total income from continuing operations before income tax provision, equity in income and noncontrolling interest	$27	$11	$21

United States. Loss from continuing operations before income tax provision, equity in income and noncontrolling interest increased in 2010 in comparison to 2009 due to our open-market purchase of approximately $33 million principal amount of the Subordinated Notes in June 2009 and the subsequent cancellation of those notes, which resulted in a pre-tax gain on the extinguishment of debt of $8 million in 2009. Loss from continuing operations before income tax provision, equity in income and noncontrolling interest increased in 2009 in comparison to 2008 due to a $27 million increase in the fair value of redeemable preferred stock embedded derivative liability and a $14 million increase in interest expense. The fair value of redeemable preferred stock derivative liability changed in 2009 due to the volatility and fair value of our equity, which was due to the improvement in market conditions.

The United States income from continuing operations is lower than the foreign income from continuing operations due to interest expense, the change in fair value of the redeemable preferred stock derivative liability, higher restructuring costs in the United States and higher profitability of some of our subsidiaries in foreign locations. The majority of the debt relates to our United States operations and as a consequence almost all of the interest expense is allocated to our domestic operations. During 2010, our United States operations had $75 million of interest expense and our foreign operations had $2 million in interest expense. The change in fair value of the redeemable preferred stock derivative liability of $24 million in 2009 and 2010 all relates to our United States operations. Additionally, we have incurred $179 million of restructuring costs over the last six years due to the closure of many locations, most of which were in the United States. Some of our foreign operations, such as our Polish and Brazilian subsidiaries, have experienced significant growth and as a result their profitability has also increased.

Foreign. Income from continuing operations before income tax provision, equity in income and noncontrolling interest increased in 2010 in comparison to 2009 due to an improvement in gross profit, which was driven by an increase in sales volume and favorable currency translation effects. Foreign sales increased by 16% in 2010 in comparison to 2009. The improvement in gross profit includes $13 million of favorable currency translation effects. Income from continuing operations before income tax provision, equity in income and noncontrolling interest increased in 2009 in comparison to 2008 due to the increase in gross margin resulting from cost savings generated from comprehensive restructuring offset by the strengthening of the U.S. Dollar and the reduction in selling, general and administrative expenses.

Liquidity and Capital Resources

Our primary source of liquidity is cash flow from operations and available borrowings from our ABL Revolver. Our primary liquidity requirements are expected to be for debt servicing, working capital, restructuring obligations and capital spending. Our liquidity requirements are significant, primarily due to debt service requirements, restructuring and expected capital expenditures.

We are significantly leveraged as a result of the Acquisition, the refinancing that occurred in 2009 and the issuance of Additional Notes in 2010. Affinia Group Inc. issued the Subordinated Notes in connection with the Acquisition and issued the Secured Notes and entered into the ABL Revolver in connection with the refinancing. As of December 31, 2010, we had $798 million in aggregate indebtedness. As of December 31, 2010, we had an additional $191 million of borrowing capacity available under our ABL Revolver after giving effect to $15 million in outstanding letters of credit, none of which was drawn against, and $3 million for borrowing base reserves. In addition, we had cash and cash equivalents of $66 million and $55 million as of December 31, 2009 and December 31, 2010, respectively.

We spent $25 million, $31 million and $52 million in capital expenditures during 2008, 2009 and 2010, respectively. The cash flow from operations on an annual basis has historically been adequate to meet our liquidity needs. However, during the first half of the year, cash flows from operations are typically not sufficient to meet our liquidity needs, and we therefore utilize our ABL Revolver to bridge our financing needs until the second half of the year. Based on the current level of operations, we believe that cash flow from operations and available cash, together with available borrowings under our ABL Revolver, will be adequate to meet our short term and long term liquidity needs.

Our ABL Revolver matures in November 2015 and our Subordinated Notes mature in November 2014. Refinancing our ABL Revolver and Subordinated Notes will require significant additional sources of liquidity over the long term. Furthermore, if we were to undertake a significant acquisition or capital improvement plan, we may need additional sources of liquidity. We expect to meet such liquidity needs by entering into new or additional credit facilities and/or offering new or additional debt or equity securities, but whether such sources of liquidity will be available to us at any given point in the future will depend on a number of factors that are outside of our control, including general market conditions.

Asset Based Credit Facilities

Overview. On August 13, 2009, Affinia Group Intermediate Holdings Inc., Affinia Group Inc. and certain of its subsidiaries entered into a four-year $315 million ABL Revolver maturing in 2013. On November 30, 2010, we entered into an amendment to the credit agreement governing the ABL Revolver to, among other things, extend the maturity date from August 13, 2013 to November 30, 2015 (subject to early termination under certain limited circumstances). There was $90 million outstanding on the ABL Revolver at December 31, 2010. The ABL Revolver includes (i) a revolving credit facility of up to $295 million for borrowings solely to the U.S. domestic borrowers (the “U.S. Facility”), including (a) a $40 million sub-limit for letters of credit and (b) a $30 million swingline facility and (ii) a revolving credit facility of up to $20 million for Canadian Dollar denominated revolving loans solely to a Canadian borrower (the “Canadian Facility”). Availability under the ABL Revolver is based upon monthly (or more frequent under certain circumstances) borrowing base valuations of Affinia Group Inc.’s eligible inventory and accounts receivable and is reduced by certain reserves in effect from time to time.

Guarantees and Collateral. The indebtedness, obligations and liabilities under the U.S. Facility are unconditionally guaranteed jointly and severally on a senior secured basis by Affinia Group Intermediate Holdings Inc. and certain of its current and future U.S. subsidiaries, and are secured by a first-priority lien on accounts receivable, inventory, cash, deposit accounts, securities accounts and proceeds of the foregoing and certain assets related thereto and a second-priority lien on the collateral securing the Secured Notes (collectively, the “U.S. Collateral”).

The indebtedness, obligations and liabilities under the Canadian Facility are unconditionally guaranteed jointly and severally on a senior secured basis by Affinia Group Intermediate Holdings Inc., certain of its current and future U.S. subsidiaries and certain of its Canadian subsidiaries and are also secured by the U.S. Collateral and by a first-priority lien on substantially all of the Canadian borrower’s and the Canadian guarantors’ existing and future assets, including, but not limited to, accounts receivable and inventory (but excluding owned real property and the capital stock of any non-U.S. and non-Canadian subsidiaries of the Canadian borrower or the Canadian guarantors).

Mandatory Prepayments. If at any time the outstanding borrowings under the ABL Revolver (including outstanding letters of credit and swingline loans) exceed the lesser of (i) the borrowing base as in effect at such time and (ii) the aggregate revolving commitments as in effect at such time, the borrowers will be required to prepay an amount equal to such excess and/or cash collateralize outstanding letters of credit.

Voluntary Prepayments. Subject to certain conditions, the ABL Revolver allows the borrowers to voluntarily reduce the amount of the revolving commitments and to prepay the loans without premium or penalty other than customary breakage costs for LIBOR rate contracts.

Covenants. The ABL Revolver contains certain covenants that, among other things, limit or restrict the ability of Affinia Group Intermediate Holdings Inc. and its subsidiaries to (subject to certain qualifications and exceptions):

•	create liens and encumbrances;

•	incur additional indebtedness;

•	merge, dissolve, liquidate or consolidate;

•	make acquisitions and investments;

•	dispose of or transfer assets;

•	pay dividends or make other payments in respect of the borrowers’ capital stock;

•	amend certain material governance documents;

•	change the nature of the borrowers’ business;

•	make any advances, investments or loans;

•	engage in certain transactions with affiliates;

•	issue or dispose of equity interests;

•	change the borrowers’ fiscal periods; and

•	restrict dividends, distributions or other payments from Affinia Group Intermediate Holdings Inc.’s subsidiaries.

In addition, commencing on the day that an event of default occurs or availability under the ABL Revolver is less than the greater of (i) 12.5% of the total revolving loan commitments and (ii) $39.5 million, Affinia Group Intermediate Holdings Inc. is required to maintain a fixed charge coverage ratio of at least 1.10x measured for the last 12-month period.

As of the date of this prospectus, we were in compliance in all material respects with all covenants and provisions contained in the ABL Revolver.

Interest Rates and Fees. Outstanding borrowings under the U.S. Facility will accrue interest at an annual rate of interest equal to (i) a base rate plus the applicable spread or (ii) a LIBOR rate plus the applicable spread. Swingline loans will bear interest at a base rate plus the applicable spread. Outstanding borrowings under the Canadian Facility will accrue interest at an annual rate of interest equal to (i) the Canadian prime rate plus the applicable spread or (ii) the BA rate (the average discount rate of bankers’ acceptances as quoted on the Reuters Screen CDOR page) plus the applicable spread. We will pay a commission on letters of credit issued under the U.S. Facility at a rate equal to the applicable spread for loans based upon the LIBOR rate.

The borrowers will pay certain fees with respect to the ABL Revolver, including (i) an unused commitment fee of 0.50% per annum on the undrawn portion of the credit facility (subject to a step-down to 0.375% in the event more than 50% of the commitments (excluding swingline loans) under the credit facility are utilized) and (ii) customary annual administration fees and fronting fees in respect of letters of credit equal to 0.125% per annum on the stated amount of each letter of credit outstanding during each month. During an event of default, the fee payable under clause (i) will be increased by 2% per annum.

Cash Dominion. If availability under the ABL Revolver is less than the greater of (i) 15% of the total revolving loan commitments and (ii) $47.5 million, or if there exists an event of default, amounts in Affinia Group Intermediate Holdings Inc.’s deposit accounts and the deposit accounts of the subsidiary guarantors (other than certain excluded accounts) will be transferred daily into a blocked account held by the administrative agent and applied to reduce the outstanding amounts under the ABL Revolver.

Senior Notes

Overview. In November 2004, Affinia Group Inc. issued $300 million aggregate principal amount of the Subordinated Notes, which bear interest at a rate of 9% and mature on November 30, 2014, pursuant to an indenture dated as of November 30, 2004 (the “senior subordinated indenture”). On December 9, 2010, Affinia Group Inc. issued $100 million of Additional Notes. In connection with our refinancing in August 2009, Affinia Group Inc. issued $225 million aggregate principal amount of the Secured Notes (together with the Subordinated

Notes, the “Senior Notes”), which bear interest at a rate of 10.75% and mature on August 15, 2016, pursuant to an indenture dated as of August 13, 2009 (the “senior secured indenture” and, together with the senior subordinated indenture, the “senior indentures”). On December 31, 2010, Affinia Group Inc. redeemed $22.5 million aggregate principal amount of the Secured Notes pursuant to their terms at a redemption price equal to 103% of the principal amount of such notes being redeemed, plus accrued and unpaid interest to the redemption date. As of December 31, 2010, $367 million principal amount of the Subordinated Notes was outstanding and $200 million principal amount of the Secured Notes was outstanding, net of a $2 million issue discount which is being amortized until the Secured Notes mature.

Guarantees and Collateral. The Subordinated Notes are unconditionally guaranteed jointly and severally on a senior subordinated basis by substantially all of our wholly-owned domestic subsidiaries. The Secured Notes are unconditionally guaranteed jointly and severally on a senior secured basis by substantially all of our wholly-owned domestic subsidiaries.

The Secured Notes and the related guarantees are secured on a first-priority lien basis by substantially all of the assets (other than accounts receivable, inventory, cash, deposit accounts, securities accounts and proceeds of the foregoing and certain assets related thereto) of Affinia Group Inc. and the guarantors and on a second-priority lien basis by the accounts receivable, inventory, cash, deposit accounts, securities accounts and proceeds of the foregoing and certain assets related thereto of Affinia Group Inc. and the guarantors.

Interest Payments. Interest on the Subordinated Notes is payable on May 30 and November 30 of each year and interest on the Secured Notes is payable on February 15 and August 15 of each year.

Optional Redemption. We may redeem some or all of the Senior Notes at any time at redemption prices described or set forth in the applicable senior indenture.

Change of Control. Upon the occurrence of certain change of control events specified in the applicable senior indenture, each holder of the Subordinated Notes or Secured Notes has the right to require us to repurchase such holder’s Subordinated Notes or Secured Notes, as applicable, at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date.

Covenants. The senior indentures contain certain covenants that, among other things, limit or restrict the ability of Affinia Group Inc. and its restricted subsidiaries to (subject to certain qualifications and exceptions):

•	incur and guarantee additional indebtedness, issue disqualified stock or issue certain preferred stock;

•	pay dividends, make other distributions on, redeem or repurchase stock or make certain other restricted payments;

•	create certain liens or encumbrances;

•	sell assets;

•	issue capital stock;

•	make certain investments or acquisitions;

•	make capital expenditures;

•	restrict dividends, distributions or other payments from our subsidiaries;

•	change their line of business;

•	enter into transactions with affiliates;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; and

•	designate subsidiaries as unrestricted subsidiaries.

As of the date of this prospectus, we were in compliance in all material respects with all covenants and provisions contained under the senior indentures.

Seller Note

Overview. As part of the financing in connection with our acquisition of substantially all of Dana’s aftermarket business operations, Affinia Group Holdings Inc. issued to Dana the Seller Note, a subordinated payment in kind note due 2019 with a face amount of $74.5 million, which matures on November 30, 2019. We may prepay at our option all or part of the Seller Note at specified prepayment prices, subject to certain structural and contractual limitations.

We intend to use approximately $102 million of our net proceeds from this offering to repay the Seller Note in full.

Interest Rate. The interest rate on the Seller Note was initially 8% per annum with an increase to 10% per annum on November 30, 2009, payable in kind at our option. We have made each interest payment on the Seller Note to date in kind rather than in cash. The fair market value of the Seller Note was $88 million and it bore an effective interest rate of 12.5% as of December 31, 2010.

Change of Control; Dividend Payments. Upon the occurrence of certain change of control events specified in the Seller Note, each holder of the Seller Note will have the right to require us to repurchase the Seller Note at specified prepayment prices. In addition, upon the occurrence of a dividend event specified in the Seller Note, we will be required to offer to redeem a portion of the Seller Note at specified prepayment prices using 17.5% of dividends proposed to be made, subject to certain structural and contractual limitations.

Covenants. The Seller Note contains certain covenants that among other things limit or restrict our ability to (subject to certain qualifications and exceptions):

•	pay dividends from the proceeds of any asset sale event or recapitalization event; and

•	enter into transactions with affiliates.

As of the date of this prospectus, we were in compliance in all material respects with all covenants and provisions contained under the Seller Note.

Cash Flows

Net Cash Provided by Operating Activities

In 2008, cash flow from operating activities was a $47 million source of cash in comparison to a $55 million source of cash in 2009 and a $22 million source of cash during 2010. The following table summarizes significant changes in our operating activities:

(Dollars in millions)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Net loss	$(6)	$(68)	$(1)
Loss (gain) on extinguishment of debt	—	(8)	1
Write-off of unamortized deferred financing costs	—	5	1
Change in trade accounts receivable	31	3	(14)
Change in inventories	(39)	42	(77)
Impairment of assets	2	75	—
Change in other current operating liabilities	57	(42)	39

Subtotal	45	7	(51)
Other changes in operating activities	2	48	73

Net cash provided by operating activities	$47	$55	$22

Net loss—Net loss decreased in 2010 in comparison to 2009 due to the decrease in the loss from discontinued operations, net of tax. We recorded a $75 million impairment related to our Commercial Distribution Europe segment in 2009, which was sold on February 2, 2010.

Loss (gain) on extinguishment of debt—The retirement of $33 million of Subordinated Notes during the second quarter of 2009 resulted in a pre-tax gain on the extinguishment of debt of $8 million. The retirement of $22.5 million of Secured Notes during the fourth quarter of 2010 resulted in a pre-tax loss on the extinguishment of debt of $1 million.

Write-off of debt issuance costs—We recorded a write-off of $5 million in 2009 to interest expense for unamortized deferred financing costs associated with the retirement of the term loan facility, revolving credit facility and the accounts receivable facility. We wrote off $1 million in deferred costs in 2010 related to the extinguishment of $22.5 million of Secured Notes during the fourth quarter of 2010.

Change in trade accounts receivable—Our accounts receivable decreased in 2008 and 2009, and increased in 2010 mainly due to the timing of payments in the United States.

Change in inventories—The change in inventories was a $77 million use of cash in 2010 and a $42 million source of cash in 2009. The reduction in inventory in 2009 was due to a concerted effort to reduce inventories due to the economic downturn. In 2008, our inventory increased mainly due to increases in Brazil and other international locations. Our Brazilian operations were experiencing record sales in 2008 and, as a result, built up inventory to keep up with demand. In 2010, we built up inventory to keep up with increased demand, which was due to improving market conditions in the aftermarket industry, new business with new customers and additional business with existing customers.

Change in other current operating liabilities—The change in other current operating liabilities was a $39 million source of cash during 2010, a $42 million use of cash in the 2009 and a $57 million source of cash in 2008. The changes over the last three years were primarily due to accounts payable, which was a $38 million source of cash in 2010, a $54 million use of cash in 2009 and a $45 million source of cash in 2008. Accounts payable fluctuates from quarter to quarter due to the timing of payments.

Net Cash Used in Investing Activities

The following table summarizes our net cash used in investing activities:

(Dollars in millions)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Proceeds from sales of assets	$1	$—	$1
Investments in companies, net of cash acquired	(50)	—	(51)
Proceeds from sales of affiliates	6	—	11
Investment in affiliate	(6)	—	—
Change in restricted cash	(1)	(5)	(3)
Additions to property, plant and equipment	(25)	(31)	(52)
Other investing activities	—	—	(4)

Net cash used in investing activities	$(75)	$(36)	$(98)

The changes in our net cash used in investing activities are mainly comprised of the following:

We received $6 million in 2008 related to the sale of two subsidiaries. In addition, on February 2, 2010, we sold our Commercial Distribution Europe business unit for $12 million, reduced by post-closing purchase price adjustments of $1 million.

Affinia Hong Kong Limited was acquired in 2008 for $50 million. The NAPD business was acquired for an original payment of $51 million in 2010 and a $1 million payment in 2011 for a working capital settlement.

Additions to property, plant and equipment—The additions increased significantly in 2010 due to the expansion in China for new friction and filtration facilities and for the expansion of our Polish and Brazilian operations. The total additions to property, plant and equipment in China, Poland and Brazil increased $21 million in 2010 from 2009.

Net cash provided by (used in) Financing Activities

(Dollars in millions)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Financing activities
Net increase in other short-term debt	$—	$—	$13
Purchase/proceeds from Subordinated Notes	—	(25)	100
Repayment on Secured Notes	—	—	(23)
Payments on senior term loan facility	—	(297)	—
Capital contribution	52	—	3
Payment of deferred financing costs	—	(22)	(5)
Proceeds from Secured Notes	—	222	—
Net proceeds from ABL Revolver	—	90	—
Purchase of noncontrolling interest	—	—	(24)
Other	1	(3)	2

Net cash provided by (used in) financing activities	$53	$(35)	$66

Net cash provided by (used in) financing activities is summarized in the table above for the years ended 2008, 2009 and 2010. The changes in financing activities are mainly comprised of the following:

On December 9, 2010, Affinia Group Inc. completed an offering of the Additional Notes. The issuance of the Additional Notes and the amendment of the ABL Revolver in 2010 resulted in payment of deferred financing costs of $5 million. Affinia Group Inc. utilized the ABL Revolver to finance its purchase of the NAPD business and the remaining 50% interest in Affinia India Private Limited but subsequently Affinia Group Inc. used the proceeds of the Additional Notes offering to repay the ABL Revolver borrowings that it incurred to finance these acquisitions. The proceeds of the Additional Notes offering were also used to redeem $22.5 million in aggregate principal amount of Secured Notes on December 31, 2010.

In June of 2009, we purchased in the open market approximately $33 million in principal amount of the Subordinated Notes for $25 million and thereafter promptly surrendered such purchased notes for cancellation.

In the third quarter of 2009, Affinia Group Inc. refinanced a portion of its then-existing debt. Affinia Group Inc. settled the former term loan facility by paying $287 million. Affinia Group Inc. refinancing included sources of cash of $222 million from the Secured Notes. We also had $90 million of net borrowings on the new ABL Revolver and $22 million of fees and other associated financing costs.

During the fourth quarter of 2010, we acquired the remaining 50% ownership interest in Affinia India Private Limited, our India joint venture, for $24 million in cash, increasing our ownership interest from 50% to 100%. The $24 million reduced our noncontrolling interest balance in 2010.

Contributions—The source of cash in 2008 was mainly comprised of our $50 million contribution to Affinia Acquisition LLC, which was used to purchase 85% of Affinia Hong Kong Limited. The $3 million source of cash in 2010 related to a contribution from Mr. Zhang Haibo, who owns 15% of Affinia Hong Kong Limited. The contribution was used to facilitate the purchase of land for a new filtration company in China with the intention to manufacture products in China and distribute filtration products principally in Asia.

Contractual Obligations and Commitments

Under various agreements, we are obligated to make future cash payments in fixed amounts. These include payments under debt obligations at maturity, under operating lease agreements, and under purchase commitments for property, plant, and equipment. The following table summarizes our fixed cash obligations over various future periods as of December 31, 2010:

(Dollars in millions)	Payments Due by Period
Contractual Cash Obligations(1)	Total	Less than 1 year	1 – 3 Years	4 – 5 years	After 5 Years
Debt obligations(2)	$800	$27	$12	$457	$304
Interest payable in kind on Seller Note(3)	190	—	—	—	190
Interest on Subordinated Notes	129	33	66	30	—
Interest on Secured Notes	122	22	44	43	13
Interest on ABL Revolver(4)	19	4	8	7	—
Operating leases	66	12	24	16	14
Post employment obligations	3	2	—	—	1
Purchase commitments for property, plant, and equipment	13	13	—	—	—

Total contractual obligations	$1,342	$113	$154	$553	$522

(1)	Excludes the $2 million reserve for income taxes under ASC Topic 740, “Income Taxes,” as we are unable to reasonably predict the ultimate timing of settlement of our reserves for income taxes.
(2)	Excludes $2 million discount on the Secured Notes.
(3)	As part of the financing in connection with the Acquisition, we issued the Seller Note with a face value of $74.5 million. Interest paid in kind, inclusive of discount accretion, on the Seller Note due 2019 was 8% per annum initially, with an increase to 10% per annum on November 30, 2009.
(4)	The ABL Revolver includes a margin on LIBOR borrowings that varies from 2.25% to 2.75% based on availability under the facility. At December 31, 2010, the margin was 2.50%.

Commitments and Contingencies

We are a party to various pending judicial and administrative proceedings arising in the ordinary course of business. These include, among others, proceedings based on product liability claims and alleged violations of environmental laws.

We have various accruals for contingent liability costs associated with pending judicial and administrative proceedings (excluding environmental liabilities described below). We had $1 million and $2 million accrued at December 31, 2009 and 2010. There are no recoveries expected from third parties. If there is a range of equally probable outcomes, we accrue the lower end of the range.

The fair value of an asset retirement obligation (“ARO”) is required to be recognized in the period in which it is incurred if it can be reasonably estimated, with the offsetting associated asset retirement costs capitalized as part of the carrying amount of the long-lived asset. The ARO is subsequently allocated to expense using a systematic and rational method over its useful life. Changes in the ARO liability resulting from the passage of time are recognized as an increase in the carrying amount of the liability and an accretion to expense. Changes resulting from revisions to the timing or amount of the original estimate of cash flows are recognized as an increase or a decrease in both the asset and liability. Our ARO liability recorded at December 31, 2009 and December 31, 2010 was $2 million and the accretion for 2009 and 2010 was less than $1 million.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, such as currency exchange and interest rate fluctuation. Where necessary to minimize such risks we may enter into financial derivative transactions, however we do not enter into derivatives or other financial instruments for trading or speculative purposes.

Currency Risk

We conduct business throughout the world. Although we manage our businesses in such a way as to reduce a portion of the risks associated with operating internationally, changes in currency exchange rates may adversely impact our results of operations and financial position.

The results of operations and financial position of each of our operations are measured in their respective local (functional) currency. Business transactions denominated in currencies other than an operation’s functional currency produce foreign exchange gains and losses, as a result of the re-measurement process, as described in ASC Topic 830, “Foreign Currency Matters.” To the extent that our business activities create monetary assets or liabilities denominated in a non-local currency, changes in an entity’s functional currency exchange rate versus each currency in which an entity transacts business have a varying impact on an entity’s results of operations and financial position, as reported in functional currency terms. Therefore, for entities that transact business in multiple currencies, we seek to minimize the net amount of cash flows and balances denominated in non-local currencies. However, in the normal course of conducting international business, some amount of non-local currency exposure will exist. Therefore, management monitors these exposures and may engage in business activities or execute financial hedge transactions intended to mitigate the potential financial impact related to changes in the respective exchange rates.

Our consolidated results of operations and financial position, as reported in U.S. Dollars, are also affected by changes in currency exchange rates. The results of operations of our non-U.S. Dollar functional entities are translated into U.S. Dollars for consolidated reporting purposes each period at the average currency exchange rate experienced during the period. To the extent that the U.S. Dollar may appreciate or depreciate over time, the contribution of non-U.S. Dollar denominated results of operations to our U.S. Dollar reported consolidated earnings will vary accordingly. Therefore, changes in the various local currency exchange rates, as applied to the revenue and expenses of our non-U.S. Dollar operations may have a significant impact on our sales and, to a lesser extent, consolidated net income trends. In addition, a significant portion of our consolidated financial position is maintained at foreign locations and is denominated in functional currencies other than the U.S. Dollar. The non-U.S. Dollar denominated monetary assets and liabilities are translated into U.S. Dollars at each respective currency’s exchange rate then in effect at the end of each reporting period. The financial impact of the translation process is reflected within the other comprehensive income component of shareholder’s equity. Accordingly, the amounts shown in our consolidated shareholders’ equity account will fluctuate depending upon the cumulative appreciation or depreciation of the U.S. Dollar versus each of the respective functional currencies in which we conduct business. Management seeks to lessen the potential financial impact upon our consolidated results of operations due to exchange rate changes by engaging in business activities or by executing financial derivative transactions intended to mitigate specific transactional underlying currency exposures. We do not engage in activities solely intended to counteract the impact that changes in currency exchange rates may have upon our U.S. Dollar reported statement of financial condition nor do we engage in currency transactions for speculation purposes.

Our foreign currency exchange rate risk management efforts primarily focus upon operationally managing the net amount of non-functional currency denominated monetary assets and liabilities. In addition, we routinely execute short-term currency exchange rate forward contracts with the intent to mitigate the earnings impact related to the re-measurement process. At December 31, 2010, we had currency exchange rate derivatives with an aggregate notional value of $121 million and fair values of $1 million in assets and less than $1 million in liabilities.

Interest Rate Risk

We are exposed to the risk of rising interest rates to the extent that we fund our operations with short-term or variable-rate borrowings. At December 31, 2010, our aggregate debt outstanding was $798 million. The total amount of interest bearing debt, which excludes $2 million of discount on the Secured Notes, was $800 million as of December 31, 2010. This consisted of $105 million of floating-rate debt and $695 million of fixed-rate debt.

Pursuant to our written interest rate risk management policy we actively monitor and manage our fixed versus floating rate debt composition within a specified range. At year-end, fixed rate debt comprised approximately 87% of our total debt. Based on the amount of floating-rate debt outstanding at December 31, 2010, a 1% rise in interest rates would result in approximately $1 million incremental interest expense.

Commodity Price Risk Management

We are exposed to adverse price movements or surcharges related to commodities that are used in the normal course of business operations. Management actively seeks to negotiate contractual terms with our customers and suppliers to limit the potential financial impact related to these exposures.

Critical Accounting Estimates

The critical accounting estimates that affect our financial statements and that use judgments and assumptions are listed below. These estimates are subject to a range of amounts because of inherent imprecision that may result from applying judgment to the estimation process. The expenses and accrued liabilities or allowances related to certain of these policies are initially based on our best estimate at the time of original entry in our accounting records. Adjustments are recorded when actual results differ from the expected forecasts underlying the estimates. These adjustments could be material if our results were to change significantly in a short period of time. We make frequent comparisons of actual results and expected forecasts in order to mitigate the likelihood of material adjustments.

Asset Impairment. We perform impairment analyses, which are based on the guidance found in ASC Topic 350, “Intangibles-Goodwill and Other” and ASC Topic 360, “Property, Plant, and Equipment.” Management also evaluates the carrying amount of our inventories on a recurring basis for impairment due to lower of cost or market issues, and for excess or obsolete quantities. Goodwill and intangibles with indefinite lives are tested for impairment as of December 31 of each year or more frequently as necessary. The factors that would cause a more frequent test for impairment include, among other things, a significant negative change in the estimated future cash flows of the reporting unit that has goodwill or other intangibles because of an event or a combination of events. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. We review long-lived assets for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified.

Goodwill. The impairment test involves a two-step process. First, a comparison of the fair value of the applicable reporting unit with the aggregate carrying values, including goodwill, is performed. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The second step includes comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill. The reporting unit’s current fair value is substantially in excess of the reporting unit’s carrying value.

We primarily determine the fair value of our reporting units using a discounted cash flow model (“DCF model”), and supplement this with observable valuation multiples for comparable companies, as applicable. The completion of the DCF model requires that we make a number of significant assumptions to produce an estimate of future cash flows. These assumptions include projections of future revenue, costs and working capital changes. In addition, we make assumptions about the estimated cost of capital and other relevant variables, as required, in estimating the fair value of our reporting units. The projections that we use in our DCF model are updated annually and will change over time based on the historical performance and changing business conditions for each of our reporting units. The determination of whether goodwill is impaired involves a significant level of judgment in these assumptions, and changes in our business strategy, or economic or market conditions could significantly impact these judgments. We will continue to monitor market conditions and other factors to determine if interim impairment tests are necessary in future periods. If impairment indicators are present in future periods, the resulting impairment charges could have a material impact on our results of operations.

Trade Names. The fair value for each trade name is estimated based upon management’s estimates using a royalty savings approach, which is based on the principle that, if the business did not own the asset, it would have to license it in order to earn the returns that it was earning. The fair value is calculated based on the present value of the royalty stream that the business was saving by owning the asset. The projections that we use in our model are updated annually and will change over time based on the historical performance and changing business conditions for each of our reporting units. The determination of whether trade names are impaired involves a significant level of judgment in these assumptions, and changes in our business strategy, or economic or market conditions could significantly impact these judgments.

Other Intangibles. Finite-lived intangibles are amortized over their estimated useful lives. Impairment tests for these intangible assets are only performed when a triggering event occurs that indicates that the carrying value of the intangible may not be recoverable based on the undiscounted future cash flows of the intangible. If the carrying amount of the intangible is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on a DCF model.

Inventories. Inventories are valued at the lower of cost or market. Cost is determined on the first in first out basis for all inventories or average cost basis for non-U.S. inventories. Where appropriate, standard cost systems are utilized for purposes of determining cost; the standards are adjusted as necessary to ensure they approximate actual costs. Estimates of inventory value are determined on a product line basis. These estimates are based upon current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories.

We also evaluate inventories on a regular basis to identify inventory on hand that may be obsolete or in excess of current and future projected market demand principally based on historical market demand. For inventory deemed to be obsolete, we provide a reserve on the full value of the inventory. Inventory that is in excess of current and projected use, which is generally defined as inventory quantities in excess of 24 months of historical sales, is adjusted for certain allowances such as new part number introductions and product repacking opportunities.

Revenue Recognition. Sales are recognized when products are shipped or received depending on terms and whether risk of loss has transferred to the customer. We estimate and record provisions for warranty costs, sales returns and other allowances based on experience when sales are recognized. We assess the adequacy of our recorded warranty and sales returns and allowances liabilities on a regular basis and adjusts the recorded amounts as necessary. While management believes that these estimates are reasonable, actual returns and allowances and warranty costs may differ from estimates. Inter-company sales have been eliminated.

Sales Returns and Rebates. The amount of sales returns accrued at the time of sale is estimated on the basis of the history of the customer and the history of products returned. Other factors considered in establishing the accrual include consideration of current economic conditions and changes in trends in returns, as well as adjusting for the impact of extraordinary returns that may result from individual negotiations with a customer in an unusual situation. The level of sales returns are recorded as a reduction of gross sales in our financial statements at the time of sale. In addition, we periodically perform studies to determine a scrap factor to be applied to the returns on a product-by-product basis, since a portion of the goods historically returned by customers have not been in saleable condition. Estimates of returned goods that are not in saleable condition are included in cost of sales.

We customize rebate programs with individual customers. Under certain rebate programs, a customer may earn a rebate that will increase as a percentage of the sale amount based on the achievement of specified sales levels. In order to estimate the amount of a rebate under this type of arrangement, we project the amount of sales that the customer will make over the specified rebate period in order to calculate an overall rebate to be accrued at the time that each sale is made. Gross sales are reduced at the time of sale. These estimates may need to be adjusted based on actual customer purchases compared to the projected purchases. Adjustments to the accrual are made as new information becomes available. In other cases a customer may earn a specific rebate for a specific period of time, based upon the sales of certain product types within the specified timeframe. Rebates are recorded as a reduction of gross sales.

Warranty. Estimated costs related to product warranty are accrued at the time of sale and included in cost of sales. Estimated costs are based upon past warranty claims and sales history. In certain situations the estimated cost of the warranty includes a salvage factor where a portion of the inventory returned proves to be saleable. These costs are then adjusted, as required, to reflect subsequent experience.

Pensions. We have defined benefit plans related to Canadian employees with fair value of assets of approximately $2 million and liabilities of approximately $3 million as of December 31, 2010.

Under the defined benefit plans, annual net periodic expense and benefit liabilities are determined on an actuarial basis. Each year, actual experience is compared to the more significant assumptions used and, if warranted, we make adjustments to the assumptions. Discount rates are based upon an expected benefit payments duration analysis and the equivalent average yield rate for high-quality fixed-income investments. Pension benefits are funded through deposits with trustees and the expected long-term rates of return on fund assets are based upon actual historical returns modified for known changes in the market and any expected changes in investment policy.

Income Taxes. We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect for the year in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for carryforwards. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized. All available evidence, both positive and negative, is considered when determining the need for a valuation allowance. Judgment is used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Accounting for income taxes involves matters that require estimates and the application of judgment. Our income tax estimates are adjusted in light of changing circumstances, such as the progress of tax audits and our evaluation of the realizability of our tax assets.

Contingency Reserves. We have historically been subject to a number of loss exposures, such as environmental claims, product liability and litigation. Establishing loss reserves for these matters requires the use of estimates and judgment with regard to risk exposure and ultimate liability. We expect to estimate losses relating to such contingent liabilities using consistent and appropriate methods. Changes to assumptions we use could materially affect the recorded liabilities.

Restructuring. We define restructuring charges to include costs related to business operation consolidation and exit and disposal activities. In 2005, we announced two restructuring plans: (i) the acquisition restructuring and (ii) the comprehensive restructuring. We have completed the acquisition restructuring and we have substantially completed the comprehensive restructuring. We currently estimate that we will incur in the aggregate approximately $171 million of cash and non-cash restructuring costs for the comprehensive restructuring. With the comprehensive restructuring coming to a close we anticipate from time to time further refinement to the Company through continued restructuring. Establishing a reserve requires the estimate and judgment of management with respect to employee termination benefits, environmental costs and other exit costs. We had a $7 million and $4 million reserve recorded as of December 31, 2009 and 2010, respectively.

Redeemable Preferred Stock Embedded Derivative. The redeemable preferred stock embedded derivative liability is adjusted each quarter based on changes in the estimated fair value of such conversion option and a corresponding realized gain or loss is recorded as a change in fair value of redeemable preferred stock embedded derivative liability in our consolidated statements of operations. We use a binomial option pricing model to estimate the fair value of the conversion option embedded in the Redeemable Preferred Stock. The binomial model utilizes a “decision tree” whereby future movement in our common stock price is estimated based on the volatility factor. The binomial options pricing model requires the development and use of assumptions. These assumptions include the expected volatility of the value of our equity, the expected conversion date, an appropriate risk-free interest rate, and the estimated fair value of our equity. We primarily determine the fair value of our equity by observable valuation multiples for comparable companies (“Market Approach”) and discounted cash flow model (“DCF model”). The Market Approach is a valuation technique whereby the value is calculated based on the prices of actual transactions for similar companies. These observations make it possible to determine the value of our shares since we currently have no active market. The completion of the DCF model requires that we make a number of significant assumptions to produce an estimate of future cash flows. These assumptions include projections of future revenue, costs and working capital changes.

Redeemable Preferred Stock Redemption Value. Since the Redeemable Preferred Stock is currently redeemable we recognize changes in the redemption value immediately as they occur by adjusting the carrying value of the security to equal the redemption value at the end of each reporting period. Changes in the redemption value are charged against retained earnings to the extent available, then are charged to additional paid-in capital thereafter. This method views the end of the reporting period as if it were also the redemption date for the security.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures about Fair Value Measurements.” This update requires additional disclosure within the roll forward of activity for assets and liabilities measured at fair value on a recurring basis, including transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy and the separate presentation of purchases, sales, issuances and settlements of assets and liabilities within Level 3 of the fair value hierarchy. In addition, the update requires enhanced disclosures of the valuation techniques and inputs used in the fair value measurements within Levels 2 and 3. The new disclosure requirements are effective for interim and annual periods beginning after December 15, 2009. We adopted this guidance on disclosures in the first quarter of 2010. There are also additional new disclosure requirements for purchases, sales, issuances and settlements of Level 3 measurements, which are effective for interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-6 did not have a material impact on our consolidated financial statements.

In July 2010, the FASB amended ASC 310, “Receivables,” with ASU 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,” to require additional information related to financing receivables, including loans and trade accounts receivable with contractual maturities exceeding one year. With the exception of disclosures related to activity occurring during a reporting period, which are effective for fiscal years beginning after December 15, 2010, the provisions of this update are effective as of December 31, 2010. We do not expect the effects of adoption to have a material impact on our financial condition, results of operations and disclosures.

BUSINESS

Our Company

We are a global leader in the light and commercial vehicle replacement products and services industry, which also is referred to as the aftermarket. Our extensive aftermarket product offering consists principally of filtration, brake and chassis products. Our filtration products fit heavy and medium duty trucks, light vehicles, equipment in the off-highway market (i.e., construction, mining, forestry and agricultural) and equipment for industrial and marine applications. Our brake and chassis products fit light vehicles and heavy and medium duty trucks. In addition, we provide aftermarket products and distribution services in South America. We believe that the growth of the global aftermarket, from which we derived approximately 98% of our net sales in 2010, is predominantly driven by the size, age and use of the population of vehicles and equipment in operation. We design, manufacture, distribute and market a broad range of aftermarket products in North America, South America, Europe, Asia and Africa and generate sales in over 70 countries. Based on management estimates and certain information from third parties, we believe that we hold the #1 market position in North American aftermarket filtration and brake products and the #2 market positions in North American aftermarket chassis products and Brazilian aftermarket parts distribution by net sales for the year ended December 31, 2010.

Our aftermarket products can be classified into two primary groups:

(1)	Routine maintenance products, such as oil, fuel, air and other filters. The regular replacement cycle for these types of products provides a stable and recurring revenue stream. For example, we estimate that the oil filter will be replaced on an average heavy duty truck eight to ten times each year and on a typical light duty vehicle three to four times each year.

(2)	Wear products that are designed to be replaced occasionally, such as brake and chassis products (e.g., pads, rotors, shoes, drums, shock absorbers, steering and other suspension products). For example, brake pads will be replaced multiple times over the life of a light vehicle and more frequently over the life of a typical severe use or heavy duty truck.

We believe that these are the most attractive product groups of the aftermarket given the higher frequency of replacement for filters and brake products and the historical and expected growth in these product groups due to increasing regulatory and consumer focus on the environmental and safety benefits of these products. Our filtration products and systems are critical to the efficient operations of the engine and passenger air quality, while our brake and chassis products are essential for the safety of the vehicle.

We market our products under a variety of well-known brands, including WIX®, Raybestos®, Nakata®, Brake-Pro®, Filtron™, AIMCO® and McQuay-Norris®. Additionally, we provide private label products to large aftermarket distributors, including NAPA®, CARQUEST® and ACDelco®, as well as co-branded products for Federated and ADN. We believe that we have achieved our leading market positions due to the quality and reputation of our brands and products among professional installers, who are the primary decision makers for the purchase of the products we supply to the aftermarket. Professional installers are highly incentivized to order reliable, well-known aftermarket products when repairing a vehicle because the cost of the products is passed through to the end consumer and, once the repair is made, installers are expected to stand behind their work by replacing any malfunctioning products without charging for the replacement or for the additional labor required. We believe that the reputation of our brands and products for form, fit, function and quality promotes significant demand for our products from these installers and throughout the aftermarket supply chain. Our reputation for reliability has helped us penetrate retailers, such as O’Reilly Auto Parts and AutoZone, whose customers have become increasingly sophisticated about the quality of the products they install in their vehicles.

In addition to servicing the light vehicle population, we sell to medium and heavy duty truck fleets and repair facilities through many of our customers, such as NAPA, CARQUEST, the Alliance and other independent warehouse distributors. We also serve the off-highway market through our large customers and have successfully developed products for new non-vehicle related opportunities in stationary equipment and wind generation applications.

Our principal product areas are described below:

Product Area	Representative Brands	Product Description
Filtration	WIX, Filtron, NAPA, CARQUEST and ecoLAST	Oil, air, fuel, hydraulic and other filters for light, medium and heavy duty on and off-highway vehicle, industrial and marine applications

Brakes	Raybestos, BrakePro, AIMCO, NAPA, CARQUEST and ACDelco	Drums, rotors, calipers, friction and hydraulic components

Distribution – South America	Nakata, Bosch and WIX	Steering, shock absorbers and other suspension and driveline components, brakes, fuel and water pumps and other aftermarket products

Chassis	Raybestos, Nakata, NAPA Chassis, McQuay-Norris and ACDelco	Steering, suspension and driveline components

Our net sales for 2010 were approximately $2.0 billion. The following charts illustrate our net sales by geography and product type for the fiscal year ended December 31, 2010, excluding our Commercial Distribution Europe business unit, which we sold on February 2, 2010.

Corporate History

Affinia Group Holdings Inc. is a Delaware corporation formed on July 6, 2004. On July 8, 2004, Affinia Group Inc., our wholly-owned subsidiary, entered into a stock and asset purchase agreement (as amended, the “Stock and Asset Purchase Agreement”) with Dana to effect the Acquisition. The Stock and Asset Purchase Agreement provided for the acquisition by us of all of the outstanding shares of capital stock of specified subsidiaries and assets consisting primarily of Dana’s automotive aftermarket business operations for a purchase price of approximately $1 billion, consisting of $967 million in cash, a $13 million working capital loan, the Seller Note with an estimated fair value of $50 million upon issuance, and the assumption of specified liabilities related to Dana’s automotive aftermarket business.

Our Industry

According to JD Power, there were a total of one billion light, medium and heavy duty vehicles registered worldwide in 2009. Approximately 259 million, or 25%, of these vehicles were registered in the United States. According to the AAIA, the overall size of the U.S. aftermarket was approximately $274 billion in 2009. We are one of the largest independent participants in the global aftermarket, based on our sales in over 70 countries and offer what we believe is the broadest line within our product categories. To facilitate efficient inventory management and timely vehicle owner customer service, many of our customers and professional installers rely on larger suppliers like us to have full line product offerings, consistent value-added services and timely delivery. There are important advantages to having meaningful size and scale in the aftermarket, including the ability to support significant distribution operations, offer sophisticated supply chain management capabilities and provide a broad line of quality products.

In general, aftermarket industry participants can be categorized into three major groups: (1) manufacturers of parts, (2) distributors of replacement parts (without manufacturing capabilities) and (3) installers, both professional and DIY customers. Distributors purchase products from manufacturers and sell them to wholesale or retail operations, which in turn sell them to installers.

The distribution business is comprised of the (1) traditional, (2) retail and (3) OES channels as illustrated by the chart below.

Typically, professional installers purchase their products through the traditional channel, and DIY customers purchase products through the retail channel. The traditional channel includes such well-known distributors as NAPA, CARQUEST, Federated, the Alliance, Uni-Select and ADN. Through a network of distribution centers, these distributors sell primarily to owned or affiliated stores, which in turn supply professional installers. The retail channel includes merchants such as AutoZone, O’Reilly Auto Parts and Canadian Tire. The OES channel consists primarily of vehicle manufacturers’ service departments at new vehicle dealerships.

We believe that future growth in aftermarket product sales will be driven by the following key factors:

Growth in global vehicle population. JD Power estimates that the world’s total vehicle population in 2009 was approximately 1.0 billion and expects it to continue to grow at a CAGR of 3.2% from 2009 to 2015. In particular, JD Power expects that the total vehicle populations of several key emerging markets will grow significantly over the next several years, as indicated by the forecasted CAGRs in vehicle population from 2009 to 2015 for the following geographic areas:

•	Brazil – 3.0%

•	China – 13.7%

•	Eastern Europe – 2.9%

•	India – 10.2%

Growth in global commercial vehicle population. JD Power estimates that there were approximately 170 million commercial vehicles registered globally in 2009 and expects the commercial vehicle population to continue to grow at a CAGR of 2.9% from 2009 to 2015. In particular, JD Power expects that the U.S. commercial vehicle population will grow at a CAGR of 1.4% from 2009 to 2015 and that the commercial vehicle populations of several key emerging markets will grow significantly over the next several years, as indicated by the forecasted CAGRs in commercial vehicle populations from 2009 to 2015 for the following geographic areas:

•	Brazil – 4.1%

•	China – 6.5%

•	Eastern Europe – 3.6%

•	India – 5.5%

Increase in total miles driven in the United States. In the United States, the total miles driven rose from 2.15 trillion in 1990 to 3.00 trillion in 2010, an increase of approximately 40%. Since 1980, annual miles driven in the United States have increased every year except for 2008, when the combination of a severe recession and high retail fuel prices curtailed driving habits. We expect miles driven in the United States to return to historic growth rates in the future.

Increase in average age of light vehicles in the United States. As of 2009, the average light vehicle age in the United States was 10.2 years, compared to an average of 8.8 years in 1999. As the average light vehicle age continues to rise, we believe that the use of aftermarket products will generally increase as well.

Increase in vehicle related regulation and legislation. Increase in environmental and safety legislation that is being adopted on a global basis has led to an increase in demand for high value filtration and brake products.

Our Competitive Strengths

Leading market positions in our product categories

We are one of the largest suppliers of aftermarket products with leading market positions in all of our primary categories. Based on management estimates and certain information from third parties, we believe that we hold the #1 market position in North American aftermarket filtration and brake products and the #2 market positions in North American aftermarket chassis products and Brazilian aftermarket parts distribution by net sales for the year ended December 31, 2010. We believe that our leading market positions provide us with manufacturing, distribution and marketing economies of scale and global purchasing efficiencies.

Well positioned to capture growth in emerging markets

We expect the aftermarket to grow disproportionately in the emerging markets. Additionally, we expect the vehicle population of Brazil, China, Eastern Europe and India to grow by a CAGR of 7.5% from 2009 to 2015, driven by robust new light vehicle sales and increasing commercial vehicle sales, a large percentage of which are first time vehicle purchases as opposed to replacement of existing vehicles. We have an established, large manufacturing footprint, well-known brands and an efficient distribution system to capitalize on the organic growth of these markets. Revenues in these markets represented approximately 30% of total revenues in 2010 and grew by approximately 115% between 2005 and 2010.

Long-standing customer relationships

Our top ten customers have maintained a relationship with us for an average of approximately 24 years. We have supplied our largest customer, NAPA, for over 40 years and we currently supply them with filtration, brake and chassis products. Similarly, we have supplied brake and filter products to our second largest customer, CARQUEST, for approximately 20 years and were recently awarded their chassis business. We provide our primary customers with an extensive range of services which help build customer loyalty and generate repeat business while differentiating us from our competitors. These services include detailed product catalogs, e-catalogs, technical services, electronic data interchange, direct shipments of products and point-of-sale marketing materials. The depth of our value added services has led to numerous customer awards. Our strong relationships and reputation with customers in the traditional channel have increasingly positioned us to penetrate the retail channel as evidenced by recent business wins at O’Reilly Auto Parts and AutoZone.

Portfolio of highly regarded aftermarket brands

As a result of their reputation for form, fit, function and quality, we believe that our brands are preferred by the most common purchasers of products in the aftermarket (i.e., professional installers and technicians). Our well-known portfolio of brands includes WIX, Raybestos, Nakata, Brake Pro, Filtron, AIMCO and McQuay-Norris. We also provide private label products to large aftermarket distributors, including NAPA, CARQUEST and ACDelco, as well as co-branded offerings for Federated and ADN. We have a historical relationship with NASCAR and in 2010 our Raybestos brand was designated as “The Official Brakes of NASCAR” and our WIX brand is an exclusive NASCAR “Performance Product” in 2010. We believe that through our WIX line of filters, we have the broadest product line offering in the North American aftermarket. We believe that our Raybestos brand brake pads have a reputation for less noise and better performance than our competitors’ products. Approximately 60% of our net sales in 2010 were derived from products we consider to be premium products, which command higher prices due to their reputation for superior quality and performance.

Leading heavy duty filtration platform

We believe that we are among the largest global manufacturers of aftermarket filters for heavy duty applications. We manufacture aftermarket filters for nearly every type of vehicle, including products for light, medium and heavy duty as well as off-highway applications. Our complete portfolio of filters includes oil, air, hydraulic, fuel and cabin air applications. Approximately 60% of our North America filtration net sales in 2010 were for heavy duty and off-highway applications (i.e., construction, mining, forestry and agricultural). These heavy duty and off-highway products require more complex technologies and therefore are priced at three to four times the price of those used in light vehicle products. We believe that our WIX brand of filters has the #1 market position in the commercial vehicle filtration market. We believe that our technical expertise and long, trusted customer relationships allows us to efficiently develop new aftermarket filter products for a variety of end markets, including light and heavy duty vehicles, marine, mass transit, mining and power generation.

Strong reputation for customer support and product breadth

We believe that our emphasis on customer service coupled with the breadth of our product offering are key factors in maintaining our leading market positions. We continuously seek to improve service, order turnaround time, product coverage and order accuracy. Our ability to replenish inventory quickly is important to customers as it enables them to maximize their sales while carrying reduced inventory levels. For these reasons, we ship the vast majority of orders within 24 to 48 hours of receipt.

In addition, we provide many other support features for our customers, such as technical support hot lines, training and electronic systems which interface with customers and conform to aftermarket industry standards. In order to maintain the competitiveness and maximize new sales opportunities of our existing customers, we manufacture and distribute products that fit almost every vehicle on the road. In turn, this has allowed our customers to develop a reputation for carrying the parts their customers need.

Global lower labor cost manufacturing and distribution footprint

Over the last several years, we have shifted a significant portion of our manufacturing and distribution base to lower labor cost countries. In the last six years we have closed or sold 59 facilities in high cost countries (i.e., the United States, Canada and England) and have built or acquired several facilities in lower labor cost countries (i.e., China, India, Mexico and Ukraine). With 68% of our manufacturing capacity in lower labor cost countries, we believe that the restructuring of our manufacturing base has transformed us from a domestic to a global manufacturer.

Accomplished management team

Our operations are led by an experienced management team that has successfully transformed the business over the past five years. Our top nine executives, led by our Chief Executive Officer, Terry R. McCormack, have an average of approximately 24 years in the aftermarket and industrial sectors. These executives have been instrumental in our efforts to shift the manufacturing footprint to lower labor cost, high growth emerging markets while maintaining and enhancing our customer relationships, entering into new markets and positioning us for future growth. Our management team also has completed several successful acquisitions and divestitures. As a result of their efforts, our gross margin has increased from 13.8% for the year ended December 31, 2005 to 20.6% for the year ended December 31, 2010.

Our Business Strategy

Develop relationships with new customers in the retail distribution channel

Historically, we have held a leading position in the traditional channel for filtration, brake and chassis products and have benefited from our strong reputation for quality among the most sophisticated customers (i.e., professional installers and technicians). As retailers expand their target markets to the professional installers, we have been able to maintain our leading position by adding retailers to our customer base. Recently, we have obtained brake and chassis business with AutoZone, the largest automotive aftermarket retailer. We also have been able to obtain new business with O’Reilly Auto Parts after its acquisition of CSK Auto Inc. Management expects to continue leveraging our distribution capabilities and lower labor cost operating base to generate additional opportunities in the retail channel and continue to gain overall market share.

Increase product innovation and expand sales with existing customers in the traditional distribution channel

We are highly focused on enhancing our products for our core customers. We use our expertise in product design and engineering to develop and improve our product coverage with parts that meet or exceed OEM specifications. Examples of our recently introduced products include new filter products that extend the life of engine oil, brakes engineered specifically for use in police fleets and technology that reduces rusting on brake rotors. We also have been successful at expanding our strong relationships with customers by selling them additional products. For example, CARQUEST recently awarded chassis business to us. We will continue to leverage our distribution and customer relationships to sell new products and services. For example, we introduced our new hub bearing product in 2008, we introduced our motorcycle and heavy duty parts in Brazil in 2009 and we introduced new hydraulic filtration products in 2010.

Expand sales in emerging markets

We have made significant investments in emerging markets over the last three years to capitalize on the rapid growth in these regions. This includes the purchase of an 85% controlling interest in Haimeng, one of the world’s largest drum and rotor manufacturing companies, in 2008. Although Haimeng’s brake products are mostly for export to North and South American markets today, we believe that over time an increasing percentage of Haimeng’s products will be manufactured for the Chinese market. We also have recently commenced construction of a filter plant in China which will be used for both export and domestic Chinese consumption. Over the past three years, we have opened new filtration manufacturing locations in Ukraine and Mexico as well as a new heavy duty friction and light vehicle brake shoe manufacturing operation in Mexico. In 2010, we expanded our filtration manufacturing capacity and capabilities in Brazil to sell into the domestic market. We are in the process of expanding our distribution capabilities with two new branches and a new warehouse in Brazil and starting a new filtration operation in China, which we expect to be operational in the first half of 2011 to sell into the domestic market and export product globally.

Grow presence in the commercial vehicle, industrial and marine aftermarket

We derived approximately 50% of our 2010 filtration revenues from the premium heavy duty equipment market, which includes on-highway trucks, construction equipment, agricultural equipment, industrial equipment and severe service vehicles. We believe that these products enjoy growth rates well in excess of gross domestic product given the increased focus on emissions coupled with the growing importance of fuel efficiency (as diesel fuel costs have increased by approximately 35% from December 2005 to December 2010). We also have expanded our product line in filtration, including the introduction of new hydraulic filtration products.

To further capitalize on the growth in the heavy duty market, we purchased the BrakePro product line in 2007. This acquisition positioned us as a manufacturer of brake block for the commercial vehicle market including bus, refuse, heavy hauling and other vehicles. We believe that this product market also enjoys growth rates in excess of the overall economy.

Capitalize on favorable aftermarket trends

We are focused on expanding our product lines and solidifying our position as a leading provider of aftermarket filtration, brake and chassis products in order to capitalize on several trends that are likely to positively affect growth and profitability in the aftermarket. For example, the AAIA expected the U.S. aftermarket to grow by 3.8% in 2010, 3.4% in 2011 and 3.6% in 2012, due to pent up demand developed in 2008 and 2009. According to the AAIA, the CAGR for the U.S. aftermarket size during the ten-year period from 1999 through 2009 was 2.8%. From 1999 to 2009, the size of the U.S. vehicle population grew 1.9% per annum, despite the volatility in U.S. new vehicle sales, which experienced annual declines in seven years during the same period. Based on AAIA data, the markets for our primary products are expected to grow at higher rates than the overall aftermarket due to the fact that our maintenance and wear replacement markets are less affected by the increasing durability of vehicles.

Focus on operating efficiency and cash flow generation

Since 2005 we have lowered our manufacturing and distribution costs by approximately $98 million, thereby improving our return on assets and free cash flow. During that time we have rationalized and consolidated many of our facilities and have shifted production to lower labor cost countries. The majority of our product offerings are produced via light-intensity manufacturing processes, which avoid material capital expenditure requirements for individual pieces of production equipment. We believe that our focus on operating cost savings and achieving a high return on assets, combined with our relatively low capital expenditure requirements, will allow us to continue generating significant free cash flow in the future. As a result of this focus, our operating margin grew from 0.5% for the year ended December 31, 2005 to 6.0% for the year ended December 31, 2010.

Pursue opportunistic acquisitions and joint ventures

We intend to continue to analyze and pursue acquisition opportunities and joint ventures where we believe that we can add value and realize synergies by improving operating results through application of our processes, as demonstrated in our existing businesses. Our acquisition strategy also is focused on expanding into new geographic markets and providing products that fit well within our existing distribution channels. For example, over the past four years, we have acquired the BrakePro product line and an 85% controlling interest in Haimeng, which has the capacity to produce 16 million rotors per annum, and also entered into a joint venture with MAT Holdings Inc. and we subsequently acquired 100% of the joint venture company, Affinia India Private Limited. During December 2010, we acquired substantially all the assets of NAPD, which designed and engineered chassis products.

Products

Filtration Products. We are a leading designer, manufacturer, marketer and distributor of a broad range of filtration products for the aftermarket and we are one of the few aftermarket suppliers of both heavy duty and light duty filters. Our filtration business includes manufacturing operations in Europe and South America. Our filtration product lines include oil, air, fuel, hydraulic and other filters for light, medium and heavy duty on and off-highway vehicle, industrial and marine applications.

The following chart summarizes a few of our key filter products:

Oil Filters	An oil filter traps particles and dirt that might otherwise damage the bearings and rings of a vehicle’s engine. A build-up of particulates inside an oil filter can also slow oil flow to the bearings, camshaft and upper valve train components and allow unfiltered oil, possibly containing contaminants, to enter the oil stream and cause accelerated wear on the engine. Oil filters should be changed every time the oil is changed or every 3,000 miles, or more frequently if the vehicle is driven on dusty gravel roads.

Air Filters	A vehicle’s air filter traps particles that could otherwise reduce engine performance. A clogged air filter may restrict air flow into the engine, resulting to a shift away from the optimum air to fuel ratio for combustion, and thus reducing gas mileage. Air filters should be replaced every 30,000 to 60,000 miles, depending on the conditions under which the vehicle is driven.

Fuel Filters	A vehicle’s fuel filter prevents sediment and rust particles sized three microns or larger from entering and blocking the fuel injector. A clogged fuel filter may restrict fuel flow to the engine, resulting in a loss of fuel pressure and horsepower. Fuel filters should be replaced for preventative maintenance every two to three years or 30,000 miles, or any time a fuel restriction is suspected.

Brake Products. We are a leading designer, manufacturer, marketer and distributor of a broad range of brake products for the aftermarket. We have an extensive offering of high quality, premium brake products. Our brake products include master cylinders, wheel cylinders, hardware and hydraulics, drums, shoes, linings, bonded/riveted segments, rotors, brake pads, calipers and castings.

Commercial Distribution South America Products. We manufacture and/or distribute products in Brazil, Argentina, Uruguay and Venezuela, including fuel and water pumps, universal joint kits, axle sets, shocks, steering, filtration products, brake products, suspension parts and other aftermarket products.

Chassis Products. We are a leading designer, manufacturer, marketer and distributor of a broad range of chassis products for the aftermarket. Our chassis products include steering, suspension and driveline products such as ball joints, tie rods, Pitman arms, idler arms, drag links, control arms, center links, stabilizers and other related parts.

Customers

Sales Channels and Customers

We distribute our products across several sales channels, including traditional, retail and OES channels. Approximately 27% and 8% of our 2010 net sales from continuing operations were derived from our two largest customers, NAPA and CARQUEST, respectively. See “Risk Factors—Risks Relating to Our Industry and Our Business—Our Business would be materially and adversely affected if we lost any of our larger customers.” During 2010, we derived approximately 58% of our net sales from the United States and approximately 42% of our net sales from other countries.

We have maintained long-standing relationships with many of our top customers. Some of our most significant customers include NAPA, CARQUEST, ADN, ACDelco, Federated, ADN, Uni-Select, Les Schwab, the Alliance and O’Reilly Auto Parts, each of which is a key player in the aftermarket.

The following table provides a description of the primary sales channels to which we supply our products:

Primary Sales Channels	Description	Customers
Traditional	Warehouses and distribution centers that supply local distribution outlets, which sell to professional installers.	NAPA, CARQUEST, Federated, ADN, the Alliance and Uni-Select

Retail	Retail stores, including national chains that sell replacement parts directly to consumers (the DIY market) and to some professional installers.	O’Reilly Auto Parts and AutoZone

OES	Vehicle manufacturers and service departments at vehicle dealerships.	ACDelco, Robert Bosch, TRW Automotive and Chrysler

The traditional channel is important to us because it is the primary source of products for professional installers. We believe that the quality and reputation of our brands for form, fit, and function promotes significant demand for our products from these installers and throughout the aftermarket supply chain. We have many long-standing relationships with leading distributors in the traditional channel such as NAPA and CARQUEST, for whom we have manufactured products for approximately 40 and 20 years, respectively.

As retailers become increasingly focused on consolidating their supplier base, we believe that our broad product offering, product quality, sales and marketing support and customer service capabilities make us more valuable to these customers.

Recently, automobile dealerships have begun providing “all-makes” service whereby dealers will service a vehicle even if they do not sell the make or model being serviced. These dealerships can choose to purchase competitive components from aftermarket suppliers. We believe the volumes generated by OES customers, especially in brakes, may provide an opportunity for sales growth.

Substantially all of the orders on hand at December 31, 2010 are expected to be filled during 2011. We do not view our backlog as being insufficient, excessive or problematic or a significant indication of 2011 sales.

Customer Support

We believe that our emphasis on customer support has been a key factor in maintaining our leading market positions. We continuously seek to improve service, order turnaround time, product coverage and order accuracy. Our ability to replenish inventory quickly is important to customers as it enables them to maximize their sales while carrying reduced inventory levels. For these reasons, we ship the vast majority of orders within 24 to 48 hours of receipt.

In order to maintain the competitiveness of our existing customers and maximize new sales opportunities, we have extensive product coverage. In turn, this has allowed our customers to develop a reputation for carrying the parts their customers need, especially for newer vehicles for which warranties may not have expired and aftermarket parts are not generally available.

In addition, as the aftermarket becomes more electronically integrated, customers often prefer to receive their application information electronically as well as in print form. We provide both printed and electronic catalog media. We also provide products which are problem solvers for professional installers, such as alignment products that allow installers to properly align a vehicle, even though the vehicle was not equipped with adjustment features. We provide many other support features, such as technical support hot lines and training and electronic systems which interface with customers and conform to aftermarket industry standards.

Intellectual Property

We strategically manage our portfolio of patents, trade secrets, copyrights, trademarks and other intellectual property.

As of December 31, 2010, we maintain and have pending in excess of 250 patents and patent applications on a worldwide basis. These patents expire over various periods up to the year 2030. We do not materially rely on any single patent or group of patents. In addition, we believe that the expiration of any single patent or group of patents will not materially affect our business. We have proprietary trade secrets, technology, know-how, processes and other intellectual property rights that are not registered.

Trademarks are important to our business activities. We have a robust worldwide program of trademark registration and enforcement to maintain and strengthen the value of the trademarks and prevent the unauthorized use of our trademarks. The Raybestos and WIX trade names are highly recognizable to the public and are valuable assets. Additionally, we use numerous other trademarks which are registered worldwide or for which we claim common law rights. As of December 31, 2010, we had in excess of 750 active trademark registrations and applications worldwide.

Raw Materials and Manufactured Components

We use a broad range of manufactured components and raw materials in our products, including steel, steel-related components, filtration media, aluminum, brass, iron, rubber, resins, plastics, paper and packaging materials. We purchase raw materials from a wide variety of domestic and international suppliers, and we have not, in recent years, experienced any significant shortages of these items and normally do not carry inventories of these items in excess of those reasonably required to meet our production and shipping schedule. Raw materials comprise the largest component of our manufactured goods cost structure.

With our commitment to globalization, we are subject to increases in freight costs due to increased oil prices. During 2010, oil prices increased in comparison to the prior year. The increase in oil prices during 2010 increased our container costs from Asia, which mainly affected our brake product operations. Steel prices increased in 2010, which caused certain of our manufactured and purchased parts costs to increase. Commodity prices for pulp increased in 2010, which increased our costs of packaging and filtration media in 2010. We will continue to review our purchasing and sourcing strategies for opportunities to reduce costs.

Seasonality

In a typical year, we build inventory during the first and second quarters to accommodate our peak sales during the second and third quarters. Our working capital requirements therefore tend to be highest from March through August. In periods of weak sales, inventory can increase beyond typical levels, as our product delivery lead times are less than two days while certain components we purchase from overseas require lead times of approximately 90 days.

Competition

The light duty filter aftermarket is comprised of several large U.S. manufacturers that compete with us, including United Components, Inc. under the brand name Champ, Honeywell International Inc. under the brand name FRAM and Purolator Filters NA LLC under the brand name Purolator, along with several international light duty filter suppliers. The heavy duty filter aftermarket is comprised of several manufacturers that compete with us, including Cummins, Inc. under the brand name Fleetguard, CLARCOR Inc. under the brand name Baldwin and Donaldson Company Inc. under the brand name Donaldson. The brake aftermarket is comprised of several large manufacturers that compete with us, including Federal Mogul Corp. under the brand name Wagner, Honeywell International Inc. under the brand name Bendix and Cardone Industries, Inc. under the brand name A1 Cardone. The chassis aftermarket is comprised primarily of one large U.S. manufacturer that competes with us, Federal Mogul Corp. under the brand name Moog, along with some international chassis suppliers. The Commercial Distribution South America products competitors include, Dpk Distribuidora de Pecas, Ltda, Pacaembu Autopeças, Polipeças Comercial e Importadora Ltda and Comdip Comercial Distribuidora de Peças Ltda. We compete on, among other things, quality, price, service, brand reputation, delivery, technology and product offerings.

Employees

As of December 31, 2010, we had 11,835 employees, of whom 6,041 were employed in North America, 2,976 were employed in Asia, 1,650 were employed in South America and 1,168 were employed in Europe. Approximately 22% of our employees are salaried and the remaining approximately 78% of our employees are hourly. As of December 31, 2010, approximately 3% of our 4,350 U.S. employees and approximately 2% of our 246 Canadian employees were represented by unions. We consider our relations with our employees to be good.

The U.S. collective bargaining agreement covers approximately 139 employees and expires in October 2011. The Canadian collective bargaining agreement covers approximately 5 employees and expires in March 2013.

Environmental Matters

We are subject to a variety of federal, state, local and foreign environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the emission of noise and odors, the management and disposal of hazardous substances or wastes, the clean-up of contaminated sites and human health and safety. Some of our operations require environmental permits and controls to prevent or reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities. Contamination has been discovered at certain of our owned properties, which is currently being monitored and/or remediated. We are not aware of any contaminated sites which we believe will result in material liabilities; however, the discovery of additional remedial obligations at these or other sites could result in significant liabilities. ASC Topic 410, “Asset Retirement and Environmental Obligations,” requires that a liability for the fair value of an ARO be recognized in the period in which it is incurred if it can be reasonably estimated, with the offsetting associated asset retirement costs capitalized as part of the carrying amount of the long-lived asset.

In addition, many of our current and former facilities are located on properties with long histories of industrial or commercial operations. Because some environmental laws can impose liability for the entire cost of clean-up upon any of the current or former owners or operators, regardless of fault, we could become liable for investigating or remediating contamination at these properties if contamination requiring such activities is discovered in the future. We have incurred environmental remediation costs associated with the comprehensive restructuring and the acquisition restructuring.

We are also subject to the U.S. Occupational Safety and Health Act and similar state and foreign laws regarding worker safety. We believe that we are in substantial compliance with all applicable environmental, health and safety laws and regulations. Historically, our costs of achieving and maintaining compliance with environmental and health and safety requirements have not been material to our operations.

Properties

Our principal executive offices are located in Ann Arbor, Michigan; our operations include numerous manufacturing, research and development and warehousing facilities as well as offices. The table below summarizes the number of facilities by geographical region for our manufacturing, distribution and warehouse and other facilities (excluding the Commercial Distribution Europe business unit).

	Manufacturing Facilities	Distribution and Warehouse Facilities	Other Facilities
United States	6	13	10
Canada	1	1	1
Mexico	5	2	2
Europe	2	1	3
South America	4	23	4
Asia	3	1	3

Total	21	41	23

The other facilities around the globe include six facilities that have been closed as part of our restructuring programs, ten sales and administration offices, four under construction facilities, one research and development facility and two non-operational storage sites. Approximately 52% of our principal manufacturing facilities are brake production facilities, approximately 29% are filtration production facilities, approximately 5% are chassis production facilities and approximately 14% relates to other production facilities. Of the total number of principal manufacturing facilities, approximately 76% of such facilities are owned and approximately 24% are leased. The table above excludes the Commercial Distribution Europe segment that we sold on February 2, 2010, which included four manufacturing facilities, 16 distribution and warehouse facilities and one other facility.

Legal Proceedings

Various claims, lawsuits and administrative proceedings are pending or threatened against us and our subsidiaries, arising from the ordinary course of business with respect to commercial, intellectual property, product liability and environmental matters. We believe that the ultimate resolution of the foregoing matters will not have a material effect on our financial condition or results of operations.

On March 31, 2008, a class action lawsuit was filed by S&E Quick Lube Distributors, Inc. of Utah against several auto parts manufacturers for allegedly conspiring to fix prices for replacement oil, air, fuel and transmission filters. Several auto parts companies are named as defendants, including Champion Laboratories, Inc., Purolator Filters NA LLC, Honeywell International Inc., Cummins Filtration Inc., Donaldson Company, Baldwin Filters Inc., Bosch USA., Mann + Hummel USA Inc., ArvinMeritor Inc., United Components Inc. and Wix Filtration Corp LLC (“Wix Filtration”), one of our subsidiaries. The lawsuit is currently pending as a consolidated Multi-District Litigation (“MDL”) Proceeding in Chicago, IL because of multiple “tag-along” filings in several jurisdictions. Two suits have also been filed in the Canadian provinces of Ontario and Quebec. Wix Filtration, along with other named defendants, has filed various motions to dismiss plaintiffs’ complaints, which were denied by the court in December 2009. Several defendants, including Wix Filtration, have refiled motions to dismiss based upon plaintiffs’ most recent amended complaint. The court denied those motions in September 2010. Discovery in the action continues. Despite the U.S. Department of Justice closing its investigation in this matter, the State of Washington Attorney General has also issued Civil Investigative Demands to all defendants. We believe that Wix Filtration did not have significant sales in this particular market at the relevant time periods so we do not expect the lawsuit to have a material adverse effect on our financial condition or results of operations. We intend to vigorously defend this matter.

DPH Holdings Corp., a successor to Delphi Corporation and certain of its affiliates (“Delphi”), served Affinia and certain of our other subsidiaries with a complaint to avoid over $17 million in allegedly preferential transfers, substantially all of which relate to allegedly preferential transfers involving our non-U.S. subsidiaries. On February 4, 2011, we settled with Delphi for $0.1 million.

We have various accruals for civil liability, including product liability, and other costs. If there is a range of equally probable outcomes, we accrue at the lower end of the range. The Company had $1 million and $2 million accrued as of December 31, 2009 and December 31, 2010, respectively. There are no recoveries expected from third parties.

MANAGEMENT

Set forth below is certain information concerning the individuals serving as our executive officers and members of our Board, including their ages as of April 13, 2011.

Name	Age	Position
Terry R. McCormack	60	President, Chief Executive Officer and Director
Thomas H. Madden	61	Senior Vice President and Chief Financial Officer
H. David Overbeeke	49	President, Global Brake & Chassis Group
Keith A. Wilson	49	President, Global Filtration Group
Jorge C. Schertel	59	President, Affinia Group S.A.
Steven E. Keller	52	Senior Vice President, General Counsel and Secretary
Timothy J. Zorn	58	Vice President, Human Resources
Patrick M. Manning	38	Vice President, Business Development
Kathleen G. Mehall	59	Vice President, Information Technology
William M. Lasky	63	Director
James S. McElya	63	Director
Donald J. Morrison	50	Director
Joseph A. Onorato	62	Director
Joseph E. Parzick	56	Director
John M. Riess	69	Director
James A. Stern	60	Director

Terry R. McCormack has served as our President, Chief Executive Officer and a Director on our Board since December 1, 2004. He held a variety of positions at Dana from 1974 through July 2000, when he was named President of Dana’s Aftermarket Group, a position he held until November 30, 2004. Mr. McCormack holds a B.S. degree in Psychology from Ball State University. He has completed the Harvard Advanced Management Program. Mr. McCormack serves as Chairman of the board of directors of MEMA. He is also a member of the Automotive Presidents’ Group. Mr. McCormack formerly served on the boards of the University of North Carolina at Charlotte’s Belk College School of Business and Blue Persuasion, a non-profit organization.

Thomas H. Madden has served as our Senior Vice President and Chief Financial Officer since January 1, 2007. Mr. Madden previously served as our Vice President and Chief Financial Officer from December 1, 2004 until December 31, 2006. Mr. Madden formerly served as Vice President and Group Controller for the Aftermarket Group of Dana since 1998. He earned a B.B.A. in Accounting from the University of Toledo. He also attended the University of Michigan Executive Business School.

H. David Overbeeke has served as our President, Global Brake & Chassis Group since July 14, 2008, having previously served as a Director of Affinia Group Inc. from April 1, 2008 until July 13, 2008. From April 2006 until February 2010 Mr. Overbeeke served as Operating Advisor for Oak Hill Capital Partners, a private equity firm and prior to that he spent over 20 years with General Electric (“GE”) in various roles including Executive Vice President and CIO Digital Media of NBC Universal, and General Manager of Fleet Operations at GE Aviation until departing GE in December, 2005. Mr. Overbeeke earned a BSe degree in Mechanical Engineering with a minor in Business from the University of Waterloo. Mr. Overbeeke serves on the board of directors of Wilton Re, a life reinsurance company, Torque Medical Holdings, Inc. and Torque Medical, LLC, where he is also Chairman of the compensation committee. Mr. Overbeeke formerly served on the board of directors of Republic National Cabinet Corporation.

Keith A. Wilson has served as our President, Global Filtration Group since January 1, 2008, having previously served as President, Under Hood Group from January 1, 2007 until December 31, 2007. Mr. Wilson served as Vice President and General Manager of Under Hood Group of Affinia Group Inc. from December 1, 2004 until December 31, 2006. Prior to that, Mr. Wilson had served as Vice President and division manager of Wix Filtration Products Division of Dana. Mr. Wilson earned a B.A. in Marketing and Management from Ball

State University and he is a graduate of Dana’s M.B.A. Program. He also served as Chairman of Dana’s Global Environmental Health & Safety Advisory Council.

Jorge C. Schertel has served as our President, Affinia Group S.A. since January 1, 2011, having previously served as our Vice President, Commercial Distribution, South America from January 1, 2008 until December 31, 2010. Mr. Schertel served as our Vice President and General Manager South America from June 1, 2006 to December 31, 2007 and from December 1, 2004 to May 31, 2006 as our Vice President and General Manager Brazil. Mr. Schertel earned a B.A. in Business Administration from PUC-RGS, Brazil. He also attended the Executive Management Program at Penn State University and the Executive Development Program at the University of Michigan Business School. Mr. Schertel serves on the Council Director of SINDIPECAS (Brazilian Association for Autoparts Manufacturers).

Steven E. Keller has served as our Senior Vice President, General Counsel and Secretary since January 1, 2007. Mr. Keller served as our General Counsel and Secretary from December 1, 2004 until December 31, 2006. Prior to that, Mr. Keller served as Managing Attorney and a member of the Dana Law Department’s Operating Committee. Mr. Keller earned a B.A. in Financial Administration from Michigan State University and a J.D. from the Marshall-Wythe School of Law at the College of William and Mary. He also attended the University of Michigan Executive Business School. He is a member of the Virginia Bar.

Timothy J. Zorn has served as our Vice President, Human Resources since December 1, 2004. Mr. Zorn held the same position with the Aftermarket Group of Dana from May 16, 2003 until November 30, 2004 and was previously the Human Resources Manager of Dana’s Wix division from May 1999 until May 2003. Mr. Zorn earned his B.A. in Economics from Ohio Wesleyan University. He is a certified Senior Professional Human Resources and has served terms on the boards of directors of several charitable and educational organizations.

Patrick M. Manning has served as our Vice President, Business Development since January 1, 2009. Mr. Manning previously served as our Director, Business Development from December 1, 2004 until December 31, 2008. Mr. Manning was a Manager of Corporate Development in 2003 and Director of Business Development in 2004 at Dana. Mr. Manning earned a B.S. in Industrial Engineering from the University of Pittsburgh and an M.B.A. from Southern Connecticut State University.

Kathleen G. Mehall was recently announced as our Vice President, Information Technology. Mrs. Mehall previously worked as an independent information technology consultant in 2010, and also served as Vice President of Technology for Urban Science from 2008 until 2009. Prior to that, Mrs. Mehall served as Vice President and CIO Corporate Services for General Motors Acceptance Corporation from 2006 to 2008 and Director of CIO Planning for General Motors from 2004 to 2006. Mrs. Mehall earned a B.S. in Computer Science from Pennsylvania State University.

William M. Lasky has served as a director on our Board since January 1, 2011. Mr. Lasky is currently Chairman of the Board of Accuride Corporation. He has served as a member of Accuride Corporation’s Board of Directors since 2007 and as Chairman since 2009. In addition to his board service, Mr. Lasky served as President and Chief Executive Officer of Accuride Corporation from September 2008 until February 2011. Mr. Lasky is also Chairman of the Board for Stoneridge, Inc. Previously, he served as Chairman, President & Chief Executive Officer of JLG Industries and spent much of his career with Dana Corporation. Mr. Lasky is a graduate of both Norwich University and Harvard Business School. He has served in the United States Army as a Pilot Captain and is a member of the Board of Trustees for Norwich University.

James S. McElya has served as a director on our Board since January 1, 2011. Mr. McElya is currently Chairman and Chief Executive Officer of Cooper Standard Holdings Inc. and its principal operating company, Cooper Standard Automotive. Cooper Standard filed for protection under Chapter 11 of the United States Bankruptcy Code in August 2009 and emerged from the Chapter 11 proceedings in May 2010. Previously, he had served as Corporate Vice President of Cooper Tire & Rubber Company, the parent company of Cooper Standard, until 2004. Mr. McElya has also served as President of Siebe Automotive Worldwide and over a 22-year period held various senior management positions with Handy & Harman. Mr. McElya is a past chairman of the Motor Equipment Manufacturers Association (MEMA) and Original Equipment Supplier Association (OESA).

Donald J. Morrison has served as a Director on our Board since December 1, 2004. Mr. Morrison is a Senior Managing Director with OMERS Private Equity, which makes private equity investments on behalf of OMERS, one of Canada’s largest pension funds. Before joining OMERS, Mr. Morrison spent over ten years with PricewaterhouseCoopers LLP in Corporate Finance focusing on restructurings and turnarounds and eight years as Senior Vice President and member of the Senior Management Investment Committee with one of Canada’s largest venture capital funds originating and structuring expansion and buyout investments. Mr. Morrison has served on the boards of directors of over 20 public and private companies. Mr. Morrison earned a B. Commerce degree from the University of Toronto, is a Chartered Accountant, Chartered Insolvency and Restructuring Practitioner, and a Chartered Director.

Joseph A. Onorato has served as a Director on our Board since December 1, 2004. Mr. Onorato also serves as Chairman of the Audit Committee of our Board. Mr. Onorato was Chief Financial Officer of Echlin, Inc., where he spent 19 years. He served as Treasurer from 1990 to 1994, as Vice President and Treasurer from 1994 to 1997 and as Vice President and Chief Financial Officer from 1997 until the company was acquired by Dana in July 1998. Mr. Onorato served as Senior Vice President and Chief Financial Officer for the Aftermarket Group of Dana from July 1998 until his retirement in September 2000. Mr. Onorato previously worked for PricewaterhouseCoopers LLP. Mr. Onorato also serves on the board of directors of Mohawk Industries Inc.

Joseph E. Parzick has served as a Director on our Board since August 12, 2008. Mr. Parzick also serves as Chairman of the Nominating Committee of our Board. Mr. Parzick is the Managing Partner of the Torque Capital Group LLC which he co-founded in 2011. From June 2003 until December 2010 he was a Managing Director of Cypress Advisors, Inc. Prior to joining Cypress, he spent the previous four years as a Managing Director in Morgan Stanley’s financial sponsor group. Immediately prior to that, he was a professional employee of EXOR America Inc., a merchant banking affiliate of the Agnelli Group and Lehman Brothers, where he was a Managing Director and co-head of the financial sponsors group. He earned a Bachelors of Science degree from the University of Virginia and an M.B.A. from the University of Pennsylvania’s Wharton School. Mr. Parzick also serves on the boards of directors of Financial Guaranty Insurance Company, Republic National Cabinet Group, and Q.bel Foods, LLC, and is Chairman of the board of directors of Torque Medical Holdings, Inc. and Torque Medical, LLC. Mr. Parzick formerly served on the boards of Danka Business Systems PLC and Stone Canyon Entertainment Corporation.

John M. Riess has served as a Director on our Board since December 1, 2004. Mr. Riess was elected Lead Director on December 2, 2010. He formerly served as Chairman and Chief Executive Officer of Breed Technologies, Inc. from 2000 to 2003 when he retired. Prior to this, Mr. Riess held various management and executive positions within the Gates Rubber Company, serving as Chairman of the Board of Directors and Chief Executive Officer from 1997 to 1999. Mr. Riess also serves on the board of directors of Formed Fiber Technologies, Inc. where he is Chairman of the audit committee and a member of the compensation committee. He formerly served as chairman of the board of directors of Breed Technologies, Inc.

James A. Stern has served as a Director on our Board since December 1, 2004. On December 2, 2010, Mr. Stern was elected Chairman of our Board. Mr. Stern also serves as Chairman of the Compensation Committee of our Board. Mr. Stern is Chairman and Chief Executive Officer of Cypress, a position he has held since 1994. Mr. Stern headed Lehman Brothers’ Merchant Banking Group before leaving that firm to help found Cypress. During his 20-year tenure with Lehman, he held senior management positions where he was responsible for the high yield and primary capital markets groups. He also served as co-head of investment banking and was a member of Lehman’s operating committee. Before graduating from Harvard Business School, Mr. Stern earned a B.S. from Tufts University, where he is Chairman of the Board of Trustees. Mr. Stern formerly served on the boards of Lear Corporation, AMTROL, Inc., Med Pointe, Inc., and Cooper-Standard Automotive Inc.

Board Composition and Director Qualifications

Our Board currently consists and following the completion of this offering will consist of eight directors, five of whom are independent. Mr. Lasky, Mr. McElya, Mr. Morrison, Mr. Onorato and Mr. Riess qualify as independent directors under the corporate governance standards of The New York Stock Exchange.

The Board seeks to ensure that it is composed of members whose particular experience, qualifications, attributes and skills, when taken together, will allow the Board to satisfy its oversight responsibilities effectively. In that regard, the Nominating Committee is responsible for recommending candidates for all directorships to be filled by the Board. In identifying candidates for membership on the Board, the Nominating Committee takes into account (1) minimum individual qualifications, such as high ethical standards, integrity, maturity, careful judgment, industry knowledge or experience and an ability to work collegially with the other members of the Board and (2) all other factors that it considers appropriate, including alignment with our stockholders, especially Cypress, OMERS and others.

When considering whether the Board’s directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of Company’s business and structure, the Board focused primarily on the information discussed in each of the Board members’ or nominees’ biographical information set forth above.

Each of the Company’s directors possesses high ethical standards, acts with integrity and exercises careful, mature judgment. Each is committed to employing his skills and abilities to aid the long-term interests of the stakeholders of the Company. In addition, our directors are knowledgeable and experienced in one or more business endeavors which further qualifies them for service as members of the Board.

Each of Messrs. Stern, Parzick and Morrison possesses experience as a private equity investor in owning and managing enterprises like the Company and is familiar with corporate finance, strategic business planning activities and issues involving stakeholders more generally. In particular, Mr. Stern has significant experience in high yield and primary capital markets activities, having served as Chairman and Chief Executive Officer of Cypress since 1994 and as the head of Lehman Brothers’ Merchant Banking Group prior to 1994. Mr. Parzick has significant experience in management, having been involved in numerous investments as a managing director of Cypress from 2003 to 2011. Mr. Morrison has significant experience in accounting and management, having spent over ten years with PricewaterhouseCoopers LLP in corporate finance focusing on restructurings and turnarounds and having served on the boards of directors of over 20 public and private companies.

Each of Messrs. Lasky, McElya, Onorato, Reiss and McCormack possesses substantial expertise in advising and managing companies related to the aftermarket replacement parts industry. Mr. Onorato has significant experience in finance and accounting within the aftermarket industry, having served as Senior Vice President and Chief Financial Officer for the Aftermarket Group at Dana Corporation from 1998 to 2000 and prior to that as an officer at Echlin Inc., in financial positions of increasing responsibility over 19 years, including as Chief Financial Officer. Mr. Riess has extensive business experience in the aftermarket replacement parts industry and has experience in management, having served as Chairman and Chief Executive Officer of Breed Technologies, Inc. and Gates Rubber Company. Mr. McCormack has extensive knowledge of our business and the aftermarket replacement parts industry generally, having served as President and Chief Executive Officer of the Company since 2004 with responsibility for the day-to-day oversight of the Company’s business operations. Mr. Lasky has extensive business experience in the manufacturing industry and in the aftermarket replacement parts industry, having served in management roles in our filtration business when it was owned by Dana, as well as substantial experience in management having served as Chairman and Chief Executive Officer of both Accuride Corporation and JLG Industries. Mr. McElya has substantial manufacturing experience and experience in management, having served as Chairman and Chief Executive Officer of Cooper Standard Holdings Inc. and in management positions of increasing responsibility over his prior career.

In connection with this offering, we expect to enter into an amended and restated stockholders’ agreement with certain of our existing stockholders (the “Stockholders’ Agreement”) that will provide, among other things, that our Board shall be comprised of no less than seven and no more than 11 members upon completion of this offering and that certain of our stockholders will have the right to designate director nominees to our Board, subject to their election by our stockholders at the annual meeting, as follows:

•

Cypress will have the right to nominate to our Board such number of director designees as reflects its beneficial ownership of the then outstanding shares of our common stock on a fully-diluted basis. For example, if Cypress beneficially owns 33% of the then outstanding shares of our common stock on a fully-diluted basis, it will have the right to designate 33% of the total number of nominees for director comprising our Board at such time. In addition, so long as Cypress beneficially owns at least 10% of the outstanding shares of our common stock on a fully-diluted basis it will have the right to designate a minimum of two nominees for director. Any fractional amount that results from determining the percentage of the total number of directors will be rounded up to the nearest whole number if such fractional amount is greater than or equal to 0.5 and will be rounded down to the nearest whole number if such fractional amount is less than 0.5 (for example, if the applicable percentage would result in 2.3 directors, Cypress will have the right to designate 2 nominees for director); and

•	OMERS will have the right to nominate to our Board one director so long as it beneficially owns at least 10% of the then outstanding shares of our common stock on a fully-diluted basis.

Board Committees

Audit Committee

We have an Audit Committee, consisting of Mr. Onorato, Mr. Lasky, Mr. Morrison and Mr. Riess. Mr. Onorato, Mr. Lasky and Mr. Riess qualify as independent directors under the corporate governance standards of The New York Stock Exchange and the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). Mr. Onorato, the chairman of our Audit Committee, is our “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K. Although Mr. Morrison qualifies as an independent director under the corporate governance standards of The New York Stock Exchange, Mr. Morrison currently fails to meet the independence requirements of Rule 10A-3 of the Exchange Act, and if such failure continues, Mr. Morrison will step down from the Audit Committee within one year of the completion of this offering so that all of our Audit Committee members will be independent under the corporate governance standards of The New York Stock Exchange and the independence requirements of Rule 10A-3 of the Exchange Act.

The purpose of the Audit Committee is to assist our Board in overseeing and monitoring: (1) the quality and integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) our independent registered public accounting firm’s qualifications and independence; (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.

The written charter for the Audit Committee is available on our website.

Compensation Committee

We have a Compensation Committee, consisting of Mr. Stern (Chairman), Mr. Riess, Mr. Onorato and Mr. McElya. Mr. Onorato, Mr. Riess and Mr. McElya qualify as independent directors under the corporate governance standards of The New York Stock Exchange. In addition, Mr. Onorato, Mr. McElya and Mr. Riess qualify as “non-employee directors” for purposes of Rule 16b-3 of the Exchange Act and as “outside directors” for purposes of Section 162(m) of the Code. We expect a new independent member to replace Mr. Stern within one year of the completion of this offering so that all of our Compensation Committee members will be independent under the corporate governance standards of The New York Stock Exchange.

The purpose of the Compensation Committee is to assist our Board in discharging its responsibility relating to: (1) setting our compensation program and compensation of our executive officers and directors; (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our annual report on Form 10-K following the completion of this offering under the rules and regulations of the SEC.

The written charter for the Compensation Committee is available on our website.

Nominating Committee

We have a Nominating Committee, consisting of Mr. Parzick (Chairman), Mr. Onorato and Mr. Morrison. Mr. Onorato and Mr. Morrison qualify as independent directors under the corporate governance standards of The New York Stock Exchange. We expect a new independent member to replace Mr. Parzick within one year of the completion of this offering so that all of our Nominating Committee members will be independent under the corporate governance standards of The New York Stock Exchange.

The purpose of our Nominating Committee is to assist our Board in discharging its responsibilities relating to: (1) developing and recommending criteria for selecting new directors; (2) screening and recommending to the Board individuals qualified to become executive officers and (3) handling such other matters as are specifically delegated to the Nominating Committee by the Board.

The written charter for the Nominating Committee is available on our website.

Compensation Committee Interlocks and Insider Participation

We do not anticipate any interlocking relationships between any member of our Compensation Committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the federal securities laws.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics is available on our website at www.affiniagroup.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The primary objectives of our compensation program are to attract and retain talented executives to lead our company and promote our short- and long-term growth. Our compensation program establishes a link between sustained corporate performance and individual rewards, such as ownership opportunities for our executives and key employees. We believe that this link ensures a balance between delivering near-term results and creating long-term value for our investors.

We foster a performance-oriented culture that aligns individual efforts with organizational objectives. Company performance and accomplishments are the primary measures of success upon which we structure our compensation programs. We evaluate and reward our executive officers based upon their contributions to the achievement of our goals.

We reinforce our overall compensation objectives by compensating our executive officers primarily through base salary, non-equity incentive awards, long-term equity incentive awards, competitive benefits packages and perquisites.

Our named executive officers (the “Named Executive Officers”) for the fiscal year ended December 31, 2010 were: Terry R. McCormack (President and Chief Executive Officer), Thomas H. Madden (Senior Vice President and Chief Financial Officer), H. David Overbeeke (President, Global Brake & Chassis Group), Keith A. Wilson (President, Global Filtration Group) and Jorge C. Schertel (President, Affinia Group S.A.).

Compensation Committee Role

The Compensation Committee, composed entirely of non-management directors, administers our executive compensation program. The role of the Compensation Committee is to oversee our compensation and benefit plans and policies, administer our 2005 Stock Plan (including reviewing and approving equity grants to executive officers), establish annual goals and objectives for our Chief Executive Officer, and review and approve annually all compensation decisions relating to executive officers, including our Named Executive Officers. The Compensation Committee recognizes the importance of maintaining sound principles for the development and administration of compensation and benefit programs, as well as ensuring that we maintain strong links between executive pay and performance. The Compensation Committee’s charter details the Compensation Committee’s specific responsibilities and functions. The Compensation Committee annually reviews its charter, with the most recent review occurring at the Compensation Committee’s August 24, 2010 meeting. The full text of the Compensation Committee’s charter is available on our website at www.affiniagroup.com. The Compensation Committee’s membership is determined by our Board of Directors and its meeting agendas are established by the Committee Chair. Our Chief Executive Officer, Chief Financial Officer, General Counsel and Vice President of Human Resources generally attend meetings of the Compensation Committee, but do not attend executive sessions and do not participate in determining their specific compensation. There were four formal meetings of the Compensation Committee in 2010, all of which included an executive session. Executive sessions are held with the Compensation Committee members only. The Compensation Committee holds meetings in person, by telephone and also considers and takes action by written consent.

General Compensation Philosophy and Elements of Compensation

The Compensation Committee believes that compensation paid to executive officers should be closely aligned with our performance on both a short-term and long-term basis, and that such compensation should enable us to attract, motivate and retain key executives critical to our long-term success. Total compensation should be structured to ensure that a significant portion of compensation opportunity will be directly related to factors that drive future financial and operating performance and align our executive officers’ long-term interests with those of our investors. To that end, the Compensation Committee has determined that the total compensation program for executive officers should consist of the following elements:

(A)	Base Salaries

We pay each executive officer a base salary based on the rate of pay that the executive has received in the past, whether the executive’s position or responsibilities associated with his or her position have changed, whether the complexity or scope of his or her responsibilities has increased, and how his or her position relates to other executives and their rate of base salary. While a significant portion of each executive officer’s compensation is “at risk” in the form of non-equity incentive awards (annual cash performance bonuses) and long-term equity incentive awards, the Compensation Committee believes that executive officers should also have the stability and predictability of fixed base salary payments.

(B)	Non-Equity Incentive Awards

We provide our executive officers the opportunity to earn annual non-equity incentive awards (cash performance bonuses) to encourage and reward exceptional contributions to our overall financial, operational and strategic success. Amounts payable under the cash incentive award program depend on Affinia Group Intermediate Holdings Inc.’s overall EBITDA performance, the EBITDA performance of our business units and, for Mr. Madden (and other key corporate office employees), Affinia Group Intermediate Holdings Inc.’s achievement of business plan net expenses. We established the performance targets for our 2010 non-equity incentive awards such that the threshold performance level (adjusted EBITDA of $160 million) was reasonably likely to be achieved, while the target performance level (adjusted EBITDA of $190 million), which required significant improvement over actual 2009 performance, was substantially more challenging to achieve.

Affinia Group Intermediate Holdings Inc.’s overall EBITDA performance for fiscal 2010, as adjusted by the Compensation Committee, was $181 million. The discussion of how the non-equity incentive plan awards for fiscal 2010 were calculated appears below under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2010 Table.” Adjusted EBITDA for this purpose was calculated as follows ($ millions):

Net income attributable to Intermediate Holdings	$24
Income tax provision	27
Depreciation and amortization	37
Interest expense	66

EBITDA	154
Equity in income, net of tax	(1)
Net income attributable to noncontrolling interest, net of tax	6
Restructuring expenses	24
Other(1)	(2)

Adjusted EBITDA for Compensation Purposes	$181

(1)	Consists of adjustments for certain non-recurring items, non-controlling interest adjustments and a reduction for the discontinued operation depreciation and operating loss.

We have also adopted a non-qualified deferred compensation program pursuant to which our executive officers can elect to defer all or a portion of their non-equity incentive awards. Any deferred amount is notionally invested in our common stock and a portion is matched in the form of an additional notional investment in our common stock. The principal terms of the non-qualified deferred compensation program appear below under “—Non-Qualified Deferred Compensation.”

(C)	Long-Term Equity Incentive Awards

We provide long-term equity incentive awards in the form of stock options or restricted stock units to each of our executive officers. The Compensation Committee believes that these awards align the interests of our executive officers with those of our investors and provide an effective incentive for our executive officers to remain with us. The principal terms of the restricted stock unit grants are described below under “—Outstanding Equity Awards at 2010 Fiscal Year-End.”

(D)	Certain Other Benefits

We provide our executive officers with those benefits and perquisites that we believe assist us in retaining their services. Some of these benefits are available to our employees generally (e.g., contributions to a defined contribution (401(k)) plan, health care coverage and paid vacation days) and some are available to a more limited number of key employees, including our Named Executive Officers (e.g., car allowances and tax preparation services). The specific benefits provided to each Named Executive Officer are described in the “All Other Compensation” column of the “Summary Compensation Table” and in the “Incremental Cost of Perquisites and Other Compensation in 2010 Table.”

Our executive compensation decisions are based primarily upon our assessment of each executive’s leadership and operational performance and potential to enhance long-term shareholder value. We rely on our judgment about each individual (and not on rigid formulas or temporary fluctuations in business performance) in determining the optimal magnitude and mix of compensation elements and whether each payment or award provides an appropriate incentive for performance that sustains and enhances long-term shareholder value. Key factors affecting our judgment include the executive officer’s performance compared to the financial, operational and strategic goals established for the executive at the beginning of the year; nature, scope and level of responsibilities; contribution to our financial results, particularly with respect to key metrics such as EBITDA, net working capital and cash flow; effectiveness in leading our restructuring plans and contribution to our commitment to corporate responsibility, including success in creating a culture of integrity and compliance with applicable laws and our ethics policies. The importance of each factor varies by individual. We also consider each executive’s current salary and prior-year bonus, the recommendations of our Chief Executive Officer regarding compensation for the executives he directly supervises, the appropriate balance between incentives for long-term and short-term performance, the compensation paid to the executive’s peers within the Company. From time to time, the Compensation Committee also receives independent advice on competitive practices from Towers Watson. When using peer data to evaluate executive compensation, the Compensation Committee may consider ranges of compensation paid by others for a particular position, both by reference to comparative groups of companies of similar size and stature and, more particularly, a group comprised of our direct competitors, as one point of reference when making compensation decisions regarding total compensation or particular elements of compensation under consideration. The Compensation Committee does not typically use information with respect to our peer companies and other comparable public companies to establish targets for total compensation, or any element of compensation, or otherwise numerically benchmark its compensation decisions. For example, the Compensation Committee has in prior years reviewed pay data for a range of companies in connection with the review of base salaries for our Named Executive Officers. The Compensation Committee did not, however, use third-party data in establishing fiscal 2010 compensation for our Named Executive Officers. None of our Named Executive Officers (including our Chief Executive Officer) participate in determining their specific compensation. In addition, we review the total compensation potentially payable to, and the benefits accruing to, the executive, including (1) current value of outstanding equity incentive awards and (2) potential payments under each executive’s employment agreement upon termination of employment or a change in control.

Given the uncertain economic conditions during 2008 and 2009, the Compensation Committee, on the recommendation of our Chief Executive Officer, maintained our Named Executive Officers’ compensation (including base salary) without change for the 2008, 2009 and 2010 calendar years (with the exception of Mr. Wilson’s salary which was increased to $425,000 with effect from April 1, 2010).

Employment, Severance and Change in Control Agreements

On July 21, 2005, we entered into employment agreements with Messrs. McCormack, Madden and Wilson, with substantially identical terms, except as noted below. On December 15, 2008, we entered into Amended and Restated Employment Agreements with each of those executives to effectuate certain non-material amendments for compliance with Section 409A of the Internal Revenue Code and, on August 11, 2010, we entered into an amendment to each of the Amended and Restated Employment Agreements to effectuate certain non-material clarifications to the termination provisions thereof.

Each employment agreement has an initial employment term which commenced as of May 1, 2005 and is automatically extended for successive one-year periods on each December 31 unless either party provides the other 90 days prior written notice that the employment term will not be so extended. Under the employment agreements, Messrs. McCormack, Wilson and Madden are each entitled to a specified base salary, subject to increases, if any, as determined by the Compensation Committee. As of December 31, 2010, the base salaries for Messrs. McCormack, Wilson and Madden pursuant to their employment agreements are $650,000, $425,000 and $300,000, respectively, as the same may be increased from time to time. In addition, the employment agreements provide that these Named Executive Officers are eligible to earn target annual cash incentive awards as a percentage of base salary (100% for Messrs. McCormack and Wilson and 80% for Mr. Madden) upon the achievement of performance goals established by the Compensation Committee. Messrs. McCormack, Wilson and Madden are entitled to higher awards for performance in excess of targeted performance goals, lower awards for performance that does not meet targeted performance goals and no award for performance that does not meet threshold performance goals.

On June 28, 2008, we entered into a letter agreement with Mr. Overbeeke, outlining the principal terms of his employment relationship with us. The letter agreement provides that Mr. Overbeeke is entitled to a base salary of $600,000 per year, subject to annual adjustment, and is eligible to earn a target annual cash incentive award of 100% of base salary upon the achievement of performance goals established by the Compensation Committee. As with the other executives, Mr. Overbeeke is entitled to a higher award for performance in excess of targeted performance goals, lower awards for performance that does not meet targeted performance goals and no award for performance that does not meet threshold performance goals. Mr. Overbeeke also received a signing bonus of $750,000 and is entitled to other benefits commensurate with the benefits available to our other executive officers.

Each executive (including Mr. Schertel) has agreed, either in his employment agreement or separately, to certain post-termination restrictions, and each executive is entitled to certain payments and benefits depending on the reason for termination. A description of these provisions, together with a table detailing amounts payable to our Named Executive Officers upon certain termination events, appears below under “—Potential Payments Upon Termination or Change in Control.”

Adjustments to Compensation for Financial Restatements

It is the Board’s policy that the Compensation Committee will, to the extent permitted by governing law, have the sole and absolute authority to make retroactive adjustments to any cash or equity-based incentive compensation paid to executive officers and certain other employees where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement. Where applicable, we will seek to recover any amount determined to have been inappropriately received by any executive.

Option Exchange Program

On August 25, 2010, we commenced an offer to certain eligible option holders, including our Named Executive Officers, to exchange their existing options to purchase shares of our common stock for restricted stock unit awards with new vesting terms (the “Option Exchange”). As part of a review of our executive compensation and employee benefit arrangements on behalf of and under the supervision of our Board, and in light of the economic conditions in which we operate, it was determined that the restricted stock units may be better suited than the existing options to meet our objectives to motivate, retain and reward the eligible option holders.

The Option Exchange was completed on October 18, 2010 and all of the option holders who were eligible for the Option Exchange elected to participate in the exchange. The restricted stock units granted in connection with the Option Exchange are governed by the 2005 Stock Plan and a new Restricted Stock Unit Agreement entered into by each grantee, including each of our Named Executive Officers. The restricted stock units granted in connection with the Option Exchange are subject to performance-based and market-based vesting restrictions, which have been modified from the performance and time-based vesting restrictions applicable to the options for which they were issued in the Option Exchange. The RSUs will vest if (i) the RSU holder remains employed with Affinia Group Holdings Inc. on the date that either of the following vesting conditions occurs and (ii) either of the following vesting conditions occurs on or prior to the date on which Cypress ceases to hold any remaining shares of our common stock:

•

Cypress has received aggregate transaction proceeds in cash or marketable securities (not subject to escrow, lock-up, trading restrictions or claw-back) with respect to the disposition of more than 50% of its common equity interests in us in an amount that represents a per-share equivalent value that is greater than or equal to two times the average per share price paid by Cypress for its common equity investment in us; or

•	Our common stock trades on a public stock exchange at an average closing price of $225 (as adjusted for stock splits) over a 60 consecutive trading day period.

Following a “qualifying termination” of the holder’s employment due to an involuntary termination by us without cause or due to the holder’s death, disability or retirement, the restricted stock units granted in connection with the Option Exchange will also vest if either of the performance conditions described above is met upon or prior to the first to occur of (1) a final exit by Cypress of its equity investment in us or (2) one year following the termination date.

See Note 14. Stock Incentive Plan of our consolidated financial statements included elsewhere in this prospectus for more information about the Option Exchange.

The following table sets forth certain information concerning the options surrendered by, and the restricted stock units granted to, each of our Named Executive Officers in connection with the Option Exchange.

Name and Principal Position	Exchanged Options		Restricted Stock Units Received
	Number of Shares	Exercise Price
Terry R. McCormack, President and Chief Executive Officer	12,467	$100	50,000
Thomas H. Madden, Senior Vice President and Chief Financial Officer	5,827	$100	15,000
H. David Overbeeke, President, Global Brake & Chassis Group	3,300	$100	50,000
Keith A. Wilson, President, Global Filtration Group	6,800	$100	30,000
Jorge C. Schertel, President, Affinia Group S.A.	2,213	$100	10,000

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our President and Chief Executive Officer, our Senior Vice President and Chief Financial Officer, and each of our three other most highly compensated executive officers serving as of December 31, 2010. We collectively refer to these five individuals herein as the Named Executive Officers. Mr. McCormack also served as a Director but received no separate remuneration in that capacity. Mr. Overbeeke served as one of our Directors in 2008 until becoming one of our executive officers.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation(4) ($)	Total ($)
Terry R. McCormack	2010	650,000		-0-		4,372,958	-0-	557,050	-0-	102,800	5,682,808
President and Chief Executive Officer	2009	650,000		-0-		-0-	-0-	360,050	-0-	90,131	1,100,181
	2008	650,000		-0-		-0-	-0-	-0-	-0-	33,938	683,938

Thomas H. Madden	2010	300,000		-0-		1,142,325	-0-	222,720	-0-	50,155	1,715,200
Senior Vice President and Chief Financial Officer	2009	300,000		-0-		-0	-0-	171,540	-0-	38,538	510,078
	2008	300,000		-0-		-0-	-0-	165,120	-0-	49,083	514,203

H. David Overbeeke	2010	600,000		-0-		5,117,842	-0-	182,400	-0-	134,023	6,034,265
President, Global Brake & Chassis Group	2009	600,000		-0-		-0-	-0-	125,000	-0-	154,260	879,260
	2008	279,615		750,000	(5)	-0-	91,500	312,246	-0-	76,676	1,510,037

Keith A. Wilson	2010	412,500		-0-		2,679,032	-0-	569,250	-0-	75,643	3,736,425
President, Global Filtration Group	2009	375,000		-0-		-0-	-0-	508,125	-0-	82,500	965,625
	2008	375,000		-0-		-0-	-0-	-0-	-0-	31,455	406,455

Jorge C. Schertel	2010	360,447	(6)	-0-		897,345	-0-	225,885	-0-	124,857	1,608,534
President, Affinia Group S.A.	2009	342,203		-0-		-0-	-0-	134,638	-0-	105,575	582,416
	2008	249,858		-0-		-0-	-0-	250,640	-0-	189,403	689,901

(1)	The amounts reported for 2010 reflect the incremental fair value of restricted stock units granted during the fiscal year in connection with the Option Exchange in accordance with FASB ASC Topic 718, “Compensation – Stock Compensation” (“ASC Topic 718”). This is not the value actually received. The actual value the Named Executive Officers may receive will depend on whether the performance criteria are met and, if so, the fair market value of our common stock at that time. The incremental fair value under ASC Topic 718 was determined by calculating the fair value of the restricted stock units on October 18, 2010, the closing date of the Option Exchange, minus the fair value of the outstanding options on October 18, 2010. The fair value of each Named Executive Officer’s outstanding options on October 18, 2010, immediately preceding the Option Exchange, was as follows: McCormack: $1,013,042; Madden: $473,475; Overbeeke: $268,158; Wilson: $552,568; and Schertel: $179,855. The fair value of the restricted stock units received in connection with the Option Exchange was calculated by multiplying the number of restricted stock units awarded by the fair market value of the restricted stock units on the date of the grant, immediately following the Option Exchange, assuming that the restricted stock units vest on satisfaction of the vesting condition described as the “Cypress Scenario” in Note 14. Stock Incentive Plan – Restricted Stock Units of our consolidated financial statements included elsewhere in this prospectus. Assuming the restricted stock units vest on satisfaction of the vesting condition described as the “IPO Scenario” in Note 14 to our consolidated financial statements, the fair market value of the restricted stock units would be increased and the incremental fair value amounts reported would change as follows: McCormack: $5,199,458; Madden: $1,390,275; Overbeeke: $5,944,342; Wilson: $3,174,932; and Schertel: $1,062,645.
(2)	Represents the aggregate grant date fair value calculated in accordance with ASC Topic 718 (excluding the effect of estimated forfeitures) with respect to stock options granted in 2008. As described above under “Compensation Discussion and Analysis—Option Exchange Program,” all stock options previously granted to our Named Executive Officers have been exchanged for restricted stock units.
(3)	We report non-equity incentive plan compensation for the year in which such compensation is determined against annual performance metrics, regardless of whether it is paid in that year, or the following year, or is deferred under our non-qualified deferred compensation plan. Amounts for 2008 reflect payments made in September 2009, which payments were made following reinstatement of our previously canceled 2008 non-equity incentive compensation program.
(4)	The components of this column for 2010 are detailed in the “Incremental Cost of Perquisites and Other Compensation Table” below.
(5)	Represents the amount of Mr. Overbeeke’s signing bonus paid in accordance with his letter agreement.

(6)	Reflects Mr. Schertel’s base salary ($335,390) and an additional payment in respect of vacation ($25,057) as required under Brazilian law. Amounts for Mr. Schertel for 2008 have been converted from Brazilian Reals to U.S. Dollars at an exchange rate of .4279 U.S. Dollars for each Brazilian Real, which was the exchange rate in effect on December 31, 2008 (with the exception of Mr. Schertel’s non-equity incentive plan compensation which was converted at a rate of .54697 U.S. Dollars for each Brazilian Real), for 2009 at a rate of .5716 U.S. Dollars for each Brazilian Real, which was the exchange rate in effect on December 31, 2009 and for 2010 at a rate of .6020 U.S. Dollars for each Brazilian Real, which was the exchange rate in effect on December 31, 2010.

Incremental Cost of Perquisites and Other Compensation in 2010 Table

Name and Principal Position	Tax Preparation ($)	Vehicle Allowance ($)	Life Insurance Premium ($)	401(k) Basic Contribution(1) ($)	Tax Gross- Up(2) ($)	Deferred Compensation Matching Contribution ($)(3)	Other(4) ($)	Total ($)
Terry R. McCormack	1,640	18,000	1,872	7,350	1,954	69,233	2,751	102,800
President and Chief Executive Officer

Thomas H. Madden	340	15,000	864	7,350	28	26,573	-0-	50,155
Senior Vice President and Chief Financial Officer

H. David Overbeeke	2,500	18,000	1,215	7,350	27,340	15,599	62,019	134,023
President, Global Brake & Chassis Group

Keith A. Wilson	268	18,000	1,080	7,350	129	48,816	-0-	75,643
President, Global Filtration Group

Jorge C. Schertel	-0-	-0-	2,079	-0-	-0-	28,352	94,426	124,857
President, Affinia Group S.A.

(1)	We contribute 3% of a U.S. employee’s earnings to the employee’s 401(k) account, subject to Internal Revenue Service limitations.
(2)	The amounts in this column constitute the tax gross-up expense incurred in respect of tax preparation costs shown in the table and, for Mr. Overbeeke, the tax gross-up expense ($7,591) incurred in respect of health insurance costs and the tax gross-up expense ($18,705) incurred in respect of our reimbursement of certain travel and living expenses shown in the “Other” column of the table and, for Mr. McCormack, the tax gross-up expense ($1,224) incurred in respect of our reimbursement of certain spousal travel expenses.
(3)	Represents the amount of the matching contribution made by us in accordance with our non-qualified deferred compensation plan. Matching contributions are reported for the year in which the non-equity incentive compensation, against which the applicable deferral election is applied, has been earned (regardless of whether such matching contribution is actually credited to the Named Executive Officer’s non-qualified deferred compensation account in that year or the following year). The amount of the matching contribution we made to Mr. Schertel has been converted from Brazilian Reals to U.S. Dollars at an exchange rate of 0.60449 U.S. Dollars for each Brazilian Real. All matching contributions are unvested and will vest as described in “— Non-Qualified Deferred Compensation for 2010.”
(4)	The amount in this column for Mr. McCormack reflects certain spousal travel expenses reimbursed by us. The amount in this column for Mr. Overbeeke reflects expenses incurred to continue the health insurance coverage Mr. Overbeeke maintained prior to becoming our employee ($17,209) and our reimbursement of Mr. Overbeeke’s expenses incurred in commuting from his primary residence in Connecticut to our McHenry, IL offices and his living expenses while in McHenry, IL ($44,810). The amount in this column for Mr. Schertel is composed of a Brazilian government mandated severance fund payment in Mr. Schertel’s name ($28,836), a company contribution to a defined contribution plan on Mr. Schertel’s behalf ($39,509), a meal allowance at our cafeteria ($2,545), dues for a social club ($7,947) and operating costs for Mr. Schertel’s vehicle ($15,589).

Grants of Plan-Based Awards in 2010 Table

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock Units (#)	All Other Option Awards: Number of Securities Underlying Options ($)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(2) ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Terry R. McCormack	Oct. 18, 2010	81,250	650,000	1,137,500		50,000	50,000				4,372,958
President and Chief Executive Officer
Thomas H. Madden	Oct. 18, 2010	6,000	240,000	420,000		15,000	15,000				1,142,325
Senior Vice President and Chief Financial Officer
H. David Overbeeke	Oct. 18. 2010	45,000	600,000	1,050,000		50,000	50,000				5,117,842
President, Global Brake & Chassis Group
Keith A. Wilson	Oct. 18, 2010	51,563	412,500	721,875		30,000	30,000				2,679,032
President, Global Filtration Group
Jorge C. Schertel	Oct. 18, 2010	20,962	167,695	293,466		10,000	10,000				897,345
President, Affinia Group S.A.

(1)	Reflects performance-based restricted stock units that were granted in connection with the Named Executive Officer’s election to participate in the Option Exchange (see “Compensation Discussion and Analysis—Option Exchange Program” above).
(2)	The amounts reported reflect the incremental fair value of restricted stock units granted during the fiscal year in connection with the Option Exchange in accordance with ASC Topic 718. This is not the value actually received. The actual value the Named Executive Officers may receive will depend on whether the performance criteria are met and, if so, the fair market value of our common stock at that time. The incremental fair value under ASC Topic 718 was determined by calculating the fair value of the restricted stock units on October 18, 2010, the closing date of the Option Exchange, minus the fair value of the outstanding options on October 18, 2010. The fair value of the restricted stock units received in connection with the Option Exchange was calculated by multiplying the number of restricted stock units awarded by the fair market value of the restricted stock units on the date of the grant, immediately following the Option Exchange, assuming that the restricted stock units vest on satisfaction of the vesting condition described as the “Cypress Scenario” in Note 14. Stock Incentive Plan to our consolidated financial statements included elsewhere in this prospectus.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2010 Table

Non-Equity Incentive Plan Awards

The Compensation Committee provides for non-equity incentive plan awards in the form of an annual cash incentive award plan. Amounts payable under this plan are a function of Affinia Group Intermediate Holdings Inc.’s full-year EBITDA performance (either overall or for specified business units), individual performance (taking into consideration, among other things, providing strategic leadership and direction, including with respect to corporate governance matters, and increasing operational efficiency) and, for Mr. Madden, also Affinia Group Intermediate Holdings Inc.’s achievement of business plan net expenses. Under the non-equity incentive plan, if EBITDA is above a specified level, then participants in the plan have the opportunity to earn cash incentive awards based on Affinia Group Intermediate Holdings Inc.’s (or a particular business unit’s) achievement of specified EBITDA performance levels. The plan establishes certain threshold performance levels for EBITDA, below which no cash incentive award is payable. At the threshold performance levels, participants are entitled to payouts equal to 50% of their target cash incentive award opportunities (being a specified percentage of base salary ranging from 10% to 100% which, in the case of our Named Executive Officers, is 100% for Messrs. McCormack, Overbeeke and Wilson, 80% for Mr. Madden, and 50% for Mr. Schertel). At the target performance level, the participant would be entitled to a payment equal to 100% of his target cash incentive award. Performance above the target level entitles a participant to an award in excess of his target cash incentive award, up to a maximum of 175% of the target cash incentive award. Non-equity incentive plan awards for actual results that fall between the specified performance levels are adjusted on a linear basis. The following table illustrates the operation of the cash incentive award program for 2010:

Name	Bonus Opportunity as Percent of Salary and Dollar Value	Performance Factor	Percent of Bonus Opportunity			Percent Achieved	Actual Dollar Value Awarded Based on Percent Achieved ($)
			Threshold	Target	Maximum
Terry R. McCormack	100% -$650,000	Overall EBITDA	37.5%	75%	131.25%	64.275%	417,788
		Individual Performance	12.5%	25%	43.75%	21.425%	139,262

						85.700%	557,050

H. David Overbeeke	100% -$600,000	Overall EBITDA	12.5%	25%	43.75%	21.425%	128,550
		Business Unit A EBITDA	30.0%	60%	105.00%	0.0%	-0-
		Business Unit B EBITDA	7.5%	15%	26.25%	8.975%	53,850
		Individual Performance	—	—	—	—	-0-

						30.400%	182,400

Keith A. Wilson	100% - $412,500	Overall EBITDA	12.5%	25%	43.75%	21.425%	88,378
		Business Unit EBITDA	37.5%	75%	131.25%	116.575%	480,872
		Individual Performance	—	—	—	—	-0-

						138.000%	569,250

Thomas H. Madden	80% - $240,000	Overall EBITDA	20.0%	40.0%	70.00%	34.28%	82,272
		Business Unit A EBITDA	9.0%	18.0%	31.50%	0.0%	-0-
		Business Unit B EBITDA	10.0%	20.0%	35.00%	31.08%	74,592
		Business Unit C EBITDA	3.5%	7.0%	12.25%	4.19%	10,056
		Business Unit D EBITDA	2.5%	5.0%	8.75%	7.55%	18,120
		Business Plan Net Expenses	5.0%	10.0%	17.50%	15.70%	37,680
		Individual Performance	—	—	—	—	-0-

						92.80%	222,720

Jorge C. Schertel	50% - $167,695	Overall EBITDA	12.5%	25%	43.75%	21.425%	35,929
		Business Unit EBITDA	37.5%	75%	131.25%	113.275%	189,956
		Individual Performance	—	—	—	—	-0-

						134.700%	225,885

Equity Incentive Plan Awards

The Compensation Committee grants equity incentive awards periodically, as and when appropriate in the Compensation Committee’s judgment. On July 20, 2005, we adopted the 2005 Stock Plan, which was subsequently amended on November 14, 2006, January 1, 2007, August 25, 2010 and December 2, 2010. The 2005 Stock Plan, as amended, permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to our employees, directors or consultants. The Compensation Committee has granted stock options and restricted stock units pursuant to the 2005 Stock Plan and has not granted any other stock-based awards.

Administration. The 2005 Stock Plan is administered by the Compensation Committee; provided, that our Board may take any action designated to the Compensation Committee. The Compensation Committee has full power and authority to make, and to establish the terms and conditions of, any award and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions or payment dates). The Compensation Committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan and to make any other determinations that it, in good faith, deems necessary or desirable for the administration of the plan and may delegate such authority as it deems appropriate.

Options. The Compensation Committee determines the exercise price for each option; provided, however, that incentive stock options must have an exercise price that is at least equal to the fair market value of our common stock on the date the option is granted. An option holder may exercise an option by written notice and payment of the exercise price (1) in cash or its equivalent, (2) by the surrender of a number of shares of common stock already owned by the option holder for at least six months (or such other period established by the Compensation Committee) with a fair market value equal to the exercise price, (3) if there is a public market for the shares, subject to rules established by the Compensation Committee, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and to deliver to the Company an amount out of the proceeds of the sale equal to the aggregate exercise price for the shares being purchased or (4) by another method approved by the Compensation Committee.

Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights independent of or in connection with an option. The exercise price per share of a stock appreciation right shall be an amount determined by the Compensation Committee provided that the exercise price is at least equal to the fair market value of our common stock on the date the stock appreciation right is granted. Generally, each stock appreciation right shall entitle a participant upon exercise to an amount equal to (1) the excess of (a) the fair market value on the exercise date of one share of common stock over (b) the exercise price, multiplied by (2) the number of shares of common stock covered by the stock appreciation right. Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, all as shall be determined by the Compensation Committee.

Other Stock-Based Awards. The Compensation Committee may grant awards of restricted stock units, rights to purchase stock, restricted stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of common stock. The other stock-based awards will be subject to the terms and conditions established by the Compensation Committee.

Transferability. Unless otherwise determined by the Compensation Committee, awards granted under the 2005 Stock Plan are not transferable other than by will or by the laws of descent and distribution.

Change of Control. In the event of a “change of control” (as defined in the 2005 Stock Plan), the Compensation Committee may provide for (1) the termination of an award upon the consummation of the change of control, but only if the award has vested and been paid out or the participant has been permitted to exercise an option in full for a period of not less than 30 days prior to the change of control, (2) the acceleration of all or any portion of an award, (3) payment in exchange for the cancellation of an award and/or (4) the issuance of substitute awards that would substantially preserve the terms of any awards.

Amendment and Termination. Our Board may amend, alter or discontinue the 2005 Stock Plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent.

Management or Director Stockholders Agreement. All shares issued under the 2005 Stock Plan will be subject to the management stockholders’ agreement or directors stockholders’ agreement, as applicable. The stockholders’ agreements impose restrictions on transfers of the shares by the individuals and also provide for various put and call rights with respect to the shares. These put and call rights include the individual’s right to require us to purchase the shares on death or disability at the then-fair market value of the shares and our right to repurchase the shares upon specified events, including termination of service or employment, at a price equal to the then-fair market value or, in certain circumstances, at a price per share equal to the lesser of $100.00 and the then-fair market value. The individuals have also agreed to a 180-day lock up period (during which the sale of shares not covered by a registration statement is prohibited) in the case of an initial public offering of the shares and have been granted limited “piggyback” registration rights with respect to the shares. Certain individuals also entered into confidentiality and non-competition agreements in connection with the shares they purchased. The forms of the various agreements are referenced under “Item 16. Exhibits and Financial Statement Schedules.” The forms of the agreements for directors are substantially similar to the forms for management.

Restrictive Covenant Agreement. Unless otherwise determined by our Board, all award recipients are obligated to sign our standard confidentiality, non-competition and proprietary information agreement, which includes restrictive covenants regarding confidentiality, proprietary information and a one-year period restricting competition and solicitation of our clients, customers or employees. If a participant breaches these restrictive covenants, the Compensation Committee has discretion to rescind any exercise of, or payment or delivery pursuant to, an award under the 2005 Stock Plan, in which case the participant may be required to pay to us the amount of any gain realized in connection with, or as a result of, the rescinded exercise, payment or delivery.

Outstanding Equity Awards at 2010 Fiscal Year-End

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Terry R. McCormack			50,000	7,816,500
President and Chief Executive Officer

Thomas H. Madden			15,000	2,344,950
Senior Vice President and Chief Financial Officer

H. David Overbeeke			50,000	7,816,500
President, Global Brake & Chassis Group

Keith A. Wilson			30,000	4,689,900
President, Global Filtration Group

Jorge C. Schertel			10,000	1,563,300
President, Affinia Group S.A.

(1)	As of December 31, 2010, all outstanding equity awards granted to our Named Executive Officers were in the form of performance-based restricted stock units granted pursuant to our 2005 Stock Plan in connection with the Option Exchange. The restricted stock units are subject to the vesting criteria described above under “Compensation Discussion and Analysis—Option Exchange Program.”
(2)	Because our common stock is not publicly traded, the market value of the outstanding restricted stock units is based on the value of our common stock as of December 31, 2010 of $156.33.

Option Exercises and Stock Vested in 2010

None of our Named Executive Officers exercised any stock options in 2010, nor have any of them received any restricted stock, or other awards of shares of stock which have vested.

Pension Benefits for 2010

We do not sponsor a defined benefit plan for our U.S. employees. However, we do offer a defined contribution (401(k)) plan for our U.S. employees pursuant to which we contribute 3% of an employee’s earnings (which contributions were postponed for 2009 until October 1, 2009), all subject to applicable Internal Revenue Service limitations. We also maintain a defined contribution plan for certain of our employees in Brazil, including Mr. Schertel, pursuant to which we contribute 12.5% of Mr. Schertel’s base salary each year.

Although we maintain defined benefit plans for our employees in Canada, none of our Named Executive Officers participate in or are entitled to receive benefits pursuant to any defined benefit plan sponsored by us.

Non-Qualified Deferred Compensation for 2010

On March 6, 2008, we adopted a non-qualified deferred compensation program pursuant to which certain of our senior employees, including our Named Executive Officers, are permitted to elect to defer all or a portion of their annual cash-based incentive awards which are then credited to the participant’s deferral account. The Company makes matching contributions of 25% of the amount of an employee’s deferral which vest on December 31 of the second calendar year following the calendar year in which such matching contributions were credited to an employee’s account. Employee deferrals and Company matching contributions are notionally invested under this plan in our common stock, and once vesting of the Company matching contributions has occurred, distributions will be paid in the form of such shares of common stock (or cash, in certain circumstances) on the payment date elected by the participant or the participant’s separation from service (or the date that is six months following the date of such separation from service in the case of a “specified employee” within the meaning of Section 409A of the Internal Revenue Code), if earlier. Upon the retirement, death or disability of a participant or in the event a “change in control” (as defined in the non-qualified deferred compensation plan) or an initial public offering occurs prior to a participant’s separation from service, the participant will be fully vested in his or her entire account, including any unvested Company matching contributions. In addition, in the event of a change in control, a participant’s entire account balance, including any unvested Company matching contributions that vest as a result of the change in control, will be distributed in a lump-sum cash payment no later than 30 days following the date of the change in control.

Non-qualified Deferred Compensation

Name	Executive Contributions in Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year(1) (2) ($)	Aggregate Earnings in Last Fiscal Year(3) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End(4) ($)
Terry R. McCormack	276,932	69,233	162,479	-0-	775,588
President and Chief Executive Officer

Thomas H. Madden	106,294	26,573	166,776	-0-	501,832
Senior Vice President and Chief Financial Officer

H. David Overbeeke	62,396	15,599	32,021	-0-	162,626
President, Global Brake & Chassis Group

Keith A Wilson President, Global Filtration Group	190,548	47,637	183,719	-0-	723,744

Jorge C. Schertel	113,409	28,352	180,141	-0-	529,316
President, Affinia Group, S.A.

(1)	All executive contributions and registrant contributions reported in the non-qualified deferred compensation table have been reported in the Summary Compensation Table as compensation in fiscal 2010.
(2)

Represents the amount of the matching contribution made by us in accordance with our non-qualified deferred compensation plan. Matching contributions are reported for the year in which the non-equity incentive compensation, against which the applicable deferral election is applied, has been earned (regardless of whether such matching contribution is actually credited to the Named Executive Officer’s non-qualified deferred compensation account in that year or the following year). The amount of the matching contribution we made to Mr. Schertel has been converted from Brazilian Reals to U.S. Dollars at an exchange rate of 0.60449 U.S. Dollars for each Brazilian Real. All matching contributions are unvested and will vest as described above in “—Non-Qualified Deferred Compensation for 2010.”

(3)	Aggregate earnings reflects the earnings on executive and registrant contributions based on the increase in value of our common stock during 2010 or from the date of the contribution, as applicable. The amounts reported are not considered compensation reportable in the Summary Compensation Table.
(4)	Aggregate balance includes contributions made by the Named Executive Officer in prior fiscal years and the matching contribution made by the Company in prior fiscal years which were reported in the Summary Compensation Table for previous years as follows: McCormack: $213,555 and $53,389, respectively; Madden: $161,751 and $40,438, respectively; Overbeeke: $42,088 and $10,522, respectively; Wilson: $241,472 and $60,368, respectively; and Schertel: $165,931 and $41,483, respectively.

Potential Payments Upon Termination or Change in Control

Termination Provisions of Employment Agreements

Each of our Named Executive Officers (other than Mr. Overbeeke and Mr. Schertel) has entered into an employment agreement with us. Under the employment agreements and Mr. Overbeeke’s letter agreement, each Named Executive Officer (other than Mr. Schertel) is entitled to the following payments and benefits in the event of a termination by us “without cause” (as defined in the employment agreements) or in the case of Messrs. McCormack, Wilson and Madden, by the executive for “good reason” (as defined in the employment agreements) during the employment term: (1) subject to the executive’s compliance with the restrictive covenants described below, an amount equal to the “severance multiple” (2.0 for each of Messrs. McCormack, Overbeeke and Wilson; 1.5 for Mr. Madden) times the sum of base salary and the “average annual bonus” paid under the agreement for the preceding two years (the “Multiplier”), payable as follows: an amount equal to 1 times the Multiplier to be paid in equal monthly installments for 12 months following termination of employment and the balance to be paid in a lump sum on the first anniversary of the termination of the executive’s employment; (2) a pro-rata annual bonus for the year of termination; and (3) continued medical and dental coverage at our cost, on the same basis made available for active employees for a period of years corresponding with the severance multiple; provided that, if such coverage is not available for any portion of such period under our medical plans, we must arrange for alternate comparable coverage. In addition, if the executive (other than Mr. Overbeeke and Mr. Schertel) is terminated by us without cause or the executive resigns for good reason within two years following a change in control, the executive shall be entitled to a supplemental payment equal to the excess, if any, of (X) the product of the severance multiple times the executive’s target annual bonus, over (Y) the product of the severance multiple times the average annual bonus described above.

In addition, under the terms of the employment agreements, in the event the employment term ends due to election by either party not to extend the employment term, then the executive shall be entitled, subject to the executive’s compliance with the restrictive covenants described below, to (x) if we elect not to extend the employment term or, in the case of Messrs. McCormack and Wilson, if the executive elects not to extend the employment term, an amount equal to the “severance multiple” times the base salary, payable as follows: an amount equal to one times the base salary to be paid in 12 equal monthly installments following termination of employment and the balance to be paid in a lump sum on the first anniversary of the termination of the executive’s employment and (y) if, in the case of Mr. Madden, the executive elects not to extend the employment term, an amount equal to one times the base salary paid in equal monthly installments over 12 months.

Each executive (including Mr. Overbeeke and Mr. Schertel) is restricted (either pursuant to their employment agreement or a separate agreement), for a period following termination of employment (24 months for Messrs. McCormack, Overbeeke and Wilson; 18 months for Mr. Madden (or 12 months for Mr. Madden if his employment agreement expires due to his election not to extend the term); 12 months for Mr. Schertel), from (1) soliciting in competition certain of our customers, (2) competing with us or entering the employment or providing services to entities who compete with us or (3) soliciting or hiring our employees. The specific agreement containing these restrictions also provides that the Company may cease further payments and pursue its other rights and remedies in the event of a breach by the executive. Mr. Schertel’s contract containing the foregoing restrictions includes our agreement to pay him an amount equal to his annual base salary to be paid in 12 equal monthly installments if we terminate his employment without cause.

Total Potential Payout Assuming Termination Event Occurred on December 31, 2010

		Termination by Company Without Cause or by Executive for Good Reason(1)			Termination Due to Non-Renewal of Employment Agreement
Name	Benefit(2)	Normally ($)	After Change in Control ($)	Termination by Company for Cause ($)	By Company ($)	By Executive ($)	Voluntary Resignation by Executive ($)	Retirement, Death or Disability(3) ($)
Terry R. McCormack	•Severance	1,660,050	2,600,000	N/A	1,300,000	1,300,000	N/A	N/A
President and Chief Executive Officer	•Continued health coverage	20,860	20,860	N/A	N/A	N/A	N/A	N/A
	•2010 non-equity incentive plan payment	557,050	557,050	557,050	557,050	557,050	557,050	557,050
	•Accelerated vesting of matching contribution(4)		53,389					53,389

	Total	2,237,960	3,231,299	557,050	1,857,050	1,857,050	557,050	610,439

Thomas H. Madden	•Severance	702,495	810,000	N/A	450,000	300,000	N/A	N/A
Senior Vice President and Chief Financial Officer	•Continued health coverage	15,645	15,645	N/A	N/A	N/A	N/A	N/A
	•2010 non-equity incentive plan payment	222,720	222,720	222,720	222,720	222,720	222,720	222,720
	•Accelerated vesting of matching contribution(4)		40,438					40,438

	Total	940,860	1,088,803	222,720	672,720	522,720	222,720	263,158

H. David Overbeeke	•Severance	1,637,246	1,637,246	N/A	N/A	N/A	N/A	N/A
President, Global Brake & Chassis Group	•Continued health coverage	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	•2010 non-equity incentive plan payment	182,400	182,400	182,400	182,400	182,400	182,400	182,400
	•Accelerated vesting of matching contribution(4)		10,522					10,522

	Total	1,819,646	1,830,168	182,400	182,400	182,400	182,400	192,922

Keith A. Wilson	•Severance	1,333,125	1,650,000	N/A	825,000	825,000	N/A	N/A
President, Global Filtration Group	•Continued health coverage	30,604	30,604	N/A	N/A	N/A	N/A	N/A
	•2010 non-equity incentive plan payment	569,250	569,250	569,250	569,250	569,250	569,250	569,250
	•Accelerated vesting of matching contribution(4)		60,368					60,368

	Total	1,932,979	2,310,222	569,250	1,394,250	1,394,250	569,250	629,618

Jorge C. Schertel	•Severance	360,447	360,447	N/A	N/A	N/A	N/A	N/A
President, Affinia Group S.A.	•Continued health coverage	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	•2010 non-equity incentive plan payment	225,885	225,885	225,885	225,885	225,885	225,885	225,885
	•Accelerated vesting of matching contribution(4)		41,483					41,483

	Total	586,332	627,815	225,885	225,885	225,885	225,885	267,368

(1)	The ability of an executive to terminate for good reason applies only to Messrs. McCormack, Madden and Wilson.
(2)	Amounts payable under our non-equity incentive plan (annual cash incentive plan) are earned on the last day of the applicable calendar year.
(3)	Upon retirement, death or disability, the Named Executive Officer (or his estate) is entitled to receive any earned but unpaid cash incentive award plus a pro-rata portion of any annual cash incentive award that the Named Executive Officer would have earned had his employment not terminated. In addition, on death, each of our Named Executive Officer’s designated beneficiaries would be entitled to receive life insurance proceeds equal to 1.5 times the Named Executive Officer’s base salary (with the exception of Mr. Schertel whose life insurance policy has a face amount of $410,323).
(4)	In accordance with the terms of our deferred compensation plan, any unvested matching contributions made by us will vest immediately upon the retirement, death or disability of the participant or upon any change in control or initial public offering of our common stock that occurs prior to a participant’s separation from service. If any of the foregoing events had occurred on December 31, 2010, then our prior unvested matching contributions in the following amounts would have vested on such date: Mr. McCormack: $53,389; Mr. Madden: $40,438; Mr. Overbeeke: $10,522; Mr. Wilson: $60,368; and Mr. Schertel: $41,483. In addition, in the event of a change in control, a participant’s entire account balance, including any unvested Company matching contributions that vest as a result of the change in control, will be distributed in a lump-sum cash payment no later than 30 days following the date of the change in control (see the amounts in the “Aggregate Balance at Last Fiscal Year End” column in the non-qualified deferred compensation table above).

Director Compensation for 2010

The annual retainer for non-management directors is $50,000. The Chairman of the Board is paid an additional $15,000 annually. The chair of our Audit Committee is paid an additional $50,000 annually in recognition of the Audit Committee chair’s expanded responsibilities as we implement our efforts to comply with Sarbanes-Oxley. Also, each non-management director is paid an additional $1,500 for each meeting of the Board attended and an additional $1,500 for each committee meeting attended.

Each of our non-management Directors has also been granted equity awards as part of their director compensation. Messrs. Finley, Morrison, Onorato, Parzick, Riess and Stern were previously granted options to purchase shares of our common stock. On October 18, 2010 each of these Directors (other than Mr. Finley, who had previously exercised his options to purchase our common stock) elected to exchange their existing options for restricted stock units with new performance-based vesting terms in connection with the Option Exchange. Mr. Finley received a grant of restricted stock units without having to exchange any options, all of which options were previously exercised. The restricted stock units are subject to the same vesting criteria as all other restricted stock units granted in connection with the Option Exchange (see “Compensation Discussion and Analysis—Option Exchange Program”). The following table sets forth certain information concerning the options surrendered by, and the restricted stock units granted to, each of our non-employee Directors in connection with the Option Exchange.

Name	Exchanged Options		Restricted Stock Units Received
	Number of Shares	Exercise Price
Michael F. Finley	0	N/A	2,500
Donald J. Morrison	1,000	$100	3,000
Joseph A. Onorato	2,000	$100	3,000
Joseph E. Parzick	1,000	$100	3,000
John M. Riess	2,000	$100	3,000
James A. Stern	1,000	$100	3,000

The following table summarizes compensation for our non-employee directors for 2010.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards(2) ($)	Option Awards($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michael F. Finley	72,500	269,300	-0-	-0-	-0-	-0-	341,800
Larry W. McCurdy(3)	37,000	-0-	-0-	-0-	-0-	-0-	37,000
Donald J. Morrison(4)	69,500	241,900	-0-	-0-	-0-	-0-	311,400
Joseph A. Onorato	125,500	160,640	-0-	-0-	-0-	-0-	286,140
Joseph E. Parzick	60,500	241,900	-0-	-0-	-0-	-0-	302,400
John M. Riess	74,000	160,640	-0-	-0-	-0-	-0-	234,640
James A. Stern	62,000	241,900	-0-	-0-	-0-	-0-	303,900

(1)	Mr. Finley resigned from our Board effective March 1, 2011. Mr. William M. Lasky and Mr. James S. McElya did not serve on our Board during 2010 and earned no fees or other compensation from the Company.
(2)	Other than with respect to Mr. Finley, the amounts reported for 2010 reflect the incremental fair value of restricted stock units granted during the fiscal year in connection with the Option Exchange in accordance with FASB ASC Topic 718, “Compensation – Stock Compensation” (“ASC Topic 718”). The amount reported for Mr. Finley for 2010 reflects the grant date fair value of the restricted stock units granted to him on October 18, 2010 in connection with the Option Exchange in accordance with ASC Topic 718. These are not the values actually received. The actual value Directors may receive will depend on whether the performance criteria are met and, if so, the fair market value of our common stock at that time. The incremental fair value under ASC Topic 718 was determined by calculating the fair value of the restricted stock units on October 18, 2010, the closing date of the Option Exchange, minus the fair value of the outstanding options on October 18, 2010. The fair value of each Director’s (other than Mr. Finley, who had previously exercised his options to purchase our common stock) outstanding options on October 18, 2010, immediately preceding the Option Exchange was as follows: Morrison: $81,260; Onorato: $162,520; Parzick: $81,260; Riess: $162,520; and Stern: $81,260. The fair value of the restricted stock units received in connection with the Option Exchange was calculated by multiplying the number of restricted stock units awarded by the fair market value of the restricted stock units on the date of the grant, immediately following the Option Exchange, assuming that the restricted stock units vest on satisfaction of the vesting condition described as the “Cypress Scenario” in Note 14. Stock Incentive Plan to our consolidated financial statements included elsewhere in this prospectus. Assuming the restricted stock units vest on satisfaction of the vesting condition described as the “IPO Scenario” in Note 14, the fair market value of the restricted stock units would be increased and the incremental fair value amounts (or, with respect to Mr. Finley, the grant date fair value) reported would change as follows: Finley: $310,625; Morrison: $291,490; Onorato: $210,230; Parzick: $291,490; Riess: $210,230; and Stern: $291,490.
(3)	Mr. McCurdy served as a Director on our Board in 2010 and until his death on August 3, 2010.
(4)	Mr. Morrison’s fees were paid directly to his employer in accordance with his employer’s policies regarding employee participation on boards of directors of the employer’s investment portfolio companies. Mr. Morrison’s restricted stock units were granted directly to his employer in accordance with his employer’s policies regarding employee participation on boards of directors of the employer’s investment portfolio companies.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee was at any time during 2010, or at any other time, one of our officers or employees or had any relationship requiring disclosure by us under any paragraph of Item 404 of Regulation S-K. None of our executive officers served on the compensation committee or Board of Directors of another entity whose executive officer(s) served on our Compensation Committee or Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Stockholders’ Agreement

In connection with this offering, we expect to amend and restate the stockholders’ agreement to provide for, among other things, rights to designate director nominees to our Board subject to their election by our stockholders and to register shares of our common stock for sale in public offerings. The amended and restated stockholders’ agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part. See “Management—Board Composition and Director Qualifications.”

9.5% Class A Convertible Participating Preferred Stock

On October 30, 2008, we issued 51,475 shares of Class A Preferred Stock to Cypress, OMERS, Stockwell Fund, L.P. and certain management and directors, at an initial issue price of $1,000 per share. See “Description of Capital Stock—9.5% Class A Convertible Participating Preferred Stock” for further information regarding the terms of the Preferred Stock.

Other Related Person Transactions

We describe below the transactions that have occurred since the beginning of fiscal 2010, and any currently proposed transactions, that involve the Company or a subsidiary and exceed $120,000, and in which a related party had or has a direct or indirect material interest.

Mr. John M. Riess, a Board member, is the parent of J. Michael Riess, who is currently employed with Genuine Parts Company (NAPA) as president of a distribution facility. NAPA is the Company’s largest customer as a percentage of total net sales from continuing operations. NAPA accounted for $519 million, $523 million and $535 million of our total net sales, which represented 27%, 29% and 27% of our total net sales, for the years ended December 31, 2008, 2009 and 2010, respectively.

Effective January 1, 2011, we, along with Affinia Group Intermediate Holdings Inc. and Affinia Group Inc., entered into an Advisory Agreement with Torque Capital Group LLC for services related to corporate strategy, finance, investments and such other services as we may request from time to time. Mr. Joseph E. Parzick, one of our directors, is a managing partner of Torque Capital Group LLC. In connection with the Advisory Agreement, we, along with Affinia Group Intermediate Holdings Inc. and Affinia Group Inc., have agreed to pay a quarterly fee of $400,000 for six calendar quarters expiring June 30, 2012, and have further agreed to pay a success fee of up to $3.0 million in the event our shareholders realize a specified return on their investment.

Effective January 1, 2011, we, along with Affinia Group Intermediate Holdings Inc. and Affinia Group Inc., entered into an Advisory Agreement with Cypress Advisors, Inc. for services related to corporate strategy, finance, investments and such other services as we may request from time to time. Mr. James A. Stern, one of our directors, is a managing director of Cypress Advisors, Inc. In connection with the Advisory Agreement, we, along with Affinia Group Intermediate Holdings Inc. and Affinia Group Inc., have agreed to pay a quarterly fee of $100,000 for six calendar quarters expiring June 30, 2012, and have further agreed to pay a success fee of up to $2.0 million in the event our shareholders realize a specified return on their investment.

Related Person Transactions Policy

Our Board has adopted a written statement of policy for the evaluation of and the approval, disapproval and monitoring of transactions involving us and “related persons.” For the purposes of the policy, “related persons” include our executive officers, directors and director nominees or their immediate family members, or stockholders owning five percent or more of our outstanding common stock.

Our related person transactions policy requires:

•

that any transaction in which a related person has a material direct or indirect interest and which exceeds $120,000, such transaction referred to as a “related person transaction,” and any material amendment or modification to a related person transaction, be evaluated and approved or ratified by our Audit Committee or by the disinterested members of the Audit Committee; and

•

that any employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction must be approved by the Compensation Committee of the Board or recommended by the Compensation Committee to the Board for its approval.

In connection with the review and approval or ratification of a related person transaction:

•

management must disclose to the Audit Committee or the disinterested members of the Audit Committee, as applicable, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the Audit Committee or the disinterested members of the Audit Committee, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness;

•

management must advise the Audit Committee or the disinterested members of the Audit Committee, as applicable, as to whether the related person transaction will be required to be disclosed in our SEC filings. To the extent it is required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with SEC rules; and

•

management must advise the Audit Committee or the disinterested members of the Audit Committee, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of Sarbanes-Oxley.

In addition, the related person transaction policy provides that the Audit Committee, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, The New York Stock Exchange and the Code.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information as of April 13, 2011, with respect to the beneficial ownership of our common stock, after giving effect to this offering, by:

•	each of our Named Executive Officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons who is known by us to beneficially own more than 5% of our common stock.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the SEC’s rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Unless otherwise indicated below, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The information set forth in the following table excludes any shares of our common stock purchased in this offering by the respective beneficial owner.

The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately prior to the consummation of this offering. The number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately after the consummation of this offering.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise noted, the address of each beneficial owner is 1101 Technology Drive, Ann Arbor, Michigan 48108.

			After This Offering
	Prior to This Offering		Assuming the Underwriters’ Over-allotment Option is Not Exercised		Assuming the Underwriters’ Over-allotment Option is Exercised in Full
Name of Beneficial Owner	Shares of Common Stock	Percent of Common Stock	Shares of Common Stock	Percent of Common Stock	Shares of Common Stock	Percent of Common Stock
Principal Stockholders
Investment Funds Affiliated with The Cypress Group L.L.C.(1)
c/o The Cypress Group L.L.C., 65 East 55th Street, 28th Floor, New York, NY 10022	2,175,000	61.1%

OMERS Administration Corporation
c/o Omers Capital, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2010, Box 6, Toronto, Ontario, Canada M5J 2J2	700,000	19.7%

The Northwestern Mutual Life Insurance Company
c/o 720 East Wisconsin Avenue, Milwaukee, WI 53202	400,000	11.2%

California State Teachers’ Retirement System
c/o 7667 Folsom Blvd., Sacramento, CA 95826	200,000	5.6%

Directors and Executive Officers
Terry R. McCormack	1,500	*
Thomas H. Madden	750	*
H. David Overbeeke	—	—
Keith A. Wilson	550	*
Jorge C. Schertel	250	*
William M. Lasky	—	—
James S. McElya	—	—
Donald J. Morrison	—	—
Joseph A. Onorato	—	—
Joseph E. Parzick	—	—
John M. Riess	250	*
James A. Stern	—	—
All Directors and Executive Officers (16 persons)	4,050	0.1%

*	Represents beneficial ownership of less than 0.1% of our common stock.
(1)	Includes shares of common stock held by Cypress Merchant Banking Partners II L.P., Cypress Merchant Banking II C.V., 55th Street Partners II L.P. and Cypress Side-by-Side LLC.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Asset Based Credit Facilities

Overview. On August 13, 2009, Affinia Group Intermediate Holdings Inc., Affinia Group Inc. and certain of its subsidiaries entered into a four-year $315 million ABL Revolver maturing in 2013. On November 30, 2010, we entered into an amendment to the credit agreement governing the ABL Revolver to, among other things, extend the maturity date from August 13, 2013 to November 30, 2015 (subject to early termination under certain limited circumstances) and to permit the use of the proceeds from this offering as described in “Use of Proceeds”. The ABL Revolver includes (i) a revolving U.S. Facility of up to $295 million for borrowings solely to the U.S. domestic borrowers, including (a) a $40 million sub-limit for letters of credit and (b) a $30 million swingline facility and (ii) a revolving Canadian Facility of up to $20 million for Canadian Dollar denominated revolving loans solely to a Canadian borrower. Availability under the ABL Revolver is based upon monthly (or more frequent under certain circumstances) borrowing base valuations of Affinia Group Inc.’s eligible inventory and accounts receivable and is reduced by certain reserves in effect from time to time. At December 31, 2010, we had $90 million outstanding under the ABL Revolver with a weighted average interest rate for the year of 5.50%. We had an additional $191 million of availability under the ABL Revolver after giving effect to $15 million in outstanding letters of credit and $3 million for borrowing base reserves as of December 31, 2010.

Guarantees and Collateral. The indebtedness, obligations and liabilities under the U.S. Facility are unconditionally guaranteed jointly and severally on a senior secured basis by Affinia Group Intermediate Holdings Inc. and certain of its current and future U.S. subsidiaries, and are secured by a first-priority lien on the U.S. Collateral.

The indebtedness, obligations and liabilities under the Canadian Facility are unconditionally guaranteed jointly and severally on a senior secured basis by Affinia Group Intermediate Holdings Inc., certain of its current and future U.S. subsidiaries and certain of its Canadian subsidiaries and are also secured by the U.S. Collateral and by a first-priority lien on substantially all of the Canadian borrower’s and the Canadian guarantors’ existing and future assets, including, but not limited to, accounts receivables and inventory (but excluding owned real property and the capital stock of any non-U.S. and non-Canadian subsidiaries of the Canadian borrower or the Canadian guarantors).

Mandatory Prepayments. If at any time the outstanding borrowings under the ABL Revolver (including outstanding letters of credit and swingline loans) exceed the lesser of (i) the borrowing base as in effect at such time and (ii) the aggregate revolving commitments as in effect at such time, the borrowers will be required to prepay an amount equal to such excess and/or cash collateralize outstanding letters of credit.

Voluntary Prepayments. Subject to certain conditions, the ABL Revolver allows the borrowers to voluntarily reduce the amount of the revolving commitments and to prepay the loans without premium or penalty other than customary breakage costs for LIBOR rate contracts.

Covenants. The ABL Revolver contains certain covenants that, among other things, limit or restrict the ability of Affinia Group Intermediate Holdings Inc. and its subsidiaries to (subject to certain qualifications and exceptions):

•	create liens and encumbrances;

•	incur additional indebtedness;

•	merge, dissolve, liquidate or consolidate;

•	make acquisition and investments;

•	dispose of or transfer assets;

•	pay dividends or make other payments in respect of the borrowers’ capital stock;

•	amend certain material governance documents;

•	change the nature of the borrowers’ business;

•	make any advances, investments or loans;

•	engage in certain transactions with affiliates;

•	issue or dispose of equity interests;

•	change the borrowers’ fiscal periods; and

•	restrict dividends, distributions or other payments from Affinia Group Intermediate Holdings Inc.’s subsidiaries.

In addition, commencing on the day that an event of default occurs or availability under the ABL Revolver is less than the greater of (i) 12.5% of the total revolving loan commitments and (ii) $39.5 million, Affinia Group Intermediate Holdings Inc. is required to maintain a fixed charge coverage ratio of at least 1.10x measured for the last 12-month period.

As of the date of this prospectus, we were in compliance in all material respects with all covenants and provisions contained in the ABL Revolver.

Interest Rates and Fees. Outstanding borrowings under the U.S. Facility will accrue interest at an annual rate of interest equal to (i) a base rate plus the applicable spread or (ii) a LIBOR rate plus the applicable spread. Swingline loans will bear interest at a base rate plus the applicable spread. Outstanding borrowings under the Canadian Facility will accrue interest at an annual rate of interest equal to (i) the Canadian prime rate plus the applicable spread or (ii) the BA rate (the average discount rate of bankers’ acceptances as quoted on the Reuters Screen CDOR page) plus the applicable spread. We will pay a commission on letters of credit issued under the U.S. Facility at a rate equal to the applicable spread for loans based upon the LIBOR rate.

The borrowers will pay certain fees with respect to the ABL Revolver, including (i) an unused commitment fee of 0.50% per annum on the undrawn portion of the credit facility (subject to a step-down to 0.375% in the event more than 50% of the commitments (excluding swingline loans) under the credit facility are utilized) and (ii) customary annual administration fees and fronting fees in respect of letters of credit equal to 0.125% per annum on the stated amount of each letter of credit outstanding during each month. During an event of default, the fee payable under clause (i) will be increased by 2% per annum.

Cash Dominion. If availability under the ABL Revolver is less than the greater of (i) 15% of the total revolving loan commitment and (ii) $47.5 million, or if there exists an event of default, amounts in Affinia Group Inc.’s deposit accounts and the deposit accounts of the subsidiary guarantors (other than certain excluded accounts) will be transferred daily into a blocked account held by the administrative agent and applied to reduce the outstanding amounts under the ABL Revolver.

Events of Default. The ABL Revolver also provides for events of default which, if any of them occurs, would permit or require the outstanding amount under the ABL Revolver to become or be declared due and payable.

Change of Control. A “change of control” (as defined in the ABL Revolver) will result in an event of default. Among others, a change of control will be deemed to have occurred if a shareholder other than Cypress holds 50% or more of our voting securities.

Senior Notes

Overview. In November 2004, Affinia Group Inc. issued $300 million aggregate principal amount of the Subordinated Notes, which bear interest at a rate of 9% and mature on November 30, 2014, pursuant to the senior subordinated indenture dated as of November 30, 2004. On December 9, 2010, Affinia Group Inc. issued $100 million of Additional Notes. In connection with our refinancing in August 2009, Affinia Group Inc. issued $225 million aggregate principal amount of the Secured Notes, which bear interest at a rate of 10.75% and mature on August 15, 2016, pursuant to the senior secured indenture dated as of August 13, 2009. On December 31, 2010, Affinia Group Inc. redeemed $22.5 million in aggregate principal amount of its Secured Notes, pursuant to their terms at a redemption price equal to 103% of the principal amount of such notes being redeemed, plus accrued and unpaid interest to the redemption date. As of December 31, 2010, $367 million principal amount of the Subordinated Notes was outstanding and $200 million principal amount of the Secured Notes was outstanding, net of a $2 million issue discount, which is being amortized until the Secured Notes mature.

Guarantees and Collateral. The Subordinated Notes are unconditionally guaranteed jointly and severally on a senior subordinated basis by substantially all of our wholly-owned domestic subsidiaries. The Secured Notes are unconditionally guaranteed jointly and severally on a senior secured basis by substantially all of our wholly-owned domestic subsidiaries.

The Secured Notes and the related guarantees are secured on a first-priority lien basis by substantially all of the assets (other than accounts receivable, inventory, cash, deposit accounts, securities accounts and proceeds of the foregoing and certain assets related thereto) of Affinia Group Inc. and the guarantors and on a second-priority lien basis by the accounts receivable, inventory, cash, deposit accounts, securities accounts and proceeds of the foregoing and certain assets related thereto of Affinia Group Inc. and the guarantors.

Interest Payments. Interest on the Subordinated Notes is payable on May 30 and November 30 of each year and interest on the Secured Notes is payable on February 15 and August 15 of each year.

Optional Redemption. We may redeem some or all of the Senior Notes at any time at redemption prices described or set forth in the applicable senior indenture.

Change of Control. Upon the occurrence of certain change of control events specified in the applicable senior indenture, each holder of the Subordinated Notes or Secured Notes has the right to require us to repurchase such holder’s Subordinated Notes or Secured Notes, as applicable, at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date.

Covenants. The senior indentures contain covenants that, among other things, limit or restrict the ability of Affinia Group Inc. and its restricted subsidiaries to (subject to certain qualifications and exceptions):

•	incur and guarantee additional indebtedness, issue disqualified stock or issue certain preferred stock;

•	pay dividends, make other distributions on, redeem or repurchase stock or make certain other restricted payments;

•	create certain liens or encumbrances;

•	sell assets;

•	issue capital stock;

•	make certain investments or acquisitions;

•	make capital expenditures;

•	restrict dividends, distributions or other payments from our subsidiaries;

•	change their lines of business;

•	enter into transactions with affiliates;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; and

•	designate subsidiaries as unrestricted subsidiaries.

As of the date of this prospectus, we were in compliance in all material respects with all covenants and provisions contained under the senior indentures.

Events of Default. The senior indentures also provide for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Senior Notes to become or to be declared due and payable.

Seller Note

Overview. As part of the financing in connection with our acquisition of substantially all of Dana’s aftermarket business operations, Affinia Group Holdings Inc. issued to Dana the Seller Note, a subordinated payment in kind note due 2019 with a face amount of $74.5 million, which matures on November 30, 2019. We may prepay at our option all or part of the Seller Note at specified prepayment prices, subject to certain structural and contractual limitations.

We intend to use approximately $102 million of our net proceeds from this offering to repay the Seller Note in full.

Interest Rate. The interest rate on the Seller Note was initially 8% per annum with an increase to 10% per annum on November 30, 2009, payable in kind at our option. We have made each interest payment on the Seller Note to date in kind rather than in cash. The fair market value of the Seller Note was approximately $88 million and it had an effective interest rate of 12.5% as of December 31, 2010.

Change of Control; Dividend Payments. Upon the occurrence of certain change of control events specified in the Seller Note, each holder of the Seller Note will have the right to require us to repurchase the Seller Note at specified prepayment prices. In addition, upon the occurrence of a dividend event specified in the Seller Note, we will be required to offer to redeem a portion of the Seller Note at specified prepayment prices using 17.5% of dividends proposed to be made, subject to certain structural and contractual limitations.

Covenants. The Seller Note contains certain covenants that among other things limit or restrict our ability to (subject to certain qualifications and exceptions):

•	pay dividends from the proceeds of any asset sale event or recapitalization event; and

•	enter into transactions with affiliates.

As of the date of this prospectus, we were in compliance in all material respects with all covenants and provisions contained under the Seller Note.

Events of Default. The Seller Note also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Seller Note to become or to be declared due and payable.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries. You should refer to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering, copies of which will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Upon the closing of this offering and after giving effect to the filing of our certificate of incorporation, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share.

Common Stock

Upon the closing of the offering, there will be              shares of common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares). All shares of our common stock that will be issued on completion of this offering will be fully paid and nonassessable.

Subject to preferences that may be applicable to any then outstanding series of preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

The holders of our common stock are entitled to one vote per share and do not have cumulative voting rights. As a result, stockholders owning or controlling more than 50% of the total votes cast for election of directors can elect all the directors in that slate for the year.

Preferred Stock

9.5% Class A Convertible Participating Preferred Stock

On October 30, 2008, we issued 51,475 shares of Class A Preferred Stock to Cypress, OMERS, Stockwell Fund, L.P. and certain management and directors, at an initial issue price of $1,000 per share. Dividends on the Class A Preferred Stock are payable semi-annually at the rate of 9.5% per annum only in kind in additional shares of the Class A Preferred Stock. Our Board authorized the issuance of a total of up to 150,000 shares of the Class A Preferred Stock to account for the payment of dividends in kind. In the event that we declare or pay dividends on our common stock (whether in cash, securities or other property, but excluding dividends payable solely in additional shares of our common stock), we must simultaneously declare and pay to the Class A Preferred Stock holders the dividends which would have been payable with respect to the common stock issuable upon conversion of the Class A Preferred Stock.

The shares of Class A Preferred Stock may be converted at any time, in whole or in part, into shares of our common stock at the conversion price then in effect. The conversion price is currently $100 per share, but will be adjusted to prevent dilution of the Class A Preferred Stock holders in connection with certain offerings of our common stock or related securities, excluding the initial public offering to which this prospectus relates.

The Class A Preferred Stock holders are entitled to vote together with the holders of our common stock on all matters submitted to stockholders for a vote. Each share of Class A Preferred Stock is entitled to one vote per each share of our common stock issuable upon conversion as of the record date for such vote. In addition, we may not issue the following securities without the prior consent of certain of our Class A Preferred Stock holders:

•	Equity securities that rank senior to or pari passu with the Class A Preferred Stock or any securities that are convertible into or exercisable for such equity securities; and

•	Debt instruments convertible into or exercisable for our equity securities.

We may at our option at any time redeem all, but not less than all, of the shares of Class A Preferred Stock for the greater of (i) $2,000 for each share of the Class A Preferred Stock and any shares of Class A Preferred Stock that would be issued if all accrued and unpaid dividends were paid in kind in additional shares of Class A Preferred Stock (which we refer to as the “aggregate preferred value”) and (ii) the aggregate market price of the shares of our common stock that would be issued if the Class A Preferred Stock were converted. On October 31, 2013, we must redeem all outstanding shares of the Class A Preferred Stock for the aggregate preferred value of the Class A Preferred Stock either in cash or, at the option of each Class A Preferred Stock holder, a combination of cash and shares of our common stock valued at the conversion price then in effect. We may not redeem, purchase or otherwise acquire, or pay or declare dividends on, shares of our common stock or other junior equity securities if we have failed to pay the full amount of accrued dividends on, or make any required redemption payment with respect, to the Class A Preferred Stock.

In the event of (i) the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, (ii) any sale, merger, consolidation, recapitalization or reorganization that results in the stockholders of the Company immediately prior to such transaction failing to own at least 50% of the voting securities of the surviving or resulting company or (iii) the sale or disposition, in one or a series of related transactions, of all or substantially all of the Company’s assets, the Class A Preferred Stock holders will have the right to be paid the aggregate preferred value of the Class A Preferred Stock, before any distributions to holders of our common stock or other junior equity securities. Upon certain change of control or bankruptcy events, we will be required to offer to purchase all outstanding shares of the Class A Preferred Stock for the greater of (i) the aggregate preferred value of the Class A Preferred Stock and (ii) the aggregate market price of the shares of our common stock that would be issued if the Class A Preferred Stock were converted.

Additional Authorized Preferred Stock

Our Board has the authority, by adopting resolutions and without any further vote or action by our stockholders, to issue up to              shares of preferred stock in one or more series, with the designations and preferences for each series set forth in the adopting resolutions. See “—Anti-Takeover Effects of Delaware Law and Certain Provisions of our Certificate of Incorporation—Blank Check Preferred Stock” for a discussion of how this authority could discourage a takeover of our Company.

Anti-Takeover Effects of Delaware Law and Certain Provisions of our Restated Certificate of Incorporation and Bylaws

Classified Board

Our restated certificate of incorporation will provide that our Board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. Prior to the consummation of this offering, our Board will assign each of the current members to their respective class as the Board shall determine in its sole discretion, subject to the foregoing requirement that the classes be nearly equal in size. The directors in Class I will have an initial term that will expire at the 2012 annual meeting of stockholders, the directors in Class II will have an initial term that will expire at the 2013 annual meeting of stockholders and the directors in Class III will have an initial term that will expire at the 2014 annual meeting of stockholders. After each initial term, the members of each class will serve for a term expiring at the third succeeding annual meeting of stockholders. As a result, approximately one-third of our Board will be elected each year. A replacement director shall serve in the same class as the former director he or she is replacing. The classification of our Board will have the effect of making it more difficult for stockholders to change the composition of our Board. Our restated certificate of incorporation and bylaws will provide that the number of directors shall be fixed from time to time pursuant to a resolution adopted by the Board, but must consist of not less than seven or more than 11 directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with Cypress or our Board because the stockholder approval requirement would be avoided if Cypress or its affiliates sell 15% or more of our voting stock directly to the stockholder or our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our restated certificate of incorporation will provide that Cypress and its affiliates, and any of their respective direct or indirect transferees of 15% or more of our voting stock, and any group as to which such persons are a party, will not constitute “interested stockholders” for purposes of this provision.

Corporate Opportunities

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our restated certificate of incorporation will renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities. Our restated certificate of incorporation will provide that none of Cypress, OMERS or any of their respective affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us. In addition, in the event that Cypress, OMERS or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us and they may take any such opportunity for themselves or offer it to another person or entity. Our restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. No business opportunity will be deemed to be a potential corporate opportunity for us unless we would be contractually permitted or legally able to undertake the opportunity, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Removal of Directors; Vacancies

Our restated certificate of incorporation and bylaws will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when Cypress, OMERS, the other investment funds that are our principal stockholders prior to the consummation of this offering and their affiliates and any other stockholders from time to time party to the Stockholders’ Agreement (the “Bound Stockholders”) beneficially own, in the aggregate, less than 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our restated certificate of incorporation and bylaws also will provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the Stockholders’ Agreement, any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, by a sole remaining director or, for so long as the Bound Stockholders beneficially own, in the aggregate, at least 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, by the stockholders.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our restated certificate of incorporation will not provide for cumulative voting.

Calling of Special Meetings of Stockholders

Our restated certificate of incorporation and bylaws will provide that special meetings of our stockholders may be called at any time only by or at the direction of the Board or the Chairman of the Board; provided, however, that for as long as the Bound Stockholders beneficially own, in the aggregate, at least 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, special meetings of our stockholders will also be called by the Board or the Chairman of the Board at the request of Cypress.

Blank Check Preferred Stock

We believe that the availability of the preferred stock under our certificate of incorporation will provide us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Our Board has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our Board will make any determination to issue shares based on its judgment as to our and our stockholders’ best interests. Our Board, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless otherwise provided by a corporation’s certificate of incorporation. Our restated certificate of incorporation will preclude stockholder action by written consent at any time when the Bound Stockholders beneficially own, in the aggregate, less than 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Our bylaws will also specify requirements as to the form and content of a stockholder’s notice. These provisions, which will not apply to Cypress or OMERS or their respective affiliates so long as they remain subject to the Stockholders’ Agreement and individually beneficially own at least 10% in voting power of all the outstanding shares of our stock entitled to vote generally in the election of directors, may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Supermajority Provisions

Our restated certificate of incorporation and bylaws will provide that the Board of Directors is expressly authorized to make, alter, amend, change, add to or repeal, in whole or in part, our bylaws without a stockholder vote, in any matter not inconsistent with the laws of the State of Delaware or our restated certificate of incorporation. For as long as the Bound Stockholders beneficially own, in the aggregate, at least 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition or repeal of our bylaws by our stockholders will require the affirmative vote of the majority of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, change, addition or repeal. At any time when the Bound Stockholders beneficially own, in the aggregate, less than 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition or repeal of our bylaws by our stockholders will require the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares of stock entitled to vote is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our restated certificate of incorporation will provide that at any time when the Bound Stockholders beneficially own, in the aggregate, less than 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors the following provisions in our restated certificate of incorporation may be amended only by a vote of at least 75% of the voting power of all of the outstanding shares of our common stock entitled to vote in the election of directors, voting together as a single class:

•	classified board (the election and term of our directors);

•	filling vacancies on our Board and newly created directorships;

•	the resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the provisions providing for Delaware as the exclusive forum for certain actions; and

•	the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.

In addition, our certificate of incorporation will grant our Board the authority to amend and repeal our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

Stockholders’ Agreement

Pursuant to the Stockholders’ Agreement that we expect to enter into upon the consummation of this offering with Cypress, OMERS, The Northwestern Mutual Life Insurance Company, California State Teachers’ Retirement System and Stockwell Fund, L.P., Cypress and OMERS will have certain rights to designate director nominees to our Board. See “Management—Board Composition and Director Qualifications” for more information.

Limitation of Liability and Indemnification of Officers and Directors

The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of duty. Our restated certificate of incorporation will limit the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the DGCL. Our restated certificate of incorporation will provide that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary or other duties as a director.

However, these provisions will not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any repeal or modification of these provisions will not adversely affect any right or protection of director existing at the time of such repeal or modification. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporation, then the personal liability of our directors will be further limited to the fullest extent permitted by the DGCL.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and that we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to limited exceptions.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Wells Fargo Bank, National Association.

Listing

We have applied for the listing of our common stock on The New York Stock Exchange under the symbol “AFN.”

SHARES ELIGIBLE FOR FUTURE RESALE

Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock, including shares issued pursuant to our stock incentive plans or in the public market after this offering, or the anticipation of those sales, could adversely affect the price of our common stock from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon the completion of this offering, we will have              shares of common stock outstanding (or              shares if the underwriters exercise their over-allotment option in full). Of the shares to be outstanding after the completion of this offering, the              shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. All of the remaining              shares of common stock are held by “affiliates” and therefore are “restricted securities” under Rule 144 or are otherwise “restricted securities” under Rule 144. After the 180-day lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, such as under Rule 144 or Rule 701 under the Securities Act. All of these restricted securities and all other shares of common stock other than those sold in this offering will be subject to the 180-day lock-up period described below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, or

•	the average weekly trading volume of our common stock on The New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Lock-Up Agreements

Our directors, executive officers and current stockholders have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock during the period ending 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC, on behalf of the underwriters. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. See “Underwriting.”

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

Registration Rights

Pursuant to the Stockholders’ Agreement that we expect to enter into in connection with this offering certain of our stockholders will have registration rights. The amended and restated stockholders’ agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, we urge you to consult your tax advisors.

If you are considering the purchase of our common stock, we urge you to consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe that we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements.

ERISA CONSIDERATIONS

Our common stock may be acquired and held by an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or by an individual retirement account or other plan subject to Section 4975 of the Code. A fiduciary of an employee benefit plan subject to ERISA must determine that the purchase and holding of our common stock is consistent with its fiduciary duties under ERISA. The fiduciary of an ERISA plan, as well as any other prospective investor subject to Section 4975 of the Code or any laws that are similar to the prohibited transaction provisions of ERISA or the Code, must also determine that its purchase and holding of our common stock does not result in a non-exempt prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code or any applicable similar law. Each holder of our common stock who is subject to Section 406 of ERISA, Section 4975 of the Code or any similar law (“Plan Investor”) will be deemed to have represented by its acquisition and holding of our common stock that its acquisition and holding of our common stock does not constitute or give rise to a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any applicable similar law. The sale of common stock to any Plan Investor is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plan Investors generally or any particular Plan Investor, or that such an investment is appropriate for Plan Investors generally or any particular Plan Investor.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing our common stock on behalf of, or with the assets of, any Plan Investor, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any similar laws to such investment.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Robert W. Baird & Co. Incorporated are acting as joint book-running managers in this offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of our common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Robert W. Baird & Co. Incorporated
Wells Fargo Securities, LLC
BMO Capital Markets Corp.
BB&T Capital Markets, a division of Scott & Stringfellow, LLC

Total

The underwriters are committed to purchase all the shares of our common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to              additional shares of our common stock from us to cover over-allotments, if any. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of our common stock less the amount paid by the underwriters to us per share of our common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without Over- Allotment Exercise	With Full Over- Allotment Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of any shares of our common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, on behalf of the underwriters, for a period of 180 days after the date of this prospectus, other than (A) shares of our common stock to be sold in this offering, (B) grants, offers, sales or issuances of any shares of our common stock or securities convertible or exchangeable into shares of our common stock under any equity compensation plans described in this prospectus (the “Plans”), (C) any shares of our common stock issued upon the exercise of options granted under the Plans or upon the conversion of the Class A Preferred Stock outstanding as of the date of this prospectus or additional shares of Class A Preferred Stock issued as a payment-in-kind pursuant to the terms of such Class A Preferred Stock, (D) the filing of any registration statement on Form S-8 with respect to any Plans or (E) offers, sales and issuances of up to 5% of our common stock outstanding at the time of the issuance in connection with the acquisition of, or merger or joint venture with, another company (and the filing of a registration statement with respect thereto), provided that the recipient of any such shares shall agree to be bound by the foregoing restrictions unless waived by J.P. Morgan Securities LLC. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors, executive officers and current stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, on behalf of the underwriters, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock; in each case other than (A) shares of our common stock to be sold in this offering, (B) sales or other transfers of shares of our common stock to us in connection with (i) termination of employment, (ii) net settlement of grants pursuant to the Plans or (iii) satisfaction of tax liabilities arising from grants pursuant to the Plans, (C) transfers of shares of our common stock as a bona fide gift or gifts or by will or intestacy, (D) in the case of an individual, transfers of shares of our common stock to any trust for the direct or indirect benefit of such person or the immediate family of such person for estate planning purposes, (E) in the case of a trust, distributions of shares of our common stock to its beneficiaries, (F) in the case of a corporation, limited liability company, partnership or other entity, distributions of shares of our common stock to stockholders, members, partners, subsidiaries or affiliates of such entity; provided that in the case of any transfer or distribution pursuant to clauses (C) through (F), each donee, heir or distributee must execute and deliver to the representatives of the underwriters a lock-up letter in the form of this paragraph; and provided, further, that in the case of any transfer or distribution pursuant to clauses (C) through (F), no filing by any party (donor, donee, transferor or transferee) under the Exchange Act, or other public announcement is required or is made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 180-day period referred to above). Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our common stock in the open market for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering, and purchasing shares of our common stock in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchase shares in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that, if the representatives of the underwriters purchase our common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock, and, as a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price. We have applied for the listing of our common stock on The New York Stock Exchange under the symbol “AFN.” In connection with that listing, the underwriters have undertaken to sell the minimum number of beneficial owners necessary to meet The New York Stock Exchange listing requirements.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive and the 2010 PD Amending Directive to the extent implemented, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined in the EU Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented;

•

to fewer than (i) 100 natural or legal persons per Relevant Member State (other than qualified investors as defined in the EU Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented) or (ii) if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons per Relevant Member State (other than qualified investors as defined in the EU Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented), subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive or Article 3(2) of the 2010 PD Amending Directive to the extent implemented.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State, and the expression 2010 PD Amending Directive means Directive 2010/73/EC.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA), and accordingly the shares being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (CISO), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services to us and those affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the accounts of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. The underwriters are being represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds controlled by affiliates of Cypress.

EXPERTS

The financial statements as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, included in this prospectus and the related financial statement schedules included elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements and financial statement schedules have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the common stock we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement may be inspected without charge at the principal office of the SEC in Washington, D.C. and copies of all or any part of the registration statement may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC’s toll-free number is 1-800-SEC-0330. In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Prior to this offering, we were not required to file reports with the SEC.

Our wholly owned subsidiary, Affinia Group Intermediate Holdings Inc., files annual, quarterly and current reports and other information with the SEC and upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act. The periodic reports and other information that we file with the SEC will be available for inspection and copying at the SEC’s public reference facilities and on the website of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Affinia Group Holdings Inc.

Ann Arbor, Michigan

We have audited the accompanying consolidated balance sheets of Affinia Group Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedules listed in the Index at Item 16 of the Registration Statement. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Affinia Group Holdings Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan

March 18, 2011

Affinia Group Holdings Inc.

Consolidated Statements of Operations

(Dollars in millions, except per share data)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010

Net sales	$1,915	$1,797	$1,991
Cost of sales	(1,546)	(1,429)	(1,581)

Gross profit	369	368	410
Selling, general and administrative expenses	(276)	(267)	(290)

Operating profit	93	101	120
Gain (loss) on extinguishment of debt	—	8	(1)
Other income (loss), net	(4)	5	3
Change in fair value of redeemable preferred stock embedded derivative liability	3	(24)	(24)
Interest expense	(65)	(79)	(77)

Income from continuing operations before income tax provision, equity in income and noncontrolling interest	27	11	21
Income tax provision	(14)	(19)	(23)
Equity in income, net of tax	—	1	1

Net income (loss) from continuing operations	13	(7)	(1)
Loss from discontinued operations, net of tax	(19)	(61)	—

Net loss	(6)	(68)	(1)
Less: net income attributable to noncontrolling interest, net of tax	—	2	4

Net loss attributable to the Company	$(6)	$(70)	$(5)

Basic earnings per share attributable to common shareholders:
Basic net loss from continuing operations	$(3.34)	$(3.89)	$(10.87)
Income (loss) from discontinued operations, net of tax	(4.66)	(14.85)	0.11

Net loss attributable to the Company	$(8.00)	$(18.74)	$(10.76)

Diluted earnings per share attributable to common shareholders:
Diluted net loss from continuing operations	$(3.34)	$(3.89)	$(10.87)
Income (loss) from discontinued operations, net of tax	(4.66)	(14.85)	0.11

Net loss attributable to the Company	$(8.00)	$(18.74)	$(10.76)

The accompanying notes are an integral part of the consolidated financial statements.

Affinia Group Holdings Inc.

Consolidated Balance Sheets

(Dollars in millions)	December 31, 2009	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$66	$55
Restricted cash	9	12
Trade accounts receivable, less allowances of $3 million for 2009 and $2 million for 2010	293	316
Inventories, net	430	520
Current deferred taxes	50	40
Prepaid taxes	50	55
Other current assets	20	19
Current assets of discontinued operations	55	—

Total current assets	973	1,017
Property, plant, and equipment, net	199	217
Goodwill	54	71
Other intangible assets, net	149	156
Deferred financing costs	24	23
Deferred income taxes	79	99
Investments and other assets	27	33

Total assets	$1,505	$1,616

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Accounts payable	$201	$244
Notes payable	12	27
Other accrued expenses	154	151
Accrued payroll and employee benefits	27	33
Current liabilities of discontinued operations	43	—

Total current liabilities	437	455
Long-term debt	680	771
Redeemable preferred stock embedded derivative liability	37	63
Deferred employee benefits and other noncurrent liabilities	27	24

Total liabilities	1,181	1,313

Contingencies and commitments
Mezzanine equity:
Redeemable preferred stock, $.01 par value, 150,000 class A shares authorized, 57,376 and 62,925 shares outstanding at December 31, 2009 and December 31, 2010, respectively	86	126
Shareholders’ equity:
Common stock, $.01 par value, 4,800,000 shares authorized, 3,563,022 and 3,574,480 shares outstanding at December 31, 2009 and December 31, 2010, respectively	—	—
Additional paid-in capital	308	255
Accumulated deficit	(124)	(129)
Accumulated other comprehensive income	38	39

Total shareholders’ equity of the Company	222	165
Noncontrolling interest in consolidated subsidiaries	16	12

Total shareholders’ equity	238	177

Total liabilities, mezzanine equity and shareholders’ equity	$1,505	$1,616

The accompanying notes are an integral part of the consolidated financial statements.

Affinia Group Holdings Inc.

Consolidated Statements of Shareholders’ Equity

(Dollars in millions)	Common stock	Additional paid-in capital	Accumu- lated deficit	Pension adjustments	Foreign currency translation adjustment	Interest rate swap	Accum- ulated other Comprehen- sive income (loss)	Total share- holders’ equity of the company	Noncon- trolling Interest	Total equity
Balance at December 31, 2007	$—	$358	$(48)	$(3)	$63	$(2)		$368	$2	$370
Redeemable preferred stock adjustment to redemption value	—	(41)	—	—	—	—		(41)	—	(41)
Noncontrolling interest related to acquisitions	—	—	—	—	—	—		—	11	11
Redeemable preferred stock dividends accrued	—	(1)	—	—	—	—		(1)	—	(1)
Net loss	—	—	(6)	—	—	—	(6)	(6)	—	(6)
Other comprehensive income (loss):
Interest rate swap—net of tax of $1 million	—	—	—	—	—	(2)	(2)	(2)	—	(2)
Minimum pension liability adjustment	—	—	—	(1)	—	—	(1)	(1)	—	(1)
Currency translation—net of tax of $1 million	—	—	—	—	(73)	—	(73)	(73)	—	(73)

Comprehensive loss	—	—	—	—	—	—	(82)

Balance at December 31, 2008	$—	$316	$(54)	$(4)	$(10)	$(4)		$244	$13	$257

Stock-based compensation	—	1	—	—	—	—		1	—	1
Redeemable preferred stock adjustment to redemption value	—	(4)	—	—	—	—		(4)	—	(4)
Noncontrolling interest related to acquisition	—	—	—	—	—	—		—	1	1
Redeemable preferred stock dividends accrued	—	(5)	—	—	—	—		(5)	—	(5)
Net income (loss)	—	—	(70)	—	—	—	(70)	(70)	2	(68)
Other comprehensive income (loss):
Interest rate swap—net of tax of $2	—	—	—	—	—	4	4	4	—	4
Currency translation—net of tax of $2 million	—	—	—	—	52	—	52	52	—	52

Comprehensive loss	—	—	—	—	—	—	(14)

Balance at December 31, 2009	$—	$308	$(124)	$(4)	$42	$—		$222	$16	$238

Stock-based compensation	—	1	—	—	—	—		1	—	1
Capital contribution	—	3	—	—	—	—		3	—	3
Redeemable preferred stock adjustment to redemption value	—	(36)	—	—	—	—		(36)	—	(36)
Noncontrolling interest decrease due to acquisition of additional ownership	—	(16)	—	—	—	—		(16)	(8)	(24)
Redeemable preferred stock dividends accrued	—	(5)	—	—	—	—		(5)	—	(5)
Net income (loss)	—	—	(5)	—	—	—	(5)	(5)	4	(1)
Other comprehensive income (loss):
Loss on settlement pension obligations	—	—	—	3	—	—	3	3	—	3
Currency translation—net of tax of less than $1 million	—	—	—	—	(2)	—	(2)	(2)	—	(2)

Comprehensive loss	—	—	—	—	—	—	(4)

Balance at December 31, 2010	$—	$255	$(129)	$(1)	$40	$—		$165	$12	$177

The accompanying notes are an integral part of the consolidated financial statements.

Affinia Group Holdings Inc.

Consolidated Statements of Cash Flows

(Dollars in millions)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010

Operating activities
Net loss	$(6)	$(68)	$(1)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	36	38	37
Impairment of assets	2	75	—
Stock-based compensation	—	1	1
Change in fair value of redeemable preferred stock embedded derivative liability	(3)	24	24
Loss on disposition of affiliate	1	—	—
Loss (gain) on extinguishment of debt	—	(8)	1
Write-off of unamortized deferred financing costs	—	5	1
Provision for deferred income taxes	12	(12)	(19)
Interest paid in kind, including discount accretion, on seller note	9	10	11
Change in trade accounts receivable	31	3	(14)
Change in inventories	(39)	42	(77)
Change in other current operating assets	(49)	(33)	10
Change in other current operating liabilities	57	(42)	39
Change in other	(4)	20	9

Net cash provided by operating activities	47	55	22
Investing activities
Proceeds from sales of assets	1	—	1
Investments in companies, net of cash acquired	(50)	—	(51)
Proceeds from sale of affiliates	6	—	11
Investments in affiliates	(6)	—	—
Change in restricted cash	(1)	(5)	(3)
Additions to property, plant, and equipment	(25)	(31)	(52)
Other investing activities	—	—	(4)

Net cash used in investing activities	(75)	(36)	(98)
Financing activities
Net increase in other short-term debt	—	—	13
Proceeds from other debt	—	—	2
Proceeds from Subordinated Notes	—	—	100
Repayment on Secured Notes	—	—	(23)
Payments on senior term loan facility	—	(297)	—
Proceeds from senior term loan facility	1	—	—
Capital contribution	52	—	3
Net decrease in debt of noncontrolling interest	—	(3)	—
Payment of deferred financing costs	—	(22)	(5)
Proceeds from Secured Notes	—	222	—
Net proceeds from ABL Revolver	—	90	—
Purchase of senior subordinated notes	—	(25)	—
Purchase of noncontrolling interest	—	—	(24)

Net cash provided by (used in) financing activities	53	(35)	66
Effect of exchange rates on cash	(6)	4	(1)
Increase (decrease) in cash and cash equivalents	19	(12)	(11)
Cash and cash equivalents at beginning of the period	59	78	66

Cash and cash equivalents at end of the period	$78	$66	$55

Supplemental cash flows information
Cash paid during the period for:
Interest	$52	$53	$60
Income taxes	$22	$14	$30
Change in redeemable preferred stock redemption value	$1	$8	$40

The accompanying notes are an integral part of the consolidated financial statements.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements

Note 1. Organization and Description of Business

Affinia Group Holdings Inc. is a global leader in the light and commercial vehicle replacement products and services industry. We derive approximately 98% of our sales from this industry and, as a result, are not directly affected by the market cyclicality of the automotive original equipment manufacturers. Our broad range of brake, filtration, chassis and other products are sold in North America, Europe, South America and Asia. Our brands include WIX®, Raybestos®, Nakata®, Brake-Pro®, FiltronTM AIMCO® and McQuay-Norris®. Additionally, we provide private label products for NAPA, CARQUEST and ACDelco and other customers and co-branded offerings for Federated Auto Parts and Automotive Distribution Network. The Company is controlled by affiliates of The Cypress Group L.L.C. (collectively, “Cypress”).

Affinia Group Inc., the Company’s indirect, wholly-owned subsidiary and a Delaware corporation formed on June 28, 2004, entered into a stock and asset purchase agreement on November 30, 2004, as amended (the “Purchase Agreement”), with Dana Corporation (“Dana”). The Purchase Agreement provided for the acquisition by Affinia Group Inc. of substantially all of Dana’s aftermarket business operations (the “Acquisition”).

The accompanying Consolidated Financial Statements include the accounts of the Company and its subsidiaries. In these Notes to the Consolidated Financial Statements, the terms “the Company,” “we,” “our” and “us” refer to Affinia Group Holdings Inc. and its subsidiaries on a consolidated basis.

Note 2. Acquisition

On December 16, 2010, the Company, through its subsidiary Affinia Products Corp LLC, acquired substantially all the assets of North American Parts Distributors, Inc. (“NAPD”). NAPD, located in Ramsey, New Jersey, was an automobile parts and supplies wholesaler. The NAPD acquisition expands our product offering of chassis parts to one of the broadest in the industry. NAPD’s purchased assets and assumed liabilities were acquired for cash consideration of $52 million. The initial purchase price was $51 million and was paid in 2010. Subsequently, in 2011 the working capital adjustment was settled for $1 million. The working capital adjustment was based on the difference between targeted working capital and working capital at the closing date. This acquisition was considered immaterial for disclosure of supplemental pro forma information and revenues and earnings of the acquiree since the acquisition date. We financed this acquisition with the available borrowings under our ABL Revolver, which borrowings were repaid with our completed offering on December 9, 2010 of the Additional Notes.

The aforementioned acquisition has been accounted for under the purchase method of accounting, in accordance with ASC Topic 805, “Business Combinations.” We engaged independent appraisers to assist in determining the fair values of inventory and intangible assets acquired; including non-competition agreements, developed technology and customer relationships. Purchase price allocations are subject to adjustment until all pertinent information regarding the acquisition is obtained and fully evaluated. Based on our preliminary valuations and purchase accounting adjustments, we recorded $22 million as goodwill at the end of 2010. The Company, however, has not completely finalized the allocation of the purchase price as of December 31, 2010. We have made a preliminary allocation of the purchase price on the basis of its current estimate of the fair value of the underlying assets acquired and liabilities assumed. We expect the goodwill will be deductible for tax purposes. During 2011, we may make further adjustments to these preliminary allocations.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the Acquisition:

(Dollars in millions)	Preliminary Allocation
Inventory	$10
Trade accounts receivable	7
Customer relationships	8
Non-competition agreement	1
Unpatented technology (i.e, tooling)	5
Goodwill	22

Total acquired assets	$53

Current liabilities	1

Net assets acquired	$52

Cash and cash equivalents, trade accounts receivable, accounts payable, accrued expenses and other current liabilities were recorded at historical carrying values, given the short-term nature of these assets and liabilities. Customer relationships with estimated useful lives ranging from 10 to 20 years have been valued using an income approach, which utilized a discounted cash flow method. The unpatented technology with an estimated useful life of 10 years was valued utilizing a relief from royalty method. The non-competition agreement with an estimated useful life of 5 years was valued utilizing a form of the discounted cash flow method to determine the value of lost income.

Note 3. Joint Venture Acquisition

In December 2010, we acquired the remaining 50% ownership interest in Affinia India Private Limited, the Company’s India joint venture, for $24 million in cash, increasing our ownership interest from 50% to 100%. The acquisition is not subject to any post- closing purchase price adjustments or earn-outs. We had a controlling financial interest in Affinia India Private Limited prior to the purchase of the remaining 50% interest. Since we had control prior to the purchase, the transaction has been accounted for as an equity transaction consistent with ASC Topic 810, “Consolidation.” As a result of the transaction the noncontrolling interest balance was decreased by $8 million and the additional paid-in capital was decreased by $16 million. We financed this acquisition with the available borrowings under our ABL Revolver, which borrowings were repaid with the use of proceeds from our completed offering on December 9, 2010 of the Additional Notes. The net income attributable to the noncontrolling interest owned in Affinia Acquisition LLC and Affinia India Private Limited was less than $1 in 2008, $2 million for 2009 and $4 million for 2010.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 4. Discontinued Operation

In the fourth quarter of 2009 we committed to a plan to sell the Commercial Distribution Europe segment. In accordance with ASC Topic 360, “Property, Plant, and Equipment,” the Commercial Distribution Europe segment qualified as a discontinued operation. The consolidated statements of operations for all periods presented have been adjusted to reflect this segment as a discontinued operation. The consolidated statements of cash flows for all periods presented were not adjusted to reflect this segment as a discontinued operation. The table below summarizes the Commercial Distribution Europe segment’s net sales, loss before income tax provision, income tax provision and loss from discontinued operations, net of tax.

(Dollars in millions)	2008	2009	2010
Net sales	$263	$237	$18
Loss before income tax provision	(17)	(84)	—
Income tax provision	(2)	23	—

Loss from discontinued operations, net of tax	$(19)	$(61)	$—

We entered into a Sale and Purchase Agreement with Klarius Group Limited (“KGL”) and Auto Holding Paris S.A.S. (“AHP”) (collectively, the “Purchaser”) on February 2, 2010 (the “Agreement”), pursuant to which KGL purchased the shares of Quinton Hazell Automotive Limited and Quinton Hazell Italia SpA and AHP purchased the shares of Quinton Hazell Deutschland GmbH and Affinia Holding S.A.S. (collectively, the “Group Companies”) for $12 million as of the end of 2009. We settled with KGL on a working capital adjustment in February 2011 and as a result the purchase price was lowered by $1 million effective for 2010. Consequently, the net purchase price after the settlement was $11 million. The Agreement also called for the Purchaser to assume debt of $2.6 million. We also retained the cash in the Group Companies. The business of the Group Companies and their subsidiaries consist of manufacturing and distribution facilities in eight countries in Europe.

In accordance with ASC Topic 360, “Property, Plant, and Equipment,” intangibles and other long-lived assets are assessed for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable through the estimated undiscounted future cash flows resulting from the use of the assets. The Company determined that the net carrying value of the Commercial Distribution Europe segment may not be recoverable through the sales process. As a result, an impairment charge of $75 million was recorded within discontinued operations in 2009 to reduce the carrying value of the business to expected realizable value. A tax benefit to the Company of $24 million was recorded resulting from this transaction. The sale was consummated on February 2, 2010 and the estimated loss has subsequently decreased $2 million offset by the one month of operating losses of $1 million resulting in net income from discontinued operations and $1 million loss on post closing adjustments.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table shows an analysis of assets and liabilities held for sale as of December 31, 2009:

(Dollars in millions)
Accounts receivable	$34
Inventory	67
Other current assets	6
Property, plant and equipment	18
Long-term assets	5
Impairment of assets	(75)

Total assets of discontinued operations	55

Current liabilities	41
Long-term liabilities	2

Total liabilities of discontinued operations	$43

Note 5. Business Combinations

Effective October 31, 2008, the Company, through its wholly owned subsidiary Affinia Acquisition LLC, completed the purchase of 85% of the equity interests in HBM Investment Limited (“HBM”). HBM is the sole owner of Longkou Haimeng Machinery Company Limited (“Haimeng”), a drum and rotor manufacturing company located in Longkou City, China. The purchase price was $50 million and included $25 million in current and long term debt on Haimeng’s books. The Company financed this acquisition through the issuance of 51,475 shares of 9.5% Class A Convertible Participating Preferred Stock, par value $0.01 per share, on October 31, 2008 (the “Redeemable Preferred Stock”) to Cypress, co-investors and management. HBM subsequently changed its name to Affinia Hong Kong Limited.

The aforementioned acquisition has been accounted for under the purchase method of accounting, in accordance with ASC Topic 805, “Business Combinations” (formerly Statement of Financial Accounting Standards No. 141, “Business Combinations”). The Company engaged independent appraisers to assist in determining the fair values of property, plant and equipment and intangible assets acquired; including trade names, trademarks, developed technology and customer relationships. Purchase price allocations are subject to adjustment until all pertinent information regarding the acquisition is obtained and fully evaluated. Based on our preliminary valuations and purchase accounting adjustments, we recorded $30 million as goodwill at the end of 2008. In 2009 goodwill was reduced by $7 million related to certain purchase accounting adjustments.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the Acquisition:

(Dollars in millions)	Preliminary Allocation	Adjustments	Final Allocation
Current assets	$36	$—	$36
Property, plant and equipment	38	1	39
Customer relationships	7	—	7
Non-competition agreement	2	—	2
Goodwill	30	(7)	23

Total acquired assets	$113	$(6)	$107

Current liabilities	42	(8)	34
Other liabilities	12	2	14

Total liabilities assumed	54	(6)	48

Net assets acquired	$59	$—	$59

Cash and cash equivalents, trade accounts receivable, other current assets, accounts payable, accrued expenses and other current liabilities were recorded at historical carrying values, given the short-term nature of these assets and liabilities. Inventory, other non-current assets, long-term debt, and other non-current liabilities outstanding as of the effective date of the acquisition have been allocated based on management’s estimate of fair market value which approximates book value. Customer relationships with estimated useful lives ranging from 10 to 15 years have been valued using an income approach, which utilized a discounted cash flow method. The non-competition agreement with an estimated useful life of six years was valued utilizing a form of the discounted cash flow method to determine the value of lost income. Haimeng is reporting its financial results on a one-month reporting lag.

Note 6. Venezuelan Operations

As required by U.S. GAAP, effective January 1, 2010, we accounted for Venezuela as a highly inflationary economy because the three-year cumulative inflation rate for Venezuela using the blended Consumer Price Index (which is associated with the city of Caracas) and the National Consumer Price Index (developed commencing in 2008 and covering the entire country of Venezuela) exceeded 100%.

Effective January 1, 2010, our Venezuelan subsidiary uses the U.S. Dollar as its functional currency. The financial statements of our subsidiary must be re-measured into the Company’s reporting currency (U.S. Dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. The local currency in Venezuela is the bolivar fuerte (“VEF”).

On January 11, 2010, the Venezuelan government devalued the country’s currency and changed to a two-tier exchange structure. The official exchange rate moved from 2.15 VEF per U.S. Dollar to 2.60 for essential goods and 4.30 for non-essential goods and services, with our products falling into the non-essential category. A Venezuelan currency control board is responsible for foreign exchange procedures, including approval of requests for exchanges of VEF for U.S. Dollars at the official (government established) exchange rate. Our business in Venezuela has been unsuccessful in obtaining U.S. Dollars at the official exchange rate. An unregulated parallel market existed for exchanging VEF for U.S. Dollars through securities transactions; and our Venezuelan subsidiary had been able to enter into such exchange transactions until May 2010, as discussed

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

further below. The Company used the unregulated parallel market rate to translate the financial statements of its Venezuelan subsidiary through May 2010 because we expected to obtain U.S. Dollars at the unregulated parallel market rate for future dividend remittances. During the second quarter of 2010, the unregulated parallel market was suspended and the Central Bank of Venezuela began regulating the parallel market. The Central Bank of Venezuela has also imposed volume restrictions on use of the regulated parallel market, which is also referred to as the SITME rate. We will use the regulated parallel market rate to re-measure the financial statements of our Venezuelan subsidiary to comply with the regulations of Venezuela and are analyzing the impact of the volume restrictions on our business. The currency exchange limitations to date have not had a material effect on our 2010 earnings and cash flow.

Effective January 1, 2010, we changed the rate used to re-measure our Venezuelan subsidiary’s transactions and balances from the official exchange rate of 2.15 VEF to the U.S. Dollar to the parallel market rate, which ranged between 5.30 and 7.70 VEF to the U.S. Dollar during 2010. The one-time devaluation had a $2 million negative impact on our pre-tax net income. As described above, during the second quarter of 2010, we changed the rate used to re-measure our Venezuelan subsidiary’s transactions to the SITME rate of 5.30 VEF to the U.S. Dollar. For 2010, our Venezuela subsidiary represented approximately 1% of our consolidated net sales and it had a net loss attributable to the Company of $8 million, of which $7 million related to restructuring. The Venezuelan subsidiary also had $8 million of total assets and $7 million of total liabilities as of December 31, 2010.

On December 30, 2010, the Venezuelan government devalued the VEF by unifying the essential goods exchange rate of 2.60 VEF per U.S. Dollar with the non-essential goods and services exchange rate of 4.30 VEF per U.S. Dollar. The Company does not transact at the essential goods exchange rate as it has been unsuccessful in obtaining U.S. Dollars at the official exchange rate; as such, the devaluation does not impact the Company’s financial statements. The Company continues to use the regulated parallel market rate of 5.30 VEF per U.S. Dollar.

Note 7. Summary of Significant Accounting Policies

Principles of Consolidation

In accordance with ASC Topic 810, “Consolidation,” the consolidated financial statements include the accounts of Affinia and its wholly owned subsidiaries, majority-owned subsidiaries and variable interest entities (“VIE”) for which Affinia (or one of its subsidiaries) is the primary beneficiary. All intercompany transactions have been eliminated. Equity investments in which we exercise significant influence but do not control are accounted for using the equity method. Investments in which we are not able to exercise significant influence over the investee are accounted for under the cost method. Affinia Hong Kong Limited and Affinia India Private Limited are reporting their financial results on a one-month reporting lag.

Use of Estimates

The preparation of these consolidated financial statements requires estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Some of the more significant estimates include valuation of deferred tax assets and inventories; workers compensation; sales return, rebate and warranty accruals; restructuring, environmental and product liability accruals; valuation of postemployment and postretirement benefits and allowances for doubtful accounts. Actual results may differ from these estimates and assumptions.

Concentration of Credit Risk

The primary type of financial instruments that potentially subject the Company to concentrations of credit risk are trade accounts receivable. The Company limits its credit risk by performing ongoing credit evaluations of its customers and, when deemed necessary, requires letters of credit, guarantees or collateral. The majority of the Company’s accounts receivable is due from replacement parts wholesalers and retailers serving the aftermarket.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company’s net sales to its two largest customers as a percentage of total net sales from continuing operations for the year ended December 31, 2010, were 27%, and 8%; for the year ended December 31, 2009, were 29% and 8%; and for the year ended December 31, 2008, were 27% and 8%. Net sales represent the amounts invoiced to customers after adjustments related to rebates, returns and discounts. The Company provides reserves for rebates, returns and discounts at the time of sale which are subsequently applied to the account of specific customers based upon actual activity including the attainment of targeted volumes. The Company’s two largest customers’ accounts receivable as of December 31, 2010 represented approximately 37% and 10%, and as of December 31, 2009 represented 39% and 12% of the total accounts receivable.

Foreign Currency Translation

Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to Other Comprehensive Income.

Included in net income (loss) are the gains and losses arising from foreign currency transactions. The impact on income from continuing operations before income tax provision, equity in income and noncontrolling interest of foreign currency transactions including the results of our foreign currency hedging activities amounted to a loss of $10 million, $1 million and $4 million in 2008, 2009 and 2010, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Restricted Cash

Restricted cash relates to deposits requested by banks for notes payables issued to Haimeng’s suppliers in relation to its purchases.

Accounts receivable

We record trade accounts receivable when revenue is recorded in accordance with our revenue recognition policy and relieves accounts receivable when payments are received from customers. Generally, we do not require collateral for our accounts receivable.

Allowance for doubtful accounts

The allowance for doubtful accounts is established through charges to the provision for bad debts. We evaluate the adequacy of the allowance for doubtful accounts on a periodic basis. The evaluation includes historical trends in collections and write-offs, management’s judgment of the probability of collecting accounts, and management’s evaluation of business risk. This evaluation is inherently subjective, as it requires estimates that are susceptible to revision as more information becomes available. The allowance for doubtful accounts was $3 million and $2 million at December 31, 2009 and 2010, respectively.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the FIFO basis for all domestic inventories or average cost basis for non-U.S. inventories.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Goodwill

Goodwill is not amortized, but instead the Company evaluates goodwill for impairment, as of December 31 of each year, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of goodwill, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective reporting unit. If these estimates or related projections change in the future, we may be required to record impairment charges for goodwill at that time.

Intangibles

We have trade names with indefinite lives and other intangibles with definite lives. In lieu of amortization, we test trade names for impairment on an annual basis as of December 31 of each year, unless conditions arise that would require a more frequent evaluation. Trade names are tested for impairment by comparing the fair value to their carrying values.

Our intangibles with definite lives consist of customer relationships, patents and developed technology. These assets are amortized on a straight-line basis over estimated useful lives ranging from 5 to 20 years. Certain conditions may arise that could result in a change in useful lives or require us to perform a valuation to determine if the definite lived intangibles are impaired.

Deferred Financing Costs

Deferred financing costs are incurred to obtain long-term financing and are amortized using the effective interest method over the term of the related debt. The amortization of deferred financing costs is classified in interest expense in the statement of operations.

Properties and Depreciation

Fixed assets are being depreciated over their estimated remaining lives using primarily the straight-line method for financial reporting purposes and accelerated depreciation methods for federal income tax purposes. Major additions and improvements are capitalized and depreciated over their estimated useful lives, and repairs and maintenance are charged to expense in the period incurred. We review long-lived assets for impairment and general accounting principles require recognition of an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows. If the long-lived asset is not recoverable, we measure an impairment loss as the difference between the carrying amount and fair value of the asset.

Useful lives for buildings and building improvements, machinery and equipment, tooling and office equipment, furniture and fixtures principally range from 20 to 30 years, five to ten years, three to five years and three to ten years, respectively. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds is recorded as a gain or loss on disposition.

Revenue Recognition

Sales are recognized when products are shipped or received, depending on the contractual terms, and risk of loss has transferred to the customer. The Company estimates and records provisions for warranty costs, sales returns, rebates and other allowances based on experience and other relevant factors, when sales are recognized. The Company assesses the adequacy of its recorded warranty, sales returns, rebates and allowances liabilities on a regular basis and adjusts the recorded amounts as necessary. While management believes that these estimates are reasonable, warranty costs, actual returns, rebates and allowances may differ from estimates. Shipping and handling fees billed to customers are included in sales and the costs of shipping and handling are included in cost of sales. Inter-company sales have been eliminated.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Income Taxes

Income taxes are recognized during the period in which transactions enter into the determination of financial statement income, with deferred income taxes being provided for the tax effect of temporary differences between the carrying amount of assets and liabilities and their tax basis. Deferred income taxes are provided on the undistributed earnings of foreign subsidiaries and affiliated companies except to the extent such earnings are considered to be permanently reinvested in the subsidiary or affiliate. In cases where foreign tax credits will not offset U.S. income taxes, appropriate provisions are included in the combined or consolidated statement of operations.

The Company accounts for uncertain tax positions in accordance with ASC Topic 740, “Income Taxes.” The Company adopted the provisions of general accounting principles relating to uncertain tax positions (referred to as FIN 48) on January 1, 2007. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Financial Instruments

The reported fair values of financial instruments, consisting of cash and cash equivalents, trade accounts receivable and long-term debt, are based on a variety of factors. Where available, fair values represent quoted market prices for identical or comparable instruments. Where quoted market prices are not available, fair values are estimated based on assumptions concerning the implied market volatilities, amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of credit and market risk. Fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. As of December 31, 2009 and 2010, the book value of some of our financial instruments, consisting of cash and cash equivalents and trade accounts receivable, approximated their fair values. The fair value of long-term debt is disclosed in “Note 11. Debt.”

Redeemable Preferred Stock Embedded Derivative

The redeemable preferred stock embedded derivative liability is adjusted each quarter based on changes in the estimated fair value of the conversion option and a corresponding realized gain or loss is recorded as a change in fair value of redeemable preferred stock embedded derivative liability in the Company’s consolidated statements of operations.

Redeemable Preferred Stock Redemption Value

Since the Redeemable Preferred Stock is currently redeemable, the Company recognizes changes in the redemption value immediately as they occur by adjusting the carrying value of the security to equal the redemption value at the end of each reporting period. Changes in the redemption value are charged against retained earnings to the extent available, then are charged to additional paid-in capital thereafter. This method views the end of the reporting period as if it were also the redemption date for the security.

Environmental Compliance and Remediation

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to existing conditions caused by past operations which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated costs are based upon current

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

laws and regulations, existing technology and the most probable method of remediation. The costs are not discounted and exclude the effects of inflation. If the cost estimates result in a range of equally probable amounts, the lower end of the range is accrued.

Pension Plans

The Company maintains six defined benefit pension plans associated with its Canadian operations. The annual net periodic pension costs are determined on an actuarial basis.

Advertising Costs

Advertising expenses included in continuing operations were $26, $25 and $27 million for the years 2008, 2009, and 2010, respectively. The advertising expenses included in discontinued operations, were $2 million, $1 million and nil for the years 2008, 2009, and 2010, respectively. Advertising costs are recognized as selling expenses at the time advertising is incurred.

Promotional Programs

Cooperative advertising programs conducted with customers that promote the Company’s products are accrued as a rebate based on anticipated total amounts to be rebated to customers over the period of the agreement with the customer. Aftermarket distributors typically source their product lines at a particular price point and product category with one “full-line” supplier, such as our company, which covers substantially all of their product requirements. Switching to a new supplier typically requires that a distributor or supplier make a substantial investment to purchase, or “changeover” to, the new supplier’s products. The changeover costs and other incentives incurred in connection with obtaining new business are recognized as selling expense in the period in which the changeover from a competitor’s product to the Company’s product occurs. Infrequently, we enter into a contract with a customer for a set period of time that requires the reimbursement of the incentive by the customer if the future conditions of the contract are not met. In these infrequent cases the incentive is recorded as a reduction of revenue over the life of the contract.

Insurance

We use a combination of insurance and self-insurance for a number of risks, including workers’ compensation, general liability, vehicle liability and the company-funded portion of employee-related health care benefits. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions.

Research and Development Costs

Research and development expenses are charged to operations as incurred. The Company incurred $3 million, $4 million and $5 million for the years ended 2008, 2009 and 2010, respectively.

Free-Standing Derivatives

The Company is subject to various financial risks during the normal course of business operations, including but not limited to, adverse changes to interest rates, currency exchange rates, counterparty creditworthiness, and commodity prices. Pursuant to prudent risk management principles, the Company may utilize appropriate financial derivative instruments in order to mitigate the potential impact of these factors. The Company’s policies strictly prohibit the use of derivatives for speculative purposes.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

In 2010, the Company’s derivative instrument usage was limited to standard currency forward transactions intended to offset the earnings impact related to the periodic revaluation of specific non-functional currency denominated monetary working capital accounts and intercompany financing arrangements.

The Company does not seek hedge accounting treatment for its currency derivative transactions because the earnings impact from both the underlying exposures and the hedge transactions are recognized in each accounting period.

Stock-Based Compensation

We account for the employee stock options under the fair value method of accounting using a Black-Scholes model to measure stock-based compensation expense at the date of grant. The compensation expense for the year was less than $1 million for 2008, $1 million in 2009 and less than $1 million in 2010.

On July 20, 2005, we adopted the 2005 Stock Plan. The 2005 Stock Plan was amended on August 25, 2010 and on December 2, 2010 to increase the maximum shares of common stock that may be subject to awards. The 2005 Stock Plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to employees, directors or consultants of the Company and its affiliates. A maximum of 350,000 shares of common stock may be subject to awards under the 2005 Stock Plan. The number of shares issued or reserved pursuant to the 2005 Stock Plan (or pursuant to outstanding awards) is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in the common stock. Shares of common stock covered by awards that terminate or lapse and shares delivered by a participant or withheld to pay the minimum statutory withholding rate, in each case, will again be available for grant under the 2005 Stock Plan. Refer to “Note 14. Stock Incentive Plan” for further information on and discussion of our stock options.

On August 25, 2010, we commenced an offer to certain eligible holders of stock options to exchange their existing options to purchase shares of our common stock for restricted stock unit awards (“RSUs”). The RSUs granted in connection with the option exchange are governed by the 2005 Stock Plan and a new Restricted Stock Unit Agreement. The RSUs are subject to performance-based and market-based vesting restrictions, which differ from the performance and time-based vesting restrictions applicable to the exchanged stock options. We will estimate the fair value of restricted stock unit awards using the value of our common stock on the date of grant, reduced by the present value of our common stock prior to vesting. The fair value of the RSUs will be expensed either pro rata over the requisite service term or in full if the requisite service period has passed when the RSUs vest in accordance with the performance conditions listed above. Stock-based compensation expense, which would be recorded in selling, general and administrative expenses, and tax related income tax benefits was not recorded for 2010 as the performance condition has not been met.

Deferred Compensation Plan

We started a deferred compensation plan in 2008 that permits executives to defer receipt of all or a portion of the amounts payable under our non-equity incentive compensation plan. All amounts deferred will be treated solely for purposes of the plan to have been notionally invested in our common stock. As such, the accounts under the plan will reflect investment gains and losses associated with an investment in our common stock. We match 25% of the deferral with an additional notional investment in our common stock, which is subject to vesting as provided in the plan.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures about Fair Value Measurements.” This update requires additional disclosure within the roll forward of activity for assets and liabilities measured at fair value on a recurring basis, including transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy and the separate presentation of purchases, sales, issuances and settlements of assets and liabilities within Level 3 of the fair value hierarchy. In addition, the update requires enhanced disclosures of the valuation techniques and inputs used in the fair value measurements within Levels 2 and 3. The new disclosure requirements are effective for interim and annual periods beginning after December 15, 2009. We adopted this guidance on disclosures in the first quarter of 2010. There are also additional new disclosure requirements for purchases, sales, issuances and settlements of Level 3 measurements, which are effective for interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-6 did not have a material impact on the Company’s consolidated financial statements.

In July 2010, the FASB amended ASC 310, “Receivables,” with ASU 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,” to require additional information related to financing receivables, including loans and trade accounts receivable with contractual maturities exceeding one year. With the exception of disclosures related to activity occurring during a reporting period, which are effective for fiscal years beginning after December 15, 2010, the provisions of this update are effective as of December 31, 2010. The adoption of ASU 2010-20 did not have a material impact on the Company’s consolidated financial statements.

Note 8. Inventories, net

Inventories are valued at the lower of cost or market. Cost is determined on the FIFO basis for all domestic inventories or average cost basis for non-U.S. inventories. Inventories are reduced by an allowance for slow-moving and obsolete inventories based on management’s review of on-hand inventories compared to historical and estimated future sales and usage. A summary of inventories, net is provided in the table below:

(Dollars in millions)	At December 31, 2009(1)	At December 31, 2010

Raw materials	$103	$120
Work-in-process	26	34
Finished goods	301	366

	$430	$520

(1)	The inventory as of December 31, 2009 excludes $67 million of inventory in our Commercial Distribution Europe segment, which is classified in current assets of discontinued operations.

During 2009, we had a change in estimate that adjusted the carrying amount of finished goods inventory. The change results from new information as defined in ASC Topic 250-10. Due to the recent addition of new processes related to certain remanufactured inventory components, we were able to determine the cost of these components. The financial impact of this change in estimate increased inventory and decreased cost of sales by $3 million in 2009.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 9. Goodwill

Goodwill is not amortized, but instead the Company evaluates goodwill for impairment, as of December 31 of each year, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of goodwill, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective reporting unit. We have tested goodwill for impairment as of the end of the year, and concluded no impairment existed.

In conjunction with the acquisition of the NAPD business, we determined the fair value of intangibles, property, plant and equipment, other assets and liabilities. Based on our valuations and purchase accounting adjustments, we recorded $22 million as goodwill.

In conjunction with the acquisition of Affinia Hong Kong Limited, we determined the fair value of intangibles, property, plant and equipment, other assets and liabilities. Based on our valuations and purchase accounting adjustments, we recorded $30 million as goodwill at the end of 2008 and we have decreased goodwill by $7 million in 2009 for purchase accounting adjustments.

The goodwill also relates to the initial acquisition in 2004 and a minor acquisition in the second quarter of 2008. For the 2004 acquisition, in accordance with ASC Topic 805-740 the tax benefit for the excess of tax-deductible goodwill over the reported amount of goodwill is applied to first reduce the goodwill related to the Acquisition. The tax benefit for the excess of tax deductible goodwill reduced reported goodwill by approximately $7 million during 2009 and 2010. The amount of goodwill remaining at the end of December 31, 2010 relating to the initial 2004 acquisition is $23 million. Once the reported amount of goodwill for the 2004 acquisition is reduced to zero, the remaining tax benefit reduces the basis of intangible assets purchased in the 2004 acquisition. Any remaining tax benefit reduces the income tax provision.

The following table summarizes our goodwill activity, which is related to the On and Off-highway segment, during 2009 and 2010:

(Dollars in millions)
Balance at December 31, 2008	$68
Tax benefit reductions	(7)
Affinia Hong Kong Limited acquisition adjustments	(7)

Balance at December 31, 2009	$54
Goodwill related to acquisition of NAPD business	22
Tax benefit reductions	(7)
Currency and other adjustments	2

Balance at December 31, 2010	$71

Note 10. Other Intangible Assets

As of December 31, 2009 and 2010, the Company’s other intangible assets primarily consisted of trade names, customer relationships, and developed technology. The Company recorded approximately $8 million, $9 million and $8 million of intangible asset amortization in 2008, 2009 and 2010, respectively. We anticipate $9 million in amortization in each of the next four years and $8 million in 2015. In 2010, we acquired the NAPD business and as a result we increased our customer relationships by $8 million, unpatented technology by $5 million and non-competition agreement by $1 million. Amortization expense is calculated on a straight line basis over 5 to 20 years. We determine on a periodic basis whether the lives and the method for amortization are accurate.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Trade names are tested for impairment annually as of December 31 of each year by comparing their fair value to their carrying values. The fair value for each trade name was established based upon a royalty savings approach. We determined that there were impairments of other intangible assets of $2 million, $4 million and nil in 2008, 2009 and 2010, respectively.

Due to the downturn in the credit markets and intensified competition in the United Kingdom and other Western European countries, the Commercial Distribution Europe segment trade name was impaired $2 million in 2008. In 2009, the Commercial Distribution Europe segment was impaired $4 million due to the decrease in carrying value of the intangibles which were not recoverable through the sales process. The impairments in 2008 and 2009 were recorded in discontinued operations. A rollforward of the other intangibles and trade names for 2009 and 2010 is shown below:

(Dollars in millions)	December 31, 2008	Amortization	Impairment	Other	December 31, 2009	Amortization	Impairment	Other	December 31, 2010

Trade names	$48	$—	$—	$—	$48	$—	$—	$—	$48
Customer relationships	100	(7)	(3)	—	90	(6)	—	8	92
Developed technology/Other	15	(2)	(1)	(1)	11	(2)	—	7	16

Total	$163	$(9)	$(4)	$(1)	$149	$(8)	$—	$15	$156

Accumulated amortization for the intangibles was $43 million and $51 million as of December 31, 2009 and 2010, respectively. The weighted average amortization period by class of intangible was the following: 19 years for customer relationships and 12 years for developed technology and other intangibles.

Note 11. Debt

On August 13, 2009, we refinanced our former term loan facility, revolving credit facility and accounts receivable facility. The refinancing consisted of the ABL Revolver and the Secured Notes, the proceeds of which were used to repay outstanding borrowings under our former term loan facility, revolving credit facility and accounts receivable facility, as well as to settle interest rate derivatives and to pay fees and expenses related to the refinancing. The ABL Revolver and the Secured Notes replaced our revolving credit facility, which would have otherwise matured on November 30, 2010, our former term loan facility, which would have otherwise matured on November 30, 2011, and our accounts receivables facility, which would have otherwise matured on November 30, 2009.

On December 1, 2010, we issued an irrevocable notice of redemption to redeem $22.5 million aggregate principal amount of our Secured Notes on December 31, 2010, pursuant to their terms at a redemption price equal to 103% of the principal amount of such notes being redeemed, plus accrued and unpaid interest to the redemption date.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

On December 9, 2010, we completed an offering of an additional $100 million of Additional Notes. The Additional Notes have been issued at a price equal to 100% of their face value. The Additional Notes were issued pursuant to the Indenture, dated November 30, 2004, pursuant to which Affinia Group Inc. issued its existing outstanding $267 million aggregate principal amount of the Initial Notes. Other than with respect to the date of issuance and issue price, the Additional Notes have the same terms as, and are treated as a single class with, the Initial Notes. Affinia Group Inc.’s obligations under the Additional Notes are guaranteed on an unsecured senior subordinated basis by Affinia Intermediate Holdings Inc. and certain of Affinia Groups Inc.’s current and future wholly-owned domestic subsidiaries. The Company used the proceeds from the offering of the Additional Notes to finance its $24 million acquisition of the remaining 50% interest of Affinia India Private Limited and to finance our $52 million acquisition of the NAPD business on December 16, 2010. The proceeds of the offering of the Additional Notes were also used to redeem $22.5 million in aggregate principal amount of our Secured Notes on December 31, 2010. Debt consists of the following:

	At December 31,
(Dollars in millions)	2009	2010

9% Senior subordinated notes, due November 2014	$267	$367
10.75% Senior secured notes, due August 2016	222	200
ABL revolver, due November 2015	90	90
Seller note including interest paid in kind and discount accretion, due November 2019	91	102
Affiliate debt with rates of 2.9% to 5.4%	22	39

	692	798
Less: Current portion	(12)	(27)

	$680	$771

Scheduled maturities of debt for each of the next five years and thereafter are as follows:

(Dollars in millions)
Year	Amount
2011	$27
2012	12
2013	—
2014	367
2015	90
2016 and thereafter	302

Total debt	$798

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The fair value of debt is as follows:

Fair Value of Debt at December 31, 2009

(Dollars in millions)	Book Value of Debt	Fair Value Factor	Fair Value of Debt

Senior subordinated notes, due November 2014	$267	98.75%	$264
Senior secured notes, due August 2016	222	107.63%	239
ABL revolver, due November 2015	90	100%	90
Seller note including interest paid in kind and discount accretion, due November 2019	91	85%	77
Affiliate debt	22	100%	22

Total fair value of debt at December 31, 2009			$692

Fair Value of Debt at December 31, 2010

(Dollars in millions)	Book Value of Debt	Fair Value Factor	Fair Value of Debt

Senior subordinated notes, due November 2014	$367	102.75%	$377
Senior secured notes, due August 2016	200	111.00%	222
ABL revolver, due November 2015	90	100%	90
Seller note including interest paid in kind and discount accretion, due November 2019	102	86%	88
Affiliate debt	39	100%	39

Total fair value of debt at December 31, 2010			$816

The carrying value of fixed rate short-term debt approximates fair value because of the short term nature of these instruments, and the carrying value of the Company’s current floating rate debt instruments approximates fair value because of the variable interest rates pertaining to those instruments. The fair value of the long-term debt was estimated based on quoted market prices.

Asset based credit facilities. On August 13, 2009, Affinia Group Inc. and certain of its subsidiaries entered into a four-year $315 million ABL Revolver that includes (i) a revolving credit facility (the “U.S. Facility”) of up to $295 million for borrowings solely to the U.S. domestic borrowers, including (a) a $40 million sub-limit for letters of credit and (b) a $30 million swingline facility, and (ii) a revolving credit facility (the “Canadian Facility”) of up to $20 million for Canadian Dollar denominated revolving loans solely to a Canadian borrower. Availability under the ABL Revolver is based upon monthly (or more frequent under certain circumstances) borrowing base valuations of Affinia Group Inc.’s eligible inventory and accounts receivable and is reduced by certain reserves in effect from time to time. The ABL Collateral consists of all accounts receivable, inventory, cash (other than certain cash proceeds of Notes Collateral (as defined in the indenture governing the Secured Notes)) and proceeds of the foregoing and certain assets related thereto, in each case held by Affinia Group Intermediate Holdings Inc., Affinia Group Inc. and certain of their subsidiaries.

On November 30, 2010, we entered into an amendment to the credit agreement governing the ABL Revolver. The ABL Revolver has been amended to, among other things, (a) increase the amount of additional

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

unsecured indebtedness that we may incur from $100 million to $300 million and provide certain conditions to any issuance of such indebtedness in excess of $100 million, (b) amend the covenants with respect to: making certain dividends, distributions, restricted payments and investments; extending, renewing and refinancing certain existing indebtedness; amending certain material documents; and issuing and disposing of certain equity interests, (c) reduce the pricing spread applicable to each type of loan by 150 basis points at each level of average aggregate availability and remove the floor formerly applicable to the LIBOR rate and the BA rate, (d) extend the maturity date from August 13, 2013 to November 30, 2015 (subject to early termination under certain limited circumstances), (e) allow for prepayments of certain outstanding indebtedness with the proceeds of an initial public offering (if Affinia Group Holdings Inc. undertakes an initial public offering) and permit the merger of Affinia Group Intermediate Holdings Inc. with and into Affinia Group Holdings Inc. upon satisfaction of certain preconditions to such merger and (f) modify certain other provisions thereof.

At December 31, 2010, we had $90 million outstanding under the ABL Revolver. During the year, we borrowed funds at a weighted average interest rate of approximately 5.5% under this facility. We had an additional $191 million of availability after giving effect to $15 million in outstanding letters of credit and $3 million for borrowing base reserves as of December 31, 2010.

Mandatory Prepayments. If at any time the outstanding borrowings under the ABL Revolver (including outstanding letters of credit and swingline loans) exceed the lesser of (i) the borrowing base as in effect at such time and (ii) the aggregate revolving commitments as in effect at such time, we will be required to prepay an amount equal to such excess and/or cash collateralize outstanding letters of credit.

The maturity date of the ABL Revolver is November 30, 2015, subject to early termination if our senior subordinated notes which mature less than six months after such date are not refinanced, renewed or extended, or fully redeemed, fully cash defeased, paid in full or fully cash collateralized, prior to the date which is 91 days before the earlier of November 30, 2015 and the maturity date of the senior subordinated notes.

Voluntary Prepayments. Subject to certain conditions, the ABL Revolver allows us to voluntarily reduce the amount of the revolving commitments and to prepay the loans without premium or penalty other than customary breakage costs for LIBOR rate contracts.

Covenants. The ABL Revolver contains affirmative and negative covenants that, among other things, limit or restrict Intermediate Holdings’ and its subsidiaries ability to create liens and encumbrances; incur debt; merge, dissolve, liquidate or consolidate; make acquisitions and investments; dispose of or transfer assets; pay dividends or make other payments in respect of the borrowers capital stock; amend certain material documents; change the nature of the borrowers business; make certain payments of debt; engage in certain transactions with affiliates; change the borrowers fiscal periods; and enter into certain restrictive agreements, in each case, subject to certain qualifications and exceptions.

In addition, if availability under the ABL Revolver is less than the greater of 12.5% of the total revolving loan commitments and $39.5 million, Intermediate Holdings will be required to maintain a fixed charge coverage ratio, which is defined in the ABL Revolver, of at least 1.10x measured for the last twelve-month period.

Interest Rates and Fees. Outstanding borrowings under the U.S. Facility accrue interest at an annual rate of interest equal to (i) a base rate plus the applicable spread or (ii) a LIBOR rate plus the applicable spread. Outstanding borrowings under the Canadian Facility accrue interest at an annual rate of interest equal to (i) the Canadian prime rate plus the applicable spread or (ii) the BA rate (the average discount rate of bankers’ acceptances as quoted on the Reuters Screen CDOR page) plus the applicable spread. We pay a commission on letters of credit issued under the U.S. Facility at a rate equal to the applicable spread for loans based upon the

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

LIBOR rate. The ABL Revolver, as amended on November 30, 2010, revises the applicable spread, as set forth below, for purposes of calculating the annual rate of interest applicable to outstanding borrowings under the U.S. Facility and the Canadian Facility. In addition, the 1.50% floor formerly applicable to the LIBOR rate and the BA rate was eliminated.

Level	Average Aggregate Availability	Base Rate Loans and Canadian Prime Rate Loans	LIBOR Loans and Canadian BA Rate Loans
I	≤$105,000,000	1.75%	2.75%
II	> $105,000,000 but ≤ $210,000,000	1.50%	2.50%
III	> $210,000,000	1.25%	2.25%

The borrowers pay certain fees with respect to the ABL Revolver, including (i) an unused commitment fee of 0.50% per annum on the undrawn portion of the credit facility (subject to a step-down to 0.375% in the event more than 50% of the commitments (excluding swingline loans) under the credit facility are utilized) and (ii) customary annual administration fees and fronting fees in respect of letters of credit equal to 0.125% per annum on the stated amount of each letter of credit outstanding during each month. During an event of default, the fee payable under clause (i) shall be increased by 2% per annum.

Senior Notes

Secured Notes. On August 13, 2009, Affinia Group Inc. issued $225 million of Secured Notes as part of the refinancing. The Secured Notes were offered at a price of 98.799% of their face value, resulting in approximately $222 million of net proceeds. The approximately $3 million discount will be amortized based on the effective interest rate method and included in interest expense until the Secured Notes mature. Subject to Affinia Group Inc.’s compliance with the covenants described in the indenture securing the Secured Notes, Affinia Group Inc. is permitted to issue more Secured Notes from time to time under the Indenture. The Secured Notes and the additional notes, if any, will be treated as a single class for all purposes of the indenture governing the Secured Notes, including waivers, amendments, redemptions and offers to purchase. The Secured Notes mature in 2016 and accrue interest at rate of 10.75% per annum payable semiannually. The Secured Notes are senior obligations of Affinia Group Inc.

On December 1, 2010, Affinia Group Inc. issued an irrevocable notice of redemption to redeem $22.5 million aggregate principal amount of its Secured Notes on December 31, 2010, pursuant to their terms at a redemption price equal to 103% of the principal amount of such notes being redeemed, plus accrued and unpaid interest to the redemption date. The Secured Notes outstanding balance net of the discount was $200 million as of December 31, 2010.

Subordinated Notes. On November 30, 2004, Affinia Group Inc. issued $300 million of Subordinated Notes. The Subordinated Notes and the additional notes, if any, will be treated as a single class for all purposes of the indenture governing the Subordinated Notes, including waivers, amendments, redemptions and offers to purchase. The Subordinated Notes mature in 2014 and accrue interest at rate of 9% per annum payable semiannually. The Subordinated Notes are senior obligations of Affinia Group Inc.

In June of 2009, Affinia Group Holdings Inc. purchased in the open market approximately $33 million in principal amount of the Subordinated Notes and thereafter contributed such notes to Affinia Group Intermediate Holdings Inc., which contributed such notes to Affinia Group Inc. Affinia Group Inc. promptly surrendered such purchased notes for cancellation, which resulted in a pre-tax gain on the extinguishment of debt of $8 million in 2009.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

On December 9, 2010, Affinia Group Inc. completed an offering of $100 million of Additional Notes. The Additional Notes have been issued at a price equal to 100% of their face value. The Additional Notes were issued pursuant to the Indenture, dated November 30, 2004, pursuant to which the Company issued its existing outstanding $267 million aggregate principal amount of Initial Notes. Other than with respect to the date of issuance and issue price, the Additional Notes have the same terms as, and are treated as a single class with, the Initial Notes. Affinia Group Inc.’s obligations under the Additional Notes are guaranteed on an unsecured senior subordinated basis by Affinia Group Intermediate Holdings Inc. and certain of our current and future wholly-owned domestic subsidiaries. The outstanding balance of the Subordinated Notes at December 31, 2010 was $367 million. Subject to Affinia Group Inc.’s compliance with the covenants described in the indenture securing the Subordinated Notes, Affinia Group Inc. is permitted to issue more Subordinated Notes from time to time under the indenture.

Indenture Provisions. The indentures governing the Secured Notes and the Subordinated Notes limit Affinia Group Inc.’s (and its restricted subsidiaries’) ability to incur and guarantee additional indebtedness, issue disqualified stock or issue certain preferred stock; pay dividends on, make other distributions on, redeem or repurchase our capital stock or make certain other restricted payments; create certain liens or encumbrances; issue capital stock; make certain investments or acquisitions; make capital expenditures; pay dividends, make distributions or make other payments from its subsidiaries; changes their lines of business; enter into certain types of transactions with affiliates; use assets as security in other transactions; sell certain assets or merge with or into other companies and designate subsidiaries as unrestricted subsidiaries. Subject to certain exceptions, Affinia Group Inc. and its restricted subsidiaries are permitted to incur additional indebtedness, including secured indebtedness, under the terms of the indentures governing the Secured Notes and the Subordinated Notes.

During 2009, we recorded a write-off of $5 million to interest expense for unamortized deferred financing costs associated with the term loan facility, revolving credit facility and the accounts receivable facility. Additionally, we recorded $22 million in total deferred financing costs related to the new ABL Revolver and the issuance of the Secured Notes.

During 2010, we recorded a write-off of $1 million to interest expense for unamortized deferred financing costs associated with the redemption of $22.5 million of the Secured Notes. Additionally, we recorded $5 million in total deferred financing costs related to the amendment to ABL Revolver and the issuance of additional $100 million in Senior Subordinated Notes. The unamortized deferred financing will be charged to interest expense over the next five years for the ABL Revolver, six years for the Secured Notes and four years for the Subordinated Notes. The following table summarizes the deferred financing activity from December 31, 2008 to December 31, 2010:

(Dollars in millions)
As of December 31, 2008	11
Amortization	(4)
Write-off of unamortized deferred financing costs	(5)
Deferred financing costs	22

Balance at December 31, 2009	$24
Amortization	(5)
Write-off of unamortized deferred financing costs	(1)
Deferred financing costs	5

Balance at December 31, 2010	$23

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Seller Note. As part of the financing in connection with the Acquisition, the Company issued a subordinated payment in kind note due 2019 with a face amount of $74.5 million (the “Seller Note”) to an affiliate of Dana. The Seller Note had an estimated fair value of $50 million upon issuance.

The Seller Note will mature on November 30, 2019. The interest rate on the Seller Note was initially 8% per annum with an increase to 10% per annum on November 30, 2009, payable in kind at the option of the Company. On each interest payment date, accrued interest that is then unpaid (interest that is paid in kind) that has not been previously added to the principal amount is added to the principal of the Seller Note. Accordingly, as of December 31, 2009 and 2010 the value of the Seller Note includes interest paid in kind and unamortized discount in the amount of $41 million and $52 million, respectively. The imputed interest rate, for interest paid in kind and unamortized discount, is 12.5% per annum. We may prepay at its option all or part of the Seller Note at specified prepayment prices subject to structural and contractual subordination described below. Upon a change in control, the holder shall have the right to require us to repurchase the Seller Note at specified prepayment prices. Under specified circumstances, we will be required to offer to redeem a portion of the Seller Note at specified prepayment prices using 17.5% of dividends proposed to be made. Notwithstanding our option to make cash interest payments, our senior credit facilities and the indentures governing the Secured Notes and Subordinated Notes limit Affinia Group Inc.’s and Holdings’ ability to make dividends to us for the purpose of making any payments in respect of, or otherwise servicing, the obligation represented by the Seller Note. Affinia Group Inc. and Holdings, as issuer and guarantor of the Secured Notes and Subordinated Notes, have no obligations with respect to the Seller Note.

Payment under the Seller Note is structurally and contractually subordinated to the prior payment in full of our senior subordinated notes and all of our other senior debt. Any holder may sell or otherwise transfer all or part of the Seller Note (in no less than increments of $10 million of the principal amount) with the prior written consent of the Company which consent shall not be unreasonably withheld if such transfer would not adversely affect us.

Note 12. Redeemable Preferred Stock

On October 30, 2008, we authorized 200,000 shares of preferred stock and designated for issuance 150,000 shares of 9.5% Class A Convertible Participating Preferred Stock, with a par value of $0.01 per share and an initial issue price of $1,000 per share. Affinia issued 51,475 shares of Redeemable Preferred Stock on October 31, 2008 and no further shares have been issued. A summary of the Company’s Redeemable Preferred Stock holders is as follows:

Number of shares outstanding
Cypress	40,000
OMERS	10,000
Stockwell Fund L.P.	1,100
Other.	375

Total	51,475

The rights of the Redeemable Preferred Stock are as set forth below.

Voting Rights

Each holder of Redeemable Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the Redeemable Preferred Stock held by such holder are convertible.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Dividends

The holders of Redeemable Preferred Stock accrue dividends at the prescribed rate of 9.5%. Dividends are cumulative, are payable only in kind in additional shares of Redeemable Preferred Stock and not in cash, accrue on a daily basis, and compound semi-annually. Dividends are accrued whether or not there are profits, surplus or other funds legally available for payment. All dividends shall be fully paid or declared with funds irrevocably set apart for payment before any other dividends may be declared or paid to common stockholders. Holders of the Redeemable Preferred Stock are allowed to participate in the dividends to common stockholders as if the Redeemable Preferred Stock had been converted to common stock at the principal amount as of the dividend declared date.

Liquidation

Upon any liquidation event (specifically, (i) the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, (ii) any sale, merger, consolidation, recapitalization or reorganization that results in the stockholders of the Company immediately prior to such transaction failing to own at least 50% of the voting securities of the surviving or resulting company or (iii) the sale or disposition, in one or a series of related transactions, of all or substantially all of the Company’s assets) each holder of the Redeemable Preferred Stock is entitled to be paid, before any distribution or payment is made upon any junior securities, an amount in cash equal to the greater of the aggregate preferred value and the amount to which such holder would be entitled to receive if the Redeemable Preferred Stock were converted into common stock. The aggregate preferred value is the sum of all of the issued shares of Redeemable Preferred Stock, plus the number of additional shares of Redeemable Preferred Stock accrued (whether or not paid or issued) multiplied by the issue price, multiplied by 1.5 on or before December 31, 2009 or 2.0 after December 31, 2009.

Conversion Rights

The holders of Redeemable Preferred Stock have the right to convert at a minimum of 1/3 of their Redeemable Preferred Stock plus accrued dividends into shares of common stock at an initial conversion price of $100 that equates to a 10:1 conversion rate at any time until the scheduled redemption date of October 31, 2013. The conversion price is subject to adjustment based upon certain contractually defined events or conditions.

Redemption Rights

The redemption of the Redeemable Preferred Stock is not solely within the control of the Company due to certain provisions that provide for redemption under liquidation events, special repurchase offers or the mere passage of time until the scheduled redemption date. On October 31, 2013, the Company is required to redeem all outstanding Redeemable Preferred Stock at the holder’s option in cash, common stock or a combination of both at the aggregate preferred value. Prior to October 31, 2013, the Company can redeem the Redeemable Preferred Stock held plus accrued dividends at any time at the greater of the aggregate preferred value or the fair market value of the common stock as if they were converted as of the date of such redemption. The early redemption is subject to availability of funds and the terms and conditions of the credit agreement.

The holders of the Redeemable Preferred Stock can convert all or any portion of the Redeemable Preferred Stock at any time based upon the number of shares held and the conversion price on such date. Further, the holders of the Redeemable Preferred Stock control a majority of the votes of the Company’s board of directors. Therefore the Redeemable Preferred Stock is classified outside of permanent equity in the mezzanine section of the balance sheet.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Since the Redeemable Preferred Stock is currently redeemable, the Redeemable Preferred Stock is adjusted to its maximum redemption value as of the balance sheet date. The change in redemption value is treated in the same manner as a preferred dividend and is recorded through additional paid-in capital because the company has a deficit in retained earnings. The following table demonstrates the redemption value requirements of the preferred shares at the issuance date of October 31, 2008, the end of 2008 through 2012, and the ending redemption date of October 31, 2013:

(Dollars in millions)
Year	Amount
October 31, 2008	$77
December 31, 2008	78
December 31, 2009	86
December 31, 2010	126
December 31, 2011	138
December 31, 2012	152
October 31, 2013	$164

On October 31, 2013, the redemption requirement and carrying value of the Redeemable Preferred Stock would be $164 million.

The Company has determined that the conversion feature embedded in its Redeemable Preferred Stock is required to be accounted for separately from the Redeemable Preferred Stock as a derivative liability. Separation of the conversion feature as a derivative liability is required because the redemption feature allows the holders to require the Company to redeem Redeemable Preferred Stock for cash in an amount equal to the fair market value of the common stock into which the Redeemable Preferred Stock is convertible. This part of the redemption feature effectively provides the holders of the Redeemable Preferred Stock with a mechanism to “net settle” the conversion feature into cash. Further, the embedded conversion feature must be separately accounted for as a derivative because its economic characteristics are considered more akin to an equity instrument and are therefore not considered to be clearly and closely related to the economic characteristics of the Redeemable Preferred Stock, which is considered more akin to a debt instrument than equity, due to the scheduled redemption date. Accordingly, upon issuance of its Redeemable Preferred Stock, the Company recorded an embedded derivative liability representing the estimated fair value of the right of holders of Redeemable Preferred Stock to receive the fair market value of the common stock issuable upon conversion of the Redeemable Preferred Stock at any time (the “conversion option”). Refer to “Note 25. Derivatives” for further clarification on the calculation of the embedded derivative.

Note 13. Accounts Receivable Factoring

We have agreements with third party financial institutions to factor certain receivables on a non-recourse basis. The terms of the factoring arrangements provide for the factoring of certain U.S. Dollar-denominated or Canadian Dollar-denominated receivables, which are purchased at the face value amount of the receivable discounted at the annual rate of LIBOR plus a spread on the purchase date. The amount factored is not contractually defined by the factoring arrangements and our use will vary each month based on the amount of underlying receivables and the cash flow needs of the Company.

We began factoring our accounts receivable during the third quarter of 2010. During 2010, the total accounts receivable factored was $156 million and the cost incurred on factoring was $2 million. Accounts receivable factored by us are accounted for as a sale and removed from the balance sheet at the time of factoring and the cost of the factoring is accounted for in other income.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 14. Stock Incentive Plan

On July 20, 2005, Affinia Group Holdings Inc. adopted our 2005 Stock Plan. The 2005 Stock Plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to employees, directors or consultants of Affinia Group Holdings Inc. and its affiliates. A maximum of 350,000 shares of our common stock may be subject to awards under the 2005 Stock Plan. The number of shares issued or reserved pursuant to the 2005 Stock Plan (or pursuant to outstanding awards) is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in the common stock. Shares of common stock covered by awards that terminate or lapse and shares delivered by a participant or withheld to pay the minimum statutory withholding rate, in each case, will again be available for grant under the 2005 Stock Plan.

Administration. The 2005 Stock Plan is administered by the compensation committee of our Board of Directors. The committee has full power and authority to make, and establish the terms and conditions of any award, and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions or payment dates). The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan and to make any other determinations that it, in good faith, deems necessary or desirable for the administration of the plan and may delegate such authority as it deems appropriate. The committee may correct any defect or supply an omission or reconcile any inconsistency in the plan in the manner and to the extent the committee deems necessary or desirable and any decision of the committee in the interpretation and administration of the plan shall lie within its sole and absolute good faith discretion and shall be final, conclusive and binding on all parties concerned.

Options. The committee determines the option price for each option; however, the stock options must have an exercise price that is at least equal to the fair market value of the common stock on the date the option is granted. An option holder may exercise an option by written notice and payment of the option price (i) in cash or its equivalent, (ii) by the surrender of a number of shares of common stock already owned by the option holder for at least six months (or such other period established by the committee) with a fair market value equal to the exercise price, (iii) if there is a public market for the shares, subject to rules established by the committee, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and to deliver to Affinia Group Holdings Inc. an amount out of the proceeds of the sale equal to the aggregate option price for the shares being purchased or (iv) by another method approved by the committee.

Stock Appreciation Rights. The committee may grant stock appreciation rights independent of or in connection with an option. The exercise price per share of a stock appreciation right shall be an amount determined by the committee. Generally, each stock appreciation right shall entitle a participant upon exercise to an amount equal to (i) the excess of (1) the fair market value on the exercise date of one share of common stock over (2) the exercise price, multiplied by (ii) the number of shares of common stock covered by the stock appreciation right. Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, all as shall be determined by the committee.

Other Stock-Based Awards. The committee may grant awards of restricted stock units, rights to purchase stock, restricted stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of common stock. The other stock-based awards will be subject to the terms and conditions established by the committee.

Transferability. Unless otherwise determined by the committee, awards granted under the 2005 Stock Plan are not transferable other than by will or by the laws of descent and distribution.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Change of Control. In the event of a change of control (as defined in the 2005 Stock Plan), the committee may provide for (i) the termination of an award upon the consummation of the change of control, but only if the award has vested and been paid out or the participant has been permitted to exercise an option in full for a period of not less than 30 days prior to the change of control, (ii) the acceleration of all or any portion of an award, (iii) payment in exchange for the cancellation of an award and/or (iv) the issuance of substitute awards that would substantially preserve the terms of any awards.

Amendment and Termination. Our Board of Directors may amend, alter or discontinue the 2005 Stock Plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent.

Management Stockholders Agreement. All shares issued under the plan will be subject to a management stockholders agreement or a director stockholders agreement, as applicable.

Restrictive Covenant Agreement. Unless otherwise determined by our Board of Directors, all award recipients will be obligated to sign the standard Confidentiality, Non-Competition and Proprietary Information Agreement which includes restrictive covenants regarding confidentiality, proprietary information and a one year period restricting competition and solicitation of our clients, customers or employees. In the event a participant breaches these restrictive covenants, any exercise of, or payment or delivery pursuant to, an award may be rescinded by the committee in its discretion in which event the participant may be required to pay to us the amount of any gain realized in connection with, or as a result of, the rescinded exercise, payment or delivery.

Amendment. On November 14, 2006, the Compensation Committee of the Company revised the vesting terms applicable to options previously awarded by the Committee to its named executive officers, as well as all other employees, under the Plan. One-half of these options vest in equal portions at the end of each year beginning with the year of the grant and ending December 31, 2009 (the “Vesting Period”), 40% are eligible for vesting in equal portions upon the Company’s achievement of certain specified annual EBITDA performance targets over the Vesting Period and 10% are eligible for vesting in equal portions upon the Company’s achievement of certain net working capital performance targets over the Vesting Period. The Committee has not modified the time-vesting options or the working capital performance options. The Committee elected to modify the vesting terms for the EBITDA performance options so that these options were eligible for vesting in equal portions at the end of each of the years 2007, 2008, and 2009. The Committee also modified the performance targets for those years. The fair value of the modified award was slightly higher than the grant date fair value.

2005 Stock Plan

On July 20, 2005, Affinia Group Holdings Inc. adopted the 2005 Stock Plan with a maximum of 227,000 shares of common stock subject to awards. On August 25, 2010, Affinia Group Holdings Inc. increased the number of shares of common stock subject to awards from 227,000 to 300,000, and Affinia Group Holdings Inc. commenced an offer to certain eligible holders of stock options to exchange their existing options to purchase shares of Affinia Group Holdings Inc.’s common stock for RSUs with new vesting terms (the “Option Exchange”). The RSUs granted in connection with the Option Exchange are governed by the 2005 Stock Plan and the new Restricted Stock Unit Award Agreement. On December 2, 2010, Affinia Group Holdings Inc. increased the number of shares of common stock subject to awards from 300,000 to 350,000.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

A table of the 2005 Stock Plan balances for the restricted stock units, stock options, deferred compensation shares and stock awards is summarized below.

	At December 31,
	2009	2010
Restricted stock units*	—	239,000
Stock options*	175,638	34,062
Deferred compensation shares	7,153	19,967
Stock award	—	163
Shares available	44,209	56,808

Number of shares of common stock subject to awards	227,000	350,000

*	The Option election period commenced on August 25, 2010 and expired on September 24, 2010. The completion of the Option Exchange for the RSUs occurred on October 18, 2010 and 100% of the eligible option holders elected to participate. A total of 24 eligible employees and directors participated in the Option Exchange. In addition, three eligible employees and directors who did not have vested options received RSUs. Affinia Group Holdings Inc. accepted for exchange options to purchase a total of 61,868 shares of Affinia Group Holdings Inc.’s common stock. All surrendered options were cancelled in exchange for RSUs. The options had been fully expensed by the exchange date. The total RSUs issued on October 18, 2010 and December 1, 2010 covered 235,000 and 4,000 shares, respectively, of Affinia Group Holdings Inc.’s common stock.

Stock Options

The option holders who were not eligible for the Option Exchange had 34,062 stock options outstanding as of December 31, 2010, which included vested options of 34,062 and no unvested options. Pursuant to the terms of the 2005 Stock Plan, each option expires August 1, 2015. The exercise price is $100 per option.

We account for our employee stock options under the fair value method of accounting using a Black-Scholes model to measure stock-based compensation expense at the date of grant. Dividend yields were not a factor because there were no cash dividends declared during 2008, 2009, and 2010. Our weighted-average Black-Scholes fair value assumptions include:

	2008	2009	2010
Weighted-average effective term	5.2 years	5.2 years	5.2 years
Weighted-average risk free interest rate	4.35%	4.33%	4.38%
Weighted-average expected volatility	40.1%	40.8%	40.4%
Weighted-average fair value of options (Dollars in millions)	$7	$7	$1

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The fair value of the stock option grants is amortized to expense over the vesting period. The Company reduces the overall compensation expense by a turnover rate consistent with historical trends. Stock-based compensation expense, which was recorded in selling, general and administrative expenses, and tax related income tax benefits were less than $1 million for 2008, $1 million for 2009 and less than $1 million for 2010.

Options
Outstanding at January 1, 2008	217,510
Granted	9,500
Forfeited/expired	(45,225)

Outstanding at December 31, 2008	181,785
Granted	1,500
Forfeited/expired	(7,647)

Outstanding at December 31, 2009	175,638
Granted	2,000
Exercised	(1,000)
Exchanged	(61,868)
Forfeited/expired	(80,708)

Outstanding at December 31, 2010	34,062

Restricted Stock Units

The RSUs granted in connection with the Option Exchange are governed by the 2005 Stock Plan and a new Restricted Stock Unit Award Agreement.

The RSUs are subject to performance-based and market-based vesting restrictions, which differ from the performance and time-based vesting restrictions applicable to the exchanged stock options. The RSUs will vest if (i) the RSU holder remains employed with Affinia Group Holdings Inc. on the date that either of the following vesting conditions occurs and (ii) either of the following vesting conditions occurs on or prior to the date on which Cypress ceases to hold any remaining Affinia Group Holdings Inc. common stock:

•

Cypress Scenario—Cypress has received aggregate transaction proceeds in cash or marketable securities (not subject to escrow, lock-up, trading restrictions or claw-back) with respect to the disposition of more than 50% of its common equity interests in Affinia Group Holdings Inc. in an amount that represents a per-share equivalent value that is greater than or equal to two times the average per share price paid by Cypress for its aggregate common equity investment in Affinia Group Holdings Inc.; or

•	IPO Scenario—Affinia Group Holdings Inc.’s common stock trades on a public stock exchange at an average closing price of $225 (as adjusted for stock splits) over a 60 consecutive trading day period.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

As part of the Option Exchange, the total RSUs granted on October 18, 2010 covered 235,000 shares of Affinia Group Holdings Inc. common stock. As of December 31, 2010, 239,000 shares had been awarded, none of which have vested. We estimate the fair value of market-based restricted stock units using a Monte Carlo simulation model on the date of grant. Our weighted-average Monte Carlo fair value assumptions include:

	Cypress Scenario	IPO Scenario
Effective term	0.6 years	1.4 years
Risk free interest rate	1.1%	1.1%
Expected volatility	70%	70%
Fair value of an RSU	$107.72	$124.25
Expected expense (Dollars in millions)	$26	$30

In the event that either of the performance-based conditions (Cypress Scenario or IPO Scenario) are met, the fair value of the RSUs will be recognized in stock-based compensation expense either 1) pro rata over the requisite service term including a cumulative catch-up related to service provided through the date the performance condition is met or 2) in full once the respective market-based condition is met or 3) in full if the requisite service period has already passed when the performance condition is met. Stock-based compensation expense, which would be recorded in selling, general and administrative expenses, and tax related income tax benefits was not recorded for 2010 as neither of the performance conditions have been met. If the RSUs do not vest prior to ten years from the date of grant then the RSUs will expire. If the performance condition is met on the 239,000 RSUs the amount of expense we would have to record is $30 million under the IPO scenario or $26 million under the Cypress scenario.

RSUs
Outstanding at December 31, 2009	—
Issued per Option Exchange	235,000
Granted	4,000
Forfeited/expired	—

Outstanding at December 31, 2010	239,000

Note 15. Earnings per Share

Basic earnings per share are computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period. Dilutive potential common shares include Redeemable Preferred Stock, deferred executive compensation common stock match and outstanding stock options.

Redeemable Preferred Stock

On October 31, 2008, Affinia issued 51,475 shares of Redeemable Preferred Stock with an initial issue price of $1,000 per share. Any dividends declared or paid to common stock holders, the Redeemable Preferred Stock holders shall also partake in such dividends as if the Redeemable Preferred Stock had been converted into common stock based on the conversion rate prior to the declared dividend date, as such we will use the two class method that treats the Redeemable Preferred Stock as having rights to earnings that otherwise would have been available to the common stock holders. The conversion price for 2008, 2009 and 2010 is $100 dollars that equates to a 10:1 conversion rate. The Redeemable Preferred Stock holders may at any time convert their shares into common stock based on the conversion rate in effect as of such date. Refer to “Note 12. Redeemable Preferred Stock” for further discussion of such instrument.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Deferred Compensation

All amounts deferred under the deferred compensation plan will be treated to have been notionally invested in common stock. The Company matches 25% of the deferral with an additional notional investing in our common stock, which are subject to vesting. As such, the Company match of 25% shall be reflected in diluted earnings per share.

Stock Options

The outstanding stock options shall be reflected in diluted earnings per share by application of the treasury stock method. Under the treasury stock method, the exercise of the options shall be assumed at the beginning of the period and common stock shall also be assumed to be issued at that time. The proceeds from the options exercised shall be assumed to be used to purchase common stock at the average market price during the period. The incremental shares shall be included in the denominator of the diluted earnings per share computation. However, options will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the options. We will not include the exercise of the stock options in our dilutive earnings per share computation due to the market price being below the exercise price in 2008 and 2009.

RSUs

The RSUs are subject to performance-based and market based vesting restrictions, whose issuance is contingent upon the satisfaction of either the Cypress Scenario or IPO Scenario. The RSUs shall be considered outstanding and included in the computation of diluted EPS, if one of the scenarios have been satisfied by the end of the period, those shares shall be included as of the beginning of the period in which the scenario was satisfied. We will not include the issuance of the RSUs in our dilutive earnings per share computation due to the Cypress Scenario or IPO Scenario having not been satisfied by the end of December 31, 2010.

Basic and diluted earnings per share were computed using the following:

	2008	2009	2010
Basic and diluted numerator reconciliation (Dollars in millions):
Net income (loss) from continuing operations	$13	$(7)	$(1)
Less: redeemable preferred stock dividends and carrying value increase	27	8	40
Less: net income attributable to noncontrolling interest, net of tax	—	2	4

Net loss from continuing operations attributable to the Company	(14)	(17)	(45)
Loss from discontinued operations, net of tax	(19)	(61)	—

Net loss attributable to the Company	$(33)	$(78)	$(45)

Diluted denominator reconciliation (in thousands):
Basic weighted average outstanding shares of common stock	3,558	3,559	3,572
Dilutive Preferred Stock(1)	—	—	—
Dilutive deferred executive compensation common stock match(2)	—	—	—
Dilutive common stock options(3)	—	—	—
Dilutive RSUs(4)	—	—	—

Diluted weighted average outstanding shares of common stock	3,558	3,559	3,572

(1)	Not included in computation of diluted earnings per share because to do so would have been antidilutive for 2008, 2009 and 2010. The potential dilutive effects as of the years ended 2008, 2009 and 2010 were 515, 523 and 574 thousand shares, respectively.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

(2)	Not included in computation of diluted earnings per share because to do so would have been antidilutive for 2009 and 2010. The potential dilutive effects as of the years ended 2009 and 2010 were 1 and 4 thousand shares.
(3)	Not included in computation of diluted earnings per share because to do so would have been antidilutive for 2008, 2009 and 2010. The potential dilutive effects as of the years ended 2008, 2009 and 2010 were 218, 182 and 63 thousand shares, respectively.
(4)	Not included in computation of diluted earnings per share because the Cypress Scenario or IPO Scenario have not been satisfied by the end of December 31, 2010. The RSUs issued as of the year ended 2010 were 239 thousand shares.

Note 16. Pension and Other Postretirement Benefits

The Company provides defined contribution and defined benefit, qualified and nonqualified, pension plans for certain employees.

Under the terms of the defined contribution retirement plans, employee and employer contributions may be directed into a number of diverse investments. Expenses related to these defined contribution plans were $8 million for the year ended December 31, 2008, $1 million for the year ended December 31, 2009 and $5 million for the year ended December 31, 2010.

The Company has Canadian defined benefit pension plans (the assets of which are referred to as the “Fund”). These plans are managed in accordance with applicable legal requirements relating to the investment of registered pension plans. The responsibility for the investment of the Fund lies with the Investment Committee of ITT Industries of Canada Ltd. (the “Committee”). The Committee is composed of representatives of ITT and of the participating companies, which includes our Company. The investments objectives of the plans are to maximize long-term total investment returns while assuming a prudent level of risk deemed appropriate by the Committee. The Fund may not engage in certain investments that are not permitted for a pension plan pursuant to applicable provincial pension benefits legislation and the Income Tax Act of Canada. Additionally, the Fund may not invest more than 10% of the assets in any single public issue of securities except where the security is issued by or guaranteed by the government of Canada or a Canadian province. This investment policy permits plan assets to be invested in a number of diverse investment categories such as demand or term deposits, short term notes, treasury bills, bankers acceptances, commercial paper, investment certificates issued by banks, insurance companies or trust companies, bonds and non-convertible debentures, mortgages and other asset-backed securities, convertible debentures, real estate, preferred and common stocks that are traded publicly, including both Canadian and foreign stocks, resource properties, venture capital, insured contracts, pooled funds, segregated funds, trusts, closed-end investment companies, limited partnerships and other structured vehicles invested directly or indirectly in, or in interests.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

We did not terminate any plans in 2010; however, we settled $20 million of the assets in the pension plans. During the year we purchased annuities for many of the participants of the pension plans. We are in the process of winding down the plans. How quickly we settle all of the pension plan assets is subject to approval from a Canadian regulatory agency. The following tables provide a reconciliation of the changes in the Company’s defined benefit pension plans’ and the fair value of assets for the years ended December 31, 2009 and December 31, 2010, as well as the statements of the funded status and schedules of the net amounts recognized in the balance sheet at December 31, 2009 and 2010. The measurement date for the amounts in these tables was December 31 of each year presented:

(Dollars in millions)	Pension Benefits
	Year Ended December 31, 2009	Year Ended December 31, 2010

Reconciliation of benefit obligation
Obligation at beginning of period	$18	$22
Service cost	—	—
Interest cost	1	1
Plan amendment	—	—
Actuarial (gain) loss	1	1
Benefit payments	(1)	(1)
Settlement	—	(20)
Translation adjustments	3	—

Obligation at end of period	$22	$3

Accumulated benefit obligation	$22	$3

(Dollars in millions)	Pension Benefits
	Year Ended December 31, 2009	Year Ended December 31, 2010

Reconciliation of fair value of plan assets
Fair value, beginning of period	$13	$20
Actual return on plan assets	3	1
Employer contributions	3	2
Benefit payments	(1)	(2)
Settlement	—	(20)
Translation adjustments	2	1

Fair value, end of period	$20	$2

(Dollars in millions)	Pension Benefits
	Year Ended December 31, 2009	Year Ended December 31, 2010

Funded Status	$(2)	$(1)
Unrecognized net actuarial loss	4	1

Accrued benefit cost	$2	$—

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The weighted average asset allocations of the pension plans at December 31, 2009 and December 31, 2010 were as follows:

	December 31, 2009	December 31, 2010
Asset Category
Equity securities	61%	68%
Controlled-risk debt securities	38%	28%
Cash and short-term obligations	1%	4%

Total	100%	100%

The target asset allocations of the pension plans for equity securities, controlled-risk debt securities, absolute return strategies investments and cash and other assets at December 31, 2009 and December 31, 2010 were 70%, 30%, 0% and 0%.

The following table presents the funded status of the Company’s pension plans and the amounts recognized in the balance sheet as of December 31, 2009 and 2010:

	December 31, 2009	December 31, 2010
(Dollars in millions)
Accumulated benefit obligation at beginning of period	$18	$22
Projected benefit obligation	22	3
Fair value of assets	20	2

Accrued cost	$(2)	$(1)

Amounts recognized in balance sheet:
Accrued benefit liability	$(2)	$(1)
Intangible asset	—	—
Accumulated other comprehensive income	4	1

Net amount recognized	$2	$—

The Company’s projected benefit payments by the pension plans subsequent to December 31, 2010 are expected to be $2 million in 2011 and $1 million over the next nine years.

Projected contributions to be made to the Company’s defined benefit pension plans are expected to be in aggregate $1 million over the next ten years.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Components of net periodic benefit costs for the Company’s defined benefit plans for the years ended December 31, 2008, December 31, 2009 and December 31, 2010 are as follows:

	Pension Benefits
	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
(Dollars in millions)
Service cost	$—	$—	$—
Interest cost	1	1	1
Settlement	—	—	4
Expected return on plan assets	(1)	(1)	(1)
Amortization of transition obligation	—	—	—
Amortization of prior service cost	—	—	—
Recognized net actuarial loss	2	2	1

Net periodic benefit cost	$2	$2	$5

	December 31, 2008	December 31, 2009	December 31, 2010
Discount rate	5.3%	5.1%	5.5%
Expected return on plan assets	6.1%	6.1%	6.6%

The discount rate and expected return on plan assets for the Company’s plans presented in the tables above are used to determine pension expense for the succeeding year.

Fair Value Measurements. The following tables present our plan assets using the fair value framework as of December 31, 2010 and 2009. The fair value framework requires the categorization of our plan assets into three levels based upon the assumptions (inputs) used to price the plan assets. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

•

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table presents our plan assets using the fair value framework as of December 31, 2010.

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
(Dollars in millions)
Cash and cash equivalents
Cash and cash equivalents	$—	$—	$—	$—
Equity securities:
Canadian equities	1	—	—	1
Other equities	—	—	—	—
Fixed income securities
Canadian Government Securities	—	1	—	1
Corporate bonds	—	—	—	—

Total plan assets	$1	$1	$—	$2

The following table presents our plan assets using the fair value framework as of December 31, 2009.

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
(Dollars in millions)
Cash and cash equivalents
Cash and cash equivalents	$—	$—	$—	$—
Equity Securities:
Canadian equities	8	1	—	9
Other equities	2	2	—	4
Fixed income securities
Canadian Government Securities	—	1	—	1
Corporate bonds	—	6	—	6

Total plan assets	$10	$10	$—	$20

Note 17. Income Tax

The components of the income tax provision (benefit) are as follows:

(Dollars in millions)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Current:
U.S. federal	$—	$—	$—
U.S. state and local	—	1	1
Non-United States	25	22	24

Total current	25	23	25
Deferred:
U.S. federal & state	(7)	(4)	(3)
Non-United States	(4)	—	1

Total deferred	(11)	(4)	(2)

Income tax provision	$14	$19	$23

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The income tax provision was calculated based upon the following components of income from continuing operations before income taxes provision, equity in income and noncontrolling interest:

(Dollars in millions)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
United States	$(45)	$(73)	$(80)
Non-United States	72	84	101

Earnings (loss) before income taxes	$27	$11	$21

Deferred tax assets (liabilities) consisted of the following:

(Dollars in millions)	At December 31, 2009	At December 31, 2010
Deferred tax assets:
Net operating loss carryforwards	$109	$128
Inventory reserves	16	17
Expense accruals	34	29
Other	18	20

Subtotal	177	194
Valuation allowance	(24)	(24)

Deferred tax assets	153	170
Deferred tax liabilities:
Depreciation & amortization	22	23
Foreign earnings	1	7
Interest Accrual	7	7

Deferred tax liabilities	30	37

Net deferred tax assets	$123	$133

Balance Sheet Presentation:
Current deferred taxes	$50	$40
Deferred income taxes	79	99
Other accrued expenses	—	—
Deferred employee benefits & other noncurrent liabilities	(6)	(6)

Net deferred tax assets	$123	$133

Valuation allowances are provided for deferred tax assets whenever the realization of the assets is not deemed to meet a more likely than not standard. Accordingly, valuation allowances have been provided for net operating losses in certain non-U.S. countries and U.S. states. U.S. income and foreign withholding taxes have not been recognized on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. This amount becomes taxable upon a repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary. The amount of such temporary differences totaled $117 million at December 31, 2010. Determination of the amount of any unrecognized deferred income tax liability on this temporary difference is not practicable.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The effective income tax rate differs from the U.S. federal income tax rate for the following reasons:

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
U.S. federal income tax rate	35.0%	35.0%	35.0%
Increases (reductions) resulting from:
State and local income taxes, net of federal income tax benefit	-1.0	1.9	2.8
Valuation allowance		62.4	4.2
Non-U.S. income	-8.4	-94.6	-43.8
U.S. Permanent Differences*	13.8	40.0	60.3
Change in fair value of redeemable preferred stock embedded derivative liability	-4.0	74.6	40.4
Unremitted Earnings	11.0	23.4	11.4
Miscellaneous items	5.8	18.5	1.7

Effective income tax rate	52.2%	161.2%	112.0%

*	The U.S. Permanent Differences affecting the tax rate are a result of a deemed distribution and nondeductible expenses.

At the end of 2010, federal domestic net operating loss carryforwards were $312 million. Of these, $12 million expire in 2024, $19 million expire in 2025, $44 million expire in 2026, $42 million expire in 2027, $83 million expire in 2028, $70 million expire in 2029 and $42 million expire in 2030. At the end of 2010, state domestic net operating loss carryforwards were estimated to be $185 million, the majority of which expire between 2020 and 2030. At the end of 2010, foreign net operating loss carryforwards were $24 million and expire as follows: $1 million in 2012, $6 million in 2013, $3 million in 2014, $0.5 million in 2015, $2 million in 2016, $1 million in 2018, $3 million in 2019, $5 million in 2026, $0.5 million in 2029 and $2 million in 2030. Realization of the tax benefits associated with loss carryforwards is dependent on generating sufficient taxable income prior to their expiration.

The following table summarizes the activity related to our unrecognized tax benefits:

(Dollars in millions)
Balance at January 1, 2008	$2
Increases to tax positions	—
Decreases to tax positions	—

Balance at January 1, 2009	$2
Increases to tax positions	—
Decreases to tax positions	—

Balance at January 1, 2010	$2
Increases to tax positions	—
Decreases to tax positions	—

Balance at December 31, 2010	$2

Included in the balance of unrecognized tax benefits at December 31, 2010, are $2 million of tax benefits that, if recognized, would affect the effective tax rate. The Company recognizes interest related to unrecognized tax benefits in interest expense and penalties as part of the income tax provision. As of December 31, 2010 the Company’s accrual for interest and penalties is less than $1 million.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. For jurisdictions in which the Company transacts significant business, tax years ending December 31, 2004 and later remain subject to examination by tax authorities. We do not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Note 18. Property, Plant and Equipment

The following table breaks out the property, plant and equipment in further detail:

	December 31,
(Dollars in millions)	2009	2010

Property, plant and equipment
Land and improvements to land	$25	$29
Buildings and building fixtures	80	80
Machinery and equipment	179	193
Software	26	28
Other	1	—
Construction in progress	12	31

	323	361
Less: Accumulated depreciation	(124)	(144)

	$199	$217

The property, plant and equipment as of December 31, 2009 excludes our Commercial Distribution Europe segment property, plant and equipment, of $18 million, which was impaired. Depreciation is recognized on a straight-line basis over an asset’s estimated useful life. The depreciation expense from continuing operations was $25 million, $27 million, and $29 million for 2008, 2009, and 2010, respectively.

Note 19. Other Accrued Expenses

The following table breaks out the other accrued expenses in further detail:

	December 31,
(Dollars in millions)	2009	2010

Return reserve	$17	$17
Accrued promotions and defective product	10	10
Core deposit liability	9	9
Taxes other than income taxes	41	37
Tax deposit payable	14	9
Interest payable	12	11
Accrued restructuring	7	4
Accrued workers compensation	6	6
Accrued freight	4	11
Other	34	37

	$154	$151

The other accrued expenses primarily consist of accrued selling and marketing expenses, accrued utilities, accrued legal and professional fees and other miscellaneous accruals.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

A reconciliation of the changes in our return reserves is as follows beginning with January 1, 2008:

	December 31,
(Dollars in millions)	2008	2009	2010

Beginning balance January 1	$20	$18	$17
Amounts charged to revenue	58	56	43
Returns processed	(60)	(57)	(43)

Ending balance December 31	$18	$17	$17

Note 20. Commitments and Contingencies

At December 31, 2010, the Company had purchase commitments for property, plant and equipment of approximately $13 million.

The Company had future minimum rental commitments under non-cancelable operating leases of $66 million at December 31, 2010, with future rental payments of:

(Dollars in millions)	Operating Leases

2011	$12
2012	13
2013	11
2014	10
2015	6
Thereafter	14

Total	$66

The leases do not contain restrictions on future borrowings. There are no significant lease escalation clauses or purchase options. Rent expense from continuing operations was $20 million, $19 million and $18 million in 2008, 2009 and 2010, respectively.

Various claims, lawsuits and administrative proceedings are pending or threatened against us and our subsidiaries, arising from the ordinary course of business with respect to commercial, intellectual property, product liability and environmental matters. We believe that the ultimate resolution of the foregoing matters will not have a material effect on our financial condition or results of operations or liquidity.

On March 31, 2008, a class action lawsuit was filed by S&E Quick Lube Distributors, Inc. of Utah against several auto parts manufacturers for allegedly conspiring to fix prices for replacement oil, air, fuel and transmission filters. Several auto parts companies are named as defendants, including Champion Laboratories, Inc., Purolator Filters NA LLC, Honeywell International Inc., Cummins Filtration Inc., Donaldson Company, Baldwin Filters Inc., Bosch USA., Mann + Hummel USA Inc., ArvinMeritor Inc., United Components Inc. and Wix Filtration Corp LLC (“Wix Filtration”), one of our subsidiaries. The lawsuit is currently pending as a consolidated Multi-District Litigation (“MDL”) Proceeding in Chicago, IL because of multiple “tag-along” filings in several jurisdictions. Two suits have also been filed in the Canadian provinces of Ontario and Quebec. Wix Filtration, along with other named defendants, have filed various motions to dismiss plaintiffs’ complaints, which were denied by the court in December 2009. Several defendants, including Wix Filtration, refiled motions to dismiss based upon plaintiff’s most recent amended complaint. The court denied those motions in September

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

2010. Discovery in the action continues. Despite the U.S. Department of Justice closing its investigation in this matter, the State of Washington Attorney General issued Civil Investigative Demands to all defendants. We believe that Wix Filtration did not engage in any improper conduct and in any event did not have significant sales in this particular market at the relevant time periods so we do not expect the lawsuit to have a material adverse effect on our financial condition or results of operations. We intend to vigorously defend this matter.

DPH Holdings Corp., a successor to Delphi Corporation and certain of its affiliates (“Delphi”), served the Company and certain of our other subsidiaries with a complaint to avoid over $17 million in allegedly preferential transfers, substantially all of which relate to allegedly preferential transfers involving our non-U.S. subsidiaries. On February 4, 2011, we settled with Delphi for $0.1 million.

The Company has various accruals for civil liability, including product liability, and other costs. If there is a range of equally probable outcomes, we accrue at the lower end of the range. The Company had $1 million and $2 million accrued as of December 31, 2009 and December 31, 2010, respectively. In addition, we have various other claims that are not probable of occurrence that range from less than $1 million to $12 million. There are no recoveries expected from third parties.

During the first quarter of 2007 we signed a letter of credit in connection with a real estate lease. ASC 460, “Guarantees”, requires that this letter of credit be accounted for as a guarantee. The fair value of this guarantee as of December 31, 2010 was $1 million and is included in other noncurrent liabilities and other long-term assets.

Note 21. Restructuring of Operations

In 2005, we announced two restructuring plans: (i) a restructuring plan that we announced at the beginning of 2005 as part of the Acquisition, also referred to as the acquisition restructuring and (ii) a restructuring plan that we announced at the end of 2005, also referred to herein as the comprehensive restructuring. We have completed the acquisition restructuring and we are in process of completing the comprehensive restructuring.

Comprehensive Restructuring

The comprehensive restructuring was announced in December 2005 and has resulted in the closure of 36 facilities. Additionally, we previously announced the closure of our Litchfield, Illinois plant but the closure date has been delayed until 2011. Once this plant is closed in 2011 the comprehensive restructuring will be completed. We anticipate that we will incur over the next couple of years approximately $4 million additional comprehensive restructuring costs related to the closure of the final facility and other costs related to closed facilities which we still own or lease. The major components of the comprehensive restructuring through 2010 were employee severance costs, asset impairment charges, and other costs (i.e. moving costs, environmental remediation, site clearance and repair costs) each of which we expect to represent approximately 41%, 18% and 41% respectively, of the total cost of the restructuring.

The comprehensive restructuring will result in approximately $171 million in restructuring costs, which exceeds preliminary expectations of $152 million.

In connection with the comprehensive restructuring, we recorded $13 million in restructuring costs in 2010. The comprehensive and other restructuring costs are disclosed by period in the chart below and were recorded in selling, general and administrative expense, cost of sales and as part of discontinued operations.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Other Restructuring

At the end of 2009, we approved the closure of our distribution operations located in Mississauga, Ontario, Canada. The operations closed at the end of the first quarter of 2010. The closure of this operation is part of the Company’s continuing effort to improve its distribution system and serve the replacement parts market effectively and efficiently. The charges were comprised of employee severance costs of $1 million and other trailing liabilities of $4 million. We incurred approximately $4 million in 2010 and $1 million in 2009 related to the closure of this facility. We anticipate another $2 million in restructuring costs in 2011 related to the closure of the facility.

On May 3, 2010, we announced the closure of our brake manufacturing operations located in Maracay, Edo Aragua, Venezuela. The operations closed during the second quarter of 2010. These actions resulted in the Company incurring pre-tax charges of approximately $7 million, of which approximately $4 million were cash expenditures. The charges were comprised of employee severance costs of $3 million, asset impairments of $3 million, and other trailing liabilities of $1 million.

(Dollars in millions)	Discontinued Operations	Selling, General and Administrative Expenses	Cost of Sales	Total

Comprehensive Restructuring
2005	$—	$2	$21	$23
2006	1	38	1	40
2007	12	23	3	38
2008	12	27	1	40
2009	2	10	1	13
2010	—	13	—	13

Total Comprehensive Cost	27	113	27	$167
Other Restructuring
2009	—	1	—	1
2010	—	8	3	11

Total Other Restructuring Cost	—	9	3	12

Total Restructuring Cost	$27	$122	$30	$179

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The restructuring charges for the comprehensive restructuring and further restructuring consist of employee termination costs, other exit costs and impairment costs. Severance costs are being accounted for in accordance with ASC Topic 420, “Exit or Disposal Cost Obligations” and ASC Topic 712, “Compensation—Nonretirement Postemployment Benefits.” The following summarizes the restructuring charges and activity for all the Company’s restructuring programs:

Accrued Restructuring

(Dollars in millions)	Comprehensive	Other	Total

Balance at December 31, 2008	$11	—	$11
Charges to expense:
Employee termination benefits	4	1	5
Asset write-offs expense	1	—	1
Other expenses	8	—	8

Total restructuring expenses	13	1	14
Cash payments and asset write-offs:
Cash payments	(15)	—	(15)
Asset retirements and other	(3)	—	(3)

Balance at December 31, 2009	$6	1	$7
Charges to expense:
Employee termination benefits	—	4	4
Asset write-offs expense	1	3	4
Other expenses	12	4	16

Total restructuring expenses	13	11	24
Cash payments and asset write-offs:
Cash payments	(13)	(7)	(20)
Asset retirements and other	(3)	(4)	(7)

Balance at December 31, 2010	$3	1	$4

At December 31, 2010, $4 million of restructuring charges remained in accrued liabilities, relating to wage and healthcare continuation for severed employees and other termination costs. These remaining benefits are expected to be paid during 2011. The following table shows the restructuring expenses by segment:

(Dollars in millions)	2008	2009	2010

On and Off-highway segment	$19	$8	$13
Brake South America segment	7	1	7
Corporate, eliminations and other	2	3	4

	$28	$12	$24
Commercial Distribution Europe segment	12	2	—

Total	$40	$14	$24

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 22. Related Party Transactions

Mr. John M. Riess, an Affinia Group Inc. Board member, is the parent of, J. Michael Riess, who is currently employed with Genuine Parts Company (NAPA) as president of a distribution facility. NAPA is the Company’s largest customer as a percentage of total net sales from continuing operations. NAPA accounted for 27%, 29% and 27% of our total net sales for the years ended December 31, 2008, 2009 and 2010, respectively.

Mr. Zhang Haibo, 15% owner of Affinia Hong Kong Limited (“AHK”), loaned $1.4 million to AHK to facilitate the establishment of a new subsidiary, Affinia Qingdao Braking Systems Co. Ltd., a new friction company in China with the intention of manufacturing friction products and distributing these products in Asia and North America. AHK owns 100% of the subsidiary. The contribution agreement has not been finalized as of December 31, 2010, but the cash has been received by AHK, as such we have recorded the $1.4 million as related party debt.

Mr. Zhang Haibo, contributed $2.5 million to AHK to facilitate the purchase of land for a new filtration company in China with the intention of manufacturing and distributing filtration products principally in Asia. The contribution did not change the ownership percentage and as a consequence the noncontrolling interest did not change but property, plant and equipment did increase.

The Company is controlled by affiliates of Cypress. Cypress charged Affinia Group Inc. $3 million in 2009, which consisted of a management fee for services related to the refinancing and other advisory services. This amount was included in selling, general, and administrative expenses.

Effective January 1, 2011, we, along with Affinia Group Holdings Inc. and Affinia Group Inc., entered into an Advisory Agreement with Torque Capital Group LLC for services related to corporate strategy, finance, investments and such other services as we may request from time to time. Mr. Joseph E. Parzick, one of our directors, is a managing partner of Torque Capital Group LLC. In connection with the Advisory Agreement, we, along with Affinia Group Holdings Inc. and Affinia Group Inc., have agreed to pay a quarterly fee of $400,000 for six calendar quarters expiring June 30, 2012, and have further agreed to pay a success fee of up to $3.0 million in the event Affinia Group Holdings Inc.’s shareholders realize a specified return on their investment. A copy of the Advisory Agreement is attached as an Exhibit hereto.

Effective January 1, 2011, we, along with Affinia Group Holdings Inc. and Affinia Group Inc., entered into an Advisory Agreement with Cypress Advisors, Inc. for services related to corporate strategy, finance, investments and such other services as we may request from time to time. Mr. James A. Stern, one of our directors, is a managing director of Cypress Advisors, Inc. In connection with the Advisory Agreement, we, along with Affinia Group Holdings Inc. and Affinia Group Inc., have agreed to pay a quarterly fee of $100,000 for six calendar quarters expiring June 30, 2012, and have further agreed to pay a success fee of up to $2.0 million in the event Affinia Group Holdings Inc.’s shareholders realize a specified return on their investment. A copy of the Advisory Agreement is attached as an Exhibit hereto.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 23. Segment Information

The products, customer base, distribution channel, manufacturing process, procurement are similar throughout all of the Company’s operations. However, due to different economic characteristics in the Company’s operations and in conformity with ASC Topic 280, “Segment Reporting,” the Company was previously presented as three separate reporting segments: (1) the On and Off-highway segment, which is composed of Filtration, Brake North America and Asia, Chassis and Commercial Distribution South America, (2) Brake South America segment and (3) Commercial Distribution Europe segment. All three segments are in the On and Off-highway industry but for segment reporting purposes we refer to the first segment as the On and Off-highway segment. Because of the sale of our Commercial Distribution Europe segment, the Commercial Distribution Europe segment was classified as discontinued operations and, as such is not presented in the net sales and operating profit segment tables below. See “Note 4. Discontinued Operation.” Segment net sales, operating profit, total assets, depreciation and amortization and capital expenditures were as follows:

(Dollars in millions)	Net Sales			Operating Profit
	2008	2009	2010	2008	2009	2010
On and Off-highway segment	$1,908	$1,792	$1,991	$141	$153	$167
Brake South America segment	26	22	15	(11)	(3)	(8)
Corporate, eliminations and other	(19)	(17)	(15)	(37)	(49)	(39)

	$1,915	$1,797	$1,991	$93	$101	$120

(Dollars in millions)	Total Assets
	2009	2010
On and Off-highway segment	$1,318	$1,417
Brake South America segment	8	—
Corporate, eliminations and other	124	199
Assets of discontinued operations	55	—

	$1,505	$1,616

(Dollars in millions)	Depreciation and Amortization			Capital Expenditures
	2008	2009	2010	2008	2009	2010
On and Off-highway segment	$22	$24	$27	$20	$27	$50
Brake South America segment	1	1	—	1	1	—
Corporate, eliminations and other	11	11	10	2	—	2

Total from continuing operations	34	36	37	23	28	52
Discontinued operations	2	2	—	2	3	—

	$36	$38	$37	$25	$31	$52

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Net sales by geographic region were as follows:

(Dollars in millions)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010

Brazil	$356	$321	$414
Canada	143	145	142
Poland	109	118	140
Other Countries	167	139	143

Total Other Countries	775	723	839
United States	1,140	1,074	1,152

	$1,915	$1,797	$1,991

Long-lived assets by geographic region were as follows:

(Dollars in millions)	December 31, 2009	December 31, 2010

Canada	$11	$15
China	71	76
Brazil	10	13
Other Countries	51	66

Total other countries	143	170
United States	283	297

	$426	$467

Net sales by geographic area were determined based on origin of sale. Geographic data on long-lived assets are comprised of property, plant and equipment, goodwill, other intangible assets and deferred financing costs.

We offer primarily three types of products: brake products, which include brake drums, rotors, pads and shoes and hydraulic brake system components; filtration products, which include oil, fuel, air and other filters; and chassis products, which include steering, suspension and driveline components. Additionally, we have Commercial Distribution South America products, which offer brake, chassis, filtration and other products. The Company’s sales by group of similar products are as follows:

(Dollars in millions)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010

Brake products	$684	$615	$648
Filtration products	727	713	759
Chassis products	155	153	169
Commercial Distribution South America products	368	333	430
Corporate, eliminations and other	(19)	(17)	(15)

	$1,915	$1,797	$1,991

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 24. Asset Retirement Obligations

We account for the fair value of an ARO in the period in which it is incurred if it can be reasonably estimated, with the offsetting associated asset retirement costs capitalized as part of the carrying amount of the long-lived assets. The asset retirement cost is subsequently allocated to expense using a systematic and rational method over its useful life. Changes in the ARO resulting from the passage of time are recognized as an increase in the carrying amount of the liability and as accretion expense, which is included in depreciation and amortization expense in the consolidated statements of operations. Changes resulting from revisions to the timing or amount of the original estimate of cash flows are recognized as an increase or a decrease in the asset retirement cost and ARO. The ARO recorded at December 31, 2009 and December 31, 2010 was $2 million.

Note 25. Derivatives

The Company’s financial derivative assets and liabilities consist of standard currency forward contracts. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

•

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

All derivative instruments are recognized on our balance sheet at fair value. The fair value measurements of our currency derivatives are based upon Level 2 inputs consisting of observable market data pertaining to relevant currency exchange rates, as reported by a recognized independent third-party financial information provider. Based upon the Company’s periodic assessment of our own creditworthiness and of the creditworthiness of the counterparties to our derivative instruments, our derivative instruments’ fair value measurements are not adjusted for nonperformance risk. The fair value measurements of the redeemable preferred stock embedded derivative are based upon Level 3 unobservable inputs consisting of inputs reflecting management’s own assumptions about the inputs used in pricing the liability.

Currency Rate Derivatives

Our currency derivative contracts are valued using then-current spot and forward market data as provided by external financial institutions. We enter into short-term hedging transactions with banking institutions of only the highest tiered credit ratings and thus the counterparty credit risk associated with these contracts is not considered significant.

Our currency derivatives are undesignated hedges of specific monetary asset balances subject to currency revaluation. Changes in the fair value of these hedging transactions are recognized in income each accounting period. At December 31, 2010, the aggregate notional amount of our currency derivatives was $121 million having a fair market value of $1 million in assets and less than $1 million in liabilities.

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company’s outstanding currency forward contracts are recorded in the Consolidated Balance Sheets as “Other current assets” or “Other accrued expenses,” accordingly. Currency derivative gains and losses are recognized in “Other income, net” in the Consolidated Statements of Operations in the reporting period of occurrence. The Company has not recorded currency derivative gains (losses) to other comprehensive income (loss) nor has it reclassified prior period currency derivative results from other comprehensive income (loss) to earning during the last twelve months. The Company does not anticipate that it will record any currency derivative gains or losses to other comprehensive income (loss) or that it will reclassify prior period currency derivative results from other comprehensive income (loss) to earnings in the next twelve months.

The notional amount and fair value of our outstanding currency forward contracts were as follows:

(Dollars in millions)	Notional Amount	Asset Derivative	Liability Derivative

As of December 31, 2010	$121	$1	$—
As of December 31, 2009	$133	$—	$—

Redeemable Preferred Stock Embedded Derivative

The Company has determined that the conversion feature embedded in its Redeemable Preferred Stock is required to be accounted for separately from the Redeemable Preferred Stock as a derivative liability. Separation of the conversion feature as a derivative liability is required because the redemption feature allows the holders to require the Company to redeem Redeemable Preferred Stock for cash in an amount equal to the fair market value of the common stock into which the Redeemable Preferred Stock is convertible. This part of the redemption feature effectively provides the holders of the Redeemable Preferred Stock with a mechanism to “net settle” the conversion feature into cash. Further, the embedded conversion feature must be separately accounted for as a derivative because its economic characteristics are considered more akin to an equity instrument and are therefore not considered to be clearly and closely related to the economic characteristics of the Redeemable Preferred Stock, which is considered more akin to a debt instrument than equity, due to the scheduled redemption date. Accordingly, upon issuance of its Redeemable Preferred Stock, the Company recorded an embedded derivative liability representing the estimated fair value of the conversion option. The embedded derivative liability is adjusted to reflect fair value at each period end with changes in fair value recorded in the change in fair value of redeemable preferred stock embedded derivative liability financial statement line item of the Company’s consolidated statements of operations.

The Company uses a binomial option pricing model to estimate the fair value of the conversion option embedded in the Redeemable Preferred Stock. The binomial model utilizes a “decision tree” whereby future movement in the company’s common stock price is estimated based on the volatility factor. The binomial options pricing model requires the development and use of assumptions. These assumptions include the expected volatility of the value of the Company’s equity, the expected conversion date, an appropriate risk-free interest rate, and the estimated fair value of the Company’s equity. We primarily determine the fair value of our Company’s equity by observable valuation multiples for comparable companies (“Market Approach”) and discounted cash flow model (“DCF model”). The Market Approach is a valuation technique whereby the value is calculated based on the prices of actual transactions for similar companies. These observations make it possible to determine the value of our shares since we have no active market. The completion of the DCF model requires that we make a number of significant assumptions to produce an estimate of future cash flows. These assumptions include projections of future revenue, costs and working capital changes.

The expected volatility of the Company’s equity is estimated based on the volatility of the value of the equity of publicly traded companies in a similar industry as the Company. The expected term of the conversion

Affinia Group Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

option is based on the period remaining until the contractually stipulated redemption date of October 31, 2013. The risk-free interest rate is based on the yield on U.S. Treasury zero coupon yield curve with a remaining term equal to the expected term of the conversion option.

The significant assumptions utilized in the Company’s valuation of the embedded derivative at issuance and at December 31, 2009 and 2010 were the following:

	12/31/2008	12/31/2009	12/31/2010
Term	4.8	3.8	2.8
Volatility factor	125%	70%	60%
Risk-free rate	1.5%	2.1%	1.0%
Risk-bond rate	30.0%	12.5%	12.0%

The fair values of the redeemable preferred stock embedded derivative are as follows:

(Dollars in millions)	Fair Value
As of December 31, 2010	$63
As of December 31, 2009	$37

The fair value increased by $26 million in 2010 due primarily to significant increase in estimated value of common and preferred shares driven mainly by market conditions. The following is a reconciliation of the beginning and ending balances for liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2010 and 2009.

(Dollars in millions)	Redeemable Preferred Stock Embedded Derivative Liability

Ending balance—December 31, 2008	12
Issuance of redeemable preferred stock dividends	1
Change in fair value of redeemable preferred stock embedded derivative liability	24

Ending balance—December 31, 2009	$37
Issuance of redeemable preferred stock dividends	2
Change in fair value of redeemable preferred stock embedded derivative liability	24

Ending balance—December 31, 2010	$63

             Shares

Affinia Group Holdings Inc.

Common Stock

Prospectus

J.P. Morgan	Barclays Capital	BofA Merrill Lynch	Baird

Wells Fargo Securities	BMO Capital Markets	BB&T Capital Markets

                    , 2011

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the sale of the shares of common stock being registered. All of such expenses are estimates, except for the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. filing fee and The New York Stock Exchange listing fee:

Registration fee—Securities and Exchange Commission		$16,399
Filing fee—Financial Industry Regulatory Authority, Inc.		25,500
Listing fee—The New York Stock Exchange		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Liability insurance for directors and officers		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Company’s restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

Section 145 of the DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145 of the DGCL.

The Company’s amended and restated bylaws will provide that the Company must indemnify its directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified as authorized in the Company’s bylaws. However, the Company shall not be required to indemnify or advance expenses to directors and officers in connection with a proceeding initiated by such person, except with respect to any compulsory counterclaim brought by such person or a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under the Company’s amended and restated bylaws, unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Company.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of the Company’s amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

The Company maintains standard policies of insurance that provide coverage (1) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to the Company with respect to indemnification payments that it may make to such directors and officers.

Reference is made to the form of underwriting agreement filed as Exhibit 1.1 to Amendment No. 1 to the registration statement on Form S-1 filed by the Company on August 12, 2010 for provisions providing that the underwriters are obligated under certain circumstances, to indemnify the Company’s directors, officers and controlling persons against certain liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Preferred Stock

On October 30, 2008, our Board authorized the issuance of 150,000 shares of 9.5% Class A Convertible Participating Preferred Stock (the “Preferred Stock”) at an initial issuance price of $1,000 per share. On October 31, 2008, we issued 51,475 shares to investment funds affiliated with The Cypress Group L.L.C., OMERS Administration Corporation, Stockwell Fund, L.P. and certain management and directors for an aggregate purchase price of $51,475,000 in a transaction not involving any public offering under Section 4(2) of the Securities Act. We did not engage any underwriters in connection with this transaction. We contributed substantially all of the proceeds from the issuance of Preferred Stock to Affinia Acquisition LLC for the purchase of an 85% controlling interest in Longkou Haimeng Machinery Co. Ltd.

Deferred Stock Units

On March 6, 2008, we adopted an unfunded non-qualified deferred compensation program pursuant to which certain of our senior employees, including our Named Executive Officers, are permitted to elect to defer all or a portion of their annual cash-based incentive awards which are then credited to the participant’s deferral account in the form of a notional investment in our common stock based on the fair market value of our common stock on the date of deferral. The Company makes a matching contribution of 25% of the amount of an employee’s deferral in the form of an additional notional investment in our common stock which vests on December 31 of the second calendar year following the calendar year in which such matching contributions were credited to an employee’s account. In 2009, a total of 5,722 vested stock units and an additional 1,431 matching restricted stock units were credited to employees under the deferred compensation plan. In 2010, a total of 12,122 vested stock units and an additional 3,044 matching restricted stock units were credited to employees under the deferred compensation plan. As of December 31, 2010, the aggregate account balance under the non-qualified deferred compensation program was 19,967 stock units, which includes 3,993 unvested restricted stock units. In the event a “change in control” (as defined in the non-qualified deferred compensation plan) or an initial public offering occurs prior to a participant’s separation from service, the participant will be fully vested in his or her entire account, including any Company matching contributions. Employee deferrals and Company matching contributions are notionally invested under this plan in our common stock, and once vesting of the Company matching contributions has occurred, distributions will be paid in the form of such shares of common stock (or cash, in certain circumstances) on the payment date elected by the participant or the participant’s separation from service (or the date that is six months following the date of such separation from service in the case of a “specified employee” within the meaning of Section 409A of the Internal Revenue Code), if earlier.

We offered participation in the non-qualified deferred compensation program in reliance upon the available exemptions from the registration requirements of the Securities Act, including Section 4(2) of the Securities Act and Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, the Registrant relied on the facts that participation was offered only to certain of our senior employees and that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to written “compensatory benefit plans” as defined under that rule.

Stock Option Exercise

On July 20, 2005, our Board adopted the Affinia Group Holdings Inc. 2005 Stock Incentive Plan, pursuant to which certain employees and non-employee directors of the Company were granted stock options to purchase shares of our common stock with a per share exercise price of $100. On June 10, 2010, one of our directors exercised 1,000 of such options for an aggregate cash exercise price of $100,000. As a result, we issued 1,000 shares of our common stock in reliance upon the available exemptions from the registration requirements of the Securities Act, including Section 4(2) of the Securities Act and Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, the Registrant relied on the facts that participation in the stock incentive plan was offered only to certain of our employees and non-employee directors and that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to written “compensatory benefit plans” as defined under that rule.

Option Exchange Program

On August 25, 2010, we commenced an offer to certain eligible option holders, including our Named Executive Officers, to exchange their existing options to purchase shares of our common stock for restricted stock unit awards with new vesting terms (the “Option Exchange”). The Option Exchange was completed on October 18, 2010 and all of the option holders who were eligible for the Option Exchange elected to participate in the exchange. As a result, we issued 235,000 restricted stock units stock in reliance upon the available exemptions from the registration requirements of the Securities Act, including Section 4(2) of the Securities Act and Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, the Registrant relied on the facts that participation in the Option Exchange was offered only to certain of our eligible option holders and that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to written “compensatory benefit plans” as defined under that rule.

Senior Notes

On August 13, 2009, Affinia Group Inc., our indirect wholly-owned subsidiary, issued $225 million aggregate principal amount of its 10.75% Senior Secured Notes due 2016 for an aggregate offering price of approximately $222 million. Affinia Group Inc. offered the notes without registration in reliance on the exemptions afforded by Rule 144A promulgated under the Securities Act for private resales of securities to qualified institutional buyers and Regulation S promulgated under the Securities Act for offerings of securities outside of the United States. Gross spread to the initial purchasers of the notes, J.P. Morgan Securities LLC, Banc of America Securities LLC, Barclays Capital Inc. and Deutsche Bank Securities Inc., was approximately $5 million. On December 31, 2010, Affinia Group Inc. redeemed $22.5 million in aggregate principal amount of its Secured Notes, pursuant to their terms at a redemption price equal to 103% of the principal amount of such notes being redeemed, plus accrued and unpaid interest to the redemption date.

Additional Notes

On December 9, 2010, Affinia Group Inc. issued $100 million of its 9% Senior Subordinated Notes due 2014 at a price equal to 100% of their face value. Affinia Group Inc. offered the notes without registration in reliance on the exemptions afforded by Rule 144A promulgated under the Securities Act for private resales of securities to qualified institutional buyers and Regulation S promulgated under the Securities Act for offerings of securities outside of the United States. Gross spread to the initial purchasers of the notes, J.P. Morgan Securities LLC and Barclays Capital Inc., was $4 million.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit No.	Description

1.1**	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of Affinia Group Holdings Inc.

3.2*	Amended and Restated Bylaws of Affinia Group Holdings Inc.

4.1	Indenture, dated as of November 30, 2004, among Affinia Group Inc., the Guarantors named therein and Wilmington Trust Company, as Trustee, which is incorporated herein by reference from Exhibit 4.1 of the Registration Statement on Form S-4 of Affinia Group Inc. filed on September 8, 2005.

4.2	9% Senior Subordinated Notes due 2014, Rule 144A Global Note, which is incorporated herein by reference from Exhibit 4.4 of the Registration Statement on Form S-4 of Affinia Group Inc. filed on September 8, 2005.

4.3	9% Senior Subordinated Notes due 2014, Regulation S Global Note, which is incorporated herein by reference from Exhibit 4.5 of the Registration Statement on Form S-4 of Affinia Group Inc. filed on September 8, 2005.

4.4	Registration Rights Agreement with respect to 9% Senior Subordinated Notes due 2014 among Affinia Group Intermediate Holdings Inc., the Guarantors and J.P. Morgan Securities LLC, as representative of the initial purchasers named therein, dated December 9, 2010, which is incorporated herein by reference from Exhibit 4.4 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on December 15, 2010.

4.5	Indenture, dated August 13, 2009, among Affinia Group Inc., the guarantors named therein and Wilmington Trust FSB, as trustee and noteholder collateral agent, which is incorporated herein by reference from Exhibit 4.1 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

4.6	Form of 10.75% Senior Secured Note Due 2016, which is incorporated herein by reference from Exhibit 4.2 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

4.7*	Form of certificate of Affinia Group Holdings Inc. common stock.

4.8**	Certificate of Designations, Preferences, and Relative, Participating, Optional and Other Special Rights of 9 1/2% Class A Convertible Participating Preferred Stock of Affinia Group Holdings Inc.

4.9**	Seller Subordinated Note, dated as of November 30, 2004 by and between Affinia Group Holdings Inc. and Dana Corporation.

5.1*	Opinion of Simpson Thacher & Bartlett LLP.

10.1#	Affinia Group Senior Executive Deferred Compensation and Stock Award Plan, dated as of March 6, 2008, which is incorporated herein by reference from Exhibit 10.9 on Form 10-K/A of Affinia Group Intermediate Holdings Inc. filed on March 14, 2008.

10.2**	Settlement Agreement dated as of November 20, 2007 by and between Dana Corporation and Affinia Group Inc.

10.3*	Amended and Restated Stockholders’ Agreement.

10.4#	Amended and Restated Employment Agreement, dated December 15, 2008, by and between Affinia Group Inc. and Terry R. McCormack, which is incorporated herein by reference from Exhibit 10.12 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

Exhibit No.	Description

10.5#	Amended and Restated Employment Agreement, dated December 15, 2008, by and between Affinia Group Inc. and Keith A. Wilson, which is incorporated herein by reference from Exhibit 10.13 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

10.6#	Amended and Restated Employment Agreement, dated December 15, 2008, by and between Affinia Group Inc. and Thomas H. Madden, which is incorporated herein by reference from Exhibit 10.15 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

10.7#	Amended and Restated Employment Agreement, dated December 15, 2008, by and between Affinia Group Inc. and Steven E. Keller, which is incorporated herein by reference from Exhibit 10.16 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

10.8#	Affinia Group Holdings Inc. 2005 Stock Incentive Plan, which is incorporated herein by reference from Exhibit 10.16 of the Registration Statement on Form S-4 of Affinia Group Inc. filed on September 8, 2005.

10.9#	Affinia Group Holdings Inc. 2005 Stock Incentive Plan amended as of November 14, 2006 and January 1, 2007, which is incorporated herein by reference from Exhibit 10.18 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

10.10**	Form of Nonqualified Stock Option Agreement.

10.11**	Form of Management Stockholder’s Agreement.

10.12**	Form of Sale Participation Agreement.

10.13††	Shares Transfer Agreement between Zhang Haibo and Affinia Group Inc. dated as of June 30, 2008, which is incorporated herein by reference from Exhibit 10.1 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on July 2, 2008.

10.14**†	Shareholders’ Agreement, dated October 31, 2008, among Zhang Haibo, Affinia Acquisition LLC and HBM Investment Limited.

10.15**†	ABL Credit Agreement, dated August 13, 2009, among the Company, the Guarantors, the lenders party thereto, Bank of America, N.A., as administrative agent, Banc of America Securities LLC, Barclays Capital, Wells Fargo Foothill, LLC, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., as joint lead arrangers and joint bookrunners, Barclays Capital and Wells Fargo Foothill, LLC as co-syndication agents and JPMorgan Chase Bank, N.A. and Deutsche Bank Trust Company Americas as co-documentation agents.

10.16**	Omnibus Amendment to ABL Credit Agreement.

10.17**†	Second Amendment to ABL Credit Agreement.

10.18	Third Amendment to ABL Credit Agreement, dated November 30, 2010, which is incorporated by reference from Exhibit 10.1 on Form 8-K of Affinia Group Holdings Inc. filed on December 6, 2010.

10.19	Collateral Agreement, dated August 13, 2009, among Affinia Group Inc., the guarantors named therein, and Wilmington Trust FSB, as Noteholder Collateral Agent, which is incorporated herein by reference from Exhibit 4.4 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

10.20	U.S. Security Agreement, dated August 13, 2009, among the Company, the Guarantors, and Bank of America, N.A., as collateral agent, which is incorporated herein by reference from Exhibit 4.5 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

10.21	Lien Subordination and Intercreditor Agreement, dated August 13, 2009, among the Company, the Guarantors, and Bank of America, N.A., as collateral agent and Wilmington Trust FSB, as noteholder collateral agent, which is incorporated herein by reference from Exhibit 4.6 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

Exhibit No.	Description

10.22††	Agreement between Brake Parts Inc. and Klarius Group Limited and Auto Holding Paris S.A.S. dated February 2, 2010, which is incorporated herein by reference from Exhibit 10.1 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on February 8, 2010.

10.23**#	Amendment No. 1 to the Amended and Restated Employment Agreement, dated August 11, 2010, by and between Affinia Group Inc. and Steven E. Keller.

10.24**#	Amendment No. 1 to the Amended and Restated Employment Agreement, dated August 11, 2010, by and between Affinia Group Inc. and Thomas H. Madden.

10.25**#	Amendment No. 1 to the Amended and Restated Employment Agreement, dated August 11, 2010, by and between Affinia Group Inc. and Terry R. McCormack.

10.26**#	Amendment No. 1 to the Amended and Restated Employment Agreement, dated August 11, 2010, by and between Affinia Group Inc. and Keith A. Wilson.

10.27	Form of Supplemental Agreement to the Management Stockholder’s Agreement and the Sale Participation Agreement, which is incorporated herein by reference from Exhibit 10.26 on Form 10-Q of Affinia Group Intermediate Holdings Inc. filed on November 12, 2010.

10.28	Form of Management Confidentiality, Non-Competition and Proprietary Information Agreement, which is incorporated herein by reference from Exhibit 10.27 on Form 10-Q of Affinia Group Intermediate Holdings Inc. filed on November 12, 2010.

10.29#	Amendment to Affinia Group Holdings Inc. 2005 Stock Incentive Plan, dated August 25, 2010, which is incorporated herein by reference from Exhibit 10.28 on Form 10-Q of Affinia Group Intermediate Holdings Inc. filed on November 12, 2010.

10.30#	Amendment to Affinia Group Holdings Inc. 2005 Stock Incentive Plan, dated December 2, 2010, which is incorporated herein by reference from Exhibit 10.23 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed March 11, 2011.

10.31**	Form of Restricted Stock Unit Agreement.

10.32	Advisory Agreement, dated January 1, 2011, among Affinia Group Inc., Affinia Group Intermediate Holdings Inc., Affinia Group Holdings Inc. and Cypress Advisors, Inc., which is incorporated herein by reference from Exhibit 10.40 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed March 11, 2011.

10.33	Advisory Agreement, dated January 1, 2011, among Affinia Group Inc., Affinia Group Intermediate Holdings Inc., Affinia Group Holdings Inc. and Torque Capital Group LLC, which is incorporated herein by reference from Exhibit 10.41 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed March 11, 2011.

21.1*	List of subsidiaries.

23.1*	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5).

23.2	Consent of Deloitte & Touche LLP.

24.1**	Power of Attorney.

*	To be filed by amendment.
**	Previously filed.
#	Management contract or compensatory plan or arrangement.
†	An application for confidential treatment of selected portions of this document has been filed with the Commission.
††	Pursuant to Item 601(b)(2) of Regulation S-K, Affinia Group Holdings Inc. hereby agrees to furnish supplementally a copy of any omitted schedule or exhibit to Exhibits 10.13 and 10.22 upon request.

(b)	Financial Statement Schedules

Affinia Group Holdings Inc. (Parent Company)

Schedule I—Condensed Financial Information of Registrant

Condensed Statements of Operations

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
(Dollars in millions)
Change in fair value of redeemable preferred stock embedded derivative liability	3	(24)	(24)
Interest expense	(9)	(10)	(11)

(Loss) from continuing operations before income tax provision, equity in income and noncontrolling interest	(6)	(34)	(35)
Equity in income (loss), net of tax	(3)	(37)	30
Income tax provision	3	3	4

Net loss	(6)	(68)	(1)
Less: net income attributable to noncontrolling interest, net of tax	—	2	4

Net loss attributable to the Company	$(6)	$(70)	$(5)

These condensed financial statements should be read in conjunction with the accompanying consolidated financial statements and notes thereto of Affinia Group Holdings Inc.

See accompanying notes to condensed financial statements.

Affinia Group Holdings Inc. (Parent Company)

Schedule I—Condensed Financial Information of Registrant

Condensed Balance Sheets

(Dollars in millions)	December 31, 2009	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$1	$—
Other current assets	—	1

Total current assets	1	1
Goodwill	11	12
Deferred income taxes	11	14
Investments in subsidiaries	436	448

Total assets	$459	$475

Liabilities, mezzanine equity and shareholders’ equity
Long-term debt	91	102
Redeemable preferred stock embedded derivative liability	37	63
Deferred employee benefits and other noncurrent liabilities	7	7

Total liabilities	135	172

Contingencies and commitments
Mezzanine equity:
Redeemable preferred stock, $.01 par value; 150,000 class A shares authorized; 57,376 and 62,925 shares outstanding at December 31, 2009 and December 31, 2010, respectively	86	126
Shareholders’ equity:
Common stock, $.01 par value; 4,800,000 shares authorized; 3,563,022 and 3,574,480 shares outstanding at December 31, 2009 and December 31, 2010, respectively	—	—
Additional paid-in capital	308	255
Accumulated deficit	(124)	(129)
Accumulated other comprehensive income	38	39

Total shareholders’ equity of the Company	222	165
Noncontrolling interest in consolidated subsidiaries	16	12

Total shareholders’ equity	238	177

Total liabilities, mezzanine equity and shareholders’ equity	$459	$475

These condensed financial statements should be read in conjunction with the accompanying consolidated financial statements and notes thereto of Affinia Group Holdings Inc.

See accompanying notes to condensed financial statements.

Affinia Group Holdings Inc. (Parent Company)

Schedule I—Condensed Financial Information of Registrant

Condensed Statements of Cash Flows

(Dollars in millions)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Operating activities
Net loss	$(6)	$(68)	$(1)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in undistributed income of subsidiaries	3	37	(30)
Change in fair value of redeemable preferred stock embedded derivative liability	(3)	24	24
Provision for deferred income taxes	(2)	(3)	(3)
Interest paid in kind, including discount accretion, on seller note	9	10	11
Change in other	(2)	—	(2)

Net cash used in operating activities	(1)	—	(1)
Investing activities
Investments in companies, net of cash acquired	(50)	—	—
Proceeds from sale of affiliates	—	25	—
Investments in affiliates	—	(25)	—

Net cash used in investing activities	(50)	—	—
Financing activities
Capital contribution	52	—	—

Net cash provided by financing activities	52	—	—
Increase (decrease) in cash and cash equivalents	1	—	(1)
Cash and cash equivalents at beginning of the period	—	1	1

Cash and cash equivalents at end of the period	$1	$1	$—

These condensed financial statements should be read in conjunction with the accompanying consolidated financial statements and notes thereto of Affinia Group Holdings Inc.

See accompanying notes to condensed financial statements.

Affinia Group Holdings Inc. (Parent Company)

Notes to Condensed Financial Statements

The accompanying condensed financial statements of Affinia Group Holdings Inc. (the “Registrant”) should be read in conjunction with the consolidated financial statements and notes thereto of Affinia Group Holdings Inc. and Subsidiaries included elsewhere in this filing.

1. Ownership

Affinia Group Holdings Inc. (“the Company”) is a Delaware corporation formed on July 6, 2004 and the issuer of the common stock and preferred stock. Affinia Group Inc., one of the Company’s subsidiaries and a Delaware corporation formed on June 28, 2004, entered into a stock and asset purchase agreement (the “Purchase Agreement”) on November 30, 2004 with Dana Corporation (“Dana”). The Purchase Agreement provided for the acquisition by Affinia Group Inc. of substantially all of Dana’s aftermarket business operations (the “Acquisition”). The Company is a holding company with no significant operations but it does have a note with Dana (refer to Note 4 below), redeemable preferred stock (refer to Note 5 below), common stock and a direct interest in a subsidiary (refer to Note 6 below).

2. Basis of Presentation

Pursuant to rules and regulations of the Securities and Exchange Commission, the unconsolidated condensed financial statements of the Company do not reflect all of the information and notes normally included with financial statements prepared in accordance with generally accepted accounting principles. Therefore, these financial statements should be read in conjunction with the consolidated financial statements and related notes thereto included in this Registration Statement.

Accounting for subsidiaries—The Company has accounted for its subsidiaries under the equity method in the unconsolidated condensed financial statements.

3. Dividend Restrictions

Our ABL Revolver and senior notes each contain certain covenants that, among other things, restrict our ability to pay dividends on, make other distributions on or redeem or repurchase stock or make other restricted payments, and restrict dividends, distributions or other payments from our subsidiaries, thus restricting substantially all of our net assets. The ability to declare a dividend is also subject to limits imposed by Delaware corporate law. Under Delaware law, our board of directors may declare dividends only to the extent of “surplus,” which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or if there is no surplus out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

4. Seller Note

As part of the financing in connection with the Acquisition in 2004, the Company issued a subordinated payment in kind note due 2019 with a face amount of $74.5 million (the “Seller Note”) to an affiliate of Dana. The Seller Note had an estimated fair value of $50 million upon issuance. For further information see “Note 11. Debt” to the consolidated financial statements included in this Registration Statement.

5. Preferred Stock

On October 30, 2008, we authorized 200,000 shares of preferred stock and designated for issuance 150,000 shares of 9.5% Class A Convertible Participating Preferred Stock, with a par value of $0.01 per share and an initial issue price of $1,000 per share (the “Redeemable Preferred Stock”). The Company issued 51,475 shares of Redeemable Preferred Stock on October 31, 2008 and no further shares have been issued. The Company has determined that the conversion feature embedded in its Redeemable Preferred Stock is required to be accounted for separately from the Redeemable Preferred Stock as a derivative liability. For further information see “Note 12. Redeemable Preferred Stock” and “Note 25. Derivatives” to the consolidated financial statements included in this Registration Statement.

Affinia Group Holdings Inc. (Parent Company)

Notes to Condensed Financial Statements—(Continued)

6. Noncontrolling Interest

Effective October 31, 2008, Affinia Acquisition LLC completed the purchase of 85% of the equity interests in Affinia Hong Kong Limited. The Company owned 95% of Affinia Acquisition LLC and Affinia Group Inc. owned the remaining 5% interest. Effective June 1, 2009, Affinia Group Inc. acquired an additional 35% ownership interest in Affinia Acquisition LLC for a purchase price of $25 million, which increased its ownership to 40% and reduced the Company’s ownership to 60%. For further information see “Note 5. Business Combinations” to the consolidated financial statements included in this Registration Statement. On September 1, 2010, the Company contributed the remaining 60% interest in Affinia Acquisition LLC to Affinia Group Intermediate Holdings Inc. and Affinia Group Intermediate Holdings Inc. contributed such interest to Affinia Group Inc. In December 2010, we acquired the remaining 50% ownership interest in Affinia India Private Limited, the Company’s India joint venture, for $24 million in cash, increasing our ownership interest from 50% to 100%. We had a controlling financial interest in Affinia India Private Limited prior to the purchase of the remaining 50% interest. Since we had control prior to the purchase, the transaction has been accounted for as an equity transaction consistent with ASC Topic 810, “Consolidation.” As a result of the transaction the noncontrolling interest balance was decreased by $8 million and the additional paid-in capital was decreased by $16 million. The net income attributable to the noncontrolling interest owned in Affinia Acquisition LLC and Affinia India Private Limited was less than $1 in 2008, $2 million for 2009 and $4 million for 2010.

Affinia Group Holdings Inc. (Parent Company)

Notes to Condensed Financial Statements—(Continued)

Schedule II—Valuation and Qualifying Accounts of Affinia Group Holdings Inc.

The allowance for doubtful accounts is summarized below for the period ending December 31, 2008, December 31, 2009 and December 31, 2010:

(Dollars in millions)	Balance at beginning of period	Amounts charged to income	Trade accounts receivable “written off” net of recoveries	Adjustments arising from change in currency exchange rates and other items	Balance at end of period
Year ended December 31, 2008	$4	$1	$(1)	$—	$4
Year ended December 31, 2009	$4	$4	$(4)	$(1)	$3
Year ended December 31, 2010	$3	$—	$—	$(1)	$2

Item 17.	Undertakings

(a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Affinia Group Holdings Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ann Arbor, State of Michigan, on April 13, 2011.

AFFINIA GROUP HOLDINGS INC.

By:	/S/ STEVEN E. KELLER
Name:	Steven E. Keller
Title:	Senior Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on April 13, 2011.

Signature	Capacity

* Terry R. McCormack	President, Chief Executive Officer and Director (Principal Executive Officer)

* Thomas H. Madden	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* James A. Stern	Chairman of the Board of Directors

* William M. Lasky	Director

* James S. McElya	Director

* Donald J. Morrison	Director

Signature	Capacity

* Joseph A. Onorato	Director

* John M. Riess	Director

* Joseph E. Parzick	Director

* By:	/S/ STEVEN E. KELLER
Name:	Steven E. Keller
Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

1.1**	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of Affinia Group Holdings Inc.

3.2*	Amended and Restated Bylaws of Affinia Group Holdings Inc.

4.1	Indenture, dated as of November 30, 2004, among Affinia Group Inc., the Guarantors named therein and Wilmington Trust Company, as Trustee, which is incorporated herein by reference from Exhibit 4.1 of the Registration Statement on Form S-4 of Affinia Group Inc. filed on September 8, 2005.

4.2	9% Senior Subordinated Notes due 2014, Rule 144A Global Note, which is incorporated herein by reference from Exhibit 4.4 of the Registration Statement on Form S-4 of Affinia Group Inc. filed on September 8, 2005.

4.3	9% Senior Subordinated Notes due 2014, Regulation S Global Note, which is incorporated herein by reference from Exhibit 4.5 of the Registration Statement on Form S-4 of Affinia Group Inc. filed on September 8, 2005.

4.4

Registration Rights Agreement with respect to 9% Senior Subordinated Notes due 2014 among Affinia Group Intermediate Holdings Inc., the Guarantors and J.P. Morgan Securities LLC, as representative of the initial purchasers named therein, dated December 9, 2010, which is incorporated herein by reference from Exhibit 4.4 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on December 15, 2010.

4.5

Indenture, dated August 13, 2009, among Affinia Group Inc., the guarantors named therein and Wilmington Trust FSB, as trustee and noteholder collateral agent, which is incorporated herein by reference from Exhibit 4.1 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

4.6	Form of 10.75% Senior Secured Note Due 2016, which is incorporated herein by reference from Exhibit 4.2 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

4.7*	Form of certificate of Affinia Group Holdings Inc. common stock.

4.8**	Certificate of Designations, Preferences, and Relative, Participating, Optional and Other Special Rights of 9 1/2% Class A Convertible Participating Preferred Stock of Affinia Group Holdings Inc.

4.9**	Seller Subordinated Note, dated as of November 30, 2004 by and between Affinia Group Holdings Inc. and Dana Corporation.

5.1*	Opinion of Simpson Thacher & Bartlett LLP.

10.1#	Affinia Group Senior Executive Deferred Compensation and Stock Award Plan, dated as of March 6, 2008, which is incorporated herein by reference from Exhibit 10.9 on Form 10-K/A of Affinia Group Intermediate Holdings Inc. filed on March 14, 2008.

10.2**	Settlement Agreement dated as of November 20, 2007 by and between Dana Corporation and Affinia Group Inc.

10.3*	Amended and Restated Stockholders’ Agreement.

10.4#	Amended and Restated Employment Agreement, dated December 15, 2008, by and between Affinia Group Inc. and Terry R. McCormack, which is incorporated herein by reference from Exhibit 10.12 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

10.5#	Amended and Restated Employment Agreement, dated December 15, 2008, by and between Affinia Group Inc. and Keith A. Wilson, which is incorporated herein by reference from Exhibit 10.13 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

Exhibit No.	Description
10.6#	Amended and Restated Employment Agreement, dated December 15, 2008, by and between Affinia Group Inc. and Thomas H. Madden, which is incorporated herein by reference from Exhibit 10.15 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

10.7#	Amended and Restated Employment Agreement, dated December 15, 2008, by and between Affinia Group Inc. and Steven E. Keller, which is incorporated herein by reference from Exhibit 10.16 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

10.8#	Affinia Group Holdings Inc. 2005 Stock Incentive Plan, which is incorporated herein by reference from Exhibit 10.16 of the Registration Statement on Form S-4 of Affinia Group Inc. filed on September 8, 2005.

10.9#	Affinia Group Holdings Inc. 2005 Stock Incentive Plan amended as of November 14, 2006 and January 1, 2007, which is incorporated herein by reference from Exhibit 10.18 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed on March 6, 2009.

10.10**	Form of Nonqualified Stock Option Agreement.

10.11**	Form of Management Stockholder’s Agreement.

10.12**	Form of Sale Participation Agreement.

10.13††	Shares Transfer Agreement between Zhang Haibo and Affinia Group Inc. dated as of June 30, 2008, which is incorporated herein by reference from Exhibit 10.1 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on July 2, 2008.

10.14**†	Shareholders’ Agreement, dated October 31, 2008, among Zhang Haibo, Affinia Acquisition LLC and HBM Investment Limited.

10.15**†	ABL Credit Agreement, dated August 13, 2009, among the Company, the Guarantors, the lenders party thereto, Bank of America, N.A., as administrative agent, Banc of America Securities LLC, Barclays Capital, Wells Fargo Foothill, LLC, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., as joint lead arrangers and joint bookrunners, Barclays Capital and Wells Fargo Foothill, LLC as co-syndication agents and JPMorgan Chase Bank, N.A. and Deutsche Bank Trust Company Americas as co-documentation agents.

10.16**	Omnibus Amendment to ABL Credit Agreement.

10.17**†	Second Amendment to ABL Credit Agreement.

10.18	Third Amendment to ABL Credit Agreement, dated November 30, 2010, which is incorporated by reference from Exhibit 10.1 on Form 8-K of Affinia Group Holdings Inc. filed on December 6, 2010.

10.19	Collateral Agreement, dated August 13, 2009, among Affinia Group Inc., the guarantors named therein, and Wilmington Trust FSB, as Noteholder Collateral Agent, which is incorporated herein by reference from Exhibit 4.4 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

10.20	U.S. Security Agreement, dated August 13, 2009, among the Company, the Guarantors, and Bank of America, N.A., as collateral agent, which is incorporated herein by reference from Exhibit 4.5 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

10.21	Lien Subordination and Intercreditor Agreement, dated August 13, 2009, among the Company, the Guarantors, and Bank of America, N.A., as collateral agent and Wilmington Trust FSB, as noteholder collateral agent, which is incorporated herein by reference from Exhibit 4.6 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on August 19, 2009.

10.22††	Agreement between Brake Parts Inc. and Klarius Group Limited and Auto Holding Paris S.A.S. dated February 2, 2010, which is incorporated herein by reference from Exhibit 10.1 on Form 8-K of Affinia Group Intermediate Holdings Inc. filed on February 8, 2010.

10.23**#	Amendment No. 1 to the Amended and Restated Employment Agreement, dated August 11, 2010, by and between Affinia Group Inc. and Steven E. Keller.

Exhibit No.	Description
10.24**#	Amendment No. 1 to the Amended and Restated Employment Agreement, dated August 11, 2010, by and between Affinia Group Inc. and Thomas H. Madden.

10.25**#	Amendment No. 1 to the Amended and Restated Employment Agreement, dated August 11, 2010, by and between Affinia Group Inc. and Terry R. McCormack.

10.26**#	Amendment No. 1 to the Amended and Restated Employment Agreement, dated August 11, 2010, by and between Affinia Group Inc. and Keith A. Wilson.

10.27	Form of Supplemental Agreement to the Management Stockholder’s Agreement and the Sale Participation Agreement, which is incorporated herein by reference from Exhibit 10.26 on Form 10-Q of Affinia Group Intermediate Holdings Inc. filed on November 12, 2010.

10.28	Form of Management Confidentiality, Non-Competition and Proprietary Information Agreement, which is incorporated herein by reference from Exhibit 10.27 on Form 10-Q of Affinia Group Intermediate Holdings Inc. filed on November 12, 2010.

10.29#	Amendment to Affinia Group Holdings Inc. 2005 Stock Incentive Plan, dated August 25, 2010, which is incorporated herein by reference from Exhibit 10.28 on Form 10-Q of Affinia Group Intermediate Holdings Inc. filed on November 12, 2010.

10.30#	Amendment to Affinia Group Holdings Inc. 2005 Stock Incentive Plan, dated December 2, 2010, which is incorporated herein by reference from Exhibit 10.23 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed March 11, 2011.

10.31**	Form of Restricted Stock Unit Agreement.

10.32	Advisory Agreement, dated January 1, 2011, among Affinia Group Inc., Affinia Group Intermediate Holdings Inc., Affinia Group Holdings Inc. and Cypress Advisors, Inc., which is incorporated herein by reference from Exhibit 10.40 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed March 11, 2011.

10.33	Advisory Agreement, dated January 1, 2011, among Affinia Group Inc., Affinia Group Intermediate Holdings Inc., Affinia Group Holdings Inc. and Torque Capital Group LLC, which is incorporated herein by reference from Exhibit 10.41 on Form 10-K of Affinia Group Intermediate Holdings Inc. filed March 11, 2011.

21.1*	List of subsidiaries.

23.1*	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5).

23.2	Consent of Deloitte & Touche LLP.

24.1**	Power of Attorney.

*	To be filed by amendment.
**	Previously filed.
#	Management contract or compensatory plan or arrangement.
†	An application for confidential treatment of selected portions of this document has been filed with the Commission.
††	Pursuant to Item 601(b)(2) of Regulation S-K, Affinia Group Holdings Inc. hereby agrees to furnish supplementally a copy of any omitted schedule or exhibit to Exhibits 10.13 and 10.22 upon request.